As confidentially submitted to the Securities and Exchange Commission on September 15, 2026 as Amendment No. 2 to the draft registration statement. This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
vVARDIS Holding AG
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s Name into English)

Switzerland	3841	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Haley Abivardi
Goly Abivardi
Co-Chief Executive Officers and Co-Founders
Gubelstrasse 24
6300 Zug
Switzerland
+41 78 258 4860
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
vVARDIS Inc.
Keith Koford
General Counsel
99 Wall Street, Suite 1836
New York, New York 10005
United States of America
+1 903 738 8333
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

Yasin Keshvargar Deanna L. Kirkpatrick Maxim Van de moortel Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 United States of America +1 212 450 4000	Dieter Gericke Daniel Häusermann Estelle Piccard Homburger AG Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 1000	Patrick Schärli Stephan Erni Lenz & Staehelin Brandschenkestrasse 24 CH-8027 Zurich Switzerland +41 58 450 8000	Brian K. Rosenzweig Matthew T. Gehl Mark Edlund Covington & Burling LLP 30 Hudson Yards New York, New York 10001 United States of America +1 212 841 1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED     , 2026
PRELIMINARY PROSPECTUS
Shares

vVARDIS HOLDING AG
Class A Ordinary Shares
We are offering a total of    Class A ordinary shares, CHF 0.006 par value, of vVARDIS Holding AG.
The underwriters may also purchase up to    Class A ordinary shares within 30 days to cover over-allotments, if any.
Immediately prior to the completion of this offering, we will convert our existing share capital into two classes of authorized ordinary shares: Class A ordinary shares and Class B voting rights shares. In connection with this conversion, each ordinary share outstanding immediately prior thereto will be converted into either one Class A ordinary share or ten Class B voting rights shares. Following such conversion, each Class A ordinary share and each Class B voting rights share will carry one vote per share. Class A ordinary shares will have a par value of CHF 0.006 per share and Class B voting rights shares will have a par value of CHF 0.0006 per share. As a result, although each share carries one vote, because the Class B voting rights shares have a lower par value, each Class B voting rights share will have ten times the voting power of each Class A ordinary share on a per-par-value (“capital-invested”) basis. The Class B voting rights shares will also be subject to transfer restrictions and mandatory conversion into Class A ordinary shares upon the occurrence of certain events, including upon the occurrence of certain “individual sunset” events, including, but not limited to, such time that (x) a Founder (as defined below) ceases to hold at least   % of the number of Class B voting rights shares held by such individual immediately following this offering; and (y) a Founder is no longer acting as a member of the executive committee of the Company or serving in an advisory role with the Company or its controlled affiliates, subject, in the case of the “individual sunset” events, to the right of first refusal of the other Founder to purchase such Class B voting rights shares. Class A ordinary shares and Class B voting rights shares will be identical in all other respects. See “Description of Share Capital and Articles of Association.” All of the Class B voting rights shares will be beneficially owned by Haley Abivardi and Goly Abivardi (our “Founders” and each, a “Founder”). Accordingly, following this offering, our Founders will control ordinary shares representing   % of the total voting power of our share capital, assuming no exercise of the underwriters’ option to purchase Class A ordinary shares to cover over-allotments. Accordingly, our Founders will be able to significantly influence any action requiring the approval of shareholders, including the election of our board of directors, the adoption of amendments to our amended and restated articles of association (the “Amended and Restated Articles of Association”) and any significant corporate transaction. For more information about our share capital, see the section titled “Description of Share Capital and Articles of Association.”
We expect that the initial public offering price will be between $   and $   per Class A ordinary share. We intend to list our Class A ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “VVVV.”
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” under the U.S. federal securities laws and we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Additionally, we are a “foreign private issuer” under applicable rules of the SEC and a “controlled company” within the meaning of the NYSE corporate governance standards. As a result, we may elect to observe reduced public company disclosure and corporate governance requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company,” “—Implications of Being a Foreign Private Issuer,” and “—Controlled Company Status,” respectively.
Investing in our Class A ordinary shares involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

	Per Class A ordinary share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters.
The underwriters expect to deliver the Class A ordinary shares against payment in New York, New York on or about   , 2026.

Joint Bookrunning Managers
Goldman Sachs & Co. LLC	J.P. Morgan

Bookrunners
William Blair	UBS Investment Bank	Deutsche Bank Securities	Apollo Global Securities

The date of this prospectus is   , 2026.

Through and including   , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared and filed with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell Class A ordinary shares only under the circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares. Our business, financial condition, results of operations and future prospects may have changed since such date.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside of the United States.
i

ABOUT THIS PROSPECTUS
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “vVARDIS,” “vVARDIS Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to vVARDIS Holding AG, together with its subsidiaries.
Financial Statements
Our fiscal year ends on December 31 of each year. We present our consolidated financial statements in U.S. dollars. Certain of our subsidiaries maintain their books and records in their local currencies, including CHF, GBP and EUR, which are the primary currencies of the economic environment in which their respective operations are conducted. The results of such subsidiaries are subsequently translated to U.S. dollars.
Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Our financial information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
The audited consolidated financial statements prepared in accordance with GAAP have been audited by Deloitte AG, as stated in its report included elsewhere in this prospectus.
In this prospectus, we also present certain financial information for the last six months ended June 30, 2026. Such financial information has not been audited, is not required by or presented in accordance with GAAP and has been prepared for illustrative purposes only. It has been derived by subtracting our historical unaudited consolidated financial data for the six months ended June 30, 2025, from our historical consolidated financial data for the year ended December 31, 2025, and then adding our historical interim consolidated financial data for the six months ended June 30, 2026.
Historical financial information, including share and per share amounts, included in this prospectus reflects our capital structure prior to the implementation of the dual-class structure, which will become effective upon the effectiveness of our Amended and Restated Articles of Association immediately prior to the completion of this offering. Accordingly, the historical financial statements included in this prospectus do not reflect the reclassification of our outstanding share capital into Class A ordinary shares and Class B voting rights shares.
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “CHF” or “Swiss franc” are to the legal currency of Switzerland.
Non-GAAP Measures
We use Adjusted EBITDA, a non-GAAP financial measure, to supplement our consolidated financial statements, which are presented in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for our definition of this non-GAAP financial measure, information about how and why we use it and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this prospectus, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.
Trademarks, Trade Names and Service Marks
This prospectus includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Market and Industry Data
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our total addressable market (“TAM”), serviceable addressable market (“SAM”), industry and the markets in which we operate, including our general expectations, market position and market opportunity, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, business organizations and other contacts in the markets in which we operate.
The content of such sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated into this prospectus by reference. Governmental and industry publications and other market sources, including those referred to in this prospectus, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the underwriters, nor their respective affiliates or agents have independently verified it.
Certain information in this prospectus is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable. Except to the extent specifically set forth in this prospectus, the data that we compile internally and our estimates have not been verified by an independent source.
See also “Cautionary Statement Regarding Forward-Looking Statements.”
Calculation of Our Market Opportunity
Affected Population and Disease Prevalence
Our TAM and SAM calculations are based on an estimated total U.S. population of approximately 342 million, based on data from the U.S. Census Bureau and the World Bank. We estimate that approximately 63-65% of the U.S. population visits a dentist at least once per year, based on analyses by the National Center for Health Statistics and the CDC.
For TAM, we apply our prevalence assumptions to the full U.S. population, including the approximately 35% to 37% who do not visit a dentist annually, and assume that early-stage cavity prevalence in non-dental visitors is at least as high as in the dental-visiting population. For SAM, we apply an annual dental visitation rate of approximately 65% to reflect the subset of the population that visits a dentist at least once per year.
Based on our review of clinical and academic literature and data from our partners, we estimate that approximately 75% to 85% of the U.S. population has at least one early-stage cavity. We use this same prevalence range in both our TAM and SAM calculations. This estimate does not refer to the 2.5 billion people globally affected by tooth decay cited elsewhere in this prospectus; that figure reflects cavitated (advanced) cavities assessed under WHO surveillance methodology, whereas our estimate is specific to early-stage, enamel-only cavities detectable through dental X-rays and clinical examination. In developing this range, we considered the following material literature:
We selected Skeie et al. as the primary reference point because it used the most comprehensive detection methodology among the studies we reviewed. Because that study focused on adolescents, we supplemented it with the child and adult studies below to estimate a 75% to 85% range across the broader population. Although the principal studies are European, we believe they are directionally supported in the United States by Autio-Gold et al. and by proprietary data from our AI diagnostic partners and major customers.

Number of Teeth Affected
•
Skeie et al. (2022), a large-scale review combining data from multiple studies across approximately 84,512 participants, which found a 77% prevalence of early-stage cavities and included dental X-rays to assess surfaces between the teeth, where most early-stage cavities occur;

•	Agustsdottir et al. (2010), which reported 85% prevalence in children;
•	Rødseth et al. (2023), which reported 85.8% prevalence in adults; and
•	Autio-Gold et al. (2005), a U.S. study of 221 children aged 5-6 that included dental X-rays for surfaces between the teeth and reported 71% prevalence in children in the United States.
We estimate that affected patients have, on average, approximately 4.6 early-stage cavities. Because we are not aware of a large-scale pooled review addressing cavities per patient, we relied on individual studies that assessed all tooth surfaces using both clinical examination and dental X-rays. Key studies informing our estimate include:
•
Autio-Gold et al. (2005), which reported an average of 2.91 early-stage cavities per affected child. Because children aged 5-6 have only 20 teeth compared to 32 in a full adult set, we normalized this figure to a 32-tooth equivalent, yielding 4.66 cavities on a comparable basis;

•	Agustsdottir et al. (2010), which reported 5.67 cavities in 12-year-olds and 10.66 in 15-year-olds; and
•	Rødseth et al. (2023), which reported 3.80 cavities in adults.
We weighted these figures based on the proportion of the U.S. population in each age group using U.S. Census Bureau data, which yielded an estimate of 4.6 early-stage cavities per affected patient. We adjust this figure downward by approximately 9% to reflect that approximately 75% of early-stage cavities occur between adjacent teeth, which we refer to as interproximal, based on data from Martignon et al. (2010), Jacobsen et al. (2019), Isaksson et al. (2013) and Talabani et al. (2015), and that approximately 25% of those interproximal cavities involve both surfaces of the same gap between two teeth, based on data from Yilmaz et al. (2025), Kirthiga et al. (2023), Cho et al. (2021) and Dean et al. (1997). Taken together, this means that approximately 18.75% of early-stage cavities involve both surfaces of the same gap between two teeth. Because a single application of our product is often used to treat both surfaces at once, those dual-surface cavities are counted once for treatment purposes rather than twice. This results in an estimate of approximately 4.2 treatable early-stage cavities per affected patient, which we use in both our TAM and SAM calculations.
Detection Rates and Potential Impact of AI
We estimate that dentists detect approximately 65% to 69% of early-stage cavities without AI assistance. Our TAM assumes a 100% detection rate, meaning all early-stage cavities are identified. Our SAM applies the lower 65% to 69% detection rate and therefore reflects only cavities that are currently identified and clinically managed.
We derived the 65% to 69% unaided detection range from the ADEPT clinical study (Devlin et al., 2021), in which dentists without AI assistance detected 44.3% of interproximal early-stage cavities compared to 75.8% with AI assistance. Based on these results, we estimate that dentists detect approximately 58% of interproximal early-stage cavities without AI assistance. Interproximal cavities represent approximately 75% of all early-stage cavities and are often missed because they are visible only on dental X-rays. For cavities on other tooth surfaces, which represent approximately 25% of early-stage cavities and are generally identifiable through visual examination, we estimate detection rates of approximately 86%, based on a systematic review of visual cavity detection methods conducted by Macey et al. (2021), to 100%, which we use as a conservative upper bound. Weighting these rates produces an overall unaided detection estimate of approximately 65% to 69%. Applying the prevalence, visitation, detection and number of affected teeth assumptions described in this section to the U.S. population, we estimate a SAM of at least 450 million treatable early-stage cavities.

We estimate that broader adoption of AI-powered diagnostic tools could increase early-stage cavity identification by approximately 30% to 40% relative to unaided clinical assessment. This estimate is further supported by data from FDA 510(k) clearance submissions for two leading AI-powered dental diagnostic solutions, each of which independently observed detection improvements consistent with this range: Overjet Caries Assist (K212519, 2022), in which cavity detection improved from 57.9% to 76.2% with AI assistance (an approximately 32% relative improvement), and Videa Caries Assist (2022), in which the number of missed cavities was 43% lower for dentists using the AI-assisted solution.Because our current SAM does not include any assumed increase in detection from AI adoption, we believe broader AI adoption could expand our market opportunity by more than 30%, particularly if improved detection is accompanied by higher patient treatment acceptance through AI-enabled workflows observed by our partners. However, this potential expansion is not included in our current SAM estimate.
Pricing Assumptions
Our pricing assumptions are based on the prices at which we currently sell our products in the United States, whether directly or through distributors. Our estimates assume that dental professionals use our products in accordance with their intended use and recommended application protocols, including one application of Curodont® per early-stage cavity. Actual utilization may differ from these assumptions, including where one application is used to treat cavities on neighboring teeth, which could reduce per-cavity product consumption. See “Risk Factors—Risks Related to Our Business and Industry—The market opportunities for our products may be smaller than we estimate.”
Additional Assumptions
Our TAM and SAM estimates are based on several additional assumptions. They assume no material change in provider behavior based on the availability of new cavity treatment options, except that our discussion of potential AI-driven market expansion is presented separately and is not included in our current SAM. They assume no change in the current regulatory framework applicable to our products, including the classification of Curodont® Repair Fluoride Plus as an OTC drug product under the FDCA. See “—Government Regulation—Regulation of Our Products—United States.”
v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “could,” “would,” “project,” “target,” “plan,” “expect,” “predict,” “potential” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•	demand for our Curodont® products, technologies and treatment solutions;
•	our assumptions regarding market growth, customer and patient demand as well as adoption and penetration rates;
•	our ability to expand and retain our network of dental professionals, distributors and strategic partners;
•	our ability to compete effectively in the highly competitive dental products market;
•	our ability to meet our performance and financial obligations to our contractual counterparties, including our distributors;
•	the ability and willingness of our contractual counterparties, including our distributors and other customers, to meet their payment and other obligations to us;
•	our ability to collect amounts owed to us under our accounts receivable;
•	our ability to innovate and successfully expand our Curodont® technology platform and introduce new products, technologies and treatment solutions;
•	our ability to raise awareness of our Curodont® technology platform and its clinical and commercial benefits among dental professionals and patients;
•	trends affecting consumer discretionary spending and patient willingness to pursue elective dental procedures;
•	our plans to expand our sales force and execute successfully on our sales and marketing initiatives;
•	our ability to maintain, protect and enforce our intellectual property rights and proprietary technology;
•	our dependence on key suppliers, manufacturers and third-party service providers;
•	our manufacturing, supply chain, fulfillment or distribution operations;
•	our ability to obtain, maintain and comply with applicable regulatory approvals, certifications and clearances;
•	the impact of healthcare laws, regulations, reimbursement practices and regulatory enforcement actions;
•	our international operations and ability to expand in existing and new geographic markets;
•	fluctuations in foreign currency exchange rates and macroeconomic conditions;
•	our ability to attract, retain and incentivize qualified management, clinical, technical and other personnel;
•	the use of artificial intelligence (“AI”), machine learning (“ML”) automation and digital tools in our products and operations;
•	our ability to manage growth effectively and scale our operations and infrastructure;
•	the impact of cybersecurity incidents, system failures and interruptions to our information technology systems;
•	our ability to achieve and sustain profitability and generate positive cash flow;

•	the impact of public health crises, geopolitical instability, inflationary pressures and other adverse global economic conditions on our business and results of operations;
•	the effect of our multi-class share capital structure; and
•	our anticipated use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares.
Our Vision and Mission
We were founded in Switzerland by Dr. Haley Abivardi and Dr. Goly Abivardi—internationally renowned dentists and serial entrepreneurs—with a vision to improve overall health globally by defining and establishing a new category in oral health. Our mission is to create a world where cavity treatment is pain-free, regenerative and accessible to all.
Overview
We believe, drawing on our industry experience, market understanding and extensive clinical evidence, that we have created a first-in-category healthcare platform: the first clinically validated treatment for early-stage cavities that helps preserve the natural tooth structure and enables the restoration of enamel crystal density throughout the lesion, in a similar way to how nature built the tooth. Our proprietary peptide-enabled technology platform, Curodont®, delivers an early therapeutic solution for tooth decay, the world’s most prevalent non-communicable disease, addressing a massive global healthcare need that has historically lacked effective early-intervention medical treatment options.
Our Curodont® platform includes our flagship Curodont® products—Curodont® Repair Fluoride Plus, which is currently sold in the United States and generates the vast majority of our revenues, and Curodont® Repair, which is currently sold in our other markets. Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities, establishing a new drill-free restorative category that we believe aligns clinical and economic incentives for patients, dental practitioners and payors. We have accumulated a robust body of scientific evidence over the last 25 years that demonstrates the clinical performance, tolerability and observed outcomes of Curodont®’s underlying technology. Following our U.S. commercial launch in January 2024, we have achieved rapid clinical adoption, and estimate that our products have treated over three-and-a-half million teeth as of June 30, 2026, with our flagship Curodont® products having been sold to over 20,000 of the approximately 110,000 general dental practices in the United States. In the year ended December 31, 2025, and the last six months ended June 30, 2026, we have achieved $30.2 million and $28.6 million in net revenue, representing a year-over-year growth rate of 148.5% and 214.2%, respectively, and gross profit of $22.4 million and $24.7 million, representing a gross margin of 74.2% and 86.4%, respectively. Curodont® Repair Fluoride Plus is distributed in the United States, where it is regulated as an over-the-counter (“OTC”) drug product by the U.S. Food and Drug Administration (the “FDA”) on the basis of its sodium fluoride content. Because Curodont® Repair Fluoride Plus is regulated as an OTC drug product in the United States, the FDA has not made any determination regarding its safety or efficacy.
Tooth decay affects approximately 2.5 billion people globally, according to the World Health Organization. Based on analyses performed by the National Center for Health Statistics and the CDC, approximately 63-65% of the general population in the United States visit the dentist annually. Among children, annual dental visitation rates are even higher, ranging from 80% to 90%. Based on our survey of existing clinical and academic literature and data from our partners, we estimate that approximately 75-85% of the U.S. population has at least one early-stage cavity and such affected patients have, on average, four to five early-stage cavities. Taken together, we estimate this translates to an estimated 1 billion early-stage cavities in the United States alone, representing a TAM for Curodont® of approximately $29 billion. This figure represents the total estimated number of early-stage cavities across the entire U.S. population, including those that we estimate to be undiagnosed among the approximately 35-37% of the population that does not currently visit a dentist. We estimate that our SAM, which represents the subset of addressable early-stage cavities found among patients who visit a dentist at least once per year and whose cavities are currently identified and clinically managed, comprises at least 450 million treatable early-stage cavities, representing a market opportunity of at least $13 billion. Further, we estimate that the increasing adoption of AI-powered cavity detection platforms could expand our market opportunity by more than 30%, driven by both increased identification of early-stage cavities—approximately 30% to 40% higher identification than unaided clinical assessment, based on data collected by Overjet and VideaHealth—and higher patient treatment acceptance through AI-enabled workflows, according to data from our partners. Assuming a 100% detection rate of cavities, we estimate that our SAM would be at least $20 billion.
We are disrupting a multi-decade period of technological stagnation in the dental market. Since the introduction of the dental drill in the 1950s, the “watch-and-wait” and “drill-and-fill” treatment options for cavity management have remained fundamentally unchanged, creating a critical therapeutic gap between preventative-only and invasive intervention. In particular, at ICDAS 1 and 2, which refer to early-stage, non-cavitated lesions under the International Caries Detection and Assessment System (the “ICDAS”), existing treatment options are generally limited to “watch-and-wait” and “drill-and-fill” approaches, which we believe do not adequately address patient needs, resulting in a treatment gap. Our platform closes this gap for such early-stage cavities by providing clinicians with a non-invasive restorative alternative, which we believe can become a new standard of care. Existing professional treatment options for early-stage cavities generally consist of preventative interventions, which are designed primarily to reduce the risk of future decay rather than reverse an established lesion, or invasive procedures, which are appropriate only after more extensive cavitation has occurred. Fluoride varnish (“FV”), the most widely used professional preventive measure for cavity management, is generally intended to help prevent future cavity formation rather than treat existing disease. As a result, we believe there are currently no commercially available products that directly compete with Curodont® in providing a clinically validated, non-invasive restorative treatment for early-stage cavities. As our products are intended for use at ICDAS 1 and 2, our products may not be suitable for more advanced stages of tooth decay, at which point conventional restorative interventions may be required.
Our flagship Curodont® products utilize proprietary, peptide-containing formulations that initiate a biomimetic process of mineral crystal formation within early-stage cavities–a process that mimics the mechanisms underpinning natural enamel formation. We believe Curodont® can transform the patient and dental practitioner experience and address many of the limitations of conventional treatments by providing the following key benefits:
Patient Benefits:
•	Patient-friendly: needle-free, drill-free and pain-free
•	Non-invasive: natural tooth structure is preserved
•	Clinically validated: extensive clinical evidence supporting performance and tolerability
•	Efficient: up to five-minute treatment duration and single visit procedure
•	Affordable: comparable treatment cost to small, single-surface “drill-and-fill” procedure, with the potential to minimize future costs associated with increasingly invasive procedures
Practice and Dental Practitioner Benefits:
•	New, billable treatment option: alternative to the current treatment options for early-stage cavities (“watch-and-wait” and “drill-and-fill”)
•	Efficient: up to five-minute treatment duration and single-visit procedure, reducing “no show” follow-up appointments
•	Economical: quicker treatment that allows higher revenue per hour of chair time than conventional treatment options
•	Simple-to-use technology: can be performed by a hygienist and requires no extensive or specialized training beyond standard clinical competencies
•	Patient compliance: supports greater patient retention and visit frequency

We have a rigorous, multi-modal evidence compendium that demonstrates the clinical performance and tolerability and economic benefits of Curodont®. This evidence base encompasses randomized controlled trials, systematic reviews, meta-analyses and long-term real-world cohort analyses across both pediatric and adult populations that assess clinically relevant endpoints such as cavity regression, lesion size, radiographic regression and lesion activity. Our scientific evidence has been published in more than 250 publications, including in leading peer-reviewed journals such as the Journal of the American Dental Association, the Journal of Dental Research, Scientific Reports and Clinical Oral Investigations. Across this evidence base, Curodont® has been demonstrated to be highly effective in arresting or reversing early-stage cavities, in many cases after only a single application, including at two- to six-year follow-up periods.
Our commercial strategy is initially focused on driving adoption of Curodont® in the United States and Europe. We commercialize our flagship Curodont® product in the United States through a hybrid model that leverages both our specialized direct sales force and extensive sales and distribution platform of Henry Schein, Inc. (“Henry Schein”), our exclusive distributor in the United States and the United Kingdom. Our U.S. commercial organization includes key account managers focused on practice acquisition and onboarding, an internal sales team focused on repeat purchasing and clinical education specialists providing onsite training and continuing education. As of June 30, 2026, our team consisted of 64 key account managers, 7 internal sales representatives, 11 clinical education specialists and a 9-person marketing team.
Awareness and education remain core pillars of our market development strategy. Although awareness of Curodont® continues to grow, it remains limited, and we are addressing this awareness gap through a dual-pronged approach—institutionalization, with Curodont® currently featured in the curricula of over 50 U.S. and European dental programs, and peer-led advocacy, utilizing a network of key opinion leaders (“KOLs”)—to support clinician education and adoption. We are further expanding our commercial reach by piloting targeted in-office and direct-to-patient marketing to accelerate patient-driven demand. We are also leading a clinical shift among practitioners who are increasingly embracing our philosophy of preserving tooth structure and improving the quality of patients’ lives, whom we refer to as Curodontists®.
We are committed to advancing our Curodont® technology platform through continued innovation, with a strategic focus on next-generation peptides, expanded clinical use cases and the application of AI and ML. We are actively investing in research and development programs, including new oral health indications and products across large and underserved categories, such as later-stage cavities and hard- and soft-tissue solutions. We are also strategically evaluating future applications outside of dentistry.
Current Treatment Landscape and Its Limitations
The current approach to the treatment of cavities is divided into preventative treatments and invasive treatments, leaving a treatment gap in the lifecycle of cavity development.
Preventative Treatments
FV is the most widely used professional preventative measure for cavity management. It is applied topically to arrest surface demineralization by creating a reservoir of fluoride ions at the outermost enamel surface. However, FV operates exclusively at the enamel surface and cannot penetrate to the depth of an established cavity front. As a result, it is ineffective for arresting or reversing cavities and is generally recommended as a preventative measure against future cavities initiation rather than a treatment for existing disease.
Silver diamine fluoride (“SDF”) is a topical treatment that can arrest the progression of active cavities by inhibiting bacterial activity and promoting remineralization. However, SDF is well known to permanently stain treated decayed tooth structure black, substantially limiting patient acceptance, particularly for visible teeth. In addition, SDF does not restore the appearance or structure of the affected tooth and is generally used to arrest cavity progression rather than restore enamel integrity or reverse early-stage cavities. As a result, its use has been primarily limited to selected patient populations, such as pediatric, geriatric or special-needs patients, where avoidance of restorative treatment may outweigh aesthetic considerations.

Dental sealants are a resin-based preventative option applied to the occlusal surfaces of posterior teeth to create a physical barrier against accumulation of food particles and bacterial colonization. These surface-level interventions by design cannot treat existing early-stage cavities, particularly those between the teeth, where a large majority of the early-stage cavities are located and as a result, are applicable only to intact pit and fissure surfaces.
Invasive Treatments
When cavities develop, the clinical options are SDF (which is used to arrest existing cavities and, in certain patients, to help prevent the development of new cavities), fillings (for example, composite or amalgam restorations placed following drilling of the late-stage cavity) and, for more advanced disease, crowns and root canal treatment. While SDF may arrest cavity progression without removing tooth structure, other treatments permanently remove healthy tooth structure, are irreversible and initiate the cycle of increasingly invasive treatments described above. While clinically appropriate for late-stage cavities, they are not suitable for early-stage cavities. In addition, fillings can create areas where bacteria accumulate, increasing the risk of recurrent cavities and the need for additional, more invasive treatments over time.
Under-Detection — Amplifying the Treatment Gap
Traditional clinical assessment is unable to identify a substantial portion of early-stage cavities, particularly on interproximal surfaces, meaning that a large number of treatable early-stage cavities are never diagnosed. AI-powered cavity detection platforms, while still in the early adoption phase, have emerged as a transformative tool for closing this detection gap. We believe AI can play a critical role not only in the detection of early-stage cavities but also in improving patient acceptance of proposed treatments when early-stage cavities are detected, especially as the accuracy and availability of these technologies continues to improve.
Our Solution
We believe the convergence of the limitations described above defines the clinical white space that our Curodont® platform was purposefully built to address.
Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities. The Curodont® technology works by penetrating beyond the tooth surface, where it enables minerals present in saliva to migrate into the depth of the lesion—a process which is otherwise naturally constrained. By helping overcome the natural kinetic barriers that would otherwise limit calcium phosphate and fluoride ions to the lesion surface, Curodont® supports mineral penetration into the lesion body, where repair is needed most. These minerals are the building blocks of hydroxyapatite, the crystalline structure that comprises 95-97% of enamel. With these building blocks available inside the depth of the lesion, Curodont® supports the body’s natural ability to use these minerals to form hydroxyapatite, thereby growing and repairing enamel crystals in the depth of the early-stage cavity. This offers a pain-free and drill-free approach for addressing early-stage cavities at the point when prevention is no longer sufficient, without the need for injections and invasive procedures, establishing a new category of drill-free restoration when traditional prevention has failed.
The clinical application of our flagship Curodont® products is a non-invasive, drill-free, needle-free process that can be completed chairside in five minutes or less. Because the procedure is simple, standardized and requires no anesthesia, specialized equipment or extensive training, it can be administered by both dentists and dental hygienists and fits within a single standard hygiene or check-up appointment.
Curodont® is supplied as a compact, shelf-stable, all-in-one kit that integrates seamlessly into routine clinical workflows. Each box can be stored at room temperature for 34 months and is easily applied. A simple instruction card details the step-by-step clinical protocol for tooth preparation, etching and product activation. Curodont® is designed for a single application per early-stage cavity as a non-invasive treatment intended to arrest or reverse the lesion.

We believe the differentiated characteristics of Curodont® deliver a compelling value proposition for patients, dental practitioners and payors by enabling early, non-invasive treatment of tooth decay.
Our Key Success Factors
We believe the continued growth of our company will primarily be driven by the following key success factors:
•	Pioneering a paradigm shift in treating the world’s most prevalent non-communicable disease: tooth decay
•	Large global market opportunity addressing a significant unmet clinical and patient need
•	Establishing a new category with a compelling value proposition for patients, dental practitioners and payors
•	Extensive and robust body of scientific evidence supports adoption
•	Platform technology protected by a broad intellectual property estate and significant know-how
•	Visionary Founders with a proven track record of value creation and rooted in clinical practice, education and scientific innovation
Our Growth Strategies
We believe that we are well-positioned for continued rapid growth driven by the following strategic levers:
•	Continue to build a commercialization infrastructure with specialized direct sales, clinical education and marketing teams that support a strategic distributor partnership in the United States
•	Promote awareness among dental practitioners, patients and payors to accelerate adoption of Curodont®
•	Capitalize on the growing adoption of AI-driven technology to expand the market opportunity of Curodont® in dental practices
•	Expand our global commercial footprint
•	Continue leveraging our Curodont® technology platform to further expand our product offering
We have experienced significant revenue growth since we began commercializing Curodont® in the United States in 2024. Our net revenue for the six months ended June 30, 2026, was $28.6 million, representing 214.2% year-over-year growth. The asset-light nature of our business model is a key factor in our gross margin profile. We generated gross margins of 86.4% and 51.4% for the six months ended June 30, 2026 and 2025, respectively. As we have been investing in our platform, our net losses were $27.8 million for the same period and our accumulated deficit was $256.3 million as of June 30, 2026.
Summary Risk Factors
Our business and Class A ordinary shares are subject to many risks, as more fully described in the “Risk Factors” section immediately following this “Prospectus Summary” section. These risks include, among others:
Risks Related to Our Business and Industry
•	Market awareness and acceptance of our products are critical to our commercial success.
•	Our operating results depend on the performance of third-party distributors, in particular Henry Schein, and sales to key customers, including Heartland Dental, LLC (“Heartland”).
•	Expanding our sales and marketing capabilities is essential to growing revenue.
•	We rely on third-party manufacturers and suppliers for the supply, manufacture and protection of our products.

•	The market opportunities for our products may be smaller than we estimate.
•	We are dependent on our senior management team and other key personnel.
•	Our industry is subject to rapid technological and scientific change and intense competition, which could render our products obsolete.
Risks Related to Governmental Regulation
•	Our products are subject to extensive regulatory requirements across the jurisdictions where they are marketed.
•	Regulatory authorities may disagree with the regulatory classification of our products, which could require us to pursue different regulatory pathways.
•	Our products may be subject to product recalls in the future.
•	Our operations are subject to healthcare fraud and abuse, reimbursement, payment transparency and similar healthcare laws and regulations.
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If our marketing, labeling or promotional claims are found to be false, misleading, insufficiently substantiated, off-label or inconsistent with applicable regulatory requirements, we could be subject to enforcement action and reputational harm.

•	Our employees, distributors, agents, contractors, collaborators and other third parties acting on our behalf may engage in misconduct or other improper activities.
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
•	If we are unable to obtain, maintain, defend or enforce adequate intellectual property protection, competitors may develop and commercialize products or technologies similar to ours.
•	We may in the future be involved in lawsuits to defend or enforce our patents and proprietary rights.
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We may in the future be subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.

•	If our trademarks and trade names are not adequately protected, we may not be able to build name recognition.
•	Intellectual property rights do not necessarily address all potential threats.
•	Our uses of artificial intelligence, machine learning technologies and AI-enabled clinical workflows pose operational, regulatory, legal and reputational risks.
Risks Related to Our Financial Position and Capital Requirements
•	We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.
•	We may need to raise additional capital in the future.
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We have substantial indebtedness and may incur additional indebtedness in the future, which could adversely affect our business, financial condition, results of operations and ability to operate our business.

•	We may be required to recognize impairment charges for our goodwill and other intangible assets.
•	We may not be able to utilize our loss carryforwards, deferred interest deductions and other tax attributes.
•	We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.

Risks Related to Our Class A Ordinary Shares and the Offering
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The dual class structure of our shares and the existing ownership of Class B voting rights shares by our Founders have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

•	Our dual class structure may depress the trading price of our Class A ordinary shares.
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As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

•	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
•	U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.
Corporate Information
We were incorporated as a Swiss stock corporation (Aktiengesellschaft; société anonyme) on November 11, 2020, and are registered with the register of commerce of the Canton of Zug (company registration number CHE-304.163.134), having its registered office at Gubelstrasse 24, 6300 Zug, Switzerland. Our telephone number is +41 78 258 4860. Our website is www.vvardis.com. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider information on our website to be part of this prospectus or the registration statement of which it forms a part.
Our main U.S. subsidiary is vVARDIS Inc., a Delaware corporation. Its principal office is located at 99 Wall Street, Suite 1836, New York, New York 10005, and the telephone number at that office is +1 903 738 8333.
Our agent for service of process in the United States is vVARDIS Inc.
Share Capital Reorganization
On August 24, 2026, the shareholders of the Company approved a five-for-three forward share split of its authorized, issued, and outstanding ordinary shares, which was executed by the Company on September 14, 2026 and became effective upon its registration on September 15, 2026 (the “2026 Share Split”). As a result, as of June 30, 2026, after giving effect to the 2026 Share Split but prior to the Conversion (as defined below), we had a total of (i) 34,186,620 ordinary shares outstanding, (ii) 6,856,795 Class A preferred shares outstanding and (iii) 1,728,390 Class B preferred shares outstanding. All share and per share information in our consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus has been retroactively adjusted to reflect the 2026 Share Split for all periods presented therein.
Immediately prior to the completion of this offering, we will adopt our Amended and Restated Articles of Association, including (i) the implementation of a dual-class share structure as a result of which all of our outstanding ordinary shares, Class A preferred shares and Class B preferred shares will be converted into     Class A ordinary shares, and (ii) the conversion of     Class A ordinary shares into     Class B voting rights shares ((i) and (ii) together, the “Conversion”, and the Conversion together with the 2026 Share Split, the “Share Capital Reorganization”), following which our outstanding share capital will consist of     Class A ordinary shares and     Class B voting rights shares.
See “Description of Share Capital and Articles of Association—Share Capital.”

Emerging Growth Company Status
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we may take advantage of reduced disclosure obligations and certain exemptions from requirements that are otherwise generally applicable to public companies listed in the United States, including:
•	a requirement to have only two years of audited financial statements and related financial disclosure;
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an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), with respect to our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and
•	an exemption from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.
We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of our initial public offering, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest to occur of (1) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue, (2) the last day of the fiscal year in which, as of the last business day of the second fiscal quarter, we had an aggregate worldwide market value of our ordinary shares held by non-affiliates of at least $700 million and (3) the date on which we have issued more than $1.235 billion of non-convertible debt over a three-year period.
We may choose to take advantage of some or all of these exemptions. As a result of our emerging growth company status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our documents filed or furnished in the future with the SEC. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of public companies who have adopted the new or revised accounting standards.
Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invested. For more information, see “Risk Factors―We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.”
Controlled Company Status
Upon the completion of this offering, our Founders will beneficially own   % of the voting power of issued share capital, assuming no exercise of the underwriters’ over-allotment option. As a result, we will be a “controlled company” under the NYSE governance standards, defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As a “controlled company,” we may elect not to comply with certain corporate governance standards. See “Management―Corporate Governance Practices” for more information.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act establishing liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic public companies that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), which is aimed at preventing issuers from making selective disclosures of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. domestic public companies.
In addition, the NYSE listing rules allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. While we expect to voluntarily follow many of the NYSE corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:
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the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation or purchase plans or other equity compensation arrangements. We will follow Swiss law with respect to any requirement to obtain shareholder approval in connection with such issuances;

•
the requirement that there be regularly scheduled meetings of only the independent directors. There is no similar requirement under Swiss law. As a result, our independent directors may choose to meet in executive session at their discretion;

•
the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct (as defined herein) to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, Swiss law does not prescribe a specific timeline for such disclosure; and

•	the quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management―Corporate Governance Practices.”
We may utilize the exemptions described above for as long as we continue to qualify as a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A ordinary shares. You should carefully read this entire prospectus before investing in our Class A ordinary shares including “Risk Factors” and our consolidated financial statements.
Issuer
vVARDIS Holding AG, a Swiss stock corporation.
Class A Ordinary Shares Offered by Us
   Class A ordinary shares.
Over-allotment Option
We have granted the underwriters the right to purchase up to an additional     Class A ordinary shares within 30 days of the date of this prospectus to cover over-allotments, if any, in connection with the offering.
Class A Ordinary Shares to be Outstanding After This Offering
   Class A ordinary shares (    Class A ordinary shares if the underwriters’ over-allotment option is exercised in full).
Class B Voting Rights Shares to be Outstanding After This Offering
   Class B voting rights shares.
Voting Rights
We have two classes of shares: Class A ordinary shares and Class B voting rights shares.
Class A ordinary shares and Class B voting rights shares are identical, except with respect to par value (based on which entitlements to dividends and other distributions are calculated), voting power, conversion and transfer rights. Class A ordinary shares have a par value of CHF 0.006 and Class B voting rights shares have a par value of CHF 0.0006. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share.
All of the Class B voting rights shares will be beneficially owned by our Founders. Immediately following the completion of this offering, our Founders will beneficially own shares representing   % of the combined voting power of our outstanding shares (assuming no exercise of the underwriters’ over-allotment option). As a result, our Founders will be able to control the outcome of substantially all matters submitted to a vote of our shareholders, including the election of directors, amendments to our Amended and Restated Articles of Association and approval of mergers or other business combinations. See “Description of Share Capital and Articles of Association.”
Class B Voting Rights Shares Conversion Rights
Subject to the terms and conditions of our Amended and Restated Articles of Association as well as a shareholders’ agreement among the Company and our Founders entered into in connection with this offering (the “Class B

Shareholders’ Agreement”), Class B voting rights shares may only be held by our Founders or any trust, foundation, corporation or partnership that is controlled and represented by a Founder and established for the benefit of such Founder and/or her spouse or certain close relatives (each, a “founder family entity”). Class B voting rights shares are subject to transfer restrictions contained in our Amended and Restated Articles of Association as well as the Class B Shareholders’ Agreement, as described in more detail under “Description of Share Capital and Articles of Association—Share Capital—Dual Share Class Structure.” Prior to any transfer of Class B voting rights shares to any person that is neither a Founder nor a founder family entity, the Founders are required to request or to vote, as applicable, for the conversion of such Class B voting rights shares into Class A ordinary shares. In addition, upon the occurrence of certain “individual sunset” events—including (x) a Founder ceasing to hold at least   % of the number of Class B voting rights shares held by such Founder immediately following this offering, or (y) the death or permanent incapacity of a Founder—the Class B voting rights shares held by the affected Founder are first subject to a right of first refusal in favor of the other Founder, and any shares not purchased pursuant to such right of first refusal are then required to be converted into Class A ordinary shares on a ten-for-one basis. See “Description of Share Capital and Articles of Association—Class B Shareholders’ Agreement.”
Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, or approximately $    million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $   per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our Class A ordinary shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Dividend Policy
We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our Amended and Restated Articles of Association. See “Dividend Policy.”
Listing
We intend to list our Class A ordinary shares on the NYSE under the symbol “VVVV.”
Risk Factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A ordinary shares.
Lockup Agreement
We and our officers, directors and holders of substantially all of our share capital have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our share capital or securities convertible into or exchangeable for our share capital during the period from the date of this prospectus continuing through the date 180 days, or 270 days in the case of our Co-Founders and their affiliated entities, after the date of this prospectus, except with the prior written consent of the representatives. See “Ordinary Shares Eligible for Future Sale—Market Standoff and Lock-Up Agreements” and “Underwriting.”
The number of Class A ordinary shares and Class B voting rights shares that will be outstanding after this offering is based on     Class A ordinary shares and     Class B voting rights shares immediately prior to the completion of this offering and includes:
•
       Class A ordinary shares to be issued upon the vesting of RSUs in connection with the closing of this offering that were granted to certain of our officers, directors and employees under our existing equity incentive plans, as more fully described under “Management—Equity Incentive Plans”; and

•	Class A ordinary shares to be issued in connection with the closing of this offering upon the exercise of certain of outstanding options and warrants to acquire our Class A ordinary shares.

The number of Class A ordinary shares and Class B voting rights shares that will be outstanding after this offering excludes:
•	Class A ordinary shares issuable upon the vesting of outstanding RSUs;
•	Class A ordinary shares issuable upon the exercise of outstanding options and warrants to acquire our Class A ordinary shares;
•
       Class A ordinary shares and Class B voting rights shares reserved for issuance under our equity incentive plans, including under our 2026 Plan (as defined herein), as more fully described under “Management—Equity Incentive Plans;” and

•
any Class A ordinary shares issued upon conversion of our outstanding Class B preferred shares in connection with this offering, which amount, if any, is subject to adjustment pursuant to the anti-dilution provisions applicable to such Class B preferred shares, as described below.

The number of Class A ordinary shares issuable upon conversion of our outstanding Class B preferred shares in connection with this offering is subject to adjustment pursuant to the anti-dilution provisions applicable to such Class B preferred shares and therefore depends on the initial public offering price per share in this offering. As a result, if the initial public offering price is less than $    per Class A ordinary share, holders of our Class B preferred shares will have the right to subscribe for additional Class A ordinary shares at a purchase price per share equal to their par value. Based on an assumed initial public offering price of $    per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, holders of our Class B preferred shares will have the right to subscribe for     additional Class A ordinary shares. Each $1.00 decrease or increase in this assumed initial public offering price would correspondingly increase or decrease the aggregate number of Class A ordinary shares issuable upon conversion of our Class B preferred shares pursuant to such anti-dilution adjustment by     Class A ordinary shares.
Unless otherwise indicated, all information contained in this prospectus assumes:
•	the adoption and effectiveness of our Amended and Restated Articles of Association;
•	no purchase of ordinary shares in this offering by our directors, officers or existing shareholders;
•	no exercise of the underwriters’ over-allotment option; and
•	an initial public offering price of $ per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY FINANCIAL AND OTHER INFORMATION
The consolidated statements of operations data for the years ended December 31, 2025 and 2024, and summary balance sheet data as of December 31, 2025, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2026 and 2025, and summary balance sheet data as of June 30, 2026, have been derived from our unaudited condensed consolidated interim financial statements, which in the opinion of our management, include all adjustments necessary to present fairly our results of operations and financial conditions at the date and for the periods presented.
This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
Consolidated Statements of Operations:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2026	2025	2025	2024
	(thousands of $, except for per share amounts)
Net revenue	$28,558	$9,088	$30,209	$12,157
Cost of goods sold	(3,885)	(4,417)	(7,792)	(8,269)
Research and development expense	(7,159)	(2,002)	(4,575)	(2,641)
Selling, general and administrative expense	(35,064)	(26,750)	(59,925)	(32,213)
Loss from operations	$(17,550)	$(24,081)	$(42,084)	$(30,966)
Interest expense	(9,015)	(4,061)	(11,753)	(3,942)
Loss on loans measured at fair value	(1,205)	(1,474)	(1,647)	(412)
Gain on loan conversion	1,613	—	—	—
Loss due to change in the fair value of derivative liabilities	(8)	—	—	—
Loss on term loan extinguishment	(1,580)	(1,245)	(1,628)	—
Other income / (expense), net	(412)	(1,169)	298	184
Loss before income taxes	$(28,157)	$(32,030)	$(56,813)	$(35,135)
Income tax benefit	350	(26)	366	398
Net loss	$(27,807)	$(32,057)	$(56,447)	$(34,737)
Net loss attributable to:
Owners of vVARDIS Holding AG	(27,807)	(32,057)	(56,494)	(34,737)
Non-controlling interests	—	—	48	—
Loss per ordinary share(1)
Basic	$(0.70)	$(0.93)	$(1.60)	$(1.11)
Diluted	$(0.70)	$(0.93)	$(1.60)	$(1.11)
Pro forma Loss per ordinary share(2)
Basic – Class A ordinary shares
Diluted – Class A ordinary shares
Basic – Class B voting rights shares
Diluted – Class B voting rights shares

(1)
See Note 11 to our unaudited interim condensed consolidated financial statements and Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

(2)
Pro forma loss per share gives effect to this offering, the use of proceeds therefrom as well as the effectiveness of our Amended and Restated Articles of Association, which will result in our outstanding ordinary shares being reclassified into Class A ordinary shares and Class B voting rights shares. Because dividends and other distributions are allocated based on par value, the two classes will have different economic rights on a per-share basis. Accordingly, to the extent applicable, net income or loss attributable to ordinary shareholders have been allocated between Class A ordinary shares and Class B voting rights shares using the two-class method based on their respective rights to receive dividends and other distributions. The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the six-month period

ended June 30, 2026 was    . The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the year ended December 31, 2025 was    .

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
	(thousands of $, except share and per share amounts)
Numerator:
Net loss attributable to owners of vVARDIS Holding AG	$(27,807)	$(56,494)
Pro forma adjustments related to:
Share-based compensation expense for awards vesting upon completion of this offering
Pro forma net loss attributable to shareholders
Denominator:
Weighted-average ordinary shares used to compute basic and diluted loss per share
Conversion of Class A preferred shares as if converted at the beginning of the period
Conversion of Class B preferred shares as if converted at the beginning of the period
Share-based awards vesting upon completion of this offering
Pro forma weighted-average ordinary share equivalents
Pro forma net loss per ordinary share
Class A ordinary shares – basic and diluted
Class B voting rights shares – basic and diluted

Summary Balance Sheet Data:

	As of June 30, 2026
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(thousands of $)
Cash and cash equivalents	$28,974	$28,974
Total assets	104,803	104,803
Total liabilities	164,408	164,408
Total shareholder’s (deficit) equity	(118,502)	(59,605)

(1)
Pro forma amounts give effect to the effectiveness of our Amended and Restated Articles of Association, including the implementation of the dual-class share structure and the conversion of our Class A preferred shares and Class B preferred shares into Class A ordinary shares and Class B voting rights shares, in each case as if such events had occurred on June 30, 2026. See “Capitalization.”

(2)
Pro forma as adjusted amounts give effect to the issuance and sale of    Class A ordinary shares by us in the offering at an assumed initial public offering price of $   per Class A ordinary share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

(3)
This as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per Class A ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of as adjusted cash and cash equivalents, total assets, and total shareholder’s (deficit) equity by $   million (CHF    million), assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 in the number of Class A ordinary shares offered by us would increase (decrease) each of as adjusted cash and cash equivalents, total assets and total shareholder (deficit) equity by $   million (CHF    million), assuming the assumed initial public offering price of $   per Class A ordinary share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Key Performance Metric
The following table sets out Recurring Buying Practices, our key performance metric, for the periods indicated. We review this key business metric to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. This metric is presented to assist investors in better understanding our business and how it operates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metric” for more information.

	2024				2025				2026
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Recurring Buying Practices(1)	1,084	1,709	2,343	2,876	3,702	4,734	6,427	7,221	7,615	8,461
% change (YoY)	N/A	N/A	N/A	N/A	242%	177%	174%	151%	106%	79%

(1)	We define Recurring Buying Practices at a measurement date as the number of dental practices in the United States that placed more than one order for our products over the last four months.
Non-GAAP Financial Measures
We use Adjusted EBITDA, a non-GAAP financial measure, to supplement our consolidated financial statements, which are presented in accordance with GAAP. We believe that Adjusted EBITDA is useful to management because it is used to evaluate our operating performance and allocate resources, and is useful to investors because it provides them with the same measure used by management to assess period-to-period comparisons of our core operating results, in each case by excluding certain items that we do not consider indicative of our core operating performance.
Adjusted EBITDA is defined as net loss before (i) interest expense, (ii) income tax benefit / (expense), (iii) depreciation and amortization, (iv) share-based compensation expense, (v) restructuring and other advisory costs, (vi) loss on term loan extinguishment, (vii) loss on loans measured at fair value, (viii) gain on loan conversion and (ix) loss due to change in the fair value of derivative liabilities.
While we believe Adjusted EBITDA provides useful supplemental information, it has limitations as an analytical tool and should not be considered in isolation or as a substitute for, or superior to, financial measures prepared in accordance with GAAP. In particular, Adjusted EBITDA excludes certain expenses and gains that are included in our GAAP results. In addition, because other companies may calculate Adjusted EBITDA differently, our measure may not be comparable to similarly titled measures presented by other companies. Further, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may need to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements associated with such replacements or other capital expenditures.
The following table presents a reconciliation of our net loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2026	2025	2025	2024
	(thousands of $)
Net loss	(27,807)	(32,057)	(56,447)	(34,737)
Add:
Interest expense	9,015	4,061	11,753	3,942
Income tax benefit / (expense)	(350)	26	(366)	(398)
Depreciation and amortization	2,293	1,815	3,958	3,895
Share-based compensation expense	4,007	6,358	13,884	5,890
Restructuring and other advisory costs(1)	605	—	725	593
Loss on term loan extinguishment	1,580	1,245	1,628	—
Loss on loans measured at fair value	1,205	1,474	1,647	412
Gain on loan conversion	(1,613)	—	—	—
Loss due to change in the fair value of derivative liabilities	8	—	—	—
Adjusted EBITDA	(11,057)	(17,078)	(23,218)	(20,403)

(1)	Represents costs incurred in connection with restructuring initiatives, including legal, advisory and employee-related costs, as well as advisory costs related to other strategic activities.

RISK FACTORS
Investing in our Class A ordinary shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in our Class A ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our Class A ordinary shares could decline, and you could lose part or all of your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments worldwide described below and elsewhere in this prospectus.
Risks Related to Our Business and Industry
Market awareness and acceptance of our products are critical to our commercial success.
Our commercial success depends on increasing awareness of, and achieving and maintaining market acceptance for, our existing and future products, in particular our flagship Curodont® products. Curodont® Repair and Curodont® Repair Fluoride Plus employ a novel peptide-based technology that represents a meaningfully different approach to cavity management than traditional preventative or invasive dental cavity treatments. As a result, while many dental professionals, dental support organizations (“DSOs”), patients and payors may already recognize the clinical benefits of our products, we must continue to expand awareness of our Curodont® technology platform and its role in treating early-stage cavities. This means that we face the challenge of establishing a new category of treatment within the existing, long established clinical practice paradigm. Changing established clinical habits among dental professionals requires sustained investment in education, clinical evidence and key opinion leader advocacy. Although our existing products have recently gained market acceptance in certain of our target markets, in particular in the United States, we cannot predict whether such acceptance will continue to increase or expand into additional markets or whether there will be sufficient awareness of our existing and future products to support our expansion and drive sales. In addition, market acceptance may develop more slowly than we anticipate, particularly in markets where dental reimbursement systems do not cover non-invasive restorative treatments or where awareness of our Curodont® technology platform is limited.
Both patients and dental professionals must be aware of our products and believe that our products offer meaningful clinical benefits over other available alternatives. Because Curodont® Repair and Curodont® Repair Fluoride Plus address early-stage cavities through a non-invasive restorative approach rather than drilling and filling, achieving market acceptance requires dental professionals and DSOs to adopt a different clinical mindset, which can be a slow and resource-intensive process. In particular, we believe our Curodont® technology platform represents a new and differentiated category of treatment for early-stage cavities. As a result, awareness and understanding of our technology among patients, dentists, hygienists, DSOs, payors and other stakeholders may be limited. Many dental professionals have been trained and have practiced for years using traditional preventative and restorative approaches and may be unfamiliar with, skeptical of, or slow to adopt our products. Patients likewise may not be aware that early-stage cavities can be treated through a non-invasive restorative approach rather than drilling and filling and generally rely on recommendations from their dental providers. Accordingly, achieving widespread adoption may require substantial investments in clinical education, training, scientific publications, marketing and evidence generation, and there can be no assurance that such efforts will be successful or result in broad acceptance of our products.
In addition, because our flagship Curodont® products represent a new approach to cavity management rather than an extension of existing preventative or invasive treatment options, dental professionals may take significant time to adopt our products into their clinical practice, even after becoming aware of them. This may be particularly true for smaller, independent dental offices, which represent a significant portion of our target customer base and which may be more cautious in adopting new treatment modalities than larger practices or DSOs with greater resources to evaluate new technologies. Dentists at these practices may want to observe real-world clinical outcomes in their own patients before broadly incorporating our flagship Curodont® products into their treatment protocols. Because cavity progression and remineralization occur over time, such outcomes may not be apparent until a patient’s next scheduled check-up, which is often six months or more after initial treatment. As a result, the sales cycle for converting awareness into sustained adoption may be longer than we anticipate.
The degree of market acceptance of our products depends on a number of additional factors, some of which may not be entirely within our control, including:
•	our ability to increase awareness and understanding of our products and our Curodont® technology platform among dentists, hygienists, DSOs, patients, payors and other stakeholders;
•
whether there is adequate utilization of our products based on their effectiveness and perceived advantages over those of our competitors as well as alternative traditional treatments, including fluoride varnish, dental sealants and conventional invasive procedures, which are deeply entrenched, widely reimbursed and often perceived by practitioners and payors as sufficient standards of care;

•	the performance, tolerability and ease of use of our products relative to those currently on the market;
•	our ability to develop, commercialize and obtain and maintain regulatory clearance or approval for current and future products;
•	the clinical effectiveness of our products, including the quality and robustness of clinical evidence supporting their use;
•	the prices at which we and our distributors offer our products;
•	the effectiveness of our sales and marketing efforts;
•	our ability to provide incremental data that show the clinical benefits of our products and solutions and to have such data published in peer-reviewed scientific journals;
•
our ability to educate dental professionals regarding appropriate patient selection, clinical workflows and the potential benefits of our products and to integrate our products into clinical practice and dental education;

•	the coverage and reimbursement acceptance of our products and services;
•	pricing pressure, including from DSOs, seeking to obtain discounts on our products based on the collective bargaining power of the DSO members;
•	negative publicity regarding our or our competitors’ products; and
•	the effectiveness of our products relative to those of our competitors.
Additionally, even if our products achieve widespread market acceptance, they may not maintain that market acceptance over time if more cost-effective or more favorably received products, services or technologies are introduced. In particular, the development of competing remineralization technologies, next-generation fluoride-based treatments, AI-assisted cavity detection platforms that interface with competing treatment products, or new pharmaceutical or other approaches to cavity prevention and/or treatment could render our products less competitive or commercially obsolete. Failure to achieve or maintain market acceptance and/or market share would limit our ability to generate revenue.
In addition, our customer base includes oral surgeons, dental specialists, general dentists, dental laboratories and other dental organizations, including DSOs, as well as educational, medical and governmental entities and third-party distributors. In 2025 and 2024, most of our revenue came from sales in the United States. Our success will depend on our ability to increase our market penetration among these customers and expand our customer base across various markets and geographies by enhancing our current product portfolio and developing new products.
Historically, a significant portion of our growth has been driven by sales to DSOs, and we expect DSOs to remain an important component of our sales and distribution strategy going forward. Sales made to DSOs represented approximately 65%, 60% and 60% of our products sold by our distributors in the years ended December 31, 2024 and 2025 and the last six months ended June 30, 2026. As a result, our market penetration and operating results are materially influenced by our ability to establish and maintain relationships with these organizations. The DSO market is competitive and continues to evolve through consolidation, which may increase the purchasing leverage of larger organizations, intensify pricing pressure, lengthen sales cycles, require more favorable commercial terms and increase customer concentration. As DSOs grow larger through consolidation, they may also further centralize purchasing decisions, which could reduce the number of decision-makers we must engage with, lengthen the time required to negotiate and finalize agreements, and increase the impact on our business if we are unable to maintain a relationship with any single, larger DSO. In addition, larger DSOs may have greater leverage to negotiate exclusivity arrangements, rebates, discounts or other concessions that could reduce our margins or limit our ability to do business with competing DSOs or independent dental practices. DSO consolidation and growth is often financed in part through significant leverage, including debt incurred by the DSOs themselves or by their private equity sponsors. As a result, the liquidity and creditworthiness of our DSO customers may be more sensitive to changes in interest rates, credit market conditions and broader economic downturns than that of independent dental practices. In periods of economic uncertainty or tightening credit conditions, highly leveraged DSO customers may face increased difficulty refinancing or servicing their debt, which could result in reduced purchasing, delayed payments or financial distress, any of which could adversely affect our revenue, increase our counterparty credit risk and negatively impact our results of operations.
We also intend to focus our efforts on entering into additional markets. Expansion into new markets may require us to obtain applicable regulatory clearances or approvals on a market-by-market basis, establish local distribution relationships, build key opinion leader networks and navigate reimbursement systems that vary significantly across geographies, many of which do not currently provide reimbursement for minimally invasive restorative dental treatments. We have limited experience operating in certain of these target markets and there can be no assurance that we will succeed in doing so on a cost-effective or timely basis, if at all. As we continue to scale our business, we may find that certain of our products, customers or markets may require a dedicated sales force or sales personnel with different experience than those we currently employ.
As we expand to additional markets, we will be required to obtain or maintain authorizations, registrations, licenses or listings from applicable regulators, or comply with local labeling, language, importer, quality, adverse-event, advertising, reimbursement and post-market requirements. These processes may be lengthy, costly and unpredictable, and marketing authorization, approval or clearance in other jurisdictions does not ensure approval, clearance, registration, listing or reimbursement in other jurisdictions.
There can be no assurance that we will be able to further penetrate our existing markets, that our existing markets will be able to sustain our current and future product offerings and that we will be able to expand into new markets. Any failure to increase penetration in our existing markets or expand into new ones may adversely affect our business, results of operations, financial condition and future prospects.
Our operating results depend on the performance of third-party distributors, in particular Henry Schein, and sales to key customers, including Heartland.
Historically, a substantial portion of our net revenue has come from a limited number of distributors, including our largest customer Henry Schein, which accounted for 72% and 70% of our sales in 2025 and 2024, respectively. We anticipate that Henry Schein will continue to be our largest distributor for the foreseeable future.
Our distribution agreement with Henry Schein (the “Master Distribution Agreement”) grants exclusive distribution rights of our products in the U.S. dental market throughout the term, subject to Henry Schein achieving threshold amounts of new customers by December 31, 2027. Henry Schein also has exclusive distribution rights in the United Kingdom until December 31, 2026, and nonexclusive distribution rights in jurisdictions outside North America. The Master Distribution Agreement’s term is currently scheduled to expire on December 31, 2028, and automatically renews for one-year periods, unless terminated by either party in writing at least three months before the end of the initial term or applicable renewal term. There can be no assurance that we will be able to renew or extend the Master Distribution Agreement on commercially reasonable terms, or at all. The Master Distribution Agreement may also be terminated by either party if the other party is in material breach of its obligations under the Master Distribution Agreement and the breaching party fails to cure such material breach within 60 days of receiving notice thereof, or immediately if the breaching party materially breaches the Master Distribution Agreement for a second time. Under the Master Distribution Agreement our obligations include (i) supplying our products to Henry Schein as requested, (ii) honoring Henry Schein’s exclusivity rights and (iii) providing marketing support. If we were to fail to materially honor any of our obligations, Henry Schein would have the right to terminate the agreement. Any dispute under the Master Distribution Agreement or with any of our other distributors could cause us to incur significant costs and could jeopardize our relationship with such distributor. The loss of our distributor relationships, including as a result of the termination of the Master Distribution Agreement, could adversely affect our ability to commercialize and distribute our products in the applicable markets.
We generally do not control the timing or quantity of purchases by our distributors, including Henry Schein, and our distributors are not obligated to purchase minimum quantities of our products. Should our distributors fail to order sufficient quantities of our products, our sole remedy is the termination of their distribution rights. There can be no assurance that Henry Schein or any other distributor will continue to purchase our products at historical levels, increase purchases over time or continue to distribute our products at all. Any significant reduction, delay or discontinuation in purchases by Henry Schein or any other distributor could adversely affect our business, results of operations, financial condition and future prospects.
Additionally, under the Master Distribution Agreement, our products are currently sold at a fixed price until January 1, 2027. As a result, we are unable to pass along any increase in the cost of production until January 1, 2027. Henry Schein is also entitled to the lowest available price to any similarly situated distributor (excluding certain DSO customers), which has the effect of limiting our flexibility to negotiate different prices with other distributors.
Our reliance on third-party distributors also reduces our visibility into end-customer demand and purchasing trends and limits our ability to directly influence sales and marketing activities. Distributors may not devote sufficient time, resources or attention to promoting our products and may prioritize competing products or product lines that they believe offer greater sales opportunities, higher margins or stronger strategic relationships. While we believe our Curodont® products currently receive significant focus and attention from Henry Schein and our other distributors as a result of their growth and market reception, there can be no assurance that this level of prioritization will continue. Many of our distributors, including Henry Schein, distribute products for numerous medical, dental and healthcare product companies, including companies that compete directly with us. If our distributors, including Henry Schein, favor competing products for any reason, including due to pricing considerations, competitive incentives, product performance, strategic priorities, sales force focus or contractual arrangements, our products may receive relatively less marketing support, reduced sales attention or less favorable positioning in the marketplace or our distributors may reduce the breadth of our products they carry or cease to distribute our products entirely. The loss of, or a significant reduction in, distribution through Henry Schein or any of our other key distributors could require us to identify and onboard alternative distributors or expand our direct sales efforts, which could be costly, time-consuming and may not be successful, and could result in a loss of sales and disruption to our business while any such transition is underway.
In addition, our distributors generally maintain significant discretion in determining the timing and level of inventory purchases and stocking decisions. As a result, our quarterly and annual operating results may fluctuate significantly due to changes in distributor inventory levels, purchasing patterns, ordering cycles or efforts by distributors to reduce existing inventory. Distributors may purchase our products in anticipation of future demand, promotional activities or new product launches, which could artificially inflate sales in a particular reporting period, followed by reduced purchases in subsequent periods as inventory levels normalize. Conversely, distributors may reduce inventory levels or delay purchases during periods of economic uncertainty, weaker market demand or changing customer preferences. Such fluctuations may make our operating results difficult to predict and could contribute to significant volatility in our revenue and financial performance from period to period.
We are also subject to risks arising from the financial condition and operational performance of our distributors and key customers. If any distributor or key customer experiences financial difficulties, liquidity constraints, operational disruptions, restructuring, bankruptcy or other adverse developments, such distributor or key customer may reduce purchases from us, delay payments owed to us or cease operations entirely. In addition, consolidation within the healthcare distribution industry could increase the purchasing leverage of large distributors and intensify pricing pressure, reduce our negotiating leverage and increase customer concentration risks.
Further, because our distributors are often the primary point of contact with dental offices, any failure by our distributors to provide adequate customer support, training, technical assistance or regulatory compliance could negatively affect customer satisfaction and market acceptance of our products, even where such issues are outside our direct control. Any reputational harm resulting from distributor conduct, including noncompliance with applicable healthcare, anti-bribery, anti-kickback, promotional or data privacy laws, could adversely affect our business and expose us to regulatory scrutiny or liability.
We also face risks related to concentration among the end-customers who ultimately purchase our products through our distribution channel. Historically, a significant portion of our products that Henry Schein sells has been purchased by a limited number of DSOs and dental practices. For example, among those sales, Heartland accounted for 31% and 51% during the years ended December 31, 2025 and 2024, respectively. As a result, adverse developments affecting one or more of these key end-customers, including reduced purchasing volumes, changes in clinical or procurement preferences, financial distress or the loss of the relationship entirely, could disproportionately affect demand for our products, even though we do not sell directly to these end-customers and may have limited visibility into, or control over, our distributors’ relationships with them. Because we do not have direct contractual relationships with many of these end-customers, we may have limited ability to anticipate or respond to changes in their purchasing behavior, and our distributors may not have an obligation, or may be unwilling, to share information with us regarding end-customer concentration or purchasing trends. Further consolidation among DSOs, or the loss of or reduction in purchasing by any significant end-customer such as Heartland could adversely affect our business, financial condition, results of operations and future prospects.
As we continue to expand internationally, we expect to increasingly rely on third-party distributors in additional jurisdictions. International distribution arrangements may involve additional risks, including reduced operational oversight, challenges associated with managing geographically dispersed relationships, differing regulatory requirements, import and export restrictions, currency fluctuations and political or economic instability. We may also face difficulties identifying and retaining qualified distributors with the necessary capabilities, relationships and regulatory expertise in new markets. If we are unable to maintain and expand our relationships with existing distributors, identify and onboard additional qualified distributors or effectively manage our distributor network, our business, financial condition, results of operations and future prospects could be adversely affected.
Expanding our sales and marketing capabilities is essential to growing revenue.
Our future sales will depend in large part on our ability to develop, train, retain and substantially expand our sales force, to increase the scope of our marketing efforts, including into markets and geographies where our presence is currently limited or does not exist, and to maintain and expand our strategic relationships with distributors, suppliers and other stakeholders. Our current customer base is large and diverse and includes oral surgeons, dental specialists, general dentists, dental laboratories and other dental organizations, including DSOs, as well as educational, medical and governmental entities and third-party distributors. As a result, we believe it is necessary to continue to develop a sales force that includes sales representatives with specific technical backgrounds and industry expertise. Competition for such personnel is intense. We may not be able to attract and retain personnel or be able to continue to build and maintain an efficient and effective sales and marketing force, which could adversely impact sales of our products and their market acceptance and limit our revenue growth and potential profitability.
We currently offer our products through various global and local distributors, in particular Henry Schein. In addition, we have a direct sales force to market and sell our products. Sales and marketing activities in the healthcare space are subject to various rules and regulations. In addition, our marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in our sales force’s communication of such messaging. As we continue to grow our sales and marketing efforts, we face an increased need to continuously monitor and improve our policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations. To the extent that there is any violation, whether actual, perceived or alleged, of our policies or applicable laws and regulations, we could incur additional training and compliance costs, receive inquiries from third parties or be held liable or otherwise responsible for such acts of noncompliance. Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.
We intend to continue to expand and leverage our sales and marketing infrastructure. Identifying, recruiting and training qualified sales and marketing personnel requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive, depending on the target market or geographies. Our sales force may subject us to higher fixed costs than those incurred by our competitors that utilize independent third parties, which could place us at a competitive disadvantage.
Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. However, marketing activities may not generate medical personnel awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the market acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad use of our products.
We may encounter difficulties in managing our growth.
As we expand our product offerings and enter into new markets and geographies, we anticipate continued growth in our business operations, particularly in the areas of sales and marketing, research and development, clinical and regulatory affairs, manufacturing and supply chain management, quality assurance, finance, accounting, information technology and legal and compliance. To manage our anticipated growth effectively, we will need to continue to improve and expand our managerial, operational, financial and quality systems and controls, expand our facilities and infrastructure and continue to recruit, train, manage and retain qualified personnel. We may also need to integrate additional third-party manufacturers, distributors, service providers and other external partners into our operations as our business expands. Our inability to manage this growth effectively could adversely affect the quality of our products, our ability to satisfy customer demand, our regulatory compliance and our overall business performance.
Our anticipated growth could place significant strain on our management, personnel, systems and resources. In particular, as a medical products company operating in a highly regulated industry, our growth will require us to maintain and continuously enhance our quality management systems, internal controls, regulatory compliance capabilities and complaint handling, post-market surveillance and documentation processes. As our operations expand geographically and operationally, we may experience difficulties in maintaining consistent standards across our organization and among third-party manufacturers, suppliers and distributors. Failure to maintain effective quality systems or comply with applicable regulatory requirements could result in product defects, product recalls, inspection observations, warning letters, delays in regulatory approvals or clearances, loss of certifications or other enforcement actions by regulatory authorities, including the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”) and comparable foreign regulatory agencies.
Our future growth will also depend on our ability to attract, integrate, motivate and retain highly skilled personnel, including personnel with expertise in product development, quality assurance, regulatory affairs, clinical operations, manufacturing, commercialization and finance. Competition for qualified personnel in the medical product and life sciences industries is intense, and we may not be successful in identifying, hiring, training or retaining such personnel on acceptable terms or at all. In addition, many of our employees may need to assume significantly expanded responsibilities as we grow, and our management team may not be able to effectively manage a larger and more complex organization.
As we continue to grow, we may also need to implement additional operational and financial systems, procedures and controls, including enterprise resource planning systems and other information technology infrastructure. These systems enhancements may be costly, time-consuming and disruptive to implement and may not operate as intended. Delays or deficiencies in the implementation of such systems could impair our ability to accurately forecast demand, manage inventory and production, fulfill customer orders on a timely basis, maintain adequate financial reporting and disclosure controls and otherwise support our operations.
In addition, our growth strategy may require substantial capital expenditures and additional operating expenses. If our revenue growth does not meet expectations or if we are unable to manage our costs effectively, our operating results and financial condition could be adversely affected. Rapid growth may also increase the complexity of our operations and increase the risk of operational failures, delays, inefficiencies or internal control deficiencies. Our management may need to divert a disproportionate amount of its attention from day-to-day operations to managing these expansion activities, which could adversely affect our ability to successfully execute our business strategy.
We rely on third-party manufacturers and suppliers for the supply, manufacture and assembly of our products.
We rely, and expect to continue to rely, on third-party manufacturers, component suppliers, sterilization providers, warehousing and logistics providers and other third parties for the manufacture, processing, coating, sterilization, assembly, packaging, labeling, storage and distribution of our products and product components. Our manufacturing processes involve multiple specialized components and production steps, including, depending on the product and end-market, peptide manufacturing, coating processes, applicator components, fluoride droppers, sterilization activities, blister packaging and finished goods assembly. As we continue to develop and commercialize next-generation products and modified formulations, our manufacturing operations and supply chain may become increasingly complex and subject to additional operational and regulatory requirements.
We currently rely on a single third-party counterparty for certain key aspects of our manufacturing process, including the supply of peptide materials and certain coating and applicator-related manufacturing activities. While peptide materials are currently sourced through a single supplier relationship, that supplier maintains other production locations to which production could be shifted, and qualification processes in such regard are underway. We may not have formal supply agreements with all of these suppliers, and even where agreements exist, they may not require suppliers to allocate sufficient capacity to us or continue supplying us on commercially reasonable terms. There are a limited number of manufacturers with the technical capabilities, regulatory experience and production capacity necessary to manufacture certain of our products and components in accordance with our specifications, applicable regulatory requirements and quality standards. If any such supplier or manufacturer becomes unavailable, fails to meet our specifications, increases prices, delays delivery, experiences capacity constraints or fails an audit or regulatory inspection, qualifying an alternative source could be costly and time-consuming and may require technology transfer activities, validation work, quality audits, stability testing, regulatory notifications or approvals, and we may be unable to identify and qualify replacement manufacturers or suppliers on a timely basis, or at all.
Our reliance on third parties exposes us to risks that we would not face, or that would be reduced, if we manufactured and controlled all operations internally. In particular, we have limited direct control over the operations, quality systems, production schedules, personnel, regulatory compliance and business continuity of our third-party manufacturers, suppliers and service providers. Any failure by these parties to comply with applicable requirements could adversely affect the quality, performance, tolerability, stability/shelf life, availability or regulatory status of our products.

Our third-party manufacturers and suppliers are required to comply with extensive regulatory requirements and standards applicable to healthcare products in the jurisdictions in which our products are manufactured and sold, including current good manufacturing practices (“cGMP”), quality management system requirements, ISO standards, recordkeeping and documentation requirements, traceability obligations and applicable environmental, health and safety laws and regulations. Regulatory authorities, including the FDA, the EMA and Swissmedic, may conduct inspections or audits of our manufacturers’, suppliers’ and warehouse providers’ facilities and operations. Any failure by such parties to comply with applicable regulatory or quality requirements could result in inspection observations, warning letters, import restrictions, delays in regulatory approvals, suspension of manufacturing or distribution activities, product recalls, field corrective actions or the loss, suspension or withdrawal of existing regulatory clearances, certifications or approvals.
Because peptide-based products and related components may be particularly sensitive to process variability, storage conditions and even minor deviations in manufacturing processes, coating procedures, sterilization activities, material composition, environmental controls or transportation and storage conditions could adversely affect product quality, stability/shelf life or performance. The manufacture of our products requires significant technical expertise, specialized equipment, stringent quality controls and sophisticated analytical testing methods. Certain manufacturing defects, contamination events or quality issues may not be detected until after products have been distributed or used by customers.
In addition, changes in manufacturers, manufacturing sites, suppliers, sterilization providers, warehouse operators, raw materials, production processes or quality systems may require additional testing, validation activities, stability studies, regulatory notifications, amendments, certifications, inspections or approvals before modified or replacement products may be commercialized. Delays or failures in qualifying replacement manufacturers or suppliers, including as a result of technology transfer, validation or regulatory requirements, could interrupt product supply, delay commercialization activities or adversely affect our ability to meet customer demand.
Any inability to identify, qualify and transition to alternative manufacturers or suppliers, quality issues, manufacturing failures, supply interruptions or regulatory compliance deficiencies involving our third-party manufacturers, suppliers or service providers could result in product shortages, shipment delays, recalls, adverse event reporting obligations, increased regulatory scrutiny, reputational harm, litigation, liability claims, increased costs or loss of customer confidence. Any such events could adversely affect our business, financial condition, results of operations and future prospects.
We may fail to accurately forecast customer demand for, and utilization of, our products and manage our inventory.
To ensure adequate inventory supply and operational efficiency, we must forecast inventory needs, manage procurement activities and coordinate the manufacture and distribution of our products based on estimates of future customer demand. Our ability to accurately forecast demand for our products is subject to significant uncertainty and could be adversely affected by numerous factors, including variability in customer ordering patterns, the timing and success of commercial launches, market acceptance of our products, changes in clinical practice or treatment protocols, pricing and reimbursement developments, competitive product introductions, regulatory developments, macroeconomic conditions and healthcare spending trends. In addition, our limited operating history in certain markets and for certain products may make demand forecasting particularly difficult.
As a medical company, we are also subject to risks associated with long manufacturing lead times, component availability constraints and regulatory and quality requirements applicable to inventory and production processes. If we overestimate customer demand or fail to accurately forecast market adoption of our products, we may accumulate excess or obsolete inventory. Inventory levels in excess of demand may result in inventory write-downs, write-offs or increased storage and handling costs and could adversely affect our gross margins, operating results and cash flows. Certain of our products, components and raw materials may have limited shelf lives or be subject to specialized storage requirements, which could increase the risk of inventory obsolescence and financial loss. Excess inventory may also divert management attention and working capital resources and impair our ability to efficiently manage our operations.

Conversely, if we underestimate customer demand for our products or fail to maintain appropriate inventory levels, we may experience product shortages, delays in customer shipments or an inability to fulfill orders on a timely basis. Such shortages could arise from inaccurate forecasting, manufacturing disruptions, delays in obtaining raw materials or components, capacity constraints at our manufacturing facilities or third-party manufacturers, quality control issues or interruptions in our supply chain. Any inability to meet customer demand could damage our reputation, reduce customer confidence in our products, harm our relationships with distributors, healthcare providers and other customers and result in lost sales or market share, particularly if customers switch to competing products to the extent available.
In addition, if we experience a significant increase in demand for our products, additional manufacturing capacity, raw materials, components or other supplies may not be available when needed, on acceptable terms or at all. We rely on third-party suppliers and manufacturers for raw materials, components and manufacturing services, and such suppliers and manufacturers may be unable or unwilling to allocate sufficient capacity to satisfy our requirements, particularly during periods of industry-wide supply constraints or increased demand. Many specialized components, including peptides, used in the manufacturing of our products are available only from limited sources, and qualifying alternative suppliers can be time-consuming and costly and may require additional regulatory submissions or approvals. Any interruption or delay in the supply of materials or manufacturing services could impair our ability to manufacture and deliver products in a timely manner.
Moreover, inventory management challenges may become more significant as we continue to expand internationally and commercialize additional products. Managing inventory across multiple jurisdictions and distribution channels increases operational complexity and may require us to maintain higher inventory levels, which could increase costs and expose us to additional risks of excess, obsolete or expired inventory. We may also experience difficulties integrating inventory management systems, coordinating logistics activities or maintaining appropriate internal controls over inventory.
If we are unable to accurately forecast demand for our products or effectively manage our inventory and supply chain operations, our business, financial condition, results of operations and future prospects could be adversely affected.
The market opportunities for our products may be smaller than we estimate.
Our estimates of the addressable market for our products are derived from a variety of sources, including internal estimates and analyses, scientific literature, surveys of clinicians, dental personnel and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. Further, these estimates are based on various assumptions, including the number of people who have a particular disease or condition, the prices at which we and our distributors provide or sell our products in the market, the degree to which provider behavior will change based on the availability of new cavity treatment options, the regulatory framework governing the development, sale and use of our products, including the laws and regulations governing medical devices and OTC drugs which do not include FDA approval or assessment of safety and efficacy under a New Drug Application or Abbreviated New Drug Application processes, the degree of coverage and reimbursement, the cost-containment efforts by payors and customers as well as obtaining necessary clearance or regulatory approvals. For example, our estimates of our TAM and SAM assume that our products are used in accordance with their intended use and recommended application protocols, including one application per early-stage cavity. However, dental professionals may determine to use a single application to treat multiple cavities or otherwise use our products in a manner that differs from these assumptions, in particular with respect to cavities affecting neighboring teeth, which could reduce product utilization and cause the actual market opportunity for our products to be smaller than our estimates. Our estimates also rely on assumptions regarding the number of adults and children who regularly visit dental offices, the prevalence of early-stage cavities among those patients and the estimated number of treatable early-stage cavities per patient. These assumptions are based on a combination of published studies, industry reports and other third-party sources, some of which were published several years ago. Estimates of patient populations, dental visitation rates, cavity prevalence and the number of potential dental customers may vary among sources, may be based on different methodologies, assumptions or time periods and may not reflect current market conditions. While we believe our assumptions and estimates are reasonable, they may prove to be incorrect and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The future growth of the market for our current and future products and services depends on many factors beyond our control, including continued recognition and acceptance of our products by the dental community and the growth, prevalence and costs of competing products. Such further recognition and acceptance may not occur in the near term, or at all. If the addressable market for our products is smaller than our estimates, or if the prices at which we can sell our products are lower than our estimates, our business, results of operations, financial condition and future prospects could be negatively impacted.
We rely on third parties to conduct clinical studies and generate data necessary to support the development, commercialization and regulatory support of our products.
We rely, and expect to continue to rely, on third parties, including clinical investigators, research institutions, contract research organizations (“CROs”), consultants and clinical trial sites, to assist in managing, monitoring, conducting and otherwise carrying out clinical studies relating to our products. For example, we rely on participating investigators, study coordinators and site personnel to recruit and enroll patients, comply with study protocols, collect and accurately record clinical data and report adverse events and other study results. As a result of our reliance on these third parties, we have less direct control over the conduct, timing, quality and completion of clinical studies than we would have if we conducted such activities entirely with our own personnel.
Although in certain cases we may be responsible for ensuring that our clinical studies are conducted in accordance with applicable protocols, legal, ethical, scientific and regulatory standards, third parties conducting these studies are not our employees and may have competing priorities or insufficient resources dedicated to our programs. These third parties may fail to comply with contractual obligations, study protocols, regulatory requirements or applicable quality standards, experience staffing shortages or turnover, encounter financial difficulties, fail to devote sufficient time and attention to our studies or otherwise perform inadequately. In addition, communication and coordination with geographically dispersed investigators, study sites and service providers may be challenging and may increase the risk of errors, delays, protocol deviations, inconsistent data collection or other operational difficulties.
Clinical studies involving dental products may present additional operational challenges, including variability in clinical practices among providers, patient adherence and follow-up limitations, differences in standards of care across jurisdictions and challenges associated with generating long-term clinical outcome data. Enrollment and retention of study participants may also be more difficult or slower than anticipated, particularly if competing clinical studies are ongoing, if patients are unwilling to participate or if investigators prioritize other programs over ours.
If the third parties conducting our clinical studies do not successfully carry out their contractual duties or regulatory obligations, fail to meet expected timelines or generate inaccurate, incomplete, inconsistent or unreliable data, our clinical studies may be delayed, suspended, terminated or fail to support regulatory submissions, product claims, expanded indications, reimbursement efforts or future commercialization activities. Regulatory authorities may determine that data generated from our clinical studies are insufficient, unreliable or not collected in accordance with applicable requirements, which could require us to repeat studies, conduct additional studies or delay or prevent regulatory approvals, clearances, certifications or marketing authorizations.
In addition, we and our third-party service providers must comply with applicable laws and regulations governing clinical investigations, including requirements relating to informed consent, patient privacy, recordkeeping, safety reporting and good clinical practice standards. If our third-party service providers fail to comply with these requirements, we may be subject to warning letters, fines, enforcement actions, clinical holds, delays in regulatory submissions or approvals or other regulatory consequences. Any noncompliance or deficiencies identified during regulatory inspections or audits could also adversely affect the acceptability of clinical data generated in our studies.
We compete with many other medical product, dental technology and life sciences companies for access to clinical investigators, trial sites, CROs and other third-party service providers. As a result, these third parties may allocate resources to competing programs or may be unable to dedicate sufficient personnel or capacity to our studies. Some of these third parties may also have relationships with our competitors, which could create conflicts of interest or reduce the attention devoted to our programs.

Further, if any of our relationships with CROs, investigators or other third-party service providers are terminated or disrupted, we may not be able to enter into replacement arrangements on commercially reasonable terms, in a timely manner or at all. Transitioning clinical studies to new service providers may involve additional costs, operational disruptions, delays and the need to repeat certain study activities or data collection efforts.
Delays or failures in the completion of our clinical studies or deficiencies in the clinical data supporting our products could delay or impair our product development efforts, regulatory strategy, commercialization activities, reimbursement initiatives and market acceptance. Any such delays, failures or deficiencies could adversely affect our business, financial condition, results of operations and future prospects.
We may experience performance issues, service interruptions or price increases by shipping carriers, warehousing providers and distributors.
Expedited, reliable shipping, logistics and warehousing services are essential to our operations and customer satisfaction. We rely on third-party carriers, logistics providers, warehousing vendors and, in certain cases, our distributors to handle storage, fulfillment and last-mile delivery of our products. As a result, we may not have direct control over all aspects of product handling, transportation, tracking and delivery, particularly where fulfillment is performed through distributor networks.
Any disruption, delay or failure in services provided by carriers, logistics providers, warehousing vendors or distributors could adversely affect our ability to fulfill customer orders in a timely manner and may harm our reputation, reduce customer satisfaction and negatively impact demand for our products. These third parties are subject to risks that may be outside of our control, including operational failures, system outages, labor shortages, strikes, increased fuel or transportation costs, capacity constraints, cyber incidents, severe weather events, natural disasters, public health emergencies, geopolitical instability and other force majeure events. Any such disruptions could result in delayed, lost or damaged shipments, which could require costly replacement of products, disrupt customer relationships and increase our operating expenses.
We are also exposed to risks arising from inventory handling and distribution practices of our distributors, including timing of shipments to end customers, local storage conditions and fulfillment processes. Because certain of our sales are fulfilled through distributor inventory rather than direct shipment from us, we may have limited visibility and control over downstream logistics performance, which could amplify the impact of delays, mismanagement or service interruptions within distributor-managed channels.
In addition, warehousing providers and distributors play an important role in inventory management and product distribution. Any performance issues affecting warehousing or distributor-managed inventory, including inventory mismanagement, improper storage conditions, system failures or security breaches, could result in product loss, damage, spoilage or delays in product availability. Such events could require us to replace inventory, incur additional costs or experience disruptions in order fulfillment.
We are also exposed to the risk of increases in shipping, freight and warehousing costs, including costs incurred by distributors that may be passed through to us indirectly or embedded in negotiated pricing arrangements. Significant increases in transportation or storage rates may occur due to inflationary pressures, fuel price volatility, labor costs, carrier pricing policies or capacity constraints within the logistics industry. Due to competitive market conditions and the cost-containment efforts of our customers and distributors, we may be unable to pass such increased costs through to customers in the form of higher prices or fully recover such costs through pricing adjustments. As a result, increases in shipping, warehousing or distributor fulfillment costs could negatively impact our gross margins, operating income and overall profitability.
We rely on commercial courier and express delivery services, as well as distributor logistics networks, to transport samples and other materials to our laboratory and clinical sites in a timely and cost-efficient manner. Any disruption in these services, whether due to labor actions, adverse weather, natural disasters, civil unrest, terrorism, infrastructure failures or other events, could delay our operations, disrupt clinical, research or quality control activities and adversely affect our ability to meet development timelines and customer expectations.

If we are unable to maintain access to reliable shipping, logistics, warehousing and distributor fulfillment services on commercially reasonable terms, or if these providers experience significant operational disruptions, our ability to process and deliver orders on a timely basis could be impaired. Any such impairment could materially adversely affect our business, financial condition, results of operations and prospects.
Our industry is subject to rapid technological and scientific change and intense competition, which could render our products obsolete.
Our industry is characterized by rapid and ongoing technological and scientific innovation, frequent introductions of new products and services, evolving clinical practices and changing industry standards. As a result, our products may become obsolete or non-competitive more quickly than anticipated. Our future success depends on our ability to anticipate and respond effectively to evolving customer needs, technological developments and scientific advances in a timely and cost-effective manner, while identifying and pursuing new market opportunities as they emerge.
Without the timely development and introduction of new products, enhancements or next-generation technologies, demand for our existing products may decline over time. The success of any new product or product enhancement depends on numerous factors, including our ability to properly identify and anticipate customer needs, successfully commercialize new products in a timely manner, manufacture and deliver products in sufficient quantities and on schedule, and differentiate our offerings from those of competitors. In addition, the success of our products depends on our ability to generate positive clinical outcomes, respond to increasing pressure from healthcare providers, payors and patients to reduce costs and provide adequate training and medical education to support adoption of new technologies.
We invest substantial time and resources in research and development activities, and there can be no assurance that such investments will result in commercially successful products or generate revenues sufficient to offset development costs. Even if we successfully develop and commercialize new products, such products may not achieve market acceptance or may be quickly rendered obsolete by competing technologies, evolving clinical preferences or the introduction of lower-cost or more effective alternatives.
While we believe our products have created a new category for the treatment of early-stage cavities and have the potential to become a new standard of care, we remain subject to competitive pressures from other companies in our industry. Many of these companies have significantly greater financial, technical, manufacturing, marketing and distribution resources than we do. Competitive dynamics in our industry are influenced by product performance, clinical outcomes, tolerability profiles, pricing, reimbursement conditions, practitioner adoption and the strength of quality systems, and shifts in market share can occur rapidly in response to product performance issues, safety concerns, new clinical data or competitive introductions.
In the future, we may also face competition from companies that may introduce private label, generic or lower-cost alternatives that are perceived by customers as functionally equivalent to our products. If such products gain market acceptance or result in overall market price reductions, we may experience downward pricing pressure, reduced margins and loss of market share. In addition, our ability to compete effectively depends on our success in retaining and expanding relationships with customers, continuously improving existing products and developing new offerings that meet evolving clinical and economic requirements.
Our competitors also compete with us for qualified scientific, technical, management and commercial personnel, as well as for access to technologies and intellectual property. As we grow, our need to attract and retain highly qualified personnel will increase, and our inability to do so could impair our research, development and commercialization efforts.
The introduction of new technologies, products or services by competitors, improvements in existing competitive offerings or shifts in clinical practice patterns may reduce demand for our products or make it more difficult for us to compete effectively on performance, convenience, clinical outcomes or price. Any failure to keep pace with industry change or to compete successfully in this highly dynamic environment could materially adversely affect our business, financial condition, results of operations and future prospects.

Our business is subject to economic, political, regulatory and other risks associated with international operations.
We operate in multiple geographies and expect to continue expanding our operations into additional markets. Our results of operations and financial condition are subject to a wide range of risks inherent in conducting business across multiple countries and regions, many of which are outside of our control and may be difficult to predict or mitigate. These risks include adverse macroeconomic and market conditions, such as inflation, economic slowdowns, recessionary pressures and volatility in consumer demand. They also include political instability, social unrest, armed conflict and changes in government policies or priorities. Ongoing geopolitical tensions, including conflicts in the Middle East and Ukraine, may further contribute to global economic volatility, disrupt supply chains and logistics networks, and increase costs associated with cross-border trade and operations.
We are exposed to risks arising from divergent and evolving regulatory regimes across jurisdictions, including with respect to medical device regulation, product clearance and approval requirements, manufacturing standards, quality systems requirements, clinical evidence standards, advertising and promotional restrictions, consumer protection rules, data privacy and cybersecurity laws, anti-corruption and anti-bribery requirements, Anti-Money Laundering (AML) and Countering the Financing of Terrorism (CFT) frameworks and employment, labor and immigration laws. Compliance with these requirements may be complex, costly and time-consuming, and may require significant localization of our operations, policies and systems. Failure to comply, or delays in achieving compliance, could result in enforcement actions, fines, product restrictions, suspension of operations, reputational damage or other adverse consequences.
We are subject to U.S., Swiss, EU, U.K. and other sanctions, export control, customs, import, anti-boycott and trade compliance laws. These laws may restrict dealings with certain countries, regions, governments, entities, individuals or end users, and may apply to distributors and other third parties acting on our behalf. Violations could result in fines, penalties, loss of export privileges, contractual liability, reputational harm or restrictions on our ability to sell products in certain markets.
We are also exposed to fluctuations in foreign currency exchange rates, currency controls and the potential volatility of revenues and expenses denominated in different currencies. Adverse movements in exchange rates may impact our reported results, increase the cost of our operations or reduce the value of revenues generated in foreign markets. In addition, hedging strategies may not fully offset such exposures.
Our international operations also subject us to risks related to differing cultural norms, healthcare practices and consumer behaviors, which may affect the acceptance and adoption of our products. Market dynamics, including dental practice structures, patient behavior, reimbursement environments and purchasing practices, may vary significantly across jurisdictions and may differ materially from those in our more established markets. As a result, our products may not achieve the same level of market acceptance in new jurisdictions as in existing markets.
We may also face increased competition in international markets from both local competitors with established relationships and deeper knowledge of local regulatory and commercial environments, and global competitors with greater resources. These competitors may be better positioned to respond to local market conditions or regulatory requirements, which may limit our ability to gain or maintain market share.
Changes in trade policy, tariffs, export controls, sanctions, customs regulations or import/export licensing requirements may also restrict our ability to operate in certain markets, increase costs, delay product shipments or limit access to key suppliers or distribution channels, any of which may impact our operating results. Changes in immigration laws or policies may also affect our ability and that of our third-party partners to attract and retain qualified personnel in certain jurisdictions, which may impair operational efficiency.
Our international expansion efforts may require significant investment in infrastructure, personnel, regulatory compliance, technology systems and local partnerships. These investments may not generate expected returns, and we may be unable to achieve or sustain profitability in new markets. Expansion may also materially alter our geographic, product and customer mix, which could increase volatility in our results of operations due to differences in regulatory environments, pricing dynamics, credit risk profiles, reimbursement structures, consumer demand patterns and operating costs.
Operating in multiple jurisdictions also increases the complexity of managing our business across different time zones, languages, regulatory frameworks and cultural environments. Failure to effectively manage these complexities, including through adequate local expertise and systems, could result in operational inefficiencies, regulatory noncompliance, reputational harm or financial losses. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and future prospects, particularly as we continue to expand our international footprint.
We are dependent on our senior management team and other key personnel.
Haley Abivardi and Goly Abivardi, our Co-Founders and Co-Chief Executive Officers, have been the driving force behind our success since our inception. The unexpected loss of either of our Founders could severely disrupt our operations and significantly impact our ability to continue executing our business strategy with the same level of effectiveness. We believe that their unique experiences as dentists and dental entrepreneurs as well as deep understanding of noninvasive, patient-centric dental care and technology is unparalleled. Finding a successor for either of our Founders with comparable vision and capability to maintain the momentum and direction our Founders have established for us would present a substantial challenge. Furthermore, either of our Founders’ departures could lead to instability within our Company, potentially affecting the morale and productivity of our team, which has been crucial in our rapid growth and innovation. The potential uncertainty surrounding such a leadership transition could also undermine confidence among our customers, partners and investors as well as other stakeholders who are integral to our continued success and expansion. In the highly competitive dental technology industry, any perceived weakening of our leadership could be exploited by our competitors. This could lead to a loss of market share and have a negative impact on our business, results of operations, financial condition and future prospects.
Our success will further depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, scientists, clinical specialists and other highly skilled personnel. The loss of members of our senior management, sales and marketing professionals, scientists, IT and data experts or clinical and regulatory specialists could result in delays in product development and commercialization and harm our business. Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians due to the competition for such personnel among life science businesses, particularly near our headquarters in Zug, Switzerland. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and technical personnel. We may also have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs.
To induce employees to remain at our company, in addition to salary and cash incentives, we have granted and may continue to grant share-based compensation awards that vest over time. The value to employees of such awards is significantly affected by movements in our share price, and such awards may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. We do not maintain “key person” insurance policies.
If we are unable to retain our Founders, senior management team and other key employees, or if we fail to attract and retain additional qualified personnel as needed to support our anticipated growth, our business, financial condition, results of operations and future prospects could be adversely affected.
Cost-containment efforts, reductions in reimbursement and changes in coverage policies by third-party payors could adversely affect demand for our products.
We sell our products to dentists and other healthcare providers, which may receive reimbursement for procedures involving our products from third-party payors, including government healthcare programs, private insurance companies, managed care organizations and other healthcare payors. The availability and level of reimbursement for procedures utilizing our products can significantly affect the adoption, utilization and pricing of our products. Third-party payors may deny or limit reimbursement if they determine that a procedure or product is not medically necessary, cost-effective, experimental or otherwise not eligible for coverage under their reimbursement policies. If reimbursement for procedures involving our products is unavailable, limited or reduced, healthcare providers may be less likely to use our products and demand for our products may decline.
In addition, governmental authorities, third-party payors, DSOs, group purchasing organizations and other healthcare industry participants continue to seek to contain healthcare costs and reduce expenditures. These efforts have resulted, and are expected to continue to result, in increased pricing pressure, limitations on coverage and reimbursement, more restrictive reimbursement policies and increased emphasis on value-based healthcare and cost-effective treatment alternatives. Such measures may reduce the amount healthcare providers are reimbursed for procedures involving our products or otherwise negatively affect utilization of our products.
Coverage and reimbursement policies are complex and frequently changing, and we have limited control over the timing or outcome of reimbursement decisions. In the United States, reimbursement decisions by government agencies and commercial payors may significantly influence the adoption and utilization of medical and dental products. Outside the United States, many countries maintain government-controlled healthcare systems that regulate pricing and reimbursement levels and may impose pricing restrictions, reimbursement caps, mandatory discounts or other limitations that could adversely affect the commercial viability of our products in those markets.
Further, many dental practices in the United States have become affiliated with DSOs or other provider networks that negotiate pricing arrangements with manufacturers and distributors through centralized purchasing and competitive bidding processes. Due to the highly competitive nature of these contracting processes, we may not be able to obtain or maintain favorable contract positions with major DSOs or purchasing organizations. In addition, the increasing purchasing leverage of large DSOs and organized buying groups may result in downward pricing pressure, lower gross margins and reduced sales opportunities.
We also face competition from companies with greater financial, technical, manufacturing and commercial resources than we possess, some of which may offer lower-priced products that dental professionals perceive as acceptable alternatives to our products. Third-party payors and purchasing organizations may use competing products as benchmarks in evaluating pricing and reimbursement decisions relating to our products, which could increase pricing pressure and adversely affect our ability to maintain favorable reimbursement levels and operating margins.
If third-party payors reduce reimbursement levels, impose more restrictive coverage policies, favor lower-cost alternatives or otherwise limit the use of our products, or if healthcare providers become increasingly focused on cost containment, demand for our products could decline and we could experience increased pressure to reduce prices, any of which could materially adversely affect our business, financial condition, results of operations and prospects.
Our gross margins may fluctuate and could decline due to pricing pressure, product mix, manufacturing costs, tariffs, distributor economics and inventory charges.
Our gross margins depend on the prices at which we sell products, distributor and other customer discounts and rebates, product mix, manufacturing costs, raw material and component costs, freight and logistics costs, tariffs, inventory reserves, product obsolescence, warranty or replacement costs and the cost of complying with regulatory and quality requirements. As we expand into additional markets and geographies, enter into additional distributor arrangements, seek broader adoption by DSOs or other large purchasing organizations, or introduce new products, we may experience lower average selling prices or a less favorable product mix. We may be unable to offset increased costs through price increases, particularly where pricing is constrained by distributor contracts, reimbursement limitations, competitive pressures or customer purchasing leverage. Any decline in gross margins could adversely affect our results of operations and ability to achieve profitability.

We may be exposed to credit and collection risks with respect to distributors.
Because our revenue is generated through third-party distributors, our accounts receivable may be concentrated among a limited number of parties. For example, as of June 30, 2026, and as of December 31, 2025 and 2024, 94%, 68% and 63% of our gross accounts receivable, respectively, related to two distributors. If any significant distributor delays payment, disputes amounts owed, cancels the supply arrangement or becomes insolvent or experiences liquidity constraints, our cash flows and working capital could be adversely affected. We may also be required to increase allowances for doubtful accounts or write off receivables, which could adversely affect our results of operations and financial condition.
If we need to replace an existing distributor, there can be no assurance that a new distributor would allocate sufficient capacity to us in order to meet our requirements or sales demand. If our distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative distributors, we would encounter higher costs or fail to meet our sales demand, any of which could have a material adverse effect on our reputation or results of operations.
Product liability claims could substantially harm our business and limit sales of our products.
We may be subject to product liability claims arising from the development, clinical testing, marketing and sale of our products. We may be subject to product liability claims if our products are alleged or perceived to cause injury, to be defective or otherwise unsuitable for their intended use, or if they fail to perform as expected in clinical or commercial settings. Such claims may arise from alleged defects in manufacturing or design, failure to provide adequate warnings regarding risks inherent in the use of our products, negligence, strict liability or breach of warranties. We may also be subject to product liability claims even where the alleged harm is attributable to the actions of third parties, including healthcare providers, distributors or the preexisting medical or dental conditions of patients.
The performance and tolerability of our products may also be affected by user error, including improper handling, inadequate training of dental professionals or care collaborators or failure to follow instructions for use. Misuse or off-label use of our products may increase the risk of adverse outcomes and, in turn, increase our exposure to liability claims. In addition, if we sponsor clinical studies in the future, our exposure to product liability risk may increase due to the direct involvement of patients and clinical investigators in controlled study settings.
Product liability claims, regardless of merit, can be expensive, time-consuming and disruptive to defend and may require significant financial and management resources. Even where we are ultimately successful, such claims may divert management attention from our core operations and strategic priorities. If we are unsuccessful in defending against such claims, we may be required to pay substantial damages, enter into costly settlements or be subject to injunctive or regulatory remedies that could restrict or prevent the marketing and sale of our products.
In addition, product liability claims or related adverse events may have a number of negative consequences, including delays in obtaining or maintaining regulatory clearances or approvals, increased regulatory scrutiny or investigations, mandatory or voluntary product recalls or withdrawals, labeling, marketing or promotional restrictions, delays or suspension of clinical studies, and loss of existing or potential customers. Such claims may also harm our reputation, reduce demand for our products, adversely affect our relationships with healthcare providers, distributors and other commercial partners, and negatively impact the trading price of our securities.
We maintain product liability insurance; however, this insurance may not be adequate to cover all liabilities that we may incur, and it may not cover certain types of claims or damages. Product liability insurance is increasingly expensive and may become more difficult to obtain in the future on commercially reasonable terms, or at all. We may not be able to maintain or obtain sufficient insurance coverage to protect against potential liability claims. If we are required to pay damages or settlements in excess of our insurance coverage, or if such claims are not covered by insurance, we may be required to use our available capital resources, which could materially adversely affect our financial condition and results of operations.

Any product liability claims brought against us, with or without merit, could increase our insurance costs, result in denial of coverage, reduce the availability of future coverage, harm our reputation and materially adversely affect our business, financial condition, results of operations and future prospects.
Adverse publicity or negative public perception regarding fluoride or additional government regulation of fluoride could adversely affect our business.
Purchasing decisions for Curodont® Repair Fluoride Plus, which we currently only market in the United States, may be affected by adverse publicity or negative public perception regarding fluoride. This negative public perception may include publicity regarding the risks, performance, legality or quality of Curodont® Repair Fluoride Plus, fluoride in general or of other products containing fluoride. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve us, or negative statements made to the public. We are highly dependent upon patients’ perception of the tolerability and quality of Curodont® Repair Fluoride Plus. Thus, a mere assertion that such product may be harmful could have a material adverse effect on us, regardless of whether such assertion is scientifically supported. Adverse publicity may have an adverse effect on our reputation, results of operations, financial condition or future prospects.
Additionally, if fluoride’s regulatory status were to change in the United States, Europe or elsewhere, we would need to modify how we market Curodont® Repair Fluoride Plus or may need to remove Curodont® Repair Fluoride Plus from the market. While our other Curodont® products, including Curodont® Repair which is currently marketed in select jurisdictions outside of the United States, do not contain fluoride, we may not succeed in marketing Curodont® Repair or any modified version of Curodont® Repair Fluoride Plus not containing fluoride. Such a change in regulatory status may have an adverse effect on our reputation, results of operations, financial condition or future prospects.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.
Effective internal control over financial reporting and disclosure controls and procedures are critical to our success as a public company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with applicable accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is communicated to management as appropriate to allow timely decisions regarding required disclosures.
We have identified material weaknesses in our internal control over financial reporting related to the risk assessment, control environment, information and communication, control activities, and monitoring components of the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
Specifically, we identified the following material weaknesses:
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We did not design and maintain an effective risk assessment process. This material weakness related to the principles associated with the risk assessment component of the COSO Framework, specifically the principles relating to (i) identifying, assessing, and communicating appropriate control objectives, (ii) identifying and analyzing risks to achieving those objectives, (iii) considering the potential for fraud, and (iv) identifying and assessing changes that could significantly impact the system of internal control;

•
We did not design and maintain an effective control environment, including effective information and communication controls. This material weakness related to our legacy enterprise resource planning (“ERP”) environment, which was not appropriately configured to support an effective system of information technology general controls (“ITGCs”), including controls over logical access, program change management, and system operations. As a result, we did not design and maintain effective controls over the completeness and accuracy of system-generated reports relied upon in the financial reporting process; and
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We did not design and maintain effective control activities and monitoring controls, including around key account balances such as net revenues. This material weakness resulted from, and was a consequence of, the material weaknesses described above. Because business process controls relied upon system-generated reports and data that were affected by the absence of effective ITGCs, the related control activities were not designed or operating with sufficient precision. In addition, our monitoring activities did not include timely identification, communication, and remediation of control deficiencies, including separate, ongoing evaluations of the system of internal control.

These material weaknesses could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of December 31, 2025.
We have taken and continue to take steps intended to remediate these material weaknesses and strengthen our internal control environment. During the fourth quarter of the year ended December 31, 2025, we implemented a new ERP system, which provides the foundation for a stronger control environment and supports the implementation of a comprehensive information technology control framework. Since January 1, 2026, in connection with and following the ERP system implementation, we have taken the following actions, with the support of an outside accounting advisory firm:
•	designed and implemented an updated risk and control framework, including a revised risk and control matrix, intended to address the risk assessment deficiencies described above;
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designed and implemented ITGCs within the new ERP system addressing logical access, program change management, system operations and the completeness and accuracy of system-generated reports relied upon in the financial reporting process;

•
updated and implemented related business process controls and documentation to align with the new ERP environment and to ensure that risks are mitigated at the appropriate level of precision and consistency; and

•	prepared an initial risk assessment and implemented controls intended to standardize and ensure consistency in our monthly financial close process.
The actions described above were taken during fiscal year 2026 and had not been implemented, and the related material weaknesses had not been remediated, as of December 31, 2025. The material weaknesses will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect this remediation testing to occur in connection with our fiscal year 2026 audit. We cannot at this time predict the success of such efforts or whether such efforts will prevent or avoid potential future material weaknesses.
We cannot assure you that the measures we have taken or may take in the future will be sufficient to remediate the identified material weakness or that we will not identify additional material weaknesses in the future. As we continue to grow, expand our operations and increase the complexity of our business, our internal control over financial reporting and disclosure controls and procedures may not be adequate to ensure timely and accurate reporting, particularly as we integrate new systems, processes, personnel and third-party service providers.
In addition, as an emerging growth company, we are not currently required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”). However, we are subject to the management assessment requirements of Section 404 and will be required to begin compliance with the auditor attestation requirements of Section 404 in the future, which will require significant time and resources to implement, document and test our internal control over financial reporting. When we become subject to auditor attestation requirements, our independent registered public accounting firm may identify control deficiencies that were not previously identified by management.
During the course of implementing, documenting and testing our internal control over financial reporting, we may identify additional deficiencies or weaknesses. Any such deficiencies may require us to take further remediation measures, divert management attention and incur significant additional costs. Even if we implement remediation measures, we cannot provide assurance that such measures will be effective in fully remediating existing or future material weaknesses.
A failure to maintain effective internal control over financial reporting or disclosure controls and procedures could result in material misstatements in our financial statements, require restatements of previously issued financial statements, cause delays in the filing of periodic reports, increase compliance costs and subject us to regulatory scrutiny or enforcement action. In addition, any such failure could adversely affect investor confidence in the accuracy and reliability of our financial reporting, which could negatively impact the market price of our securities and materially adversely affect our business, financial condition, results of operations and future prospects.
We are involved in legal proceedings and disputes.
From time to time, we are involved in various legal, arbitration and administrative proceedings arising in the ordinary course of our business or in connection with extraordinary corporate, tax, regulatory or commercial matters. These proceedings may involve current or former directors, executive officers, employees, shareholders, customers, distributors, suppliers or other third parties, and may include, among other things, product liability claims, contractual disputes, intellectual property disputes, regulatory enforcement matters, privacy and data protection disputes, employment matters, competition and antitrust matters, tax matters and other commercial or governance-related claims. Given the nature and scope of our business as a dental technology company operating across multiple jurisdictions, we expect to continue to be subject to such proceedings and disputes in the future.
In addition, we operate in a highly regulated industry and may from time to time be subject to investigations, inquiries, inspections or enforcement actions by regulatory authorities in Switzerland, the EU, the United States and other jurisdictions in which we operate or commercialize our products. Such matters may relate to, among other things, product performance, manufacturing practices, clinical data, promotional activities, compliance with medical device regulations, quality systems requirements or other regulatory obligations. We may also become involved in disputes with distributors, healthcare providers or commercial partners regarding pricing, reimbursement, supply, exclusivity or other contractual arrangements.
We may also face legal claims or regulatory actions following this offering as a result of our increased visibility as a publicly listed company in the United States and our expanded disclosure, reporting and governance obligations under applicable securities laws and exchange rules. In addition, we may become involved in disputes with or among shareholders relating to corporate governance, capital structure, strategic direction or other matters.
The outcome of legal proceedings is inherently uncertain, particularly where claims involve complex factual or legal issues, novel legal theories, large or indeterminate damages, multiple parties or early-stage allegations. We cannot provide assurance as to the outcome of any such proceedings. An adverse resolution of one or more of these matters could result in monetary damages, settlements, injunctions, fines, penalties, consent decrees or other remedies that could materially adversely affect our business, financial condition, results of operations and future prospects.
Although we may maintain insurance coverage for certain types of claims, such coverage may be insufficient to cover all liabilities or may not be available in respect of all claims. Certain claims may fall outside the scope of our insurance coverage or may exceed applicable policy limits. In addition, insurance coverage may become more costly or difficult to obtain in the future.

Regardless of outcome, litigation and regulatory proceedings may be time-consuming, expensive and disruptive, may require significant management attention and may result in reputational harm. Any such proceedings could adversely affect relationships with customers, distributors, regulators and other stakeholders, and could negatively impact our ability to conduct and expand our business.
While we may in certain cases seek to limit exposure to certain types of claims through contractual arrangements, including arbitration provisions or other dispute resolution mechanisms, there can be no assurance that such provisions will be enforceable in all jurisdictions or in all cases. Changes in applicable law or regulatory interpretation, particularly in the EU, Switzerland, the United States or other jurisdictions in which we operate, could limit the availability or effectiveness of such mechanisms. Any inability to rely on such provisions could increase our exposure to litigation, including collective or group proceedings where permitted under applicable law.
Any of the foregoing could adversely affect our business, financial condition, results of operations and future prospects.
Misconduct of our employees, consultants or third-party service providers could harm our business, financial condition and reputation.
Misconduct, fraud or other illegal or inappropriate activities by our employees, consultants or third-party service providers could have adverse consequences for us. Such conduct may include fraudulent activities, violations of applicable laws, rules or regulations or failure to comply with our internal policies and procedures or those of our partners and counterparties. This risk is heightened by our reliance on third-party service providers for a range of critical functions, including manufacturing, distribution, logistics and technology infrastructure.
In particular, our dependence on third-party manufacturers and distributors exposes us to risks arising from misconduct or noncompliance within their operations, including improper handling of products, failure to adhere to quality or regulatory requirements or other operational deficiencies. Because we do not control these third parties, we have limited ability to prevent or detect such conduct in a timely manner, and we rely on them to maintain appropriate internal controls, compliance systems and oversight mechanisms. Any failure by these third parties to comply with applicable legal or regulatory requirements or our standards could result in product quality issues, regulatory enforcement actions, shipment delays, recalls or other disruptions to our operations.
Any incident of misconduct or noncompliance by our employees or third-party service providers could result in regulatory investigations or enforcement actions, civil litigation, contractual disputes, financial losses, fines or other penalties. In addition, such events could result in increased insurance costs, higher operating expenses and increased cost of capital due to reduced investor and stakeholder confidence.
Beyond the direct financial and operational impacts, such events could also cause significant reputational harm. We believe that our brand is associated with trust, quality and reliability, and any publicized incident involving misconduct, regulatory noncompliance or operational disruption within our supply chain or distribution network could undermine that trust. This may lead to reduced customer confidence, decreased demand for our products, loss of distribution or commercial partners and difficulty in attracting or retaining customers and collaborators. Given the competitive nature of the dental and medical technology industry, even isolated incidents involving misconduct or third-party failures may have a disproportionate adverse impact on our business, financial condition, results of operations and future prospects.
Labor disruptions involving our employees or personnel at third-party manufacturers, distributors and other service providers could adversely affect our operations, supply chain and ability to commercialize our products.
We rely on our employees and on third-party manufacturers, suppliers, distributors, warehousing providers, logistics providers and other service providers for the development, manufacture, storage and distribution of our products. As a result, our operations may be adversely affected by labor shortages, labor disputes, strikes, work stoppages, union activity, collective bargaining disputes or other labor-related disruptions affecting either our own workforce or the personnel of our third-party business partners, many of which are outside of our control.

As we continue to expand our operations rapidly, scale manufacturing activities and enter new markets and geographies, we may face increased operational complexity, heightened competition for qualified personnel and increased exposure to differing labor laws, employment practices and workforce expectations across jurisdictions. Our continued growth may also place additional strain on our management, operational, manufacturing and commercial infrastructure and increase the risk of workforce disruptions, employee dissatisfaction, turnover or disputes.
Labor disruptions affecting our employees or third-party providers may result in temporary or prolonged interruptions in manufacturing operations, delays in production schedules, reduced productivity, quality control issues, shortages of critical components or finished products, disruptions in warehousing or distribution activities and delays in shipping and fulfillment. Because we may rely on a limited number of manufacturing or distribution partners for certain products, components or geographic regions, any such disruption could have a disproportionate impact on our ability to maintain product supply and meet customer demand.
In addition, labor shortages or disruptions could increase our operating expenses through higher wages, employee benefit costs, contractor costs, retention incentives or costs associated with recruiting and training replacement personnel. Certain jurisdictions in which we or our third-party partners operate may also have employee protection laws, works council requirements, collective bargaining arrangements or other labor regulations that could limit operational flexibility or increase the complexity and cost of workforce management. Any labor-related disruption involving our employees or third-party providers could adversely affect our business, financial condition, results of operations and future prospects.
Our insurance coverage may be insufficient to cover all potential claims or losses.
We maintain insurance coverage as part of our risk management strategy to mitigate certain operational, regulatory and commercial risks. However, our insurance policies are subject to limitations, exclusions and deductibles, and may not cover all claims or losses that we may incur. In addition, the amount of any covered claim may exceed our policy limits.
Insurance costs have generally increased across our industry, and we may face higher premiums, reduced coverage availability or less favorable terms in the future. As our business expands and our risk profile evolves, we may be unable to maintain existing coverage or obtain additional coverage on commercially reasonable terms, or at all.
If we suffer a significant uninsured loss or a loss in excess of our insurance coverage, or if any insurer disputes or denies coverage, we may be required to bear substantial costs directly. Such losses could adversely affect our financial condition, results of operations and liquidity. In addition, significant uninsured or underinsured losses could result in reputational harm and increased scrutiny from regulators, customers, distributors and investors, which could further adversely affect our business and growth prospects. There can be no assurance that our insurance coverage will be sufficient to protect us against all potential liabilities or losses, and any failure to maintain adequate insurance could materially adversely affect our business, financial condition, results of operations and future prospects.
We may be subject to negative publicity or otherwise fail to protect our brand and reputation.
Our reputation and the Curodont® brand are critical to our commercial success. We rely on the trust of dental professionals, distributors and other healthcare providers, as well as positive clinical perception, word-of-mouth referrals, key opinion leader support and scientific credibility, to drive adoption of our products. Any deterioration in this trust could materially and adversely affect demand for our products.
Negative publicity concerning our Company, our products or our industry—whether accurate or not—could harm our reputation and reduce acceptance of our products among current and prospective customers. Such publicity may arise from a variety of sources, including alleged or actual product quality issues, adverse clinical outcomes, regulatory inquiries or enforcement actions, product recalls or field safety corrective actions, litigation or disputes involving our products, or broader negative perceptions of dental or medical product technologies.
Because we operate in a field where clinical trust and professional recommendation are key drivers of adoption, reputational harm may have an outsized impact on our ability to maintain and expand our customer base. In addition, any actual or perceived concerns regarding tolerability, observed outcomes, durability or clinical performance of our products may be amplified by competitors, industry commentators or media coverage, which could further damage our market position.
The rapid dissemination of information through social media, online forums and other digital channels may exacerbate the impact of any negative publicity, making it more difficult to control or correct inaccurate or misleading information. Once disseminated, such information may persist and continue to influence perceptions even after corrective actions are taken.
Damage to our brand may be difficult and costly to repair, and may require significant time and resources to restore confidence among dental professionals, distributors and other stakeholders. Any sustained or significant reputational harm could result in reduced demand for our products, loss of existing or prospective customers, reduced support from key opinion leaders and distributors, and increased difficulty in achieving market acceptance for new products.
Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.
Counterfeit, diverted, expired or improperly resold products could harm patients, damage our reputation and expose us to liability.
Our products may be subject to unauthorized resale, diversion, counterfeiting, tampering, sale after expiration or sale through online or other channels outside our authorized distribution network. Such products may be stored or handled improperly, may not perform as intended and may be difficult for us to monitor or remove from the market. Any adverse outcome, complaint or public report involving counterfeit, diverted, expired or improperly resold products could be attributed to us and could harm our reputation, result in regulatory scrutiny, increase product liability exposure and reduce demand for our products, which could negatively impact our business and harm our financial condition.
Macroeconomic conditions, geopolitical events and other systemic disruptions could adversely affect our business.
Our business is subject to a wide range of macroeconomic, geopolitical and systemic risks that are outside our control. Adverse macroeconomic conditions, including recessions, economic slowdowns, inflationary pressures, rising interest rates, currency fluctuations, tightening credit markets and reduced discretionary spending, may negatively impact demand for our products. In particular, because dental procedures are in part discretionary or elective in nature, demand for our products may decline during periods of economic uncertainty or financial stress experienced by dental practices, patients or healthcare systems.
We are also exposed to significant geopolitical risks arising from political instability, armed conflicts, sanctions regimes, trade disputes and evolving government policies in the jurisdictions in which we or our partners operate. Ongoing conflicts, including in the Middle East and Ukraine, as well as broader geopolitical tensions, may contribute to volatility in global markets, disrupt supply chains, increase transportation and input costs, and restrict or delay access to key markets or distribution channels. In addition, changes in tariffs, trade restrictions, export controls or customs regulations could increase the cost of cross-border commerce or limit our ability to source materials, manufacture products or distribute our products internationally. Changes in immigration policies may also impact our ability and that of our third-party partners to attract and retain qualified personnel in certain jurisdictions, which could further affect operational capacity and execution.
Our business is further subject to risks arising from natural disasters, climate-related events, pandemics, outbreaks of infectious disease, civil unrest, terrorist attacks, power outages and other catastrophic events. Such events may disrupt our operations and those of our third-party manufacturers, suppliers, distributors and logistics providers, leading to delays in production, reduced availability of products and interruptions in supply chains and distribution networks. They may also adversely affect customer behavior, including reduced patient visits to dental offices and delays in elective procedures, which could materially reduce demand for our products.
The COVID-19 pandemic demonstrated that global public health emergencies and related governmental responses can significantly disrupt economic activity, impair global supply chains and materially reduce demand for dental and medical products and services. Future pandemics or similar events could have comparable or more severe effects on our business.
The occurrence or continuation of any of the foregoing macroeconomic, geopolitical or catastrophic events could be sudden, unpredictable and difficult to mitigate. Although we attempt to manage these risks through operational planning and insurance coverage, such measures may not be sufficient to fully offset potential losses. Any of the foregoing could adversely affect our business, financial condition, results of operations and future prospects.
Acquisitions and strategic investments may expose us to integration risks and other challenges.
We have made acquisitions in the past and may pursue acquisitions of complementary businesses, products, services, technologies or intellectual property in the future as part of our growth strategy. Such transactions may also include minority investments, joint ventures or other strategic collaborations. However, there can be no assurance that we will identify suitable targets at attractive valuations, complete any such transactions on favorable terms, or at all.
Acquisitions and strategic investments involve a number of inherent risks, many of which may be difficult to assess or quantify prior to completion of a transaction. These risks include, among others, difficulties in integrating the operations, systems, technologies, regulatory compliance frameworks, quality systems, products, personnel and corporate cultures of acquired businesses with our existing operations. Integration challenges may be exacerbated where acquired businesses operate in different jurisdictions, are subject to different regulatory regimes, or rely on different clinical, manufacturing or commercialization models than our own.
We may also face challenges in aligning acquired products or technologies with our existing product portfolio, quality standards and regulatory requirements applicable to medical products, including compliance with applicable EU medical device regulations, Swiss regulatory requirements and FDA standards where applicable. Any failure to successfully integrate or align acquired businesses with these requirements could result in delays in commercialization, regulatory scrutiny, remediation costs or product discontinuations.
Acquisitions may divert significant management attention and resources away from our existing operations, including research and development, clinical activities and commercialization efforts. This diversion may adversely affect our ability to execute on our core business strategy during and following the integration period.
We may also assume known and unknown liabilities in connection with acquisitions, including liabilities relating to product quality, regulatory compliance, clinical data integrity, intellectual property infringement, labor matters, tax matters or litigation. Such liabilities may not be fully covered by indemnification provisions, insurance or other contractual protections, and enforcement of such protections may be limited by applicable law, jurisdictional constraints or the financial condition of the counterparty.
In addition, acquisition agreements may contain representations, warranties and indemnities that are subject to limitations, caps, time restrictions or exclusions, and may not fully protect us from losses arising out of pre-closing or post-closing events. We may also become involved in disputes with sellers regarding indemnification claims or purchase price adjustments.
We may finance acquisitions through the issuance of equity or equity-linked securities, which may be dilutive to existing shareholders, or through debt financing, which may increase our leverage and impose restrictive covenants on our operations. Any such financing arrangements could limit our operational flexibility or increase our cost of capital.
The expected benefits of acquisitions or strategic investments, including anticipated synergies, cost savings, revenue growth or technological enhancements, may not materialize or may take longer than expected to achieve. In some cases, acquired businesses or technologies may underperform, fail to achieve expected market acceptance or require additional investment beyond initial expectations, resulting in impairment charges or write-downs of goodwill or other intangible assets.

Competition for acquisition targets in the dental technology and broader life sciences and medical product sectors is intense, and we may face competition from larger, better capitalized or more established companies, which may limit our ability to complete attractive transactions or increase acquisition costs. If we fail to effectively identify, execute or integrate acquisitions or strategic investments, or if such transactions do not achieve their intended strategic or financial objectives, our business, financial condition, results of operations and prospects could be adversely affected.
Increased scrutiny from regulators, investors and other stakeholders regarding our ESG or sustainability practices and disclosures could result in additional costs, legal exposure and reputational harm.
Regulators, investors, shareholder advocacy groups, institutional investors, consumers and other stakeholders, particularly in the United States, the EU and Switzerland, have increasingly focused on environmental, social and governance (“ESG”) matters and sustainability-related disclosures by public companies, including companies in the medical product and healthcare sectors. These stakeholders have placed greater emphasis on the environmental and social impacts of corporate operations, including product lifecycle considerations, manufacturing practices, supply chain responsibility, clinical and patient safety standards and broader sustainability commitments.
We may incur significant costs and devote substantial management attention and resources to developing, implementing and maintaining our ESG strategy, policies, internal controls and related disclosure frameworks. This may include tracking and reporting sustainability metrics across our operations and supply chain, engaging with third-party advisors or auditors, and adapting to evolving reporting standards and regulatory requirements. These requirements are expected to continue to develop and may increase in scope, complexity and cost over time.
We are or may become subject to a range of ESG-related disclosure regimes, including requirements under applicable European Union sustainability reporting frameworks, evolving climate-related disclosure rules in the United States and Swiss corporate reporting obligations. These regimes may require detailed disclosures regarding environmental impacts, supply chain practices, workforce policies and governance structures. Compliance with such requirements may be costly, resource-intensive and may require significant enhancements to our data collection systems and internal controls.
In addition, we may be exposed to risks relating to the accuracy, completeness or perceived credibility of ESG-related disclosures. If our ESG or sustainability disclosures, targets or commitments are viewed by regulators, investors, consumers or other stakeholders as incomplete, inconsistent, misleading or insufficiently substantiated, we may face reputational harm, loss of investor confidence or increased scrutiny from regulatory authorities. Any such perception may also lead to litigation or enforcement actions, including claims under securities, consumer protection or other laws alleging misrepresentation or “greenwashing.”
We have established internal ESG goals and initiatives. However, there can be no assurance that we will achieve these objectives, as they may depend on factors outside of our control, including technological limitations, availability of compliant materials, evolving regulatory requirements and macroeconomic conditions. In particular, our ability to meet certain ESG objectives may depend on the practices of third-party manufacturers, suppliers, distributors and other service providers. Any failure, or perceived failure, by these third parties to adhere to applicable ESG-related standards or expectations could adversely affect our reputation and expose us to regulatory, legal or commercial risks.
Given the evolving nature of ESG standards and stakeholder expectations, there is no assurance that our ESG strategy, practices or disclosures will satisfy current or future regulatory requirements or investor expectations. Any failure to do so could materially adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and ability to attract and retain employees, customers and investors.

Risks Related to Governmental Regulation
Our products are subject to extensive regulatory requirements across the jurisdictions where they are marketed.
The global regulatory environment applicable to healthcare products has become increasingly stringent, complex and unpredictable. Our products are subject to regulatory frameworks across the jurisdictions in which they are marketed, including differing requirements imposed by the U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”), the EU Medical Devices Regulation (Regulation (EU) 2017/745) (the “EU MDR”), the Swiss Federal Act on Medicinal Products and Medical Devices (the “Therapeutic Products Act” or the “TPA”), the Swiss Medical Devices Ordinance (the “MedDO”) and other comparable regulatory schemes. These regulations govern, among other things, the development, testing, manufacturing, labeling, packaging, storage, marketing, advertising, promotion, distribution, post-market surveillance and sale of our products.
Regulatory requirements applicable to our products continue to evolve, including as a result of changes to the FDA OTC monograph framework under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), implementation and ongoing interpretation of the EU MDR, evolving Swiss medical device requirements following Switzerland’s third-country status under the EU MDR framework and expanding global healthcare compliance, privacy and data protection obligations. Compliance with these requirements has required, and may continue to require, significant investments in quality systems, personnel, clinical evidence generation, post-market surveillance, regulatory affairs and compliance infrastructure.
The applicable regulatory classification of our products depends on a number of factors, including composition, intended use, mechanism of action, formulation, delivery method, route of administration and product claims. As we continue to expand our product portfolio, develop next-generation products and introduce modified formulations, additional active ingredients, new technologies or alternative delivery methods, the applicable regulatory requirements and pathways may change or become more complex.
In the United States, certain of our products are marketed pursuant to FDA OTC monographs and have not been separately approved under a new drug application (“NDA”) or abbreviated new drug application (“ANDA”). The monograph system establishes conditions, such as active ingredients, uses or indications, doses, routes of administration, labeling and testing, under which certain OTC active ingredients are generally recognized as safe and effective for their intended use. Products that contain these active ingredients and that comply with applicable monograph requirements do not require pre-market approval from the FDA. As a result, when a product, such as Curodont® Repair Fluoride Plus, is marketed following the OTC monograph process, the FDA does not approve it or its labeled intended use under either an NDA or an ANDA to assess its safety and efficacy.
The CARES Act established a process under which the FDA can issue administrative orders that revise or withdraw OTC monograph conditions. OTC monograph requirements continue to be subject to further FDA rulemaking, administrative orders, and guidance. We cannot assure you that the FDA will not issue administrative orders or otherwise take regulatory action that changes the conditions under which our products may be lawfully marketed, including by imposing additional data requirements, restricting permissible ingredients or claims or otherwise modifying applicable requirements. Any such action could require reformulation, relabeling, additional clinical data, changes to manufacturing processes or pre-market approval under the NDA or ANDA pathways, which could disrupt or delay commercialization and increase our costs.
Certain of our products are considered cosmetics regulated by the FDA through the FDCA and the Fair Packaging and Labeling Act. The FDA does not require pre-market clearance for cosmetics, but manufacturers are responsible for ensuring that such products are not adulterated or misbranded. Furthermore, Congress recently passed the Modernization of Cosmetics Regulation Act of 2022 (“MoCRA”), which significantly expands FDA authority to regulate cosmetics. MoCRA provides new FDA authorities related to records access, mandatory recalls, adverse event reporting, facility registration, product listing and safety substantiation of products, and we must comply with these requirements for any cosmetic products that we market in the United States.

In the EU and Switzerland, the EU MDR and MedDO impose rigorous and evolving requirements relating to clinical evidence, post-market surveillance, post-market clinical follow-up, periodic safety reporting, traceability, registration, quality systems and notified body oversight. Compliance with these requirements has required modifications to our quality management systems and technical documentation and may continue to require significant additional resources and expenditures. Limited notified body capacity, increased review timelines and evolving interpretations of EU MDR requirements may delay certification activities, product modifications or commercialization efforts.
Switzerland is not a member of the EU, and the bilateral Mutual Recognition Agreement between Switzerland and the EU has not been updated to encompass the EU MDR. As a result, Switzerland is treated as a third country for EU MDR purposes. As a Swiss-domiciled manufacturer, we must satisfy EU MDR requirements for EU market access and separately comply with Swiss MedDO obligations, including registration requirements and Swissmedic oversight. Because there are currently no Swiss-designated conformity assessment bodies whose certificates are recognized by the EU for CE marking purposes, we are dependent on EU-designated notified bodies for conformity assessments relating to our products marketed as medical devices in the EU and Switzerland. Any inability to obtain, maintain or renew notified body certifications on a timely basis, or any determination by Swissmedic that our products do not satisfy applicable Swiss regulatory requirements, could interrupt or delay commercialization activities.
We cannot guarantee that we will be able to maintain compliance with applicable regulations, and maintaining compliance may be time-consuming, costly and subject to changing interpretations. Regulatory authorities may conduct inspections of our operations and those of our contract manufacturers, distributors and suppliers. Failure to comply with applicable requirements, including quality system requirements, manufacturing standards, labeling and promotional restrictions, post-market surveillance obligations or adverse event reporting obligations, could result in increased regulatory scrutiny, warning letters, import restrictions, product withdrawals, recalls, field safety corrective actions, operating restrictions, suspension of certifications, refusal to permit commercialization of products, injunctions, fines, civil or criminal penalties or other enforcement actions.
Any actual or perceived quality, tolerability, performance, labeling, manufacturing or promotional issue relating to our products could result in increased regulatory scrutiny, voluntary or mandatory recalls, field safety corrective actions, customer notifications, import restrictions, product withdrawals, safety alerts or other enforcement actions. Regulatory authorities, including the Federal Trade Commission (the “FTC”), have increasingly focused on the substantiation of marketing and advertising claims and have commenced enforcement actions against companies for failures to adequately substantiate such claims. As a result, we may face increased scrutiny of our marketing practices, and any determination that our claims are not adequately supported could result in enforcement actions, including fines, injunctions, product relabeling or other corrective measures, as well as increased risk of private litigation, which could adversely affect our business, financial condition and results of operations. Even absent formal enforcement action, adverse event reports, product complaints, safety signals or negative publicity relating to our products may reduce market acceptance, impair relationships with healthcare professionals and distributors and adversely affect our reputation and commercialization efforts.
While we currently have operations in multiple countries, in order to market any of our current or future products in any particular jurisdiction, we must establish and maintain compliance with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, tolerability, performance and efficacy. Regulatory authorization or approval in one jurisdiction does not guarantee authorization or approval in any other jurisdiction. Approval processes vary among countries and can involve additional testing, validation, inspections and administrative review periods. Seeking regulatory clearance, authorization or approval in additional jurisdictions may result in substantial costs, delays and operational burdens, and we may never obtain or maintain the required approvals or certifications to commercialize products in certain markets. If we fail to obtain or maintain required regulatory clearances, certifications, authorizations or approvals in international markets, our target market and growth opportunities could be materially limited.

Regulatory authorities may disagree with the regulatory classification of our products, which could require us to pursue different regulatory pathways.
Regulatory authorities could in the future disagree with, modify or reassess the regulatory classification or applicable regulatory pathway for our products. Regulatory authorities may also apply differing interpretations to novel biomimetic peptide technologies and other technologies that we may develop or commercialize in the future. For example, a product currently regulated as a medical device in a particular jurisdiction could in the future be determined to be subject to regulation as a medicinal product, drug-device combination product or another regulatory category subject to more burdensome approval, manufacturing, clinical or post-market requirements. The FDA could conclude that Curodont® Repair Fluoride Plus is a combination product utilizing its carrier sponge as a device or could conclude that Curodont® Repair Fluoride Plus is not marketed in full compliance with the applicable OTC monograph but rather may require separate regulatory review and approval by the FDA as a drug through the NDA/ANDA processes, as a medical device, or as a combination product following either the FDA’s drug or medical device approval pathways. Any such reassessment or change in regulatory requirements could significantly increase development and compliance costs, delay commercialization timelines, interrupt existing commercialization activities, require product reformulation or relabeling, subject us to additional post-market surveillance obligations or otherwise adversely affect our business.
Our products may be classified differently across jurisdictions depending on their composition, intended use, mechanism of action, claims and delivery method. A determination that any current or future product is a drug, biologic, combination product, higher-risk medical device or other regulated product category could require additional clinical data, manufacturing controls, quality-system changes, labeling changes, premarket submissions, notified body review, marketing authorization, post-market surveillance or other obligations. Such changes could delay or restrict commercialization, restrict claims, require reformulation or relabeling, increase compliance costs or interrupt sales.
For example, certain of our products are currently regulated as medical devices in some jurisdictions and as OTC drug products or cosmetics in others. Each of these product classes has its own regulatory review pathways in each jurisdiction in which our products are marketed. Future products or modified versions of existing products may be subject to different regulatory frameworks, including those applicable to drug products, medical devices, combination products, cosmetics or products incorporating ancillary medicinal substances. Changes in product composition, mechanism of action, indications, claims, formulation, route of administration or method of delivery may result in additional regulatory requirements, including the need for new or expanded clinical evidence, modified labeling, additional manufacturing or quality system requirements, new regulatory submissions, additional post-market obligations or pre-market approvals.
If the FDA determines that our products or any part of our products are subject to medical device regulatory requirements, we and our contract manufacturers may be required to comply with additional obligations, including but not limited to establishment registration, device listing, medical device reporting requirements and compliance with the new Quality Management System Regulation (the “QMSR”), unless an exemption applies. The FDA adopted the QMSR, effective February 2, 2026, which incorporates ISO 13485:2016 by reference and replaces most elements of the prior Quality System Regulation for medical device manufacturers. Compliance with the QMSR would require additional investments in quality systems, documentation, supplier oversight and operational controls, and failure to comply could expose us to FDA enforcement actions.
Our products may be subject to product recalls in the future.
Our products may be subject to recalls, safety alerts, field actions or other corrective measures. Regulatory authorities, including the FDA, the EMA, Swissmedic and comparable foreign regulatory authorities, have broad authority to require the recall, withdrawal, correction, suspension or restriction of commercialized products that are alleged or determined to be unsafe, ineffective, noncompliant or otherwise violative of applicable laws or regulations. Manufacturers may also voluntarily initiate recalls, field safety corrective actions, product withdrawals, safety notices or other corrective measures if a product deficiency or safety concern is identified.

A government-mandated or voluntary recall, correction, removal, field action or safety alert involving our products or services could occur for many reasons, including actual or alleged unacceptable health risks, adverse events, component failures, manufacturing errors, quality control deficiencies, contamination, design defects, software or technical failures, failures in laboratory or testing processes, packaging defects, stability issues, labeling deficiencies, misleading promotional claims, deviations from current good manufacturing practices or quality system requirements, noncompliance with regulatory requirements or other deficiencies or issues, whether caused by us, our suppliers, contract manufacturers, distributors or other third parties.
As our product portfolio expands and we introduce next-generation products, modified formulations, new technologies and alternative delivery methods, the scope and complexity of our post-market obligations and product safety risks may increase. In addition, because certain of our products may be regulated differently across jurisdictions, a recall, safety issue or regulatory action in one jurisdiction could lead to increased scrutiny or parallel regulatory action in other jurisdictions.
Recalls and corrective actions can be particularly costly and disruptive in highly regulated industries such as healthcare and medical products. Regulatory authorities may require us to develop and implement detailed recall or field correction strategies, provide periodic reports regarding the status of corrective actions, conduct customer notifications, maintain extensive records regarding corrections and removals and undertake additional post-market surveillance or remediation activities. Regulatory authorities may also conduct inspections, audits or investigations in connection with recalls or safety events.
Any recall, field action, correction, removal, market withdrawal or safety alert involving our products could divert significant managerial, operational, technical and financial resources, interrupt manufacturing and commercial activities, result in inventory write-offs, increase costs and adversely affect our relationships with healthcare professionals, distributors, regulatory authorities and customers. We may also become subject to product liability claims, contractual disputes, indemnification obligations, litigation, enforcement actions, fines, penalties or other liabilities arising from actual or alleged defects or safety concerns relating to our products.
In addition, even absent a formal recall or enforcement action, adverse event reports, product complaints, safety signals, quality issues or negative publicity relating to our products may reduce market acceptance of our products, impair customer confidence, delay or reduce adoption of new products and harm our reputation. Competitors may also use publicly available recall or safety-related information to market competing products or otherwise attempt to gain commercial advantage.
If we initiate or are required to initiate a recall, correction, removal, field action or other safety-related measure, we could face increased scrutiny by the FDA, the EMA, Swissmedic and other regulatory authorities regarding the quality, safety and regulatory compliance of our products and operations. Such scrutiny could result in warning letters, import restrictions, increased inspections, suspension or withdrawal of certifications or authorizations, operating restrictions, delays in obtaining approvals for new or modified products or other enforcement actions.
Moreover, regulatory requirements governing recalls, adverse event reporting, vigilance reporting and field safety corrective actions are complex and vary across jurisdictions. Any failure or perceived failure by us to timely identify, investigate, report or appropriately respond to product-related issues or safety events could itself result in regulatory enforcement actions, fines, penalties or reputational harm.
Our operations are subject to healthcare fraud and abuse, reimbursement, payment transparency and similar healthcare laws and regulations.
Our operations may subject us to healthcare regulation and enforcement by governmental authorities in the United States, Switzerland, the EU, the United Kingdom and other jurisdictions in which we operate or commercialize our products. Various laws and regulations govern reimbursement, payment practices, interactions with healthcare professionals and healthcare organizations, sales and marketing activities and financial arrangements involving healthcare products and services. These laws and regulations are broad in scope, may be interpreted narrowly by enforcement authorities and are subject to evolving guidance and enforcement priorities.

In particular, numerous U.S. federal and state laws, as well as comparable foreign laws, prohibit payments intended to induce the referral, recommendation, purchase, prescription, order or use of healthcare products or services and may require companies to limit, monitor, disclose or report certain payments and transfers of value to healthcare professionals and healthcare organizations. These laws affect many aspects of our business operations, including our sales, marketing, pricing, discounting, customer support, consulting, education, training and reimbursement support activities. In particular, these laws may limit the kinds of financial arrangements, sales programs and customer engagement initiatives that we may enter into with dentists, dental clinics, distributors, hospitals, universities and other purchasers or users of our products. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. These laws prohibit certain marketing initiatives that are commonplace in other industries.
Applicable U.S. healthcare laws and regulations include, among others:
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the federal Anti-Kickback Statute (the “AKS”), which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or providing anything of value, directly or indirectly, overtly or covertly, in cash or in kind, in return for, or to induce, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or services for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;

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the federal civil False Claims Act, which prohibits any person from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, or knowingly making, or causing to be made, a false record or statement to get a false claim paid;

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HIPAA (as defined below) imposes criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
•	state law equivalents of the foregoing laws, many of which apply to items or services reimbursed by commercial insurers and other nongovernmental payors.
We may also become subject to comparable anti-bribery, anti-kickback, transparency, fraud and abuse, reimbursement and healthcare compliance laws in foreign jurisdictions. In many countries, interactions between medical product companies and healthcare professionals are highly regulated and may be subject to industry codes, disclosure obligations, restrictions on sponsorships and educational activities and limitations on pricing and reimbursement support. In addition, healthcare professionals employed by government-affiliated hospitals, universities or healthcare systems may be considered government officials under applicable anti-corruption laws.
Many of these laws may apply even where there is no intent to violate the law, and enforcement authorities have increasingly interpreted these laws broadly. In addition, violations of the AKS may serve as the basis for liability under the federal False Claims Act. Comparable foreign laws and regulations may apply more broadly to commercial payors and private healthcare arrangements.
Healthcare enforcement activity has increased in recent years, particularly with respect to promotional practices, consulting arrangements, speaker programs, educational grants, discount arrangements, reimbursement support activities and interactions with healthcare professionals. Our relationships with healthcare providers, distributors and customers may be subject to scrutiny under these laws, and our business practices could be challenged even if we believe they comply with applicable law.
In addition, the availability of coverage and reimbursement for our products by governmental healthcare programs, including Medicare and Medicaid, commercial insurers and other third-party payors may affect market acceptance and commercial adoption of our products. Government authorities and private payors continue to seek ways to reduce healthcare costs and may limit coverage, reduce reimbursement levels, impose pricing pressures or apply additional utilization management controls relating to healthcare products and services. Any reduction in reimbursement or limitation on coverage for our products could adversely affect demand for our products and our ability to commercialize them successfully. In addition, even if our efforts to expand reimbursement coverage for our products are successful, there can be no assurance that such efforts will result in increased utilization. Reimbursement decisions by third-party payors may set reimbursement rates at levels that patients or providers consider insufficient to justify the cost or administrative burden of treatment. Dental professionals may accordingly be reluctant to prescribe or recommend treatments that are not adequately reimbursed, and as a result, our efforts to secure or expand reimbursement coverage may not translate into increased adoption of our products.
Any actual or alleged failure by us, our employees, distributors, agents or other third parties acting on our behalf to comply with applicable healthcare laws and regulations could result in investigations, audits, significant legal expenses, reputational harm and diversion of management resources. If our operations are found to violate any applicable laws or regulations, we could be subject to substantial administrative, civil or criminal penalties, damages, fines, disgorgement, contractual liability, integrity oversight obligations, exclusion from participation in governmental healthcare programs, including Medicare and Medicaid, repayment obligations and operational restrictions, any of which could adversely affect our business, financial condition and results of operations.
Our marketing, labeling or promotional claims may be found to be false, misleading, insufficiently substantiated, off-label or inconsistent with applicable regulatory requirements.
Our commercial strategy depends in part on communicating the clinical benefits of our products to dental professionals, distributors, DSOs and patients. Claims regarding mode of action, cavities management, repair, restoration of mineral density, treatment of early-stage cavities, clinical superiority, tolerability, performance, durability, cost-effectiveness or patient outcomes may be subject to scrutiny by the FDA, FTC, state attorneys general, foreign regulatory authorities, self-regulatory bodies, competitors and private plaintiffs. If our claims are alleged or determined to be false, misleading, inadequately substantiated, inconsistent with authorized, cleared, approved or permitted indications, or otherwise noncompliant, we may be required to modify promotional materials, limit claims, conduct additional studies, issue corrective communications, pay fines or damages, defend litigation or investigations, suspend certain marketing activities, or conduct field / corrective actions, recalls, or withdraw product(s) from the market.
Our employees, distributors, agents, contractors, collaborators and other third parties acting on our behalf may engage in misconduct or other improper activities.
We are exposed to the risk that our employees, distributors, agents, contractors, collaborators and other third parties acting on our behalf may engage in misconduct, fraud, unauthorized activities or other improper conduct. Such conduct could include failures to comply with applicable healthcare, anti-corruption, competition, employment, environmental, privacy, reimbursement, fraud and abuse or other laws and regulations, including those governing the marketing, sale, labeling and promotion of healthcare products, interactions with healthcare professionals and government officials, reporting obligations, financial recordkeeping and disclosure requirements.
Because we operate internationally and rely on distributors, commercial partners and other third parties in multiple jurisdictions, including jurisdictions with heightened corruption or enforcement risk, we may face increased exposure to compliance-related risks. In addition, healthcare professionals and employees of public hospitals, universities or healthcare systems in many jurisdictions may be considered government officials for purposes of applicable anti-corruption laws.
We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010, and other anti-bribery and anti-corruption laws in the jurisdictions in which we operate. These laws generally prohibit the offering, promising, giving or authorization of improper payments or other benefits, directly or indirectly, to government officials or other parties in order to obtain or retain business or secure an improper advantage. The FCPA also imposes accounting, recordkeeping and internal controls requirements on public companies.

Although we maintain policies, contractual provisions and compliance procedures intended to promote compliance with applicable laws, including a code of conduct, anti-corruption policies and contractual compliance obligations applicable to certain third parties, we cannot assure you that these controls will be effective or that all employees and third parties acting on our behalf will comply with applicable laws and regulations at all times. We have provisions in our Code of Business Conduct and Ethics (the “Code of Ethics”), an anti-corruption policy, certain provisions in some of our agreements with third parties, including our collaborators and distributors, and certain controls and procedures in place that are designed to mitigate the risk of noncompliance with anti-corruption and anti-bribery laws. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks.
Any actual or alleged violation of applicable laws or regulations by us or by third parties acting on our behalf could result in investigations, audits, enforcement actions, significant administrative, civil or criminal penalties, damages, fines, disgorgement, reputational harm, operational restrictions, integrity oversight obligations, exclusion from participation in governmental healthcare programs or restrictions on our ability to commercialize products in one or more jurisdictions. Any such events could adversely affect our reputation, international expansion efforts, business, financial condition and results of operations.
Our operations involve environmental, health and safety risks.
Our operations and those of our third-party manufacturers, suppliers, warehousing providers, distributors, logistics providers and other business partners involve the use, storage, transportation, handling and disposal of hazardous substances, chemicals, biological materials and other regulated materials and are subject to environmental, occupational health and safety, chemical control and waste management laws and regulations in multiple jurisdictions. These laws and regulations govern, among other things, emissions, discharges, storage practices, packaging, labeling, worker health and safety, contamination, transportation and disposal activities.
Environmental, health and safety laws and regulations are becoming increasingly stringent and may impose substantial compliance costs, operational restrictions, remediation obligations, reporting requirements, permitting obligations and potential liabilities. Compliance with these requirements may require us and our third-party partners to incur significant costs relating to facilities, equipment, procedures, training, monitoring and recordkeeping.
We cannot eliminate the risk of accidental contamination, injury, exposure, release or other incidents involving hazardous materials or regulated substances. Such events may occur at our facilities or at facilities operated by our third-party manufacturers, suppliers, warehouse operators, transportation providers or other contractors, including during manufacturing, storage, transportation or disposal activities. We may have limited visibility into, or control over, the operations and compliance practices of these third parties.
Any failure by us or our third-party partners to comply with applicable environmental, health and safety requirements could result in governmental investigations, inspections, fines, penalties, remediation obligations, operational disruptions, recalls, supply interruptions, shipment delays, restrictions on the transportation or storage of products, reputational harm or other liabilities. In addition, contamination events, workplace accidents or environmental incidents involving our facilities or supply chain partners could result in litigation, regulatory enforcement actions, property damage, personal injury claims or interruptions to manufacturing and distribution activities.
If a clinical trial subject’s or research participant’s informed consent is challenged or proven invalid, unlawful or otherwise inadequate, our product development efforts may be hindered and we could become involved in legal challenges.
We seek to ensure that all data, biological samples and other research materials that we receive from collaborators, investigators, research institutions, clinical sites and other third parties have been collected from subjects or participants who have provided appropriate informed consent for purposes that extend to our development activities and that such data and samples are appropriately de-identified where required. However, requirements relating to informed consent, secondary use of clinical data and biospecimens and cross-border transfer of health-related data continue to evolve, and regulatory authorities or courts may adopt interpretations that restrict the use of previously collected data or samples.

Because we rely on collaborators and third parties to obtain, document and maintain appropriate consents and to comply with applicable local laws and ethical standards, we cannot assure you that all consents obtained will be valid or sufficient for our intended purposes. Any findings that informed consent was not properly obtained or that applicable legal, ethical or regulatory requirements were not satisfied could restrict our ability to use certain data or samples, delay development activities, result in litigation or regulatory scrutiny.
Any of the foregoing events could adversely affect our business, supply chain, financial condition, results of operations and future prospects.
Healthcare reform measures could adversely affect demand for our products and our commercial opportunities.
Healthcare reform efforts in the United States and internationally continue to evolve and may reduce reimbursement levels, impose pricing pressures, increase compliance obligations or otherwise adversely affect the demand for, or commercial viability of, our products. Governments, regulatory authorities and private payors in many jurisdictions continue to implement cost-containment measures and other reforms intended to control healthcare spending, improve quality of care and expand access to healthcare services.
In the United States, federal and state governments, CMS, private insurers and managed care organizations continue to review and assess the cost-effectiveness, coverage and reimbursement of healthcare products and services. Legislative and regulatory changes may affect coverage, reimbursement, pricing, utilization, coding, promotional practices or market access relating to healthcare products. We cannot predict the nature or impact of future healthcare reform initiatives, including future changes to the Affordable Care Act, Medicare, Medicaid or other governmental healthcare programs. Government authorities and private payors may also seek to impose additional pricing controls, reimbursement reductions, utilization management measures or documentation requirements applicable to healthcare products and services.
Outside the United States, many countries, including member states of the EU, the United Kingdom and Switzerland, maintain government-sponsored healthcare systems and centralized or quasi-centralized mechanisms for setting or influencing pricing, reimbursement and market access for healthcare products. In these jurisdictions, pricing and reimbursement approvals may be required before products can be commercialized broadly or achieve meaningful adoption, and governmental authorities may impose conditions, reimbursement caps, tender requirements, reference pricing systems or other restrictions that negatively affect pricing or utilization.
Healthcare reforms and cost-containment measures in the EU and the United Kingdom have included increased scrutiny of healthcare expenditures, efforts to reduce reimbursement levels, expanded pricing controls and greater emphasis on health economic outcomes and comparative effectiveness. In Switzerland, healthcare cost-containment initiatives and reimbursement reforms may similarly affect pricing, utilization and market access for healthcare products and services. Comparable measures have also been implemented or proposed in other jurisdictions in which we operate or may seek to commercialize our products in the future.
In addition, third-party payors may increasingly require evidence of clinical utility, cost-effectiveness and long-term economic benefit in order to support reimbursement decisions or coverage determinations. If our products fail to obtain or maintain adequate reimbursement, favorable coding or broad coverage from governmental healthcare programs, commercial insurers or other third-party payors, healthcare professionals and patients may not use our products, or may reduce utilization of our products, which could adversely affect our revenue and commercial prospects.
Healthcare reform measures and reimbursement restrictions may also increase our operational and compliance burdens, reduce the prices we may charge for our products, limit the commercial opportunities available to us or require us to make significant changes to our business practices. Any such developments could materially adversely affect our business, financial condition, results of operations and future prospects.

Risks Related to Intellectual Property, Data Privacy and Cybersecurity
If we are unable to obtain, maintain, defend or enforce adequate intellectual property protection, competitors may develop and commercialize products or technologies similar to ours.
Our success depends in part on our ability to obtain, maintain, defend and enforce patents and other forms of intellectual property rights, including trademarks and copyrights, as well as our ability to preserve our trade secrets and to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights.
Our ability to protect our products, methods and technology from unauthorized use by third parties depends on the extent to which valid and enforceable patents cover them or they are effectively protected as trade secrets. For information regarding our patent portfolio, please see “Business—Intellectual Property.”
The patent position of companies in our field is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the ownership, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There can be no assurance that our patent rights will not be invalidated or held to be unenforceable, will adequately protect our products, methods or technology or provide any competitive advantage, or that any of our pending or future patent applications will issue as valid and enforceable patents. Our ability to obtain and maintain patent protection for our methods and related products or technology is uncertain due to a number of factors, including that:
•	we may not have been the first to invent the technology covered by our pending patent applications or issued patents;
•	we may not be the first to file patent applications directed to our inventions, as patent applications in the United States and most other countries are confidential for a period of time after filing;
•	our methods and related products and technology may not be patentable;
•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
•	any or all of our pending patent applications may not result in issued patents;
•	third parties may own some or all rights to our intellectual property, and we may not have sufficient rights to such intellectual property to cover and protect our products, methods and technology;
•	others may independently develop identical, similar or alternative products, methods or technology;
•	others may design around our patent claims to produce competitive products, methods or technology that fall outside of the scope of our patents;
•	we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;
•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
•	any patents issued to us may not provide a basis for commercially viable products, methods or technology, may not provide any competitive advantages or may be successfully challenged by third parties;
•	a third party may challenge our patents in court and, upon such a challenge, a court may not hold that our patents are valid, enforceable and infringed;
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a third party may challenge our patents in various patent offices and, if challenged, we may be compelled to limit the scope of our pending, allowed or granted claims or lose some or all of the pending, allowed or granted claims altogether;

•	the patents of others could harm our business; and
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our competitors could conduct research and development activities in countries where we will not have enforceable patent rights and then use the information learned from such activities to develop competitive products, methods or technology for sale in our major commercial markets.

While we will endeavor to protect our products, methods and technology with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner or we may elect not to file patent applications for certain products, methods or technology and to instead rely on trade secret protection. For example, we have filed patent applications for Curodont® Protect in the United States, but no such patent applications have issued. With respect to the version of Curodont® Protect that is marketed outside the United States, we have elected to rely on trade secret protection and we have not filed for any patent protection for such product, and therefor we will be unable to rely on patent protection as a means for providing us with any competitive advantage for such product.
In addition, although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, we cannot guarantee that any patents will be issued from any of our pending or future patent applications. The standards applied by the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices in granting patents are not always applied uniformly or predictably. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. As such, we do not know the degree of future protection that we will have on our proprietary products, methods or technology. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.
Even if we have or obtain patents, we may still be barred from making, using and selling such products, methods or technology because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering products, methods or technology that are similar or identical to ours, which could materially affect our ability to successfully develop our methods or technology, or to successfully commercialize any products, methods or technology alone or with collaborators. Patent applications in the United States and elsewhere are generally published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications could have been filed by others without our knowledge. Additionally, pending claims in patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our products, methods or technology. These patent applications may predate patent applications filed by us. Furthermore, certain patent applications may remain confidential until a patent issues. It is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our products, methods or technology because patent searching is imperfect due to the delay between the filing of a patent application and its publication, differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of our products, methods or technology, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to third-party pre-issuance submissions of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings and equivalent proceedings in the U.S. and foreign jurisdictions (e.g., opposition proceedings) challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products, methods or technology and compete directly with us, including without payment to us, or result in our inability to manufacture or commercialize our products, methods or technology without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our right to obtain patents on our inventions or other features of patentability of our inventions. Such challenges may result in loss of patent rights, loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products, methods or technology, or limit the duration of the patent protection of our products, methods or technology. Such proceedings also may result in substantial cost and require significant time from our employees and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by the patents and patent applications we own is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technology.
In addition, third parties may be able to develop technology that is similar to, or better than, ours in a way that is not covered by the claims of our patents or may have blocking patents that could prevent us from marketing our products or practicing our own patented methods or technology. Moreover, patents have a limited lifespan. In the United States, the default term of a patent expires generally 20 years after it is filed. Thus, the term of a patent, and the protection it affords, is limited. Without patent protection for current or future products, methods or technology, we may face increased competition. Given the amount of time required for the development and testing, and regulatory review where necessary, patents protecting our technology might expire before or shortly after such technology is commercialized. At the same time, given the rapid pace of technological advancement and innovation in our industry, the time needed to obtain patents often renders the protection, once obtained, ineffective if the protected technology has become obsolete or widely adopted while the patent protection was pending or before a patent application was filed. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products, methods or technology similar or identical to that we or our collaborators may develop.
Moreover, certain of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to use or license their rights to other third parties, including our competitors, and our competitors could market competing products, methods or technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may in the future be involved in lawsuits to defend or enforce our patents and proprietary rights.
Competitors and other third parties may infringe, misappropriate or otherwise violate our patents and other intellectual property rights or the patents and other intellectual property rights of our collaborators. The enforcement of such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our owned patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned patents at risk of being invalidated, rendered unenforceable or interpreted narrowly in a way that renders them commercially immaterial. In addition, our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service sufficient to initiate a lawsuit or other proceeding to obtain relief.

If we were to initiate legal proceedings against any other third party to enforce a patent covering our technology, the defendant could assert that our patent is invalid or unenforceable or is not sufficiently broad to cover the third party’s products or technology. In patent litigation in the United States and Europe, defendants alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information or made a misleading statement. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to, our patents in such a way that they no longer cover our products, methods or technology. The outcome of proceedings involving assertions of invalidity, non-infringement and unenforceability, including during patent litigation, is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity, non-infringement or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology. Such a loss of patent protection could have a material adverse effect on our business. Our patents and other intellectual property rights also will not protect our products, methods or technology if competitors design around our protected products, methods or technology without infringing our patents or other intellectual property rights.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. There can be no assurance that we will have sufficient financial or other resources to file and pursue infringement claims, which typically last for years before they are concluded. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring and carrying out these activities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares and valuation. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds and could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.
We may in the future be subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain.
Our commercial success depends in part upon our ability to develop, manufacture, market and sell our products and use our proprietary methods and technology without infringing, misappropriating or otherwise violating the patents or other intellectual property or proprietary rights of third parties. Litigation relating to infringement, misappropriation or other violations of patents and other intellectual property rights in our industry is common, including patent infringement lawsuits, trade secret lawsuits, interferences, oppositions, inter partes review, post-grant review and reexamination proceedings before the USPTO, and corresponding international patent offices.
In the future, we may be subject to third-party claims and similar adversarial proceedings or litigation regarding any infringement, misappropriation or other violation by us of patent or other intellectual property rights of third parties. If any such claim or proceeding is brought against us, our collaborators or our third-party service providers, our development, manufacturing, marketing, sales and other commercialization activities could be similarly adversely affected. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of ownership, inventorship, infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against us are valid, enforceable and infringed, which could materially and adversely affect our ability to develop, manufacture, market, sell and commercialize any of our products, methods or technology. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe any third party’s patents or other intellectual property rights, and we are unsuccessful in demonstrating that such patents or other intellectual property are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, marketing, selling and commercializing our products, methods or technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, which would give our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to cease developing, manufacturing, marketing, selling and commercializing the infringing product, method or technology. Further, we may be required to redesign the product, method or technology in a non-infringing manner which may not be commercially, or at all, feasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.
The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. It is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we may be unable to develop, manufacture, market, sell and commercialize our products, methods or technology or perform research and development or other activities covered by these patents. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, many companies in intellectual property-dependent industries have employed intellectual property litigation as a means to gain an advantage over their competitors. Furthermore, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As our industry expands and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our products, methods and technology may be subject to intellectual property-related claims by third parties.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays or prohibit us from manufacturing, marketing, selling or otherwise commercializing our products, methods and technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares and valuation. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, results of operations, financial condition and future prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Obtaining and maintaining a patent portfolio entails significant expense, including application fees, attorneys’ fees, periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications, which must be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might have increased or greatly increased ability to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States will likely be less extensive than those in the United States, assuming rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions or using our intellectual property without authorization in all countries outside the United States, even in jurisdictions where we do pursue patent protection, or from selling or importing our technology in and into the United States or other jurisdictions.
We generally apply for patents in those countries where we intend to make, have made, use or offer for sale our products, methods and technology and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we may not seek protection in all countries where we will commercialize our products, methods and technology and we may not accurately predict all the countries where patent protection would ultimately be desirable or valuable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technology in jurisdictions where we do not pursue and obtain patent protection to develop their own products, methods or technology and may export otherwise infringing products, methods or technology to territories where we have patent protection, but where our ability to enforce our patent rights is not as strong as in the United States. These products, methods or technology may compete with technologies that we or our collaborators may develop, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.
In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to our industry. As a result, many companies have encountered significant difficulties in protecting and defending intellectual property rights in certain jurisdictions outside the United States. Such issues may make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation or other violation of our other intellectual property rights. For example, many other countries, including countries in the EU, have compulsory licensing laws under which a patent owner must grant licenses to third parties under certain conditions. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents and could limit our potential revenue opportunities and our ability to prevent wrongful competition using our intellectual property. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own.
Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, subject our patents to the risk of being invalidated or interpreted narrowly or rendered unenforceable, subject our patent applications to the risk of not issuing or provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant.
We may not be able to execute invention assignment agreements with our employees and consultants or protect the confidentiality of our trade secrets.
In addition to seeking patent protection for certain aspects of our technology, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information and/or use it in an unauthorized manner to our disadvantage, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. In addition, there is a risk of employees inadvertently inputting trade secret information into AI technologies, thereby enabling third parties to access such information. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed, used without authorization or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. As a result, we could lose our trade secrets and third parties could use our trade secrets to compete with our products, methods and technology.
Moreover, our competitors or other third parties may independently develop knowledge, methods and know-how equivalent to our trade secrets or seek to reverse-engineer our technology for which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.
We are also subject both in the United States and outside the United States to various regulatory schemes which mandate disclosures to governmental authorities and/or the public, which may include, in whole or in part, trade secrets or confidential commercial information. While we are likely to be notified in advance of any disclosure of such information and would likely object to such disclosure, there can be no assurance that our challenge to the request would be successful. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and future prospects.
We may in the future be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or other confidential information of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously employed at universities, research institutes or other companies in our industry, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Our inability to use such technologies or features would harm our business and may prevent us from successfully commercializing our products, methods and technology. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, methods or technology, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Additionally, disputes may arise with employees, consultants or others who develop or generate intellectual property for us in which they deny an obligation to assign the intellectual property to us. Such claims could have a material adverse effect on our business, results of operations, financial condition and future prospects. In addition, if the breadth or strength of protection provided by our owned patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future intellectual property rights.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic, cancelled or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a trademark of ours is not valid or is unenforceable, or may refuse to stop the other party from using the trademark at issue. We may not be able to protect our rights to these and other trademarks and trade names or may be forced to stop using these names, which we may need to build goodwill and name recognition with potential collaborators or customers in our markets of interest.
We have certain trademark applications pending in the United States and abroad, but there can be no assurance that these applications will be allowed and not opposed. Even if these applications proceed to registration, third parties may challenge our use or registration of these trademarks in the future. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, methods or technology, which could result in loss of brand recognition and could require us to devote substantial resources to advertising and marketing new brands. Other companies may be using trademarks that are similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, they may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Failure to maintain our trademark registrations, or to obtain new trademark registrations in the future, could limit our ability to protect our trademarks and impede our marketing efforts in the countries in which we operate. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell or otherwise provide our products or technology and subject us to possible litigation.
A portion of the products or technologies licensed, developed or distributed by us incorporate so-called “open source” software, and we may incorporate open source software into other products or technologies in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses may contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost, as well as other obligations. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our products or technologies that use particular open source software at no cost to the user, which could substantially help our competitors develop products or technologies that are similar to or better than ours and otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.
Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies.
Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products and technologies.
Changes in U.S. patent law could diminish the value of patents and impair our ability to protect our products, methods or technology.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we do could therefore be awarded a patent covering an invention we made even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications. However, circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application on inventions related to our products, methods or technology or (ii) invent any of the inventions claimed in our patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned patent applications and the enforcement or defense of our owned issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in our industry are particularly uncertain. Court rulings may narrow the scope of patent protection available and weaken the rights of patent owners in certain situations. For example, recent U.S. Supreme Court decisions have served to curtail the scope of subject matter eligible for patent protection in the United States, and many software patents have since been invalidated on the basis that they are directed to abstract ideas. Such events have created uncertainty with respect to the validity and enforceability of issued patents. Depending on future actions by the U.S. Congress, federal courts, and USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•	others may be able to develop products, methods or technology that are similar to ours but that are not protected by our intellectual property;
•	we might not have been the first to make the inventions covered by our patents;
•	we might not have been the first to file patent applications covering certain of our or their inventions;
•	we may not have rights to inventions, patent applications, patents and other intellectual property that we initially believe we have;
•
others, including inventors or developers of our owned patented technologies who may become involved with competitors, may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;
•	it is possible that there are prior public disclosures, or other issues such as incorrect designations of inventorship, that could invalidate our issued patents;

•
issued patents for which we have rights may not provide us with any competitive advantage and may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•
our competitors might conduct research and development activities in countries where we do not have patent rights or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products, methods and technology in our commercial markets;

•	we may not develop additional proprietary technologies that are patentable;
•	the patents or pending or future applications of third parties, if issued, may harm our business; and
•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, results of operations, financial condition and future prospects.
We may experience security or data privacy breaches, other unauthorized or improper access or denial of access.
As part of our business activities, we and our third-party providers and distributors on our behalf, collect and use a variety of personal data related to different data subjects (e.g., customers, employees, representatives, etc.), such as identity data (including first and last names, job description and GDC number (for U.K. residents only)) and contact data (including email address and phone number). In addition, in connection with the performance of our contractual obligations and upon request from our customers and collaborators, we may access additional data, such as data available in the accounts of customers for support operations or data provided for research and development projects. We rely on third-party vendors and service providers to support various aspects of our business operations. However, these third parties may pose risks related to data security, compliance, and contractual obligations. A breach or failure by a third party to adequately protect our data could have adverse consequences for our business and reputation. Any failure to prevent or mitigate security incidents or improper access to, use, disclosure or other misappropriation of our data or customers’ personal data or the inability to rightfully access any such data could result in significant liability under state (e.g., state breach notification and privacy laws such as the California Consumer Privacy Act (the “CCPA”)), federal (e.g., the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)) and international laws (e.g., the General Data Protection Regulation (the “GDPR”)).The landscape of the laws regulating personal data is constantly evolving, and compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future. We may be subject to fines, penalties or private actions in the event of noncompliance with such laws. Such incidents may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and customers of our products, methods and technology and potentially disrupt our business.
Unauthorized disclosure of sensitive or confidential customer, patient or employee data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties (including through the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security incident resulted in a loss of or damage to our, our business partners’, or our customers’ and patients’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our products, methods or technology could be delayed.

As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, including by computer hackers, foreign governments and cyber terrorists, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data, and these risks apply both to us (including via our corporate systems and any employees that may be working remotely) and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until after a launch against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent AI capabilities improve and are increasingly adopted, they may be used by threat actors to identify vulnerabilities and design increasingly sophisticated cybersecurity attacks. Cybersecurity and privacy vulnerabilities may also be introduced from the use of AI by us, our customers, suppliers and other business partners and third-party providers. We have and may in the future experience security incidents. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. While no security incidents in the past have had a material adverse effect on our business, results of operations, financial condition and future prospects, we cannot predict the impact of any such future events. Further, although we are obligated under certain laws and regulations to ensure that our systems and servers and those of our service providers remain compliant with the relevant legal requirements with respect to data privacy and security, we do not have any control over the operations of the facilities or technology of such providers, including any third-party vendors that collect, process and store personal data on our behalf. Moreover, despite our efforts and the ever-changing threat landscape, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyberattacks or security breaches that could adversely affect our business. Our systems and servers and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect, including via supply chain attacks. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties. We may need to expend significant resources and make significant capital investments to protect against security breaches or to mitigate the impact of any such breaches and any cybersecurity insurance that we may have in place may not cover such expenses. In addition, to the extent that our systems and servers and those of our service providers experience security breaches that result in the unauthorized or improper use of confidential data, employee data or personal data, we may not be indemnified for any losses resulting from such breaches. There can be no assurance that we or our third-party providers will be successful in preventing cyberattacks or successfully mitigating their effects. If we are unable to prevent or mitigate the impact of such security breaches, our ability to attract and retain new customers, patients and other collaborators could be harmed as they may be reluctant to entrust their data to us, and we could be exposed to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, and such events could be deemed breaches of our contractual obligations, all of which could result in significant legal and financial exposure and reputational damages and lead to a potential disruption to our business or other adverse consequences.
We are subject to stringent and often changing and unsettled privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security.
We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage, use and other processing of personally identifying information or personal data, which among other things, impose certain requirements relating to the privacy, security, transmission and other processing of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
There are numerous U.S. federal and state laws and regulations relating to privacy and security of personal information, including regulations promulgated pursuant to HIPAA, which limits the use and disclosure of protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.
Additionally, the CCPA grants comprehensive rights to consumers with respect to data privacy in California. The CCPA includes certain transparency and other requirements to protect personal data and grants California consumers with certain rights regarding their personal data. In addition, California consumers have the right to bring a private right of action in connection with data security incidents involving certain elements of personal data. The CCPA also established the California Privacy Protection Agency to oversee and enforce these requirements.
Numerous states have enacted privacy laws similar to but distinct from the CCPA that have gone or are going into effect, which creates a patchwork of overlapping but different state laws. Health-specific consumer privacy laws have also been passed in multiple states, including Washington and Nevada. These laws and regulations are constantly evolving and may impose limitations on our business. In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly.
We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.
Outside of the United States, certain foreign jurisdictions, including the European Union, have adopted onerous laws and regulations relating to data protection and cybersecurity, including the GDPR, which imposes obligations on companies that process personal information from individuals located in the European Economic Area (the “EEA”). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal information. The GDPR allows the imposition of substantial penalties in the event of noncompliance, including fines of up to €20 million or up to 4% of total worldwide annual turnover of the preceding fiscal year, whichever is greater. The GDPR also confers a private right of action on data subjects and representative bodies/associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. While we have taken steps to support compliance with GDPR requirements, due to a high volume of requirements and related supportive documentation that we are obliged to maintain, we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpreting the GDPR.
The GDPR also imposes a broad range of strict requirements on companies with respect to cross-border transfers of personal data out of the EEA, including to the United States. In July 2023, the European Commission adopted an adequacy decision in relation to the new EU-U.S. Data Privacy Framework (the “DPF”) rendering the DPF effective as a GDPR transfer mechanism for personal data transferred from the EEA to the United States by U.S. entities self-certified under the DPF. However, the DPF adequacy decisions do not foreclose, and have faced and are likely to continue to face, legal challenges, and the ongoing legal uncertainty with respect to international data transfers may increase our costs and impair our ability to efficiently process personal data from the EEA. Other data transfer mechanisms such as the Standard Contractual Clauses approved by the European Commission have faced challenges in European courts, may require additional risk analysis and supplemental measures to be used, and may be challenged, suspended or revoked. In addition, the GDPR also provides that EU Member States may partially deviate from the GDPR and impose different obligations from country to country, meaning that we do not operate in a uniform legal landscape in the EU.
Following the United Kingdom’s departure from the EU, the United Kingdom implemented substantively equivalent provisions to the GDPR. Fines for noncompliance with the U.K. GDPR can amount to up to £17.5 million or 4% of annual global revenue, whichever is greater. However, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. For example, the U.K. government has passed the Data (Use and Access) Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026), to reform the U.K. data protection regime. This Data (Use and Access) Act 2025 deviates further from EU data protection regimes than its predecessor law. The United Kingdom’s evolving regulatory landscape and further divergence from the EU framework may lead to additional compliance, legal risk, complexity, costs and overall risk to our handling of personal data, and may require us to adapt our privacy and data security compliance programs to account for increasing legal and regulatory divergence between the United Kingdom and the EU. Coupled with the existing flexibility under the GDPR that allows EU Member States to implement national derogations and apply varying interpretations through their respective authorities, we are exposed to many overlapping but increasingly divergent regimes. With respect to transfers of personal data from the EEA to the United Kingdom, the European Commission has published a decision finding that the United Kingdom ensures an adequate level of data protection. In December 2025, the European Commission adopted a decision to extend the term of the U.K. adequacy decision for six years until December 2031. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.
In Switzerland, where we are headquartered, our processing activities are governed by the revised Federal Act on Data Protection (Datenschutzgesetz or the “revFADP”), which entered into force on September 1, 2023, and aligns Swiss data protection requirements more closely with the GDPR. The revFADP is enforced by the Swiss Federal Data Protection and Information Commissioner (“FDPIC”), who may initiate investigations and recommend corrective measures. Violations of certain revFADP provisions may result in substantial criminal fines on the responsible data controller or processor.
It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with federal, state and international laws regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure by us or our third-party processors to comply with data protection and privacy laws could result in significant government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects. See “Business—Government Regulation—Data Privacy.”
Any failure to comply with our privacy policies could result in significant liability or reputational harm.
We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our internet platform and press statements. These statements may be subject to heightened scrutiny by regulators, consumer protection authorities and other third parties. Although we endeavor to comply with our public statements and documentation, we may be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unlawful, unfair or misrepresentative of our actual practices. Such actions may include investigations, enforcement proceedings, fines, penalties, consent decrees or other remedial measures. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products, methods or technology and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for noncompliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products, methods or technology, or our processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use and reuse, retention, security, disclosure, transfer and other processing of personal information or other privacy-related or security-related matters, even if unfounded, could damage our reputation and adversely affect our business, financial condition, results of operations and future prospects.
We or our service providers may experience significant disruptions in our or their information technology systems.
We depend on our information technology systems, some of which are provided and/or managed by third parties, for the efficient functioning of our business, including the distribution of our products as well as for accounting, data storage, compliance, purchasing and inventory management, and our continued growth is dependent on our ability to adapt and upgrade our information technology systems without suffering significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. Our information technology systems may fail and are vulnerable to breakdown, breach, interruption or damage from computer viruses, ransomware or other malware, attacks by computer hackers, including sophisticated nation-state and nation-state-supported actors, employee error or malfeasance, theft or misuse, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other adverse events. We could also experience a cybersecurity incident or other security failure, including an inadvertent disclosure of information or unauthorized access to our systems by a third party, which could disrupt our operations, corrupt data or result in the unauthorized access to, disclosure of or loss of confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. Any prolonged or material disruption could impair our ability to meet contractual obligations and may result in financial penalties, loss of customers or reputational harm. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. We believe that our subcontractors and vendors take precautionary measures to prevent problems that could affect our business operations as a result of failure or disruption to their information systems. However, despite our process for conducting due diligence on and contractually requiring security and privacy measures from our material, data-handling subcontractors and vendors, there is no guarantee such efforts will be successful in preventing a disruption, and it is possible that we may be impacted by third-party information-system failures. The occurrence of any information-system failures with our vendors could result in interruptions, delays, loss or corruption of data and cessations or interruptions in the availability of these systems. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, results of operations, financial condition and future prospects.
Our uses of artificial intelligence, machine learning technologies and AI-enabled clinical workflows pose operational, regulatory, legal and reputational risks.
We use and intend to expand our use of AI, generative AI and ML technologies across various aspects of our business, including research and development, scientific and clinical analysis (including using AI-enabled diagnostic solutions), data analytics, customer engagement (such as our AI-managed call centers), marketing, administrative functions and operational support activities. We also expect that dental professionals and other users of our Curodont® products may increasingly use AI-enabled software tools, including diagnostic imaging, cavity detection, cavities assessment, clinical decision support and treatment planning technologies, in conjunction with our products as part of clinical workflows. Any failure, disruption or degradation of AI-enabled systems, whether used internally or by third parties in connection with our products, could adversely affect our business, results of operations, financial condition and future prospects.
The use of AI and ML technologies, whether by us internally or by third parties in connection with our products, presents significant and evolving operational, legal, regulatory and reputational risks and no assurance can be provided that the usage of such AI tools, solutions and technologies will enhance our network or help our operations become more effective, efficient or profitable. AI systems are highly dependent on the design, integrity and quality of the underlying models and data inputs and may produce inaccurate, incomplete, misleading, biased or otherwise flawed outputs or recommendations. Such technologies and tools may also be adversely impacted by unforeseen defects, technical challenges, data breaches, cybersecurity threats or material performance issues. Any such disruptions could interrupt business processes or lead to system downtime or reduced service availability. In the dental context, AI-enabled diagnostic or treatment planning tools used by dental professionals may incorrectly identify, fail to identify or inaccurately assess cavities, treatment progression, remineralization outcomes or patient conditions. Such errors could contribute to delayed treatment, unnecessary procedures, improper treatment decisions, patient dissatisfaction, adverse clinical outcomes or professional liability claims. Although we do not currently market our products as AI-enabled medical devices and do not control the AI systems used by dental professionals in conjunction with our products, our products could nevertheless become associated with inaccurate or controversial AI-assisted clinical outcomes, which could negatively affect market acceptance, customer trust and our reputation.
Our use of AI could become subject to heightened regulatory scrutiny or additional regulatory obligations. Regulatory authorities globally are increasingly focused on the development, validation, transparency, governance and use of AI systems, particularly in healthcare, medical device and clinical decision-making contexts. Existing and emerging laws and regulations, including the EU Artificial Intelligence Act, GDPR, U.K. GDPR and evolving FDA guidance relating to AI-enabled medical technologies and software, may impose additional obligations, restrictions, testing, monitoring, transparency, documentation, human oversight, cybersecurity, post-market surveillance or reporting requirements on our operations or in connection with our development and marketing of future products. Compliance with such requirements could require significant additional investment and could delay, limit or prevent the development, deployment or commercialization of AI-related capabilities.
The technologies underlying AI and generative AI are rapidly evolving and remain relatively novel in many applications. Generative AI tools may create inaccurate, fabricated, misleading or noncompliant outputs or recommendations that could adversely affect our business operations, communications, scientific activities or customer interactions. If outputs generated or assisted by AI are, or are perceived to be, deficient, unreliable, discriminatory, unethical or otherwise flawed, our reputation and competitive position could be harmed, and we could be exposed to substantial liability.
The use of AI and ML technologies also presents significant data privacy, cybersecurity and intellectual property risks. AI tools may process large volumes of proprietary, sensitive or personal information, including potentially health-related information, and may create risks relating to unauthorized disclosure, misuse, data leakage or cybersecurity incidents. Cybersecurity incidents involving AI systems, including unauthorized access, could disrupt operations or compromise the integrity and availability of systems and data. If our employees, contractors or third-party service providers use third-party AI tools inappropriately or outside approved governance frameworks, confidential information, trade secrets or proprietary data could be exposed or incorporated into external systems in ways that impair our ability to protect or enforce our intellectual property or contractual rights. AI technologies may also incorporate or generate content that infringes, misappropriates or otherwise violates third-party intellectual property or other rights. To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI tools employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-powered tools may not be subject to copyright or other intellectual property law protection, which may adversely affect our ability to enforce the intellectual property rights in such content. In addition, the use of AI by other companies has resulted in, and our use of AI may in the future result in, data breaches and cybersecurity incidents that implicate the personal information of users of AI powered tools. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights.
Governance and oversight challenges may also increase as AI adoption expands across our operations and among third parties with whom we interact. Employees, collaborators, distributors or service providers may use AI tools in ways that are inconsistent with our policies, applicable laws, contractual restrictions, scientific standards or ethical expectations. Such uses may expose us to substantial liability and reputational harm. We may not be able to adequately monitor, control or prevent all such uses. Inadequate governance or oversight could also lead to inconsistent system performance or operational disruptions across different parts of our business.
In addition, public and regulatory scrutiny concerning the ethical use of AI, automated decision-making and the use of AI in healthcare continues to increase. Even if our use of AI complies with applicable laws and internal policies, customers, regulators, patients, healthcare professionals or other stakeholders may object to or criticize our use of AI technologies or perceive such use as insufficiently transparent, reliable or ethical. Any such concerns, whether valid or not, could result in reputational harm, reduced adoption of our products, increased litigation or regulatory exposure and loss of customer trust.
Because AI technologies, regulatory frameworks and market expectations continue to evolve rapidly, it is not possible to predict all of the operational, legal, technological, regulatory, commercial and reputational risks that may arise from our current or future use of AI or from the use of AI-enabled technologies together with our products. Any failure to effectively manage these risks could adversely affect our business, results of operations, financial condition and future prospects.
Risks Related to Our Financial Position and Capital Requirements
We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.
We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025 and 2024, we reported net losses of $27.8 million, $32.1 million, $56.4 million and $34.7 million, respectively. As of June 30, 2026, we had an accumulated deficit of $256.3 million.
We expect to continue to incur significant operating expenses and net losses for the foreseeable future as we continue to invest in the development, commercialization and expansion of our dental products and business. In particular, we expect to continue to devote substantial resources to:
•	research and development activities, including the enhancement of existing products and development of new dental treatment technologies and applications;
•	sales and marketing activities to expand awareness, adoption and utilization of our products among dentists, DSOs, distributors and other commercial partners;
•	clinical, scientific and educational initiatives designed to support broader adoption of our products and treatment protocols;
•	expansion of our operational, manufacturing, quality and regulatory infrastructure;
•	obtaining and maintaining regulatory clearances, approvals, certifications and reimbursement support;
•	protecting and expanding our intellectual property portfolio; and
•	hiring additional personnel.
We also expect to incur significant expenses associated with operating as a public company, including expenses related to legal, accounting, compliance, investor relations and other administrative matters.
Our historical operating results should not be considered indicative of future performance. Our net losses and operating expenses may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, including the timing and magnitude of research and development expenses, commercialization activities, regulatory milestones, inventory purchases, manufacturing costs, clinical and regulatory activities, foreign exchange fluctuations and the timing of revenue recognition. As a result, period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of future performance.
Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We may continue to generate losses and negative cash flows as we expand our business and invest in future growth initiatives. If our revenue growth does not meet our expectations, or if our expenses increase more rapidly than anticipated, we may be unable to achieve or maintain profitability. Failure to achieve or sustain profitability could adversely affect our business, financial condition, results of operations and prospects, reduce the value of our ordinary shares and impair our ability to raise additional capital, execute our growth strategy, develop additional products and continue our operations. In such event, investors could lose all or part of their investment.
We may need to raise additional capital in the future.
Since our inception, we have used substantial amounts of cash. The research and development process as well as selling and marketing efforts are capital-intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop, commercialize and market additional features and applications of our products. In addition, we may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:
•	fund research and development efforts of our products;
•	increase our sales and marketing efforts to drive market awareness and adoption of our products and to address competitive developments;
•	acquire, license or invest in complementary technologies and products;
•	acquire or invest in complementary businesses or assets; and
•	finance capital expenditures and general and administrative expenses.
Our present and future funding requirements will depend on many factors, including:
•	our ability to achieve revenue growth;
•	our ability to secure any required regulatory clearance or approval for additional products, applications and markets;
•	our rate of progress in, and cost of the sales and marketing activities associated with, maintaining and expanding the adoption of products;
•	the cost of expanding our research and development, manufacturing and laboratory operations and product offerings;
•
the rate of progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors by us with respect to our products;

•	our rate of progress in, and cost of research and development activities associated with, early research and development efforts;
•	the effect of competing technological and market developments;
•	market acceptance and adoption of our products;
•	costs related to international expansion; and
•	the potential cost of, and delays in, product development as a result of regulatory oversight.
We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization and growth efforts.
We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, technology and products or we may be required to grant licenses for our intellectual property, technology and products on unfavorable terms.
Our ability to continue as a going concern may depend on our ability to raise additional capital, increase revenue and manage expenses. If our auditor expresses doubt about our ability to continue as a going concern, or if investors perceive that our liquidity is insufficient to support our operating plan, the market price of our Class A ordinary shares could be adversely affected.
We have substantial indebtedness and may incur additional indebtedness in the future.
As of June 30, 2026, we had $84.2 million of total loans. In addition, we may incur additional indebtedness in the future, including in connection with working capital needs, capital expenditures, acquisitions, strategic initiatives or general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
Our level of indebtedness could have significant consequences for our business and investors, including by:
•
requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal, interest and other amounts payable under our indebtedness, thereby reducing the funds available for working capital, capital expenditures, research and development, commercial activities and other general corporate purposes;

•
increasing our vulnerability to adverse general economic, industry and competitive conditions, including periods of rising interest rates, inflation, reduced consumer spending or constrained capital markets;

•	exposing us to interest rate risk to the extent any of our indebtedness bears interest at variable rates;
•	limiting our flexibility in planning for, or reacting to, changes in our business, industry and market conditions;
•	restricting our ability to pursue strategic acquisitions, investments, partnerships, joint ventures or other business opportunities;
•	impairing our ability to obtain additional financing on acceptable terms or at all;
•	placing us at a competitive disadvantage relative to competitors with less indebtedness or greater access to capital;
•
increasing the likelihood of a downgrade, withdrawal or other adverse action with respect to any credit ratings we may obtain in the future, which could increase our borrowing costs, limit our access to capital markets and adversely affect investor confidence; and

•	increasing the risk that we may be unable to satisfy our obligations under our indebtedness when due.

Our ability to make scheduled payments on, service, refinance or repay our indebtedness depends on our future operating performance, cash flows and financial condition, which are subject to prevailing economic, competitive, legislative, regulatory and other factors, many of which are beyond our control. We may be unable to maintain sufficient cash flows from operations or otherwise obtain adequate liquidity to meet our debt service obligations.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity constraints and may be forced to reduce or delay investments, capital expenditures, strategic initiatives or other business activities. We also may be required to sell assets, seek additional debt or equity financing, restructure or refinance our indebtedness or pursue other financing alternatives. Any such measures may not be available on commercially reasonable terms or at all. In addition, the agreements governing our indebtedness may contain, and future financing arrangements may contain, affirmative and negative covenants that restrict our ability to take certain actions, including incurring additional indebtedness, granting liens, making investments, disposing of assets, engaging in mergers or acquisitions, making restricted payments, including dividends or share repurchases, or entering into certain transactions with affiliates. These restrictions could limit our operational and strategic flexibility and impair our ability to respond to changing business and market conditions.
Our indebtedness agreements may also restrict our ability to dispose of assets and may limit the use of proceeds from any such dispositions. As a result, we may not be able to consummate asset sales at favorable valuations, in a timely manner or at all, and any proceeds received may be insufficient to satisfy our debt service obligations.
If we breach any covenants or otherwise default under our indebtedness, the applicable lenders could, subject to any applicable grace periods, declare all outstanding amounts immediately due and payable, terminate commitments to extend further credit and exercise other remedies available to them. Certain of our indebtedness may also contain cross-default or cross-acceleration provisions that could result in other indebtedness becoming immediately due and payable. Any such event could materially adversely affect our liquidity, financial condition, results of operations and ability to continue as a going concern.
Furthermore, if we require additional capital in the future, there can be no assurance that we will be able to obtain such financing on commercially reasonable terms or at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on acceptable terms or at all, could materially adversely affect our business, financial condition, results of operations and future prospects.
We may be required to recognize impairment charges for our goodwill and other intangible assets.
As of June 30, 2026, the net carrying value of our goodwill and intangible assets totaled $42.2 million. Goodwill represents the excess of the purchase price paid over the estimated fair value of the identifiable net assets acquired in a business combination. Under GAAP, goodwill is not amortized but is instead required to be tested for impairment at least annually and more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. Certain of our other intangible assets may also be required to be tested for impairment upon the occurrence of triggering events.
Our goodwill impairment analysis requires significant judgments, estimates and assumptions, including with respect to the identification and valuation of reporting units, estimated future cash flows, long-term growth rates, profitability, discount rates, market multiples and other assumptions used to estimate the fair value of our reporting units and intangible assets. We perform quantitative impairment testing using valuation methodologies that may include discounted cash flow analyses and other market-based approaches. Changes in these assumptions or the occurrence of adverse events could result in impairment charges.

Events and circumstances that could result in impairment include, among other things:
•	adverse changes in macroeconomic conditions, including inflation, rising interest rates, recessionary pressures or constrained capital markets;
•	deterioration in industry conditions or competitive dynamics;
•	lower-than-expected revenue growth, profitability or cash flows;
•	significant declines in the market price of our ordinary shares or sustained decreases in our market capitalization;
•	changes in the regulatory, reimbursement or legal environment in markets in which we operate;
•	loss of significant customers, distributors, strategic partners or key personnel;
•	delays, failures or setbacks relating to product commercialization, regulatory approvals, product development or clinical activities;
•	changes in our business strategy, operating structure, reporting units or the manner in which assets are utilized;
•	decisions to divest, dispose of or restructure businesses or operations;
•	increases in discount rates or reductions in projected long-term growth rates used in valuation models; and
•	other adverse developments affecting our business, operations or financial performance.
If the estimated fair value of a reporting unit or intangible asset declines below its carrying value, we may be required to record a non-cash impairment charge. Any such impairment charge could be material and could adversely affect our results of operations, net income, shareholders’ equity, financial condition and the trading price of our ordinary shares. Impairment charges may also cause us to fail to meet the expectations of investors, securities analysts or lenders and could negatively affect our ability to obtain financing on acceptable terms or comply with covenants under existing or future indebtedness arrangements.
We may not be able to utilize our loss carryforwards, deferred interest deductions and other tax attributes.
We have significant carried forward losses, deferred interest expense and other similar tax attributes, most of which are currently unrecognized within our consolidated financial statements, that arise under the tax laws of the jurisdictions in which we operate. It is possible that we will not generate sufficient taxable income in those jurisdictions or otherwise will be unable to fully utilize these losses, deferred interest expense and other tax attributes. In addition, the utilization of our tax attributes to reduce our taxable income may be subject to limitations under the applicable laws of the jurisdictions in which we operate.
For each accounting reporting period, we assess the likelihood of our carried forward losses, deferred interest expense and other similar tax attributes offsetting future taxable income. We only recognize such attributes as assets on our consolidated balance sheet if there is sufficient likelihood that these tax attributes will be utilized by us in the foreseeable future. The assessment of the recoverability of carried forward losses, deferred interest expense and other similar tax attributes, and therefore the level of deferred tax asset recognition, requires us to exercise judgment based on facts and estimates that may change over time. Accordingly, the value of tax attributes recognized on our consolidated balance sheet for any fiscal period may change over time and may not be indicative of the actual amount of tax attributes that we will be able to utilize in future periods to offset our taxable income. Any limitation on the use of, or the changes to, our tax assets to offset taxable income, including as a result of changes in applicable tax laws or our ownership changes, could result in increased tax liabilities and, as such, could adversely affect our business, financial condition, results of operations and future prospects.

We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.
We are subject to complex tax laws and regulations of multiple jurisdictions in which we operate, which are subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculations’ methodologies, including the classification of our revenues, the pricing of our intercompany transactions or the determinations of the jurisdictions to which profits are attributed. For example, a tax authority could challenge whether our supplies are taxable or exempt for VAT purposes, or could challenge our input VAT recovery methodology. We, including certain of our material subsidiaries, may from time to time be subject to tax audits and other similar proceedings with tax authorities in a number of jurisdictions. In certain cases, the applicable tax authority may challenge one or more tax positions that we have taken. We intend to resolve each of these audits in an efficient manner, including, where appropriate, through arbitration and/or court proceedings. These audits and other similar proceedings, when resolved, could result in additional taxes, including interest and penalties, which could, in turn, adversely affect our business, financial condition, results of operations and future prospects.
Furthermore, our effective tax rate could materially increase as a result of changes in tax law, tax treaties or the interpretation thereof, such as those introducing a tax for credit institutions with liabilities above certain thresholds. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, VAT, other indirect taxes and employment taxes) in any jurisdiction as a result of a growth of our business.
In sum, any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits or changes to our taxation as a result of any expansion or modification of our network, operations or corporate structure, could adversely affect our business, financial condition, results of operations and future prospects.
We are subject to risks related to taxation in multiple jurisdictions.
We are subject to income and other taxes in Switzerland and in the various jurisdictions in which we operate, including the United States, the United Kingdom and certain member states of the EU. Our tax obligations are based on the application of complex and evolving tax laws, regulations and guidance, and are subject to interpretation by the relevant tax authorities. The standard effective corporate income tax rates applicable to us in Switzerland, including in the Canton of Zug, may change from time to time. In addition, tax laws, treaties, regulations and administrative practices in the jurisdictions in which we operate may be modified, amended or applied in a manner that is adverse to us.
Global tax reform initiatives continue to evolve rapidly. In particular, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), including the implementation of the two-pillar global tax framework, has resulted in significant proposed and enacted changes to international tax rules. Pillar Two establishes a global minimum effective corporate tax rate of 15% for certain multinational enterprise groups and has been implemented, or is in the process of being implemented, in numerous jurisdictions, including Switzerland, EU member states and the United Kingdom. These rules are complex, continue to evolve and may be subject to differing interpretations by tax authorities across jurisdictions. The adoption, amendment or interpretation of these rules could increase our effective tax rate, result in additional cash tax liabilities, increase our administrative and compliance burdens and require changes to our business operations, legal entity structure, financing arrangements, transfer pricing policies or intercompany arrangements.
In addition, tax authorities around the world have increased their scrutiny of multinational businesses, particularly with respect to transfer pricing, the allocation of income among jurisdictions, the use and ownership of intellectual property, withholding taxes, cross-border financing arrangements, permanent establishment exposure and the pricing of intercompany transactions. In particular, tax authorities may challenge the manner in which we allocate profits among jurisdictions in which we operate, including with respect to intangible assets and the associated DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions. Such challenges could result in additional taxes, interest, penalties, double taxation, adjustments to previously filed tax returns or other adverse tax consequences.
The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations for which the ultimate tax determination is uncertain. We are regularly subject to tax audits, examinations and assessments in various jurisdictions. The outcome of any such audits or disputes could differ materially from our expectations and could materially adversely affect our financial condition, results of operations and cash flows.
Furthermore, future changes in tax laws or policies, including changes relating to the taxation of cross-border income, research and development incentives, deductions, tax credits, interest deductibility, digital services taxes, tariffs, indirect taxes or withholding taxes, could increase our tax liabilities or otherwise adversely affect our business, financial condition and operating results. Any failure to comply with applicable tax laws and reporting obligations could also result in substantial penalties, reputational harm and additional costs.
We may be or become a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ordinary shares.
In general, we will be a PFIC for any taxable year in which, after the application of certain “look through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.
Based on the expected market price of our Class A ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2026 taxable year or in the foreseeable future. Even if we determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2026 or any future taxable year is uncertain. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion regarding our PFIC status in 2026 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid mark-to-market election or QEF election, as described below.
If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, the U.S. Holder may be subject to adverse tax consequences (even if we cease to be a PFIC in subsequent taxable years), including an increased tax liability on dispositions of our Class A ordinary shares or receipt of certain distributions, as well as additional reporting requirements. For a more detailed discussion of the tax consequences of a PFIC classification to U.S. Holders, see the section of this prospectus titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Exchange rate fluctuations may adversely affect our results of operations and financial condition.
Our reporting currency is the U.S. dollar. However, the functional currencies of our subsidiaries are generally the currencies of the primary economic environments in which they operate. As a result, a significant portion of our revenue, operating expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, including the Swiss franc, Euro and British pound sterling. Accordingly, our consolidated financial statements are affected by fluctuations in exchange rates between the U.S. dollar and the functional currencies of our subsidiaries.
Transactions denominated in currencies other than a subsidiary’s functional currency are remeasured into the applicable functional currency using exchange rates in effect on the transaction dates, and monetary assets and liabilities denominated in nonfunctional currencies are remeasured at period-end exchange rates. Gains and losses arising from such remeasurement are recorded in our consolidated statements of operations and comprehensive loss and may result in significant foreign exchange gains or losses from period to period.
In addition, for subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollars at exchange rates in effect as of the applicable balance sheet date, while revenues and expenses are translated at average exchange rates during the applicable reporting period. As a result, changes in exchange rates affect the U.S. dollar value of our revenues, expenses, assets, liabilities and equity as reflected in our consolidated financial statements. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within equity. Accordingly, fluctuations in foreign currency exchange rates could cause our reported results to differ significantly from period to period and could adversely affect the comparability of our financial results.
Exchange rates are subject to significant volatility and are affected by numerous factors outside of our control, including inflation, interest rate changes, monetary policies, trade restrictions, tariffs, geopolitical tensions, political instability, banking and financial market disruptions, sovereign debt concerns, changes in capital controls and general economic and market conditions. In particular, continued global macroeconomic uncertainty and volatility in the financial markets may result in significant fluctuations in the value of the U.S. dollar relative to the currencies in which we conduct business.
An increase in the value of the U.S. dollar relative to foreign currencies could reduce the U.S. dollar value of our foreign-currency-denominated revenues and assets, while a decrease in the value of the U.S. dollar could increase the U.S. dollar value of our foreign-currency-denominated expenses and liabilities. Currency fluctuations may also affect the pricing of our products and services, the competitiveness of our offerings in international markets, the value of intercompany transactions and the costs of operating our international business.
We currently do not maintain a comprehensive foreign currency hedging program to mitigate our exposure to exchange rate fluctuations. Although we may enter into hedging arrangements in the future, any such arrangements may not adequately offset our foreign currency exposure and may themselves expose us to additional risks, including counterparty, liquidity and operational risks. As a result, exchange rate fluctuations may materially adversely affect our business, financial condition, results of operations and future prospects.
Risks Related to Our Class A Ordinary Shares and the Offering
The dual class structure of our shares and the existing ownership of Class B voting rights shares by our Founders have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.
While upon the completion of this offering each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares, which are the shares being offered in this offering, have a par value of CHF 0.006 and Class B voting rights shares have a par value of CHF 0.0006. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, our Founders, who, directly or indirectly, are our only Class B shareholders,

will hold approximately    % of total combined voting power of our outstanding shares following the completion of this offering (assuming no exercise of the underwriters’ over-allotment option). In addition, entitlements to dividends and other distributions are also calculated based on par value. As a result of our dual class ownership structure, our Founders will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors and mergers, and indirectly over acquisitions, asset sales and other significant corporate transactions. Further, our Founders will own shares representing approximately    % of the economic interest of our outstanding shares following this offering and, together with our other executive officers, directors and their affiliates, will own shares representing approximately   % of the economic interest and  % of total combined voting power of our outstanding shares following this offering (in each case, assuming no exercise of the underwriters’ over-allotment option). Because of the ten-to-one voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will control a majority of the total combined voting power of our outstanding shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent the majority of the total voting power of our shares represented at such general meeting. In addition, the Founders entered into a shareholders’ agreement giving them a right of first refusal to purchase Class B voting rights shares that are proposed to be sold or transferred by the other Founder, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our Founders will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting rights shares may cause us, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to you, are contrary to your expectations or may not be aligned with your interests. This control may materially adversely affect the market price of our Class A ordinary shares. See “Description of Share Capital and Articles of Association—Share Capital—Share Class Structure” and “Description of Share Capital and Articles of Association—Shareholders’ Agreement.”
Our dual class structure may depress the trading price of our Class A ordinary shares.
Our dual class structure may result in a lower or more volatile market price of our Class A ordinary shares, adverse publicity or other adverse consequences. Certain investors, institutional shareholders, proxy advisory firms and corporate governance organizations have expressed concerns regarding dual class and multi-class capital structures, including structures that concentrate voting control in a limited number of shareholders. As a result, some investors may be reluctant to invest in the shares of companies that have dual class capital structures, such as ours, which could adversely affect the trading price and liquidity of our Class A ordinary shares.
In addition, proxy advisory firms, shareholder advocacy groups and certain institutional investors may criticize our corporate governance practices or recommend against voting in favor of our directors and other governance proposals because of our dual class structure. Such groups have, in certain cases, advocated for sunset provisions, one-share-one-vote structures or other changes to governance arrangements at companies with dual class share structures. Any such negative publicity, shareholder activism or adverse voting recommendations could adversely affect the market perception of our company and the value of our Class A ordinary shares.
Although companies with dual class share structures are currently eligible for inclusion in certain major equity indices, including indices maintained by S&P Dow Jones, provided they satisfy the applicable eligibility criteria, index providers may in the future revise their eligibility criteria or policies in a manner that could adversely affect companies with dual class capital structures. In addition, certain index providers, investment funds and other market participants continue to apply governance-based screens or investment criteria that may limit or prohibit investment in companies with dual class structures. To the extent that our dual class structure makes us ineligible for inclusion in certain indices or investment portfolios, or results in reduced demand for our Class A ordinary shares among institutional investors and passive investment vehicles, the trading price, liquidity and market value of our Class A ordinary shares could be adversely affected.

There is no existing market for our Class A ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.
Prior to this offering, there has not been a public market for our Class A ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our Class A ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE, or otherwise or how liquid that market might become. The initial public offering price for the Class A ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:
•	the failure of financial analysts to cover our Class A ordinary shares after this offering or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;
•
changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;
•	technological innovations by us or our competitors;
•	future sales of our shares; and
•	investor perceptions of us and the industries in which we operate.
In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our business, results of operations, financial condition and future prospects. If a market for our Class A ordinary shares does not develop or is not maintained, the liquidity and price of our Class A ordinary shares could be adversely affected.
As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our Founders will control a majority of the combined voting power of our outstanding share capital, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
We may lose our foreign private issuer status, which may cause us to incur significant legal, accounting and other expenses.
We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as soon as June 30, 2027 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2028. In order to maintain our current status as a foreign private issuer, either (a) a majority of our outstanding voting securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with GAAP, which could be time-consuming and costly. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of public companies who have adopted the new or revised accounting standards.
In addition, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. See “Summary—Emerging Growth Company Status.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and sovereign debt that may not generate a high yield for our shareholders. We may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. At this time, we do not have agreements or commitments to enter into any material acquisitions. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed and the market price of our Class A ordinary shares could decline.
Future sales of our Class A ordinary shares in the public market could cause the market price of our Class A ordinary shares to decline.
Sales of a substantial number of our Class A ordinary shares in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
We, our executive officers and directors, as well as certain other security holders, who currently and collectively own substantially all of our Class A ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into ordinary shares during the period from the date of this prospectus continuing through the date 180 days, or 270 days in the case of our Co-Founders and their affiliated entities, after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. These agreements are further described in the sections titled “Ordinary Shares Eligible for Future Sale” and “Underwriting.”
In addition, there will be    Class A ordinary shares issuable upon the exercise of outstanding equity instruments following the completion of this offering and the granting of certain other equity awards following this offering as described elsewhere in this prospectus. We intend to register all of the Class A ordinary shares issuable upon exercise of outstanding equity instruments and other equity incentives we may grant in the future for public resale under the Securities Act. The Class A ordinary shares will become eligible for sale in the public market to the extent such equity instruments are exercised, subject to the lock-up agreements and market stand-off provisions described above, including the exceptions thereto, and compliance with applicable securities laws.
You will experience immediate and substantial dilution in the net tangible book value of the Class A ordinary shares you purchase in this offering.
The initial public offering price of our Class A ordinary shares will be substantially higher than the pro forma net tangible book value per Class A ordinary share immediately after this offering. If you purchase Class A ordinary shares in this offering, you will suffer immediate dilution of $   per Class A ordinary share, or $   per Class A ordinary share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma net tangible book value per share as of    , 2026, after giving effect to the sale of Class A ordinary shares in this offering and the assumed public offering price of $   per Class A ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.
We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future. Any future proposals at our shareholders’ meeting to pay dividends will be at the discretion of our board of directors after taking into account various factors, including our business prospects, liquidity requirements, financial performance and new product development and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law and our Amended and Restated Articles of Association. See “Description of Share Capital and Articles of Association” and “Dividend Policy.” While shareholders together representing at least 0.5% of the share capital or voting rights may demand that a general meeting of shareholders be called for specific agenda items, including to pay dividends, because of the ten-to-one voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will control a majority of the total combined voting power of our outstanding shares and therefore be able to prevent any cash dividend payments for the foreseeable future. Accordingly, investors cannot rely on dividend income from our Class A ordinary shares, and any return on an investment in our Class A ordinary shares will likely depend entirely upon any future appreciation in the price of our Class A ordinary shares, which may never occur.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A ordinary shares, the price of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our Class A ordinary shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our Class A ordinary shares, the price of our Class A ordinary shares could decline. If one or more of these analysts cease to cover our Class A ordinary shares, we could lose visibility in the market for our shares, which in turn could cause the price of our Class A ordinary shares to decline.
The registration of share capital increases in the commercial register may be blocked and the shareholders’ resolutions regarding the share capital increases may be challenged.
On August 24, 2026, our shareholders approved the ordinary share capital increase and the creation of a capital range necessary to source the Class A ordinary shares to be sold in this offering. The execution of the share capital increase by our board of directors and the related filings will be made prior to the completion of this offering and, with regard to the Class A ordinary shares to be issued upon any exercise of the underwriters’ option to purchase additional Class A ordinary shares (if any), upon exercise of such option. The issuance of new Class A ordinary shares will become effective upon registration in the commercial register. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increases may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases in the commercial register may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.
We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court.
Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in the competent courts in Zug, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in the competent courts in Zug, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this prospectus under “Description of Share Capital and Articles of Association” and “Comparison of Swiss Corporate Law and U.S. Corporate Law.” There can be no assurance that Swiss law will not change in the future, the occurrence of which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.
Because our Class A ordinary shares will be listed exclusively on the NYSE and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because our Class A ordinary shares will be listed exclusively on the NYSE, they will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, our shareholders may not be protected to the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.
Our status as a Swiss corporation means that our shareholders have certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in certain other jurisdictions. For example, the payment of dividends must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase or decrease our share capital. While our shareholders may authorize our board of directors to issue or cancel shares without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions described in our Amended and Restated Articles of Association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of equity securities, which may be withdrawn or limited only under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Swiss Corporate Law and U.S. Corporate Law.”
Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless the Company takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that the Company will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership in the Company would be diluted.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.
We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zug, Switzerland, and the majority of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland are governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•	the non-Swiss court had jurisdiction pursuant to the PILA;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•
no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

See “Enforcement of Judgments.”
Anti-takeover provisions in our Amended and Restated Articles of Association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.
Our Amended and Restated Articles of Association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our Amended and Restated Articles of Association, which will become effective immediately prior to the completion of this offering, includes provisions that:
•
in certain cases, allow our board of directors to place up to     Class A ordinary shares and rights to acquire an additional    Class A ordinary shares (amounting to approximately   % of the expected outstanding share capital after completion of this offering) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

•
provide for a dual class share structure with Class B voting rights shares that have ten times the voting power of Class A ordinary shares on a capital-invested basis, which are controlled by our Founders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and
•
require two-thirds of the votes represented and the majority of the par value of shares represented at a shareholder meeting for amending or repealing certain protective provisions, including the removal of any member of the board of directors or of its (Co-)Chair before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Description of Share Capital and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our Class A ordinary shares, thereby depressing the market price of our Class A ordinary shares.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of our Class A ordinary shares in this offering will be approximately $   million, based on the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds to us would be approximately $   million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price per Class A ordinary share would increase (decrease) our net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $  ($ ). Similarly, each increase (decrease) of 1.0 million Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $  ($ ), assuming the assumed initial public offering price of $   per Class A ordinary share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our Class A ordinary shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities, certificates of deposit or governmental securities.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business condition, which could change in the future. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Ordinary Shares―We will have broad discretion in the use of the net proceeds to us from this offering and we may not use them effectively.”

DIVIDEND POLICY
We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.
Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our Amended and Restated Articles of Association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous or current business year or brought forward from previous business years or if it has distributable reserves, each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves or as reserves from capital contributions. Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”
We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Risk Factors—Risks Related to Our Class A Ordinary Shares and the Offering―We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.”

CAPITALIZATION
The table below sets forth our cash and cash equivalents and total shareholders’ equity as of June 30, 2026:
•	on an actual basis;
•
on a pro forma basis to give effect to the effectiveness of our Amended and Restated Articles of Association, including the implementation of the dual-class share structure , pursuant to which all of our outstanding ordinary shares, Class A preferred shares and Class B preferred shares will be converted into     Class A ordinary shares and     Class B voting rights shares; and

•
on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described immediately above (ii) our sale of the Class A ordinary shares in the offering and the receipt of approximately $    in estimated net proceeds, assuming an offering price of $    per share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom, and (iii) the increase to accumulated deficit related to the incremental share-based compensation expenses (net of taxes) related to   RSUs and   options that will vest in connection with this offering, including share awards under the 2024 Plan, the 2025 Plan, and certain RSUs to be granted under the 2026 Equity Incentive Plan in connection with this offering, and the adoption of our Amended and Restated Articles of Association that will be in effect upon the completion of this offering.

You should read this table in conjunction with our consolidated financial statements, including the notes thereto, included in this prospectus as well as “Use of Proceeds,” “Summary Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma as adjusted
(thousands of $, except for share counts)
Cash and cash equivalents(1)	28,974	28,974
Total loans	84,207	84,207
Equity:
Share capital:
Ordinary Shares, CHF 0.006 par value: 34,186,620 shares issued and outstanding (actual); no shares issued and outstanding (pro forma)	227	—	—
Class A ordinary shares, CHF 0.006 par value: no shares issued and outstanding (actual); 23,382,926 shares issued and outstanding (pro forma)(2)	—	155
Class B voting rights shares, CHF 0.0006 par value: no shares issued and outstanding (actual); 193,888,790 shares issued and outstanding (pro forma)	—	129
Mezzanine equity:
Redeemable Series A convertible preferred shares, CHF 0.006 par value: 6,856,795 shares issued and outstanding (actual); no shares issued and no shares outstanding (pro forma)	44,472	—
Redeemable Series B convertible preferred shares, CHF 0.006 par value: 1,728,390 shares issued and outstanding (actual); no shares issued and outstanding (pro forma)(3)	14,425	—
Additional paid-in capital	140,379	199,219

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma as adjusted
(thousands of $, except for share counts)
Accumulated deficit	(256,322)	(256,322)
Accumulated other comprehensive loss	(1,576)	(1,576)
Total shareholders’ deficit attributable to owners of vVARDIS Holding AG	(117,292)	(58,395)
Non-controlling interest	(1,210)	(1,210)
Total shareholders’ deficit	(118,502)	(59,605)
Total capitalization	(34,295)	24,602

(1)
Cash and cash equivalents do not give effect to any potential payments from us to Henry Schein of any outstanding amounts not credited towards the purchase of our products that may be accelerated by Henry Schein as a result of the consummation of this offering. See “Business—Material Contracts.”

(2)	As of June 30, 2026, referred to as “ordinary shares.” Following the effectiveness of our Amended and Restated Articles of Association referred to as “Class A ordinary shares.”
(3)
The number of Class A ordinary shares issuable upon conversion of our outstanding Class B preferred shares in connection with this offering is subject to adjustment pursuant to the anti-dilution provisions applicable to such shares and therefore depends on the initial public offering price per share in this offering. As a result, if the initial public offering price is less than $    per share, holders of our Class B preferred shares will have the right to subscribe for additional Class A ordinary shares for a purchase price equal to their par value. Based on an assumed initial public offering price of $    per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, holders of our Class B preferred shares will have the right to subscribe for     additional Class A ordinary shares. Each $1.00 decrease or increase in this assumed initial public offering price would correspondingly increase or decrease the number of Class A ordinary shares issuable upon conversion of our Class B preferred shares pursuant to such anti-dilution adjustment by     Class A ordinary shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $   million ($   million), assuming the aggregate number of ordinary shares offered by us in this offering remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the aggregate number of Class A ordinary shares offered by us in this offering would increase (decrease) each of our as adjusted cash and cash equivalents, additional paid-in capital and total shareholders’ equity by $   million ($   million), assuming the assumed initial public offering price of $   per Class A ordinary share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Other than as noted above, there have been no material changes to our capitalization since June 30, 2026.

DILUTION
If you invest in our Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per Class A ordinary share and the pro forma as adjusted net tangible book value per Class A ordinary share immediately after this offering.
At June 30, 2026, we had a historical net tangible book value of $(159.5) million, corresponding to a net tangible book value of $(4.67) per ordinary share. The historical net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. The historical net tangible book value per ordinary share represents the historical net tangible book value attributable to our ordinary shares divided by 34,186,620, which is the total number of our ordinary shares outstanding as of June 30, 2026. The foregoing gives effect to the 2026 Share Split but does not give effect to the Conversion, and accordingly does not reflect the issuance of any Class A ordinary shares or Class B voting rights shares.
After giving effect to the Conversion, which will be effected immediately prior to the completion of this offering, and assuming the Conversion had occurred on June 30, 2026, our pro forma net tangible book value as of June 30, 2026, would have been $   million. The pro forma net tangible book value attributable to our Class A ordinary shares would have been $   million, corresponding to a pro forma net tangible book value of $   per Class A ordinary share, based on    Class A ordinary shares outstanding after giving effect to the Conversion. Pro forma net tangible book value has been allocated between our Class A ordinary shares and our Class B voting rights shares in proportion to their respective aggregate nominal values, reflecting that ten Class B voting rights shares carry the same aggregate nominal value, and the same economic entitlement, as one Class A ordinary share. The number of Class A ordinary shares issuable upon conversion of our Class B preferred shares in connection with this offering is subject to adjustment pursuant to the anti-dilution provisions applicable to such shares and therefore depends on the initial public offering price per Class A ordinary share in this offering, and the pro forma amounts presented above are accordingly subject to change. See “Prospectus Summary—Share Capital Reorganization.”
After giving further effect to the sale by us of     Class A ordinary shares in this offering, at the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $   million, or $   per Class A ordinary share. This represents an immediate increase in pro forma net tangible book value of $   per Class A ordinary share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $   per Class A ordinary share to investors purchasing Class A ordinary shares in this offering at the initial public offering price.
If you invest in our Class A ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per Class A ordinary share and the pro forma as adjusted net tangible book value per Class A ordinary share immediately after this offering.
The following table illustrates this dilution to investors purchasing Class A ordinary shares in the offering.

Assumed initial public offering price per Class A ordinary share		$
Historical net tangible book value per ordinary share at June 30, 2026	$(4.67)
Increase in net tangible book value per Class A ordinary share attributable to the Conversion	$
Pro forma net tangible book value per Class A ordinary share after giving effect to the Conversion		$
Increase in pro forma net tangible book value per Class A ordinary share attributable to investors in this offering	$
Pro forma as adjusted net tangible book value per Class A ordinary share after giving effect to the Conversion and this offering		$
Dilution per Class A ordinary share to investors		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per Class A ordinary share after this offering by $   ($  ) per Class A ordinary share and increase (decrease) the dilution to investors in this offering by $   ($  ) per Class A ordinary share, in each case assuming the number of Class A ordinary shares, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of Class A ordinary shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $   ($  ) per Class A ordinary share and decrease (increase) the dilution to investors in this offering by approximately $   ($  ) per Class A ordinary share, in each case assuming the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their over-allotment option, our pro forma as adjusted net tangible book value per Class A ordinary share after the offering would be $  , and the dilution per Class A ordinary share to investors in this offering would be $  , in each case, assuming an initial public offering price of $   per Class A ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on the same pro forma basis as of June 30, 2026, the differences between the existing shareholders and the investors purchasing Class A ordinary shares in this offering, with respect to the number of Class A ordinary shares purchased from us, the total consideration paid or to be paid to us, which includes the gross proceeds received from the issuance of our ordinary shares, and the average price per Class A ordinary share paid or to be paid to us at the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in $ millions)		(in $)
Existing shareholders		%	$	%	$
Investors in this offering		%	$	%	$
Total		100.0%		$100.0%	$

Note: Total consideration paid by existing shareholders reflects cash consideration paid by such shareholders for the ordinary shares they hold as of the date of this prospectus before any discounts, commissions or offering expenses.
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors in this offering and total consideration paid by all shareholders by $   million ($   million), assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of Class A ordinary shares offered by us would increase (decrease) the total consideration paid by investors in this offering and total consideration paid by all shareholders by $   million ($   million), assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing shareholders would own    % of the total Class A ordinary shares outstanding upon completion of this offering.
To the extent that any outstanding warrants or options to purchase our Class A ordinary shares are exercised, RSUs are settled or new equity-based awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our business operates as a single operating segment and this discussion has been prepared on that basis. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus contains forward-looking statements that reflect our plans, strategy, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
We believe, drawing on our industry experience, market understanding and extensive clinical evidence, that we have created a first-in-category healthcare platform: the first clinically validated treatment for early-stage cavities that helps preserve the natural tooth structure and enables the restoration of enamel crystal density throughout the lesion, in a similar way to how nature built the tooth. Our proprietary peptide-enabled technology platform, Curodont®, delivers an early therapeutic solution for tooth decay, the world’s most prevalent non-communicable disease, addressing a massive global healthcare need that has historically lacked effective early-intervention medical treatment options.
Our Curodont® platform includes our flagship Curodont® products—Curodont® Repair Fluoride Plus, which is currently sold in the United States and generates the vast majority of our revenues, and Curodont® Repair, which is currently sold in our other markets. Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities, establishing a new drill-free restorative category that we believe aligns clinical and economic incentives for patients, dental practitioners and payors. We have accumulated a robust body of scientific evidence over the last 25 years that demonstrates the clinical performance, tolerability and observed outcomes of Curodont®’s underlying technology. Following our U.S. commercial launch in January 2024, we have achieved rapid clinical adoption and estimate that our products have treated over three-and-a-half million teeth as of June 30, 2026, with our flagship Curodont® products having been sold to over 20,000 of the approximately 110,000 general dental practices in the United States.
Our commercial strategy is initially focused on driving adoption of Curodont® in the United States and Europe. We commercialize our flagship Curodont® product in the United States through a hybrid model that leverages both our specialized direct sales force and Henry Schein’s extensive sales and distribution platform. Our U.S. commercial organization includes key account managers focused on practice acquisition and onboarding an internal sales team focused on repeat purchasing and clinical education specialists providing onsite training and continuing education. While we are further expanding our commercial reach by piloting targeted in-office and direct-to-patient marketing to accelerate patient-driven demand, we do not currently, and do not plan in the future to, engage in any direct-to-consumer sales. Instead, we sell our products only through distributors, including in the United States exclusively through Henry Schein, which process and fulfill all orders.
Our Solution
We believe the convergence of the limitations described above defines the clinical white space that our Curodont® platform was purposefully built to address.
Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities. The Curodont® technology works by penetrating beyond the tooth surface, where it enables minerals present in saliva to migrate into the depth of the lesion—a process which is otherwise naturally constrained. By helping overcome the natural kinetic barriers that would otherwise limit calcium phosphate and fluoride ions to the lesion surface, Curodont® supports mineral penetration in to the lesion body, where repair is needed most. These minerals are the building blocks of hydroxyapatite, the crystalline structure that comprises 95-97% of enamel. With these building blocks available inside the depth of the lesion, Curodont® supports the body’s natural ability to use these minerals to form hydroxyapatite, thereby growing and repairing enamel crystals in the depth of the early-stage cavity, without the need for injections and invasive procedures, establishing a new category of drill-free restoration when traditional prevention has failed.
The clinical application of our flagship Curodont® products is a non-invasive, drill-free, needle-free process that can be completed chairside in five minutes or less. Because the procedure is simple, standardized and requires no anesthesia, specialized equipment or extensive training, it can be administered by both dentists and dental hygienists and fits within a single standard hygiene or check-up appointment.
Curodont® is supplied as a compact, shelf-stable, all-in-one kit that integrates seamlessly into routine clinical workflows. Each box can be stored at room temperature for 34 months and is easily applied. A simple instruction card details the step-by-step clinical protocol for tooth preparation, etching and product activation. Curodont® is designed for a single application per early-stage cavity as a non-invasive treatment intended to arrest or reverse the lesion.
We believe the differentiated characteristics of Curodont® deliver a compelling value proposition for patients, dental practitioners and payors by enabling early, non-invasive treatment of tooth decay. A 2023 fiscal impact analysis published in the Journal of the American Dental Association concluded that in a modeled scenario the use of Curodont® for early cavities increased payor savings, was efficient and profitable for clinics and beneficial for patients.
We have experienced significant revenue growth since we began commercializing Curodont® in the United States in 2024. Our net revenue for the six months ended June 30, 2026 was $28.6 million, representing 214.2% year-over-year growth. The asset-light nature of our business model is a key factor in our gross margin profile. We generated a gross margin of 86.4% for the six months ended June 30, 2026. Our net losses were $27.8 million for the same period and our accumulated deficit was $256.3 million as of June 30, 2026.
Key Performance Metric
The following table sets out Recurring Buying Practices, our key performance metric, for the periods indicated. We review this key business metric to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. This metric is presented to assist investors in better understanding our business and how it operates.

	2024				2025				2026
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Recurring Buying Practices	1,084	1,709	2,343	2,876	3,702	4,734	6,427	7,221	7,615	8,461
% change (YoY)	N/A	N/A	N/A	N/A	242%	177%	174%	151%	106%	79%

Recurring Buying Practices
We define Recurring Buying Practices at a measurement date as the number of dental practices in the United States that placed more than one order for our products over the last four months.
We use Recurring Buying Practices to evaluate customer adoption, customer satisfaction and the extent to which dental practices continue to incorporate our products into their clinical workflows following an initial purchase. Because our products are intended to be used on an ongoing basis as part of routine patient care, recurring purchasing behavior is an important indicator of sustained customer engagement and commercial traction. We believe Recurring Buying Practices provides investors with useful insight into the strength of our customer relationships, the durability of demand for our products and the extent to which our commercial growth is supported by continued purchasing by existing customers in addition to new customer acquisition.

Factors Affecting Our Performance
Promoting Awareness and Clinical Education Among Dental Practitioners, Patients, Payors and Government Bodies
Our future growth depends significantly on increasing awareness, understanding and acceptance of our products and treatment approach among dental practitioners and patients, payors and governmental bodies. Adoption of our paradigm-shifting treatment approach for early-stage cavities requires educating dental professionals on the clinical benefits and economic value of our Curodont® products and changing existing treatment protocols. Accordingly, we continue to invest in professional training programs, clinical studies and publications, peer-to-peer engagement, dental conferences and other initiatives, including our own medical education efforts.
Increasing awareness among patients also contributes to generating demand for our Curodont® products, as patients who are informed about our novel non-invasive treatment for early-stage cavities and the benefits of preserving natural tooth structure can proactively seek treatment for their early-stage cavities.
In addition, broader recognition among payors and governmental organizations may support the inclusion of our products within reimbursement frameworks, preventative care guidelines and public health initiatives. The pace at which we successfully educate these stakeholders and drive broader acceptance of our treatment paradigm may affect the pace of adoption of our products, procedure volumes and our future revenue growth.
Driving Repeat Purchases Among Existing Customers
Our financial performance is affected not only by our ability to acquire new customers but also by our ability to increase utilization among our existing customer base. Because our products are consumable in nature and intended for use across all patient demographics, repeat purchasing behavior by dental practices and DSOs is an important driver of recurring revenue. Increased utilization among existing customers reflects successful integration of our products into routine clinical practice and provides an indication of the value that customers and patients place on our Curodont® products.
We monitor customer purchasing patterns and seek to increase account penetration through ongoing clinical support and customer education. Our ability to drive higher purchasing frequency, increase average order sizes and expand usage across additional practitioners within existing accounts will impact our revenue growth, gross profit generation and overall operating leverage. Conversely, lower-than-expected utilization rates or customer attrition could adversely affect our operating results.
Growing and Supporting Our Commercial Organization and Our Distribution Partners
Our ability to execute our growth strategy is dependent upon the continued expansion and effectiveness of our commercial organization and distribution partnerships. We are investing in sales, marketing and clinical education teams, and have partnerships with key distributors, including Henry Schein in the United States, to increase market penetration, expand our customer base and support existing accounts. The effectiveness of these initiatives depends on our ability to recruit, train, retain and appropriately incentivize qualified personnel while maintaining efficient sales coverage and productivity.
As we expand our commercial infrastructure, we expect to incur increased operating expenses before realizing the full benefit of associated revenue growth. The pace at which newly hired sales representatives become productive, the efficiency of our customer acquisition efforts and our ability to maintain high levels of customer support will influence our financial performance. Our future results will depend, in part, on our ability to balance investments in commercial expansion with achieving sustainable operating leverage over time.
Rate of Adoption of AI Diagnostics Among Dental Practices
The adoption of AI-enabled diagnostic solutions within dental practices may significantly enhance the size and growth of our addressable market. AI diagnostic technologies have the potential to improve the identification and monitoring of early-stage cavities, increase consistency in clinical decision-making and facilitate earlier intervention. Greater utilization of these technologies may increase the number of patients identified as candidates for our products and support a broader shift toward non-invasive, restorative treatment approaches.
The pace of adoption will depend on several factors, including technological advancements, practitioner acceptance, integration with existing practice management systems, reimbursement considerations and demonstrated clinical utility. If adoption of AI-enabled diagnostics accelerates, it may positively impact demand for our products.
Investing in Research and Development to Expand into New Disease States, Clinical Indications and End Markets
Our future growth depends, in part, on our ability to develop and commercialize new products and expand the application of our Curodont® technology platform into additional disease states, clinical indications and end markets. We continue to invest in research and development activities to generate clinical evidence, advance our product pipeline and broaden the potential use cases for our technology.
These investments may require significant expenditures over extended periods before generating meaningful revenue and are subject to scientific, clinical, regulatory and commercial risks. Successful expansion into additional applications could increase our total addressable market, diversify our revenue streams and strengthen our competitive position. However, delays in product development, clinical studies, regulatory approvals or commercialization efforts could adversely affect the timing and magnitude of expected returns on these investments.
General Economic Conditions and Industry Trends
Our results of operations may be impacted by the relative strength of the overall economy and related macroeconomic conditions, including levels of consumer spending, discretionary income, consumer confidence, economic recessions, downturns or extended periods of uncertainty or volatility. Our products are primarily used in elective or preventative oral care contexts, including professional dental treatments and consumer oral health products, and demand for such products may be sensitive to broader economic conditions that influence patient and consumer spending behavior. During periods of economic weakness or uncertainty, patients may defer or forgo elective dental treatments, reduce spending on premium oral health products or delay adoption of novel therapeutics, any of which could reduce demand for our products and adversely affect our revenues.
In addition, our commercial success depends in part on the purchasing decisions of dental professionals and distributors, whose own business activities are linked to the macroeconomic environment. Dental practices, in particular, may experience reduced patient volumes, constrained capital budgets or tightened access to financing during periods of economic stress, which may result in lower or delayed procurement of our products. Any such reduction in demand across our professional or consumer channels could adversely affect our business, financial condition, results of operations and future prospects.
Currency Fluctuations
Our reporting currency is the U.S. dollar, while the functional currency of our subsidiaries is generally the currency of the country in which they are located and include the Swiss franc, the Euro and the British pound. A significant portion of our costs and expenses is denominated in Swiss francs and we hold U.S. dollar-denominated debt at subsidiaries with the Swiss franc as their functional currency. Consequently, fluctuations in foreign currency exchange rates may affect our business, financial condition, results of operations and future prospects, as more fully discussed below under “—Qualitative and Quantitative Disclosures About Market Risk—Currency Risk.”
For more information about the factors potentially impacting our performance, see “Risk Factors” elsewhere in this prospectus.

Components of Our Results of Operations
Net Revenue
Net revenue includes sales of dental care products, primarily Curodont® products, in North America and Europe. Costs related to shipping of products are classified in cost of goods sold in the Consolidated Statements of Operations. Revenue is measured based on the consideration specified in a contract with a customer.
Cost of Goods Sold
Cost of goods sold consists primarily of the cost of finished goods sold, including raw materials, and assembly costs. It also includes logistics and distribution expenses, such as freight and storage costs.
Research and Development Expenses
Research and development (“R&D”) expenses include activities related to ongoing efforts to improve existing products, the development of new treatment solutions and technologies, and initiatives aimed at enhancing and expanding our supply chain capabilities. These expenses include costs related to clinical studies, product development, regulatory activities and consulting services as well as lab expenses and cost of raw materials used for development. We expect R&D expenses to increase in the future to continue innovation of our Curodont® platform and expand into new disease states, as well as expanding on supply chain capabilities to support our growth and geographical expansion.
Selling, General and Administrative Expenses
Selling, general and administrative (“SG&A”) expenses consist primarily of personnel-related costs, sales and marketing expenses such as advertising and promotional costs, training and education costs, consulting and professional fees, cost related to supporting functions such as Finance, IT, HR, Legal, administrative costs, such as rent on operating leases, as well as depreciation and amortization of tangible and intangible assets. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, costs to comply with the rules and regulations applicable to companies listed on the NYSE and increased expenses for insurance, investor relations and professional services. We expect selling, general and administrative expenses to continue to grow in absolute terms to support our revenue’s growth.
Interest Expense
Interest expense consists primarily of interest incurred on outstanding indebtedness, including term loans, convertible loans and other borrowings. Interest expense also includes amortization of debt issuance costs, original issue discounts and other financing-related fees.
Loss on Loans Measured at Fair Value
Loss on loans measured at fair value consists of changes in the fair value of loan instruments for which the fair value option has been elected or that are otherwise measured at fair value, including the impact of changes in market conditions, interest rates and company-specific risk factors.
Gain on Loan Conversion
Gain on loan conversion consists primarily of the gain recognized in connection with the conversion of convertible indebtedness into equity, including the difference between the carrying amount of the convertible loan immediately prior to conversion and the amount recognized in equity upon conversion.
Loss due to change in the Fair Value of Derivative Liabilities
Change in fair value of derivative liabilities consists of non-cash losses resulting from the periodic remeasurement of the embedded derivative liabilities bifurcated from our redeemable Series B convertible preferred shares. The derivative liability is remeasured to fair value at each reporting period, with changes in fair value recognized in our consolidated statements of operations.

Loss on Term Loan Extinguishment
Loss on term loan extinguishment consists primarily of loss incurred in connection with the repayment, refinancing, modification or extinguishment of existing indebtedness, including the write-off of unamortized debt issuance costs.
Other Income / (Expense), Net
Other income / (expense) primarily consists of other income or expenses not classified in the foregoing categories of our operating expenses.
Income Tax Benefit / (Expense)
Income tax benefit / (expense) consists primarily of income taxes related to our operations in the jurisdictions in which we operate, including the impact of deferred tax assets and liabilities, valuation allowances and uncertain tax positions.
Results of Operations
Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

	Six Months Ended June 30,
	2026	2025	Change	% Change
	(thousands of $, except percentages)
Net revenue	28,558	9,088	19,470	214.2%
Cost of goods sold	(3,885)	(4,417)	532	12.0%
Research and development expense	(7,159)	(2,002)	(5,157)	257.6%
Selling, general and administrative expenses	(35,064)	(26,750)	(8,314)	31.1%
Loss from operations	(17,550)	(24,081)	6,531	27.1%
Interest expense	(9,015)	(4,061)	(4,954)	122.0%
Loss on loans measured at fair value	(1,205)	(1,474)	269	18.2%
Gain on loan conversion	1,613	—	1,613	NM
Loss due to change in the fair value of derivative liabilities	(8)	—	(8)	NM
Loss on term loan extinguishment	(1,580)	(1,245)	(335)	26.9%
Other income / (expense), net	(412)	(1,169)	757	64.8%
Loss before income taxes	(28,157)	(32,030)	3,873	12.1%
Income tax benefit / (expense)	350	(26)	376	NM
Net loss	(27,807)	(32,057)	4,250	13.3%

NM = Not Meaningful; to indicate that the period-to-period percent change is not meaningful, due to the limited comparability between periods.
Net Revenue
Net revenue increased by $19.5 million, or 214.2%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was primarily driven by growth of $19.8 million in sales of Curodont® Repair Fluoride Plus in North America, reflecting $17.7 million of higher volume and $1.6 million of favorable pricing, together with $0.4 million of growth in Europe attributable to higher Curodont® Repair volumes in the United Kingdom and Italy.
Cost of Goods Sold
Cost of goods sold decreased by $0.5 million, or 12.0%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The decrease was primarily driven by $8.9 million of lower manufacturing costs for Curodont® Repair Fluoride Plus following the mid-2025 launch of our third-generation manufacturing process, which reduced the average cost per box from $88.7 in the six months ended June 30, 2025 to $20.3 in the six months ended June 30, 2026, together with $0.3 million of lower logistics costs, partially offset by $8.4 million of cost attributable to higher units sold and $0.2 million of higher excess and obsolescence charges.
Research and Development Expense
Research and development expense increased by $5.2 million, or 257.6%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was primarily driven by programs initiated during 2025, including a change in our peptide manufacturing process, GMP qualification activities and the qualification of a second peptide source.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $8.3 million, or 31.1%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was due to $3.8 million of higher people costs, reflecting the growth of our sales teams in the United States and the United Kingdom, including related share-based compensation; $2.4 million of higher non-people costs, principally information technology consulting and software licenses, quality activities supporting the ramp up of sales volumes, and higher audit fees as a result of the overall growth of our business; $1.0 million of higher marketing expenses, comprising of increased investment in patient communication and other marketing activities, including events, public relations, media and scientific affairs, undertaken to support our revenue growth; $0.6 million of non-recurring consulting and legal expenses related to our Series B financing and preparation for an initial public offering; and $0.5 million of higher depreciation and amortization.
Interest Expense
Interest expense increased by $5.0 million, or 122.0%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was primarily driven by the 2030 Term Loan Tranche II entered into in June 2025, which was outstanding for the full six months ended June 30, 2026.
Loss on Loans Measured at Fair Value
Loss on loans measured at fair value was $1.2 million for the six months ended June 30, 2026, as compared to $1.5 million for the six months ended June 30, 2025. The decrease was primarily driven by the fact that for the six months ended June 30, 2026, the impact of the fair value remeasurement was for 3.5 months due to the conversion into equity in April 2026, whereas for the six months ended June 30, 2025, the full 6-months period was remeasured.
Gain on Loan Conversion
We recognized a gain on loan conversion of $1.6 million, for the six months ended June 30, 2026, as compared to zero for the six months ended June 30, 2025. The gain in the current period resulted from the conversion of the 2027 Convertible Loan, which had previously been measured at fair value, into equity as part of our share capital increase, resulting in a gain on conversion.
Loss due to change in the Fair Value of Derivative Liabilities
We recognized a loss of $8 thousand due to the change in the fair value of derivative liabilities for the six months ended June 30, 2026, as compared to zero for the six months ended June 30, 2025. The loss reflects the remeasurement of the embedded derivative liabilities bifurcated from the redeemable Series B convertible preferred shares issued in April 2026, which were not outstanding during the prior period.
Loss on Term Loan Extinguishment
Loss on term loan extinguishment was $1.6 million for the six months ended June 30, 2026, as compared to $1.2 million for the six months ended June 30, 2025. The loss in the current period resulted from the amendment to the existing 2030 Term Loan, which was accounted for as an extinguishment of the existing debt, while the loss in the prior period resulted from the extinguishment of the 2030 Term Loan Tranche I upon entry into the 2030 Term Loan Tranche II.

Other Income / (Expense), Net
Other income / (expense), net improved by $0.8 million, or 64.8%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The improvement was primarily driven by movements in foreign currency exchange rates on balances denominated in currencies other than the functional currency of the relevant entity.
Income Tax Benefit / (Expense)
We recognized an income tax benefit of $0.4 million for the six months ended June 30, 2026, as compared to an income tax expense of $26 thousand for the six months ended June 30, 2025, a change of $0.4 million. The income tax benefit recognized in the six months ended June 30, 2026 primarily reflects the movement in deferred taxes on temporary differences at our subsidiaries, including the release of deferred tax liabilities recognized on acquired intangible assets as those assets are amortized. We continue to maintain a full valuation allowance against our deferred tax assets, including those arising from tax loss carryforwards, as we have concluded that it is not more likely than not that those assets will be realized. Accordingly, our effective tax rate differs substantially from the statutory rates in the jurisdictions in which we operate.
Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year ended December 31,
	2025	2024	Change	% Change
	(thousands of $, except percentages)
Net revenue	30,209	12,157	18,052	148.5%
Cost of goods sold	(7,792)	(8,269)	477	5.8%
Research and development expense	(4,575)	(2,641)	(1,934)	73.2%
Selling, general and administrative expenses	(59,925)	(32,213)	(27,712)	86.0%
Loss from operations	(42,084)	(30,966)	(11,118)	35.9%
Interest expense	(11,753)	(3,942)	(7,811)	198.2%
Loss on loans measured at fair value	(1,647)	(412)	(1,235)	299.8%
Loss on term loan extinguishment	(1,628)	—	(1,628)	NM
Other income / (expense)	298	184	114	62.1%
Loss before income taxes	(56,813)	(35,135)	(21,678)	61.7%
Income tax benefit	366	398	(32)	(7.9)%
Net loss	(56,447)	(34,737)	(21,710)	62.5%

NM = Not Meaningful; to indicate that the period-to-period percent change is not meaningful, due to the limited comparability between periods.
Net Revenue
Net revenue increased by $18.1 million, or 148.5%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by continued expansion and growth of the United States business, which contributed $17.8 million of the increase in net revenue, reflecting $15.4 million attributable to higher Curodont® Repair Fluoride Plus unit volumes and $2.4 million attributable to favorable average selling price increases. In addition, net sales outside of the United States increased by $0.3 million, or 29%, due to higher Curodont® Repair unit volumes resulting in part from an expanded Curodont® Repair commercial footprint in Europe, principally in the United Kingdom, Italy and Switzerland.
Cost of Goods Sold
Cost of goods sold decreased by $0.5 million, or 5.8%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease was primarily driven by $9.1 million in lower Curodont® Repair Fluoride Plus manufacturing and logistic costs resulting from the launch of

Curodont®’s Gen3 new packaging configuration during the year ended December 31, 2025, together with a decrease of $0.4 million in excess and obsolescence charges, partially offset by an increase of $9.0 million in costs resulting from increased unit volumes sold. We expect cost of goods sold to increase as our business grows, while remaining relatively stable as a percentage of net sales over the long term, reflecting ongoing supply chain optimization initiatives, strategic sourcing efforts and an expected improvement in our product mix resulting from the planned launch of Curodont®’s Gen3 product outside the United States.
Research and Development Expense
Research and development expense increased by $1.9 million, or 73.2%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by higher spending of $1.1 million related to additional research and development resources and $0.9 million in product development activities, mainly to support the development and commercialization of Curodont®’s Gen3 packaging configuration, which was commercially launched during the year ended December 31, 2025 in North America.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $27.7 million, or 86.0%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was due to an $18.7 million increase in personnel-related costs associated with additional commercial resources in the United States and EMEA, a $5.3 million increase in non-personnel costs driven by increases in travel and entertainment, consulting fees and other expenses related to commercial expansion, a $3.5 million increase in marketing expenses and a $0.1 million increase in restructuring and other advisory costs.
Interest Expense
Interest expense increased by $7.8 million, or 198.2%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by a full year of $6.9 million in interest expense and amortization of debt and $0.9 million in warrants issuance costs from the 2030 Term Loan Tranche I and Tranche II.
Loss on Loans Measured at Fair Value
Loss on loans measured at fair value increased by $1.2 million, or 299.8%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily driven by changes in the estimated fair value adjustments on the 2027 Convertible Loan, accounted for under the fair value option as a single hybrid instrument.
Loss on Term Loan Extinguishment
Loss on term loan extinguishment was $1.6 million for the year ended December 31, 2025, as compared to $0 for the year ended December 31, 2024. The loss primarily resulted from the amendment of the 2030 Term Loan Tranche II and reflects the write-off of unamortized deferred debt issuance costs associated with the 2030 Term Loan Tranche I. $0.2 million of the loss relates to the extinguishment of the 2029 PIK Loan.
Other Income / (Expense)
Other income / (expense) increased by $0.1 million, or 62.1%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The improvement was primarily driven by net foreign currency transaction gains during the year ended December 31, 2025, reflecting the impact of USD/CHF rate movements on the revaluation of USD-denominated monetary items held within our CHF-functional entities.
Income Tax Benefit
Income tax benefit decreased by $0.03 million, or 7.9%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The income tax benefit recognized in both periods primarily reflects deferred tax benefits partially offset by minimum current income tax expenses in the jurisdictions in which we operate. Because we maintain a full valuation allowance against substantially all of our net deferred tax assets, the income tax benefit recognized in our statements of operations is significantly lower than the amount that would result from applying statutory tax rates to our pre-tax losses.
Non-GAAP Financial Measures
We use Adjusted EBITDA, a non-GAAP financial measure, to supplement our consolidated financial statements, which are presented in accordance with GAAP. We believe that Adjusted EBITDA is useful to management because it is used to evaluate our operating performance and allocate resources, and is useful to investors because it provides them with the same measure used by management to assess period-to-period comparisons of our core operating results, in each case by excluding certain items that we do not consider indicative of our core operating performance.
Adjusted EBITDA is defined as net loss before (i) interest expense, (ii) income tax benefit / (expense), (iii) depreciation and amortization, (iv) share-based compensation expense, (v) restructuring and other advisory costs, (vi) loss on term loan extinguishment, (vii) loss on loans measured at fair value, (viii) gain on loan conversion and (ix) loss due to change in the fair value of derivative liabilities.
While we believe Adjusted EBITDA provides useful supplemental information, it has limitations as an analytical tool and should not be considered in isolation or as a substitute for, or superior to, financial measures prepared in accordance with GAAP. In particular, Adjusted EBITDA excludes certain expenses and gains that are included in our GAAP results. In addition, because other companies may calculate Adjusted EBITDA differently, our measure may not be comparable to similarly titled measures presented by other companies. Further, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may need to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements associated with such replacements or other capital expenditures.
The following table presents a reconciliation of our net loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
(in $ thousands)	2026	2025	2025	2024
Net loss	(27,807)	(32,057)	(56,447)	(34,737)
Add:
Interest expense	9,015	4,061	11,753	3,942
Income tax benefit / (expense)	(350)	26	(366)	(398)
Depreciation and amortization	2,293	1,815	3,958	3,895
Share-based compensation expenses	4,007	6,358	13,884	5,890
Restructuring and other advisory costs(1)	605	—	725	593
Loss on term loan extinguishment	1,580	1,245	1,628	—
Loss on loans measured at fair value	1,205	1,474	1,647	412
Gain on loan conversion	(1,613)	—	—	—
Loss due to change in the fair value of derivative liabilities	8	—	—	—
Adjusted EBITDA	(11,057)	(17,078)	(23,218)	(20,403)

(1)	Represents costs incurred in connection with restructuring initiatives, including legal, advisory and employee related costs, as well as advisory costs related to other strategic activities.
Geographic Breakdown of Revenue
In the six months ended June 30, 2026 and 2025 and in the years ended December 31, 2025 and 2024, our main geographic markets by revenue were the United States, Switzerland, Italy and the United Kingdom, with no other market contributing more than 10% of revenues in any period. Please refer to Note 4 to our unaudited consolidated financial statements and Note 4 to our audited consolidated financial statements, each included elsewhere in this prospectus, for more information about the breakdown of our total revenue by geographic market.
Liquidity and Capital Resources
Sources of Capital Resources
Since our inception, we have financed our operations primarily through a combination of equity financings, convertible debt instruments, term loans from third-party lenders and funding from existing shareholders. Our principal uses of cash are personnel-related expenses, inventory and supplier-related outflows, sales and marketing costs and investments in R&D to support our growth.
As of June 30, 2026, we had cash and cash equivalents of $29.0 million, compared to $15.1 million as of June 30, 2025. As of December 31, 2025, we had cash and cash equivalents of $17.5 million, compared to $2.3 million as of December 31, 2024. We believe that our existing cash and cash equivalents, together with anticipated cash generated from operations and the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months following the completion of this offering.
Our expected cash requirements over the next 12 months consist primarily of funding operating losses, commercial expansion, including the continued build-out of our direct sales organization and clinical education capabilities, research and development activities, inventory purchases to support anticipated demand, capital expenditures, working capital needs and servicing our existing indebtedness. The timing and amount of these expenditures will depend on a number of factors, including the pace of commercialization of our products, customer adoption, regulatory developments, geographic expansion and the timing of any strategic collaborations, acquisitions or other business development opportunities.
Beyond the next 12 months, we expect our principal liquidity requirements to continue to include investments in commercial expansion, product development, clinical studies, manufacturing and supply chain capabilities, international expansion, working capital and debt service. Our ability to fund these longer-term capital requirements will depend on, among other things, our ability to increase product adoption and generate positive cash flows from operations. If cash generated from operations is insufficient to meet our future capital requirements, we may seek to obtain additional capital through equity offerings, debt financings or other strategic transactions. There can be no assurance that additional financing will be available on acceptable terms, or at all.
Cash Flow Information
The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
(in $ thousands)	2026	2025	2025	2024
Net cash used in operating activities	(16,317)	(22,755)	(16,333)	(23,797)
Net cash used in investing activities	—	(247)	(2,805)	(325)
Net cash provided by financing activities	29,924	31,975	31,978	27,134

Operating Activities
Net cash used in operating activities was $16.3 million for the six months ended June 30, 2026, as compared to $22.8 million for the six months ended June 30, 2025. The $6.4 million decrease was primarily attributable to the growth of our net revenue, principally in North America, and to a $4.3 million reduction in our net loss, partially offset by increased operating expenditures as we continued to scale our commercial and organizational infrastructure. Net cash used in operating activities in the six months ended June 30, 2026, reflected our net loss of $27.8 million, partially offset by non-cash adjustments of $14.6 million. The non-cash adjustments consisted principally of share-based compensation of $4.1 million, non-cash interest expense of $4.0 million, depreciation and amortization of $2.3 million, unrealized loss on foreign exchange of $1.7 million, amortization of debt issuance costs of $1.6 million, loss on term loan extinguishment of $1.6 million and adjustments to fair value in debt of $1.2 million, partially offset by gain on loan conversion of $1.6 million. Changes in operating assets and liabilities resulted in a net outflow of $3.2 million, driven principally by an increase in accounts receivable of $4.4 million and an increase in prepaid expenses of $4.6 million, partially offset by an increase in other current liabilities of $6.2 million and an increase in accrued operating expenses of $4.6 million.
Net cash used in operating activities in the six months ended June 30, 2025, reflected our net loss of $32.1 million, partially offset by non-cash adjustments of $11.0 million. The non-cash adjustments consisted principally of share-based compensation of $6.2 million, non-cash interest expense of $2.5 million, depreciation and amortization of $1.8 million, loss on term loan extinguishment of $1.4 million and adjustments to fair value in debt of $1.3 million, partially offset by unrealized gain on foreign exchange of $2.4 million. Changes in operating assets and liabilities resulted in a net outflow of $1.7 million, driven principally by an increase in advances to suppliers of $1.5 million and a decrease in accounts payable of $1.4 million, partially offset by a decrease in inventories of $2.1 million.
Net cash used in operating activities was $16.3 million for the year ended December 31, 2025, compared to $23.8 million for the year ended December 31, 2024. The $7.5 million decrease was primarily attributable to stronger customer collections during the year ended December 31, 2025, including a significant prepayment received from Henry Schein, partially offset by increased operating expenditures as we continued to scale commercial and organizational infrastructure. Net cash used in operating activities in the year ended December 31, 2025 reflected our net loss of $56.4 million, partially offset by non-cash adjustments of $24.4 million and a $15.7 million net inflow from changes in operating assets and liabilities. The non-cash adjustments consisted principally of share-based compensation of $13.7 million, non-cash interest expense of $6.0 million and depreciation and amortization of $4.0 million, partially offset by unrealized loss on foreign exchange of $2.8 million. The net inflow from changes in operating assets and liabilities principally reflected an increase in deferred revenue of $15.0 million arising from the Henry Schein prepayment, an increase in accrued operating expenses of $1.6 million and an increase in accrued compensation and benefit of $1.5 million, partially offset by an increase in advances to suppliers of $1.9 million. Interest paid, as presented in supplemental cash flow information, was $6.5 million.
Net cash used in operating activities in the year ended December 31, 2024, reflected our net loss of $34.7 million, partially offset by non-cash adjustments of $13.9 million, and a $3.0 million net outflow from changes in operating assets and liabilities. The non-cash adjustments consisted principally of share-based compensation of $7.0 million, depreciation and amortization of $3.9 million and non-cash interest expense of $3.6 million, pension costs of $0.6 million and adjustments to fair value in debt of $0.5 million, partially offset by unrealized loss on foreign exchange of $1.5 million. The net outflow from changes in operating assets and liabilities principally reflected a decrease in accounts payable of $4.2 million and a decrease in accrued compensation and benefit of $0.8 million, partially offset by a decrease in advances to suppliers of $1.0 million and a decrease in inventories of $0.9 million. Interest paid, as presented in supplemental cash flow information, was $0.5 million.
Investing Activities
Net cash used in investing activities was zero for the six months ended June 30, 2026, compared to $0.2 million for the six months ended June 30, 2025.
In each period presented, cash flows from investing activities consisted solely of acquisition of property and equipment and acquisition of intangible assets. We had no acquisition of property and equipment or acquisition of intangible assets in the six months ended June 30, 2026, as our investment in a new ERP system and customer relationship management (“CRM”) platform was substantially completed during 2025. Net cash used in investing activities in the six months ended June 30, 2025 comprised acquisition of property and equipment of $0.1 million and acquisition of intangible assets of $0.2 million.
Net cash used in investing activities was $2.8 million for the year ended December 31, 2025, compared to $0.3 million for the year ended December 31, 2024.
The increase during the year ended December 31, 2025, primarily reflects acquisition of intangible assets of $2.0 million relating to the implementation of our new ERP system and CRM platform and acquisition of property and equipment of $0.8 million, principally laboratory equipment to support ongoing research and development activities. During the year ended December 31, 2024, acquisition of intangible assets of $0.3 million related to the first payments performed for the software implementation and acquisition of property and equipment was less than $0.1 million.
Financing Activities
Net cash provided by financing activities was $29.9 million for the six months ended June 30, 2026, compared to $32.0 million for the six months ended June 30, 2025.
Net cash provided by financing activities in the six months ended June 30, 2026, primarily consisted of proceeds from issuance of Series B preferred shares of $31.7 million, partially offset by equity issuance costs of $1.6 million, repayment of convertible loans of $0.1 million and repayment of shareholder loans of $0.1 million. Net cash provided by financing activities in the six months ended June 30, 2025 primarily consisted of proceeds from issuance of term loans of $66.5 million and proceeds from issuance of warrants of $15.7 million, both in connection with the 2030 Term Loan Tranche II amendment, partially offset by repayment of long-term debt of $48.0 million relating to the full repayment of the 2029 PIK Loan and debt issuance costs of $2.3 million.
Net cash provided by financing activities was $32.0 million for the year ended December 31, 2025, compared to $27.1 million for the year ended December 31, 2024.
Net cash provided by financing activities in the year ended December 31, 2025, primarily consisted of $66.5 million of proceeds from issuance of loans, non-current, and $15.7 million of proceeds from issuance of warrants, both in connection with the 2030 Term Loan Tranche II amendment, partially offset by $48.0 million of repayment of long-term debt related to the full repayment of the 2029 PIK Loan and of $2.3 million of debt issuance costs.
Net cash provided by financing activities in the year ended December 31, 2024 primarily consisted of $15.0 million of proceeds from issuance of loans, non-current, related to the 2026 Term Loan Tranche I and Tranche II, $16.3 million of proceeds from issuance of convertible loans, related to the 2027 Convertible Loan, and $10.4 million of proceeds from issuance of loans, current – due to related party, related to shareholder loans, partially offset by $11.8 million of repayment of loans, current – due to related party, related to shareholder loans, and $2.8 million of repayment of long-term debt.
Capital Expenditures
Our capital expenditures consist of acquisition of property and equipment, principally laboratory equipment used to support our research and development and operational activities, and acquisition of intangible assets, principally expenditures relating to our ERP system and CRM platform. For a discussion of the amounts of, and period-over-period changes in, these expenditures, see “—Cash Flow Information—Investing Activities.”
Off-Balance Sheet Obligations
We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, of a magnitude that we believe could have a material impact on our financial condition or liquidity.

Contractual Obligations, Commitments and Contingencies
The following table summarizes the approximate principal contractual obligations as of December 31, 2025:

	Payments Due by Period(1)
	As of December 31, 2025
Borrowings	1,322	29,991	88,479	—	119,792
Lease liabilities	590	1,105	941	—	2,636
Total	1,912	31,096	89,420	—	122,428

(1)
The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Indebtedness
The following table summarizes the carrying value of current and non-current loans as of the periods presented:

	Yield	Maturity Date	As of
			June 30,		December 31,
			2026	2025	2025	2024
			(in $ thousands)
2026 Convertible Loan 6% - due to related party	6.000%	December 2026	—	318	320	280
2026 Convertible Loan 4% - due to related party	4.000%	December 2026	—	944	1,009	852
2027 Convertible Loan	7.000%	June 2027	—	16,951	17,236	15,412
Shareholder Loan – due to related party(1)	8.000%	—	—	58	61	—
2029 PIK Loan	8.000%	March 2029	—	—	—	41,287
2026 Term Loan Tranche I(2)	8.000%	June 2027	11,568	10,700	11,135	10,300
2026 Term Loan Tranche II(2)	8.000%	June 2027	5,636	5,212	5,419	5,012
2030 Term Loan Tranche I	variable	February 2030	37,485	35,542	36,300	—
2030 Term Loan Tranche II	variable	February 2030	55,125	50,000	52,179	—
Less: unamortized discounts and issuance costs			(25,607)	(19,908)	(19,059)	(200)
Total			84,207	99,817	104,600	72,943
Less: current maturities			(17,204)	(376)	(1,390)	(280)
Total debt, non-current			67,003	99,441	103,210	72,663

(1)	Represents loans provided by our Founders. Such amounts constitute related-party indebtedness.
(2)
In January 2026, the maturity dates of the 2026 Term Loan Tranche I and 2026 Term Loan Tranche II were extended from August 2026 and December 2026, respectively, to June 30, 2027. No other material terms were modified in connection with the extension.

2026 Convertible Loans
On April 18, 2024, we entered into a convertible loan agreement with a member of the extended management team with an aggregate principal amount of $554 thousand, bearing interest at 4.000% per annum (the “2026 Convertible Loan 4%”). In June 2024, we borrowed an additional $276 thousand from the same lender, increasing the aggregate principal amount to $830 thousand. The maturity date of this loan was originally December 31, 2025 and has been subsequently extended to December 31, 2026.
On November 1, 2024, we entered into a separate convertible loan agreement with a different member of the extended management team in an aggregate principal amount of $277 thousand, bearing interest at 6.000% per annum and maturing on December 31, 2026 (the “2026 Convertible Loan 6%” and, together with the “2026 Convertible Loan 4%,” the “2026 Convertible Loans”). The 2026 Convertible Loan 6% may be prepaid upon 30 days’ notice, with interest payable quarterly.
As of December 31, 2025, accrued interest and amortization under the 2026 Convertible Loan 4% totaled $38 thousand, and accrued interest under the 2026 Convertible Loan 6% totaled $3 thousand.

In April 2026, the 2026 Convertible Loans were converted into equity in connection with our Series B financing round. As a result, $1.0 million outstanding under the 2026 Convertible Loan 4% and $253 thousand outstanding under the 2026 Convertible Loan 6% were converted into ordinary shares, with the remaining balances repaid in cash.
Shareholder Loans
Historically, we have received loans from our Founders. During 2024, we repaid all amounts then outstanding under our shareholder loan arrangements. During 2025, we received net proceeds of $61 thousand under new shareholder loans, accruing interest at 8.000% per annum. These arrangements do not have fixed maturities and are generally repayable upon short notice. No amounts were outstanding as of June 30, 2026.
2026 Term Loans
On August 19, 2024, vVARDIS Inc., our indirect wholly owned subsidiary, issued a secured promissory note to Henry Schein providing for borrowings of $10.0 million (the “2026 Term Loan Tranche I”). On December 19, 2024, vVARDIS Inc. issued another secured promissory note to Henry Schein providing for additional borrowings of $5.0 million (the “2026 Term Loan Tranche II” and, together with the 2026 Term Loan Tranche I, the “2026 Term Loans”). Each of the 2026 Term Loans bears interest at 8.000% per annum, payable annually. Interest may be paid, at our election, either in cash or by payment-in-kind (by adding such accrued interest to the outstanding principal balance of the applicable 2026 Term Loan). As of December 31, 2025, accrued interest under the 2026 Term Loan Tranche I and 2026 Term Loan Tranche II was $1.1 million and $0.4 million, respectively.
On January 13, 2026, the maturity dates of the 2026 Term Loans were extended to June 30, 2027. No other material terms were modified in connection with the extension. The 2026 Term Loans are secured by substantially all of the assets of the issuer, subject to certain customary exceptions. We also provided a parent guarantee with respect to the payment obligations of vVARDIS Inc. thereunder.
As of June 30, 2026, accrued interest under the 2026 Term Loan Tranche I and 2026 Term Loan Tranche II was $1.6 million and $0.6 million, respectively.
The foregoing description of the 2026 Term Loans does not purport to be complete and is qualified in its entirety by reference to the full text of the applicable promissory notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
2030 Term Loans
On February 6, 2025, vVARDIS AG, our direct wholly owned subsidiary, as borrower, we, as parent, and certain of our other subsidiaries, as subsidiary guarantors, entered into a credit and guaranty agreement (as amended and restated from time to time, the “OrbiMed Credit Agreement”) with OrbiMed Royalty & Credit Opportunities IV, LP (“OrbiMed”) providing for a term loan facility in an aggregate principal amount of $35.0 million, maturing on February 6, 2030 and bearing interest at a rate equal to 7.500% per annum plus the greater of (i) one-month Term Secured Overnight Financing Rate (“SOFR”) and (ii) 3.500% (the “2030 Term Loan Tranche I”). In connection with the closing of the 2030 Term Loan Tranche I, OrbiMed received warrants to purchase 727,990 of our ordinary shares at an exercise price of CHF 0.006 per share, representing approximately 1.750% of our fully diluted capitalization at the time of closing. We incurred $1.8 million of issuance costs in connection with this financing. The interest rate for the 2030 Term Loan Tranche I in effect as of June 30, 2026, and December 31, 2025, was 24.600% and 19.800%, respectively.
On June 30, 2025, we amended the OrbiMed Credit Agreement to increase aggregate commitments by an additional $50.0 million (the “2030 Term Loan Tranche II” and, together with the 2030 Term Loan Tranche I, the “2030 Term Loans”), for total aggregate borrowings of $85.0 million. The additional borrowings mature on February 6, 2030, and bear interest at 12.500% per annum plus the greater of (i) one-month Term SOFR and (ii) 3.500%. OrbiMed received additional warrants to purchase 1,090,938 ordinary shares at an exercise price of CHF 0.006 per share, representing approximately 2.5% of our fully diluted capitalization at the time of closing, and we incurred $3.5 million of additional issuance costs. A portion of the proceeds was applied to repay the 2029 PIK Loan in full, including accrued interest, in an aggregate amount of $48.6 million. We further amended the OrbiMed Credit Agreement on November 28, 2025, to expand the category of deposit accounts that are not required to be subject to the lenders’ control and provide for additional categories of permitted indebtedness and liens and make other conforming edits. The interest rate for the 2030 Term Loan Tranche II in effect as of June 30, 2026, and December 31, 2025, was 31.800% and 26.800%, respectively.
For accounting purposes, the June 2025 amendment was treated as a debt extinguishment, resulting in a loss on extinguishment of $1.5 million, representing the write-off of unamortized deferred financing costs associated with the 2030 Term Loan Tranche I.
The 2030 Term Loans are secured by substantially all of our and our subsidiaries’ assets. We and certain of our other indirect subsidiaries have guaranteed the payment obligations of vVARDIS Inc. under the 2030 Term Loans. The OrbiMed Credit Agreement contains customary affirmative and negative covenants, including a minimum liquidity covenant and restrictions—subject to certain exceptions and applicable revenue thresholds—on our ability to incur additional indebtedness, grant liens, consummate mergers or asset sales, make investments, enter into transactions with affiliates and make restricted payments. As of June 30, 2026, and December 31, 2025, we were in compliance with all applicable covenants under the OrbiMed Credit Agreement or had obtained applicable waivers or consents.
On January 9, 2026, we further amended the OrbiMed Credit Agreement to waive certain revenue conditions applicable to fiscal year 2025 and to establish a new revenue condition for the period ending March 31, 2027. In connection with the amendment, OrbiMed received additional warrants to purchase ordinary shares representing approximately 1.5% of our fully diluted capitalization at the closing date at an exercise price of CHF 0.006 per share.
On April 13, 2026, we entered into a further amendment to the OrbiMed Credit Agreement, which permitted the consummation of the share capital increase and related Series B financing and pursuant to which OrbiMed waived the covenant violation arising from our failure to satisfy the $5.0 million ordinary-share financing requirement by February 27, 2026, required by the January 2026 amendment.
In connection with the waiver, we incurred a fee equal to 1.0% of the outstanding aggregate principal amount of the 2030 Term Loans, or $0.9 million. The fee was paid in kind and capitalized to the outstanding principal amount of the 2030 Term Loans.
The foregoing description of the OrbiMed Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the applicable definitive agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
2027 Convertible Loan
On June 20, 2024, we issued an unsecured convertible promissory note with an original principal amount of $15.0 million to Heartland, maturing on June 20, 2027 and initially bearing interest at 6.000% per annum (the “2027 Convertible Loan”). In connection with the issuance, the holder received warrants to purchase 1,562,081 of our ordinary shares at an exercise price of CHF 0.006 per share.
On February 6, 2025, we amended the 2027 Convertible Loan to increase the interest rate from 6.000% to 7.000% per annum. Accrued interest was capitalized into the outstanding principal balance in lieu of cash settlement. The amendment was not treated as a debt extinguishment.
We irrevocably elected to account for the 2027 Convertible Loan under the fair value option at the time of issuance. Accordingly, the 2027 Convertible Loan is carried at fair value at each reporting date, with changes recognized in our consolidated statements of operations. The fair value of the 2027 Convertible Loan was $17.2 million and $15.4 million as of December 31, 2025 and December 31, 2024, respectively.
On April 20, 2026, the 2027 Convertible Loan converted into Series B convertible preferred shares in connection with our Series B financing. Outstanding principal and accrued interest of $16.8 million was converted into 598,570 Series B convertible preferred shares and the related warrants were simultaneously converted into 1,562,081 ordinary shares.

2029 PIK Loan
In March 2022, we entered into a long-term payment-in-kind loan denominated in Swiss francs with EMZ VI S.à.r.l. with an original principal amount of CHF 30.0 million ($33.2 million as of December 31, 2024), accruing interest at 8.000% per annum and maturing in March 2029 (the “2029 PIK Loan”). In June 2025, we repaid the 2029 PIK Loan in full using proceeds from the 2030 Term Loan Tranche II, as described above.
Quantitative and Qualitative Disclosure About Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We are exposed to market risks in the ordinary course of our business, as described below.
Currency Risk
We are exposed to currency risks in light of our global operations.
Our reporting currency is the U.S. dollar, while the functional currency of our subsidiaries is generally the currency of the country in which they are located and include the Swiss franc, the Euro and the British pound. A significant portion of our costs and expenses is denominated in Swiss francs and we hold U.S. dollar-denominated debt at subsidiaries with the Swiss franc as their functional currency. Consequently, fluctuations in foreign currency exchange rates may affect our results of operations, cash flows and financial condition.
We have experienced, and expect to continue to experience, fluctuations in net income (loss) arising from foreign currency transaction gains and losses related to the remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of the entities in which they are recorded. Our principal foreign currency transaction exposure arises from U.S. dollar-denominated debt instruments held by Swiss franc-functional subsidiaries. Such debt is remeasured into Swiss francs at each balance sheet date, with the resulting gains and losses recognized in earnings. Our exposure to the Euro and British pound sterling is currently limited primarily to operating cash balances and working capital items maintained by our European subsidiaries and is not currently material.
A hypothetical 10% strengthening (weakening) of the U.S. dollar relative to the Swiss franc, assuming all other variables remained constant, would have increased (decreased) our loss from operations for the six months ended June 30, 2026 by $6.8 million, and for the year ended December 31, 2025 by $9.1 million.
We do not currently use derivative financial instruments or other hedging arrangements to manage our foreign currency exchange rate risk, although we may do so in the future.
Interest Rate Risk
We had cash and cash equivalents totaling $29.0 million and $17.5 million as of June 30, 2026 and December 31, 2025, respectively. Our cash equivalents are subject to market risk due to changes in interest rates.
Our exposure to interest rate risk primarily relates to our 2030 Term Loan Tranche I and Tranche II borrowings, which bear interest at variable rates based on one-month Term SOFR, subject to a minimum reference rate of 3.500%, plus applicable margins of 7.500% and 12.500%, respectively. Accordingly, increases in prevailing interest rates could result in higher interest expense and adversely affect our results of operations and cash flows. For additional information regarding these borrowings, see “—Indebtedness.” As of June 30, 2026 and December 31, 2025, a hypothetical 100 basis point increase in the applicable reference rate would have increased our annual interest expense by $0.9 million.
We do not hold investments for trading or speculative purposes and do not currently use derivative financial instruments or other hedging arrangements to manage our exposure to interest rate risk.
Other Risks
In addition to market risks, we are exposed to various risks in the ordinary course of our business.

Credit Risk
We are exposed to credit risk from our operating activities, primarily accounts receivable. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year. One customer represented $6.7 million (93%) and $1.7 million (51%) of our total accounts receivable balance as of June 30, 2026 and 2025, respectively, and two customers represented $2.1 million (68%) and $1.3 million (63%) of our total gross accounts receivable, balance as of December 31, 2025 and 2024, respectively. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, results of operations or future prospects.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with GAAP. Any reference in this section to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”). The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.
Share-Based Compensation
We grant share-based awards under our equity long-term incentive plans, primarily consisting of restricted share units (“RSUs”) and share options, to employees, directors and certain consultants. Share-based compensation represents a critical accounting estimate because the grant-date fair value of these awards depends on the estimated fair value of our ordinary shares. As our Class A ordinary shares were not publicly traded during the six months ended June 30, 2026 and during the year ended December 31, 2025, there was no observable market price available to determine the grant-date fair value of awards. Accordingly, we were required to estimate the fair value of our ordinary shares using valuation techniques that incorporate significant management judgment.
For RSUs and share options granted under the 2025 Plan (as defined herein), we estimated the fair value of our ordinary shares using a discounted cash flow (“DCF”) valuation model. The grant-date fair value of RSUs is equal to the estimated fair value of the underlying ordinary shares on the grant date. For share options, the grant-date fair value is also based on the estimated fair value of the underlying ordinary shares on the grant date.
The most significant assumptions used in the DCF valuation model of awards granted during 2025 were:

Key assumption	2025
Discount rate	30%
Terminal growth rate	2%

These assumptions are inherently subjective because they are based on our expectations regarding future operating performance, market conditions and long-term growth prospects.
For share options, the valuation also incorporates assumptions specific to the option awards, including an expected term of five years. The expected term is separately based on our estimate of the average period a recipient is expected to remain an employee of the Company and thus eligible to participate fully in the applicable equity incentive plan.
No share-based awards were granted during the six months ended June 30, 2026, and, accordingly, no new grant-date valuation assumptions were required during that period.
We account for share-based compensation using the fair-value recognition provisions. Under these provisions, for its awards of RSUs and share options, we recognize share-based compensation expenses in an amount equal to the fair market value of the underlying share on the grant date of the respective reward. We recognize this expense on a straight-line basis over the requisite service period and account for forfeitures in the period in which they occur. Determining the fair value of share-based awards requires significant judgment. Changes in the assumptions used to estimate fair value could materially affect our share-based compensation expense and, consequently, our results of operations.
Revenue Recognition
We generate revenue from the sale of dental care products. Our revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of the arrangement. Our customer arrangements generally involve a single performance obligation to deliver specified products. Shipping and handling activities that occur after control has transferred are treated as fulfilment activities and the related costs are included in cost of goods sold.
Net revenue reflects the amount of consideration we expect to receive from our customers after giving effect to volume-based rebates. We offer rebate programs to distributors, under which we estimate variable consideration that reduces the transaction price of product sales and, accordingly, gross revenue. The rebates are determined retrospectively based on sell-through volumes achieved under the applicable program terms and are typically settled through credit notes that are applied against future product purchases. These accruals are a critical accounting estimate requiring management judgment because they depend on estimates of volume-based rebates expected to be earned on product shipments when anticipated sales thresholds are met. The most significant assumptions used in estimating these accruals are forecasted distributor sell-through volumes and anticipated achievement of rebate thresholds by our distributors.
We also monitor the accuracy of these estimates by comparing actual rebate claims and credits to amounts previously accrued and by evaluating the extent to which our prior estimates align with actual distributor sell-through and program activity. Although these estimates require management judgment, we believe the level of estimation uncertainty is moderated by the relatively short period over which rebate claims and related credits are generally processed and settled.
Certain of our distributor agreements include marketing support fees. We evaluate the nature of the underlying marketing and promotional activities to determine whether we receive a distinct good or service in exchange for the payment. Based on our assessment of the applicable arrangements, the marketing and promotional activities do not constitute distinct goods or services received by us and, accordingly, the related marketing support fees are recorded as a reduction of net revenue. We reassess the accounting treatment of these fees when there are changes to the terms of the distributor agreements or to the nature of the related activities.
Loans and Borrowings
We initially recognize our loans and borrowings at the proceeds received, net of transaction costs. Loans and borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in net income (loss) as finance costs over the period of the borrowings using the effective interest method, unless related to a qualifying asset. For certain debt instruments, we have elected the fair value option in accordance with ASC 825, Financial Instruments, whereby the instrument is measured at fair value with changes in fair value recognized in the consolidated statements of operations.

Fair value measurement
2027 Convertible Loan
We elected the fair value option under ASC 825, Financial Instruments, for our 2027 Convertible Loan, as further described in Note 8 to our consolidated financial statements included elsewhere in this prospectus. Because there was no active market for the instrument, the valuation represented a Level 3 fair value measurement and required significant management judgment.
We determined the fair value of the 2027 Convertible Loan using a probability-weighted discounted cash flow model that incorporates the loan’s contractual cash flows, including PIK interest, together with probability-weighted payments that would result from a qualifying equity financing and conversion of the loan. The valuation required us to make significant judgments regarding the appropriate discount rate and the probability and timing of a qualifying equity financing. These assumptions are inherently subjective because they are based on expectations regarding future financing events and market conditions and could differ materially from actual outcomes.
The principal unobservable assumptions used in the valuation as of December 31, 2025, were as follows:

Key assumption	December 31, 2025
Discount rate	22.22%
Expected timing of qualifying equity financing	Probability-weighted

The discount rate represents the most significant unobservable input used in the valuation. In determining the discount rate, we considered the terms of the instrument, our existing financing arrangements and relevant market data for comparable instruments.
In April 2026, the 2027 Convertible Loan was converted into Series B convertible preferred shares and was no longer outstanding as of June 30, 2026. Accordingly, it will not be subject to further fair-value remeasurement. See Notes 7, 8 and 12 to our unaudited condensed consolidated financial statements for additional information.
Derivative Liabilities
In connection with the issuance of the redeemable Series B convertible preferred shares, we evaluated the instrument for any features that must be bifurcated and separately accounted for as embedded derivatives. We concluded that the conversion features, inclusive of all settlement outcomes where the pay-off is indexed to the if-converted value, and the redemption and exit-related features, inclusive of all settlement outcomes where the pay-off is indexed to a fixed monetary value, meet the requirements to be separately accounted for as a bifurcated derivative. As a result, we bifurcated the redeemable Series B convertible preferred shares between (i) the host contract, which is accounted for within mezzanine equity, and (ii) the bifurcated derivative liability. The proceeds from issuance are first allocated to the fair value of the bifurcated derivative with the residual being allocated to the host contract. The bifurcated derivative is remeasured to fair value each reporting period with changes in fair value recorded in earnings. We estimated the fair value of the derivative liability using a Monte Carlo simulation within an option-pricing framework and a with-and-without methodology. Inherent in this model are unobservable inputs and assumptions. The inputs for the valuation of the derivative liability included expected volatility, risk-free interest rate, expected term to a liquidity event and discount for lack of marketability. Assumptions used in the valuation also consider the contractual conversion, redemption and settlement terms as well as management’s expected exit strategy. Significant changes in any of those inputs in isolation would result in significant changes to the fair value measurement. We remeasure the derivative liability at each reporting period and recognize the changes in fair value in the unaudited condensed consolidated statements of operations.
Income Taxes
Valuation allowances on deferred tax assets represent a critical accounting estimate because determining whether deferred tax assets will be realized requires significant judgment regarding the amount and timing of future taxable income available to utilize net operating loss carryforwards and other deductible temporary differences. In assessing the realizability of deferred tax assets, we evaluate all available positive and negative evidence on a jurisdiction-by-jurisdiction basis, including cumulative historical losses, projected future taxable income, the reversal of existing taxable temporary differences and available tax planning strategies. These estimates are inherently uncertain because they depend on future operating performance and other factors that may differ from current expectations. As of June 30, 2026, and December 31, 2025, we maintained a valuation allowance against substantially all of our deferred tax assets based on our assessment of the available evidence. If future operating results differ from our current expectations or additional positive evidence becomes available, we may determine that all or a portion of the valuation allowance is no longer necessary, which would result in the recognition of a corresponding income tax benefit in the period such determination is made. For additional information, see Note 12 to our consolidated financial statements included elsewhere in this prospectus.
Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2 to our unaudited consolidated financial statements and Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
Internal Control over Financial Reporting
We have identified material weaknesses in our internal control over financial reporting related to the risk assessment, control environment, information and communication, control activities, and monitoring components of the COSO Framework. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
Specifically, we identified the following material weaknesses:
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We did not design and maintain an effective risk assessment process. This material weakness related to the principles associated with the risk assessment component of the COSO Framework, specifically the principles relating to (i) identifying, assessing and communicating appropriate control objectives, (ii) identifying and analyzing risks to achieving those objectives, (iii) considering the potential for fraud and (iv) identifying and assessing changes that could significantly impact the system of internal control;

•
We did not design and maintain an effective control environment, including effective information and communication controls. This material weakness related to our legacy ERP environment, which was not appropriately configured to support an effective system of ITGCs, including controls over logical access, program change management and system operations. As a result, we did not design and maintain effective controls over the completeness and accuracy of system-generated reports relied upon in the financial reporting process; and

•
We did not design and maintain effective control activities and monitoring controls. This material weakness resulted from, and was a consequence of, the material weaknesses described above. Because business process controls relied upon system-generated reports and data that were affected by the absence of effective ITGCs, the related control activities were not designed or operating with sufficient precision. In addition, our monitoring activities did not include timely identification, communication and remediation of control deficiencies, including separate, ongoing evaluations of the system of internal control.

These material weaknesses could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of December 31, 2025.
We have taken and continue to take steps intended to remediate these material weaknesses and strengthen our internal control environment. During the fourth quarter of the year ended December 31, 2025, we implemented a new ERP system, which provides the foundation for a stronger control environment and supports the implementation of a comprehensive information technology control framework. Since January 1, 2026, in connection with and following the ERP system implementation, we have taken the following actions, with the support of an outside accounting advisory firm:
•	designed and implemented an updated risk and control framework, including a revised risk and control matrix, intended to address the risk assessment deficiencies described above;
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designed and implemented ITGCs within the new ERP system addressing logical access, program change management, system operations and the completeness and accuracy of system-generated reports relied upon in the financial reporting process;

•
updated and implemented related business process controls and documentation to align with the new ERP environment and to ensure that risks are mitigated at the appropriate level of precision and consistency; and

•	prepared an initial risk assessment and implemented controls intended to standardize and ensure consistency in our monthly financial close process.
The actions described above were taken during fiscal year 2026 and had not been implemented, and the related material weaknesses had not been remediated, as of December 31, 2025. The material weaknesses will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect this remediation testing to occur in connection with our fiscal year 2026 audit. We cannot at this time predict the success of such efforts or whether such efforts will prevent or avoid potential future material weaknesses.
We expect to continue to incur additional costs as we complete our remediation efforts, including costs related to personnel, external advisors and system enhancements. We believe these investments are necessary to strengthen our financial reporting processes and support our continued growth as a public company.
We can give no assurance that the measures we have taken and plan to take in the future will remediate these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, our current internal control over financial reporting and disclosure controls and procedures, and any new internal control over financial reporting and disclosure controls and procedures that we develop, may become inadequate because of changes in our business, operations and other factors, some of which may be beyond our control.
We will not be required to provide a management report on the effectiveness of our internal control over financial reporting until our first annual report pursuant to Section 404 required to be filed with the SEC. That assessment will include disclosure of any material weaknesses identified in our internal control over financial reporting. At that time, we may conclude that our internal control over financial reporting remains not effective. In addition, once required, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue an adverse opinion if it identifies one or more material weaknesses.
See “Risk Factors—Risks Related to Our Business and Industry—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.”
Emerging Growth Company Status
We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 13(a) of the Securities Exchange Act of 1934, as provided in Section 7(a)(2)(B) of the Securities Act of 1933, which allows emerging growth companies to delay adoption of new or revised accounting standards until such time as those standards apply to private companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS
Our Vision and Mission
We were founded in Switzerland by Dr. Haley Abivardi and Dr. Goly Abivardi—internationally renowned dentists and serial entrepreneurs—with a vision to improve overall health globally by defining and establishing a new category in oral health. Our mission is to create a world where cavity treatment is pain-free, regenerative and accessible to all.
Our Business
We believe, drawing on our industry experience, market understanding and extensive clinical evidence, that we have created a first-in-category healthcare platform: the first clinically validated treatment for early-stage cavities that helps preserve the natural tooth structure and enables the restoration of enamel crystal density throughout the lesion, in a similar way to how nature built the tooth. Our proprietary peptide-enabled technology platform, Curodont®, delivers an early therapeutic solution for tooth decay, the world’s most prevalent non-communicable disease, addressing a massive global healthcare need that has historically lacked effective early-intervention medical treatment options.
Our Curodont® platform includes our flagship Curodont® products—Curodont® Repair Fluoride Plus, which is currently sold in the United States and generates the vast majority of our revenues, and Curodont® Repair, which is currently sold in our other markets. Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities, establishing a new drill-free restorative category that we believe aligns clinical and economic incentives for patients, dental practitioners and payors. We have accumulated a robust body of scientific evidence over the last 25 years that demonstrates the clinical performance, tolerability and observed outcomes of Curodont®’s underlying technology. Following our U.S. commercial launch in January 2024, we have achieved rapid clinical adoption, and estimate that our products have treated over three-and-a-half million teeth as of June 30, 2026, with our flagship Curodont® products having been sold to over 20,000 of the approximately 110,000 general dental practices in the United States. In the year ended December 31, 2025, and the last six months ended June 30, 2026, we have achieved $30.2 million and $28.6 million in net revenue, representing a year-over-year growth rate of 148.5% and 214.2%, respectively, and gross profit of $22.4 million and $24.7 million, representing a gross margin of 74.2% and 86.4%, respectively. Curodont® Repair Fluoride Plus is distributed in the United States, where it is regulated as an over-the-counter (“OTC”) drug product by the U.S. Food and Drug Administration (the “FDA”) on the basis of its sodium fluoride content. Because Curodont® Repair Fluoride Plus is regulated as an OTC drug product in the United States, the FDA has not made any determination regarding its safety or efficacy.
Tooth decay affects approximately 2.5 billion people globally, according to the World Health Organization. Based on analyses performed by the National Center for Health Statistics and the CDC, approximately 63-65% of the general population in the United States visit the dentist annually. Among children, annual dental visitation rates are even higher, ranging from 80% to 90%. Based on our survey of existing clinical and academic literature and data from our partners, we estimate that approximately 75-85% of the U.S. population has at least one early-stage cavity and such affected patients have, on average, four to five early-stage cavities. Taken together, we estimate this translates to an estimated 1 billion early-stage cavities in the United States alone, representing a TAM for Curodont® of approximately $29 billion. This figure represents the total estimated number of early-stage cavities across the entire U.S. population, including those that we estimate to be undiagnosed among the approximately 35-37% of the population that does not currently visit a dentist. We estimate that our SAM, which represents the subset of addressable early-stage cavities found among patients who visit a dentist at least once per year and whose cavities are currently identified and clinically managed, comprises at least 450 million treatable early-stage cavities, representing a market opportunity of at least $13 billion. Further, we estimate that the increasing adoption of AI-powered cavity detection platforms could expand our market opportunity by more than 30%, driven by both increased identification of early-stage cavities—approximately 30% to 40% higher identification than unaided clinical assessment, based on data from the FDA 510(k) clearance submissions for Overjet and VideaHealth—and higher patient treatment acceptance through AI-enabled workflows, according to data from our partners. Assuming a 100% detection rate of cavities, we estimate that our SAM would be at least $20 billion.
We are disrupting a multi-decade period of technological stagnation in the dental market. Since the introduction of the dental drill in the 1950s, the “watch-and-wait” and “drill-and-fill” treatment options for cavity management have remained fundamentally unchanged, creating a critical therapeutic gap between preventative-only and invasive intervention. In particular, at ICDAS 1 and 2, which refer to early-stage, non-cavitated lesions under the ICDAS, existing treatment options are generally limited to “watch-and-wait” and “drill-and-fill” approaches, which we believe do not adequately address patient needs, resulting in a treatment gap. Our platform closes this gap for such early-stage cavities by providing clinicians with a non-invasive restorative alternative, which we believe can become a new standard of care. Existing professional treatment options for early-stage cavities generally consist of preventative interventions, which are designed primarily to reduce the risk of future decay rather than reverse an established lesion, or invasive procedures, which are appropriate only after more extensive cavitation has occurred. FV, the most widely used professional preventive measure for cavity management, is generally intended to help prevent future cavity formation rather than treat existing disease. As a result, we believe there are currently no commercially available products that directly compete with Curodont® in providing a clinically validated, non-invasive restorative treatment for early-stage cavities. At the same time, our products are intended for use with ICDAS 1 and 2 cavities and may not be suitable for more advanced stages of tooth decay, at which point conventional restorative interventions may be required.
Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities. The Curodont® technology works by penetrating beyond the tooth surface, where it enables minerals present in saliva to migrate into the depth of the lesion—a process which is otherwise naturally constrained. By helping overcome the natural kinetic barriers that would otherwise limit calcium phosphate and fluoride ions to the lesion surface, Curodont® supports mineral penetration into the lesion body, where repair is needed most. These minerals are the building blocks of hydroxyapatite, the crystalline structure that comprises 95-97% of enamel. With these building blocks available inside the depth of the lesion, Curodont® supports the body’s natural ability to use these minerals to form hydroxyapatite, thereby growing and repairing enamel crystals in the depth of the early-stage cavity. This offers a pain-free and drill-free approach for addressing early-stage cavities at the point when prevention is no longer sufficient.
We believe Curodont® can transform the patient and dental practitioner experience and address many of the limitations of conventional treatments by providing the following key benefits:
Patient Benefits:
•	Patient-friendly: needle-free, drill-free and pain-free
•	Non-invasive: natural tooth structure is preserved
•	Clinically validated: extensive clinical evidence supporting performance and tolerability
•	Efficient: up to five-minute treatment duration and single visit procedure
•	Affordable: comparable treatment cost to small, single-surface “drill-and-fill” procedure, with the potential to minimize future costs associated with increasingly invasive procedures
Practice and Dental Practitioner Benefits:
•	New, billable treatment option: alternative to the current treatment options for early-stage cavities (“watch-and-wait” and “drill-and-fill”)
•	Efficient: up to five-minute treatment duration and single-visit procedure, reducing “no show” follow-up appointments
•	Economical: quicker treatment that allows higher revenue per hour of chair time than conventional treatment options

•	Simple-to-use technology: can be performed by a hygienist and requires no extensive or specialized training beyond standard clinical competencies
•	Patient compliance: supports greater patient retention and visit frequency
We have a rigorous, multi-modal evidence compendium that demonstrates the clinical performance, tolerability and economic benefits of Curodont®. This evidence base encompasses randomized controlled trials, systematic reviews, meta-analyses and long-term real-world cohort analyses across both pediatric and adult populations that assess clinically relevant endpoints such as cavity regression, lesion size, radiographic regression and lesion activity. Our scientific evidence has been published in more than 250 publications, including in leading peer-reviewed journals such as the Journal of the American Dental Association, the Journal of Dental Research, Scientific Reports and Clinical Oral Investigations. Across this evidence base, Curodont® has been demonstrated to be highly effective in arresting or reversing early-stage cavities, in many cases after only a single application, including at two- to six-year follow-up periods.
Our commercial strategy is initially focused on driving adoption of Curodont® in the United States and Europe. We commercialize our flagship Curodont® product in the United States through a hybrid model that leverages both our specialized direct sales force and Henry Schein’s extensive sales and distribution platform. While Henry Schein distributes our products and markets them through its sales organization, our direct sales representatives engage directly with DSOs—management entities that provide non-clinical administrative and operational support to affiliated dental practices, enabling group-level contracting, standardized clinical protocols and centralized purchasing decisions—and private practices to educate clinicians, support adoption and generate demand, with dental practices purchasing our products directly from Henry Schein, which processes and fulfills those orders. Our U.S. commercial organization includes key account managers focused on practice acquisition and onboarding an internal sales team focused on repeat purchasing and clinical education specialists providing onsite training and continuing education. As of June 30, 2026, our team consisted of 64 key account managers, 7 internal sales representatives, 11 clinical education specialists and a 9-person marketing team.
Awareness and education remain core pillars of our market development strategy. Although awareness of Curodont® continues to grow, it remains limited, and we are addressing this awareness gap through a dual-pronged approach—institutionalization, with Curodont® currently featured in the curricula of over 50 U.S. and European dental programs, and peer-led advocacy, utilizing a network of key opinion leaders (“KOLs”)—to support clinician education and adoption. We are further expanding our commercial reach by piloting targeted in-office and direct-to-patient marketing to accelerate patient-driven demand. We are also leading a clinical shift among practitioners who are increasingly embracing our philosophy of preserving tooth structure and improving the quality of patients’ lives, whom we refer to as Curodontists®.
We are committed to advancing our Curodont® technology platform through continued innovation, with a strategic focus on next-generation peptides, expanded clinical use cases and the application of AI and ML. We are actively investing in research and development programs, including new oral health indications and products across large and underserved categories, such as later-stage cavities and hard- and soft-tissue solutions. We are also strategically evaluating future applications outside of dentistry.
We have experienced significant revenue growth since we began commercializing Curodont® in the United States in 2024. Our net revenue for the six months ended June 30, 2026 was $28.6 million, representing 214.2% year-over-year growth. The asset-light nature of our business model is a key factor in our gross margin profile. We generated a gross margin of 86.4% for the six months ended June 30, 2026. Our net losses were $27.8 million for the same period and our accumulated deficit was $256.3 million as of June 30, 2026.
Our Key Success Factors
We believe the continued growth of our company will primarily be driven by the following key success factors:
Pioneering a paradigm shift in treating the world’s most prevalent non-communicable disease: tooth decay. Tooth decay is the world’s most prevalent non-communicable disease and is associated with significant pain, tooth loss, increased risk of mortality and substantial healthcare costs.

Historically, there have been limited options to directly treat the early stages of a cavity. As a result, dental professionals are often left with two choices: “wait-and-watch” or “drill-and-fill,” which permanently alters the tooth structure. In contrast to other non-invasive options that are not restorative, such as sealants and silver diamine fluoride (“SDF”), our Curodont® technology platform is both non-invasive and restorative, with an approach that addresses this significant treatment gap. At its core lies proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities. The Curodont® technology works by penetrating beyond the tooth surface, where it enables minerals present in saliva to migrate into the depth of the lesion—a process which is otherwise naturally constrained. By helping overcome the natural kinetic barriers that would otherwise limit calcium phosphate and fluoride ions to the lesion surface, Curodont® supports mineral penetration into the lesion body, where repair is needed most. These minerals are the building blocks of hydroxyapatite, the crystalline structure that comprises 95-97% of enamel. With these building blocks now available in sufficient quantities for meaningful use inside the depth of the lesion, Curodont® supports the body’s natural ability to use these minerals to form hydroxyapatite, thereby growing and repairing enamel crystals in the depth of the early-stage cavity. Curodont® is the only commercially available technology that helps preserve natural tooth structure and enables restoration of hydroxyapatite mineral crystal architecture at depth within damaged native enamel.
Large global market opportunity addressing a significant unmet clinical and patient need. In the United States we estimate that among the population who regularly visit the dentist there are at least 450 million early-stage cavities annually, representing an estimated SAM of at least $13 billion. Our technology is designed to address the unmet needs of all patients, and we believe that it has particular utility in certain patient groups, such as pediatric populations, patients with special needs and those who experience anxiety about invasive dental procedures. In the United States, approximately 65% of the population visits a dentist annually, underscoring the magnitude of our market opportunity. Further, several structural tailwinds support Curodont®’s long-term growth, including the shift toward minimally invasive and restorative treatments, sustainability concerns associated with certain traditional filling materials, accelerating consolidation among DSOs in the United States, increasing patient and payor focus on early intervention and improved healthcare economics, and the convergence of dentistry and AI. We expect AI-powered cavity detection, which has been shown to increase the identification of early-stage cavities by 30% to 40% compared to unaided clinical assessment, and higher patient treatment acceptance through AI-enabled workflows, to further expand the market opportunity for Curodont®. For a discussion of the material assumptions underlying our market opportunity, including AI-powered cavity detection, see “About this Prospectus—Calculation of Our Market Opportunity.”
Establishing a new category with a compelling value proposition for patients, dental practitioners and payors. We are establishing a new restorative category with a value proposition that aligns the interests of patients, dental practitioners and payors. For patients, Curodont® is the first clinically validated, non-invasive, highly effective alternative to “watch-and-wait” and “drill-and-fill,” delivered needle-free, drill-free, pain-free and typically in under five minutes. Our approach is focused on shifting care toward early intervention while improving patient satisfaction, which supports growth in repeat patients as new early-stage cavities emerge. For practitioners, Curodont® creates a new billable procedure with revenue per hour of chair time that is higher than that of conventional approaches (such as “drill-and-fill,” sealants, FV and SDF), driven by time savings and the ability for dental hygienists to perform the procedure. Our growth potential is further reinforced by an expanding network of dental professionals who have undertaken additional product training and are committed to non-invasive, early-intervention dentistry. For payors, Curodont® enables earlier treatment, helping prevent progression to cavitation where “drill-and-fill” becomes the only option, frequently leading to a lifetime of increasingly invasive procedures and increased costs.
Extensive and robust body of scientific evidence supports adoption. We have invested substantially in a rigorous, multi-modal evidence compendium demonstrating Curodont®’s clinical performance, tolerability and economic value across diverse patient populations and care settings. This evidence portfolio includes peer-reviewed publications, controlled clinical trials, real-world outcomes data and economic analyses that have been published in more than 250 publications, including in leading peer-reviewed journals such as the Journal of the American Dental Association, the Journal of Dental

Research, Scientific Reports and Clinical Oral Investigations. Our clinical evidence, including randomized controlled trials, demonstrates Curodont® to be highly effective in arresting or reversing early-stage cavities in many cases after only a single application, including at two- to six-year follow-ups. We believe this evidence base is foundational to our commercial model, and we intend to continue investing in clinical trials and relationships with universities, and dental and dental hygienist schools, to further strengthen our competitive position.
Platform technology protected by a broad intellectual property estate and significant know-how. Our technology platform is protected by a large and expanding portfolio of patents, trade secrets, proprietary formulations, manufacturing know-how and extensive technical expertise, supported by more than a decade of combined research, development and commercialization efforts. As of June 30, 2026, we owned or held rights to 83 issued patents globally, including seven in the United States, with 119 pending applications globally, including five in the United States, along with 187 registered trademarks globally, including 20 in the United States, plus 28 international registrations, each designating in up to 23 countries, of which 310 designations are registered. Beyond this, we operate an asset-light manufacturing model through a network of carefully selected specialized third-party manufacturers and suppliers with significant production capacity, leveraging deep specialized expertise across the entire production chain, including peptide synthesis, formulation development, peptide-stable packaging and delivery systems and finished goods assembly. We believe the combination of our intellectual property estate, proprietary formulation and specialized asset-light manufacturing process, clinical evidence base and first-mover position creates a durable competitive advantage.
Visionary Founders with a proven track record of value creation and rooted in clinical practice, education and scientific innovation. Dr. Haley Abivardi and Dr. Goly Abivardi—our Founders and Co-CEOs—are experienced dentists and serial entrepreneurs who have built and scaled multiple healthcare businesses across geographies, bringing deep expertise in clinical practice, operating global healthcare companies, financial strategy and regulatory affairs. They are guided by the belief that oral health is fundamental to overall health and that earlier intervention can preserve both. Our Founders are at the forefront of leading a global shift in clinical thinking toward preserving natural tooth structure whenever possible. This philosophy has created a growing community of dental professionals (whom we refer to as Curodontists®) around our “Save Teeth, Save Lives” ethos. Our Founders’ experience includes operating a pediatric dental clinic in Switzerland serving underserved communities, building and operating a dental hygienist school with an in-house research function and founding Swiss Smile—an innovative, category-defining DSO focused on “fear-free” dentistry that became a highly successful dental clinic group. Since founding vVARDIS, our Founders have built a global organization with an experienced management team, scaled commercial and R&D capabilities, and established partnerships with a leading distributor, specialized manufacturers, DSOs and dental AI diagnostics companies. We believe this combination of chairside expertise, deep customer insight and demonstrated scaling experience supports continued execution and durable growth.
Our Growth Strategies
We believe that we are well-positioned for continued rapid growth driven by the following strategic levers:
Continue to build a commercialization infrastructure with specialized direct sales, clinical education and marketing teams that support a strategic distributor partnership in the United States. We are working to build a best-in-class U.S. commercial organization combining a specialized direct sales force with a strategically chosen exclusive distribution partnership with Henry Schein to achieve both broad market coverage and deep account-level penetration. As of June 30, 2026, we have sold our flagship Curodont® product to more than 20,000 dental practices in the United States.
Our commercial model is organized around key account managers responsible for acquisition and onboarding of new dental practices, who work alongside Henry Schein’s sales representatives to drive customer engagement and product adoption, with all product sales and distribution fulfilled through Henry Schein. We also have a dedicated internal sales function focused on converting new customers to repeat customers, and a clinical education team driving training, utilization and long-term consumption growth. As of June 30, 2026, our team consisted of 64 key account managers, 7 internal sales representatives, 11 clinical education specialists and a 9-person marketing team. We intend to continue strategically expanding our U.S. commercial team to support our growth objectives and achieve broad coverage across the approximately 110,000 general dental practices in the United States.
Promote awareness among dental practitioners, patients and payors to accelerate adoption of Curodont®. Despite the strong clinical case for Curodont®, awareness of our technology and treatment modality, while growing, remains limited and is, thus, a key growth lever. Our research indicates that a minority of clinicians and few patients are aware of Curodont®’s many benefits, and we are working to close this gap. In particular, we are building a peer-led network of KOLs, including nationally recognized clinicians who provide continuing education, engage with new and repeat customers, and support clinical adoption of workflows that incorporate our Curodont® technology platform. We also continue to collaborate with a growing number of universities, including U.S. and internationally renowned dental and hygienist schools, that have incorporated Curodont® into their curricula as the standard of care, training dental and hygienist students on its clinical use and value as these graduates enter practice. For patients, we are purposefully investing in marketing the benefits of Curodont® in dental office waiting rooms as well as chair-side to increase awareness of our products with the strong support of leading DSOs. Beyond strategically engaging dental practices, we are also evaluating leveraging a broad-based, direct-to-patient marketing strategy, including social media and TV, to further increase awareness of Curodont®. Additionally, we intend to target the pediatric segment, which represents a large and significantly underserved patient population and is consistent with our mission and vision, as well as presents a compelling growth opportunity. For payors, we are leveraging our economic impact analysis and reimbursement data, including Medicaid coverage already established in a growing number of states, to support and accelerate coverage decisions across both public and private channels.
Capitalize on the growing adoption of AI-driven technology to expand the market opportunity of Curodont® in dental practices. We believe the integration of AI-powered diagnostic tools with Curodont® represents a significant growth opportunity, creating a powerful and self-reinforcing flywheel that can drive both the sourcing of new patients and patient acceptance of early-stage cavity treatments, including Curodont®. AI-enabled detection and diagnosis can improve identification of early-stage cavities that have historically gone undiagnosed or untreated until progression to more advanced disease, expanding our addressable market. To capitalize on this opportunity, we have developed an AI vendor-neutral partnership strategy and have established collaborations with leading established AI vendors in the dental space to target dental practices and drive greater cavity detection and clinical utilization of Curodont® through AI-enabled software solutions.
These collaborations are intended to integrate or align AI-enabled diagnostic capabilities with clinical workflows and treatment planning processes that support the identification and treatment of early-stage cavities using Curodont®. In the case of VideaHealth and Pearl, we are collaborating to pair their AI-enabled radiographic detection capabilities with clinical education, workflow integration and practice-level implementation initiatives intended to help dental professionals identify early-stage cavities and consider non-invasive treatment with Curodont® at an earlier stage. In the case of Henry Schein One, we are collaborating to integrate Curodont® treatment planning into Dentrix Ascend, its cloud-based practice management platform, so that when AI-enabled diagnostic tools identify early-stage cavities in a patient’s dental imaging, the software can prompt the clinician to add Curodont® to the treatment plan and provide chairside patient education content. These collaborations are part of our vendor-neutral strategy, under which we seek to work with multiple AI providers rather than relying on a single platform, which we believe expands our potential reach across dental practices using different software and diagnostic systems. Although these collaborations remain at an early stage and there can be no assurance regarding the extent or timing of broader commercial adoption or the ultimate benefits of these initiatives, early pilot data from certain participating practices in our existing collaborations have demonstrated promising results, including an approximately three-fold increase in Curodont® treatments at participating dental practices utilizing AI-enabled diagnostic solutions.
Expand our global commercial footprint. While the United States represents our near-term commercial focus, we believe Curodont® can offer compelling benefits to the large population of patients suffering from early-stage cavities worldwide. We already have a presence in select other markets, including the United Kingdom and certain other European countries. As we continue to expand globally, we plan to pursue additional clinical trials to support regulatory submissions across different regions. These trials will also help reinforce clinical adoption and strengthen our engagement with local healthcare providers and KOLs. We continue to evaluate various international markets in a disciplined manner using well-defined criteria. We plan to selectively pursue marketing authorizations and engage in market access initiatives in regions in which we see significant market opportunity. We believe that these efforts position us to thoughtfully scale Curodont®’s global footprint while maintaining focus on markets with the greatest near-term potential.
Continue leveraging our Curodont® technology platform to further expand our product offering. We are investigating applications for our Curodont® technology platform beyond early-stage cavities and into a broader set of oral-health conditions. We are actively investing in R&D programs through a staged approach designed to extend our platform into new disease states, clinical indications and end markets, building on our foundational science, manufacturing infrastructure and extensive clinical evidence base. Beyond our immediate commercial opportunity in early-stage cavities with our flagship Curodont® products, we are researching additional indications for existing products as well as opportunities for new products across multiple large and underserved categories within oral health, including later-stage cavities and hard- and soft-tissue solutions. We are also strategically evaluating future applications outside of dentistry.
Market Overview
Our Addressable Market in Early-Stage Cavities
Tooth decay is the world’s most prevalent non-communicable disease, affecting approximately 2.5 billion people worldwide. In the United States, we estimate that approximately 75-85% of the general population has at least one early-stage cavity, with a large proportion of the $189 billion in dental spend in 2024 tied to the diagnosis, treatment and management of the disease and its long-term consequences. Untreated cavities are associated with significant pain, tooth loss, increased risk of infection and substantial financial burden and have also been associated with a 26% increased risk of all-cause mortality. Despite this prevalence, the clinical management of early-stage cavities has seen virtually no meaningful therapeutic innovation in decades.
The image below presents potential long-term dangers associated with untreated cavities.
The Hidden Dangers of Untreated Cavities

(1)
Source: Liu J, et al., “Global, regional, and national burden of untreated dental caries from 1990 to 2019: a systematic analysis for the Global Burden of Disease Study 2019.” Int J Epidemiol. 2022; 51(4):1291–1303.

In the United States, we estimate that there are currently between 900 million and 1 billion untreated early-stage cavities, representing a TAM of approximately $29 billion. This figure represents the total estimated number of early-stage cavities across the entire U.S. population, including those that we estimate to be undiagnosed among the approximately 35-37% of the population that does not currently visit a dentist. Our TAM therefore represents a theoretical measure of the full scope of early-stage cavity burden in the United States, irrespective of whether the patient is currently under clinical care. We define our SAM as the subset of early-stage cavities found among patients who visit a dentist at least once per year and whose cavities are currently identified and clinically-managed—whether through active treatment or the prevailing “watch-and-wait” protocol. Our SAM therefore represents the portion of the total market that is currently accessible through existing clinical channels and conventional diagnostic methods. We estimate our SAM to be at least 450 million treatable early-stage cavities, corresponding to a market opportunity of at least $13 billion. Further, we believe the continued adoption of AI-powered diagnostic tools, which has the potential to increase early-stage cavity identification by 30-40% relative to unaided clinical assessment, can meaningfully expand our SAM estimates. For a discussion of the material assumptions underlying our market opportunity, including AI-powered cavity detection, see “About this Prospectus—Calculation of Our Market Opportunity.”
Further, while our initial focus is on the U.S. market, we believe Curodont® can offer compelling benefits to the large population of patients worldwide suffering from early-stage cavities. We are currently in the early stages of commercialization across the United Kingdom and several other European markets, and plan to selectively engage in other attractive international regions in which we see significant market opportunity.
Beyond our immediate commercial opportunity with Curodont®, we continue to research new indications as well as opportunities for new products across multiple large and underserved categories within oral health. The underlying science of our technology may also enable future applications outside dentistry. We believe these opportunities could meaningfully expand our TAM and SAM.
How Cavities Develop: The Patient Journey and Detection
Cavities begin with a process that is invisible to the naked eye and, in most cases, entirely painless. Acid-producing bacteria that naturally inhabit the mouth feed on dietary sugars and produce acids that progressively dissolve the mineral structure of tooth enamel. Enamel is the hard, protective outer layer of the tooth that consists of 95-97% hydroxyapatite, a crystalline calcium phosphate mineral whose natural capacity for self-repair is severely limited, particularly in deeper regions of a cavity. This demineralization process is gradual and cumulative: in its earliest stages it produces microscopic softening beneath the enamel surface that is detectable only through diagnostic tools, before progressing to a visible white-spot lesion on the enamel surface, then to a cavity that has broken through the tooth surface, and ultimately, if left untreated, to involvement of the underlying dentin and pulp, which can lead to severe toothache, infection and tooth loss.
For most patients, the first and often only opportunity to detect and intervene on an early-stage cavity occurs during a routine dental visit. During a typical visit, the dentist or hygienist evaluates the patient’s teeth for new or developing cavities using visual examination and radiographic imaging. The traditional treatment option for a large proportion of early-stage cavities is the application of preventative FV and placement on a “watch-and-wait” protocol, given that “drilling-and-filling” early-stage cavities often results in the unnecessary destruction of healthy tooth enamel adjacent to the cavity. Published literature describes early, pre-cavitated lesions as often being managed through observation or “watch and wait,” with limited intervention options outside FV, oral hygiene measures and other non-invasive approaches. For example, a 2023 fiscal impact analysis published in the Journal of the American Dental Association estimated that 60% of initial lesions received no treatment, while 40% were treated with surface restorations.
Conventional early-stage cavity treatment protocols place significant burdens on patients and families. According to Naavaal, unplanned dental visits in the United States, contributed to an estimated 34 million missed school hours and 92 million lost work hours annually. For many patients, drilling also heightens anxiety, often as result of the common fear of needles. Costs can be especially high when general anesthesia is required, with average expenditures reaching over $7,000 for pediatric patients in certain hospital settings, according to Rashewsky—an impractical expense for routine care. Societal cost is compounded by the approximately 300,000 pediatric dental sedations that occur annually in the United States, according to Houpt. Repeated cavity treatments and follow-up visits add to both the financial and time burden. This has contributed to widespread dental anxiety and reluctance to seek regular dental care. For example, in the United States, more than 20% adults have skipped dental care due to anxiety, with fear of pain or discomfort being the top reason, according to Delta Dental.

Disease Progression and The Early-Stage Treatment Opportunity
The ICDAS classifies cavities on a scale from 0 to 6, with scores of 1 and 2 denoting early-stage cavities—that is, the surface integrity of the tooth remains intact and the cavity retains the structural architecture necessary for physiologic remineralization. At ICDAS scores of 1 and 2, the enamel matrix has been demineralized at the cavity front, but the remaining surface layer remains relatively intact, creating a biological window during which a therapeutic intervention capable of penetrating the cavity and promoting mineral redeposition could achieve clinically meaningful arrest or reversal of the disease.
As the cavity advances beyond ICDAS score 2 and approaches later stage cavitation (at ICDAS scores of 3 and above), the structural integrity of the enamel surface is compromised and remineralization alone is no longer clinically sufficient. At this stage, invasive intervention becomes the only currently viable treatment option and the patient often faces a cycle of increasingly invasive treatment: a filling is placed, which eventually fails or fractures, necessitating a larger filling, which in turn may require a crown, root canal therapy and potential extraction. The ultimate economic impact is a compounding cost burden that will escalate per tooth, as the invasive treatment cycle culminates in tooth loss and replacement.
Despite the clear clinical and economic value of treating cavities at the earliest detectable stage, the prevailing treatment option for early-stage cavities remains “watch-and-wait”—active monitoring without therapeutic intervention. This approach reflects both a clinical preference to preserve healthy tooth structure and reluctance to devote scarce, costly chair time given that, until recently, there were no other effective therapeutic options commercially available to help preserve natural tooth structure and enable restoration of enamel crystal content at depth within established early-stage cavities.
The images below depict the early development of cavities and current treatment options for such early-stage cavities.
Early Cavities Development and Traditional Approaches

Panel 1: A healthy tooth showing intact enamel, dentin and pulp, with no signs of demineralization or cavitation. Panel 2: Following bacterial attack, mineral loss begins just below the tooth surface. At this stage (depths of up to approximately 25 microns), the cavity is sub-surface and not yet cavitated. Panel 3: Traditional FV application can drive superficial remineralization at this early stage, reversing the sub-surface mineral loss before cavitation occurs. Panel 4: Where traditional prevention fails, the cavity extends deeper into the tooth structure. Traditional FV cannot penetrate to this depth, so the cavity continues to progress. Panel 5: The cavity progresses further, extending beyond the surface and into the enamel (between 25 and 2,500 microns), a stage of cavitation that becomes visible on x-ray. Panel 6: Once cavitation has progressed into the enamel, current treatment options are either to “watch-and-wait,” which increases the risk of serious diseases that may occur as a result of untreated cavitation, or to “drill-and-fill,” which may fill the cavitation but unnecessarily remove adjacent health tooth structure as a consequence of the drilling. This can be considered to be the start of the “death spiral” of increasingly invasive treatments.
Current Treatment Landscape and Its Limitations
The clinical treatment options available for early-stage cavities before Curodont® can be broadly organized into preventative and invasive treatment categories, neither of which is restorative or adequately addresses the early-stage cavity treatment gap.

The image below presents the so-called “death spiral” of increasingly invasive treatments resulting from the “drill-and-fill” approach.

In many ways, the treatment of cavities today resembles that of the Middle Ages because, in many situations, the response to a cavity remains removing decayed portions of the tooth rather than restoring the tooth itself. Curodont® introduces a new paradigm in oral health: longevity. It enables dentistry to move beyond repeatedly replacing damaged tooth structure toward preserving and biologically rebuilding the natural tooth in early-stage cavities—helping patients maintain their natural teeth for longer.
The current approach to the treatment of cavities is divided into preventative treatments and invasive treatments, leaving a treatment gap in the lifecycle of cavity development. The image below shows the stages of tooth decay based on the ICDAS from ICDAS 0 (left-most) to ICDAS 6 (right-most). At ICDAS 1 and 2, the current treatment options are “watch-and-wait” and “drill-and-fill” do not adequately address patient needs, resulting in a treatment gap.
Closing the Treatment Gap for Early-Stage Cavities

Preventative Treatments
FV is the most widely used professional preventative measure for cavity management. It is applied topically to arrest surface demineralization by creating a reservoir of fluoride ions at the outermost enamel surface. However, FV operates exclusively at the enamel surface and cannot penetrate to the depth of an established cavity front. As a result, it is ineffective for arresting or reversing cavities and is generally recommended as a preventative measure against future cavities initiation rather than a treatment for existing disease.

SDF is a topical treatment that can arrest the progression of active cavities by inhibiting bacterial activity and promoting remineralization. However, SDF is well known to permanently stain treated decayed tooth structure black, substantially limiting patient acceptance, particularly for visible teeth. In addition, SDF does not restore the appearance or structure of the affected tooth and is generally used to arrest cavity progression rather than restore enamel integrity or reverse early-stage cavities. As a result, its use has been primarily limited to selected patient populations, such as pediatric, geriatric or special-needs patients, where avoidance of restorative treatment may outweigh aesthetic considerations.
The images below highlight certain of the aesthetic disadvantages to SDF.

Left-most and middle images: A case with extensive cavities, both cavitated and non-cavitated treated with SDF. The left-most image shows early cavities pre-treatment, while the middle image shows the post-treatment aesthetic effects of SDF. Source: CHU CH, Lee AH, Zheng L, Mei ML, Chan GC. Arresting rampant dental cavities with silver diamine fluoride in a young teenager suffering from chronic oral graft versus host disease post-bone marrow transplantation: a case report. BMC Res Notes. 2014 Jan 3; 7:3. Right image: Non-cavitated and partially cavitated cavities treated with SDF. Source: Crystal YO, Niederman R. Evidence-Based Dentistry Update on Silver Diamine Fluoride. Dent Clin North Am. 2019 Jan;63(1):45-68. The teeth marked with orange dots show early-stage cavities that were treated with SDF.
Dental sealants are a resin-based preventative option applied to the occlusal surfaces of posterior teeth to create a physical barrier against accumulation of food particles and bacterial colonization. These surface-level interventions by design cannot treat existing early-stage cavities, particularly those between the teeth, where a large majority of the early-stage cavities are located and as a result, are applicable only to intact pit and fissure surfaces.
Invasive Treatments
When cavities develop, the clinical options are SDF (which is used to arrest existing cavities and, in certain patients, to help prevent the development of new cavities), fillings (for example, composite or amalgam restorations placed following drilling of the late-stage cavity) and, for more advanced disease, crowns and root canal treatment. While SDF may arrest cavity progression without removing tooth structure, other treatments permanently remove healthy tooth structure, are irreversible and initiate the cycle of increasingly invasive treatments described above. While clinically appropriate for late-stage cavities, they are not suitable for early-stage cavities. In addition, fillings can create areas where bacteria accumulate, increasing the risk of recurrent cavities and the need for additional, more invasive treatments over time.
Under-Detection — Amplifying the Treatment Gap
We believe the limitations of the above existing treatment options explain why the current treatment for early-stage cavities have defaulted to observation rather than treatment. Further compounding this treatment gap is the structural challenge of systematic under-detection: traditional clinical assessment is unable to identify a substantial portion of early-stage cavities, particularly on interproximal surfaces, meaning that a large number of treatable early-stage cavities are never diagnosed. AI-powered cavity detection platforms, while still in the early adoption phase, have emerged as a transformative tool for closing this detection gap. We believe AI can play a critical role not only in the detection of early-stage cavities but also in improving patient acceptance of proposed treatments when early-stage cavities are detected, especially as the accuracy and availability of these technologies continues to improve.
In summary, the current treatment landscape leaves patients, practitioners, and payors without a viable restorative solution when it matters the most: when the disease is still in its early stage, reversible and most efficiently treatable. Preventative options lack the clinical ability to arrest or reverse an established cavity; invasive options are destructive of heathy tooth structure and costly to deploy before cavitation has occurred; and under-detection means a large portion of cavities are never treated unless they have progressed.
Our Solution
We have developed our proprietary Curodont® platform based on a peptide-enabled technology that facilitates a biomimetic process of mineral crystal formation within early-stage cavities—a process that mimics the mechanisms underpinning the way nature builds enamel. We believe the convergence of the limitations described above defines the clinical white space that our Curodont® platform was purposefully built to address.
Our flagship Curodont® products are based on proprietary, peptide-containing formulations that complement the patient’s natural biology to help it stop the progression of early-stage cavities, preserve natural tooth structure and repair damaged enamel in early-stage cavities. The Curodont® technology works by penetrating beyond the tooth surface, where it enables minerals present in saliva to migrate into the depth of the lesion—a process which is otherwise naturally constrained. By helping overcome the natural kinetic barriers that would otherwise limit calcium phosphate and fluoride ions to the lesion surface, Curodont® supports mineral penetration into the lesion body, where repair is needed most. These minerals are the building blocks of hydroxyapatite, the crystalline structure that comprises 95-97% of enamel. With these building blocks available inside the depth of the lesion, Curodont® supports the body’s natural ability to use these minerals to form hydroxyapatite, thereby growing and repairing enamel crystals in the depth of the early-stage cavity, without the need for injections and invasive procedures, establishing a new category of drill-free restoration when traditional prevention has failed.

Our flagship Curodont® product in the United States also contains fluoride. Fluoride is a mineral that, like the minerals naturally present in saliva, is kinetically constrained from migrating into the depth of an early-stage cavity. This results in the effects of fluoride being predominately limited to the tooth surface, even when bombarded with the high doses of fluoride present in fluoride varnish. Curodont®, however, such as it does with the minerals naturally present in saliva, facilitates the absorption of fluoride beyond the tooth surface and into the depth of the lesion. This enables the small dosage of fluoride present in the formulation to act inside the depth of the early-stage cavity. Once inside the lesion, the fluoride carries out its well-known and recognized anticavities drug effects, which it achieves by enhancing the natural crystallization kinetics and by increasing the acid resistance of the repaired enamel crystals.
The clinical application of our flagship Curodont® products is a non-invasive, drill-free, needle-free process that can be completed chairside in five minutes or less. Because the procedure is simple, standardized and requires no anesthesia, specialized equipment or extensive training, it can be administered by both dentists and dental hygienists and fits within a single standard hygiene or check-up appointment.

Curodont® is supplied as a compact, shelf-stable, all-in-one kit that integrates seamlessly into routine clinical workflows. Each box can be stored at room temperature for 34 months and is easily applied. A simple instruction card details the step-by-step clinical protocol for tooth preparation, etching and product activation. Curodont® is designed for a single application per early-stage cavity as a non-invasive treatment intended to arrest or reverse the lesion.

We believe the differentiated characteristics of Curodont® deliver a compelling value proposition for patients, dental practitioners and payors by enabling early, non-invasive treatment of tooth decay. A 2023 fiscal impact analysis published in the Journal of the American Dental Association concluded that in a modeled scenario the use of Curodont® for early cavities increased payor savings, was efficient and profitable for clinics and beneficial for patients.
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A treatment that helps preserve the tooth from the outset. Because Curodont® is entirely non-invasive, clinicians no longer need to adopt a prolonged “watch-and-wait” approach to early-stage cavities or resort to drilling, which removes healthy tooth structure. Instead, treatment can begin immediately at detection without committing the tooth to a cycle of increasingly invasive treatments that historically begin with the first drilling.

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A non-invasive experience that addresses dental anxiety and makes patients of all ages more likely to return. By eliminating drilling, needles and anaesthesia, our flagship Curodont® products, which are non-staining and tasteless, offer a fundamentally different patient experience that we believe can meaningfully reduce dental anxiety and encourage existing patients to return for regular check-ups in order to pursue a drill-free life. We believe this superior experience is itself an adoption driver, as patients who might otherwise defer dental care become more willing to seek, accept and return for treatment. Our market research indicates that a meaningful share of patients presented with the benefits of Curodont® would consider switching dentists to get access to our flagship Curodont® products.

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A treatment that frees up chair time and benefits the dental practice. Because the procedure typically takes five minutes or less and can be delegated to a dental hygienist—compared with the 30-plus minutes typically required for “drill-and-fill” performed by a dentist—Curodont® frees a significant amount of dentist chair time that can be redeployed to higher-value procedures, leading to potentially higher revenue per hour of chair time than conventional early-stage treatments.

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An affordable solution that is economically beneficial for patients in the long-term. While we continue to pursue broader reimbursement coverage from public and private payors, we believe based on our real-world data that many patients are willing to pay for Curodont® out of pocket due to its comparatively low retail price (comparable to a small, single-surface “drill-and-fill” procedure). In addition, the long-term savings of Curodont®s early intervention are significant as drill-and-fill is more likely to result in an irreversible cycle of increasingly expensive follow-on treatments. Curodont® is billed under CDT code D2991 and is currently covered in part by a number of state Medicaid programs and commercial payors.
In particular, as demonstrated in the chart below, given its price to patients, costs to the dental practice and the duration of treatment, Curodont® has the potential to deliver significantly higher hourly profits than alternative treatment options for early-stage cavities.
Illustrative Maximum Profit Per Hour Per Clinician

Note: For illustrative purposes only and not intended as a projection, forecast or guarantee of the financial performance, profitability or operating results of any dental professional or dental practice. Illustrative maximum profit per hour is calculated as profit per treatment multiplied by maximum treatments per hour, assuming 100% chair utilization and consecutive patient appointments. The information does not reflect preparation, operatory turnover, cleaning, sterilization, patient intake, diagnosis, treatment planning, documentation, billing, collections or other administrative time between appointments, and does not reflect patient cancellations, no-shows, scheduling gaps or other downtime. The information also excludes occupancy, equipment, insurance, training, taxes, payment processing costs, general overhead and other practice expenses and therefore should not be viewed as a measure of actual profit, operating income or net income. Assumed prices are based on internal estimates or averages and may not be representative of, or applicable to, all markets, geographies, providers, practice types or patient populations in which we operate. Actual pricing, reimbursement, costs, treatment duration, utilization and financial results may vary materially based on geography, market conditions, payer mix, provider experience, practice economics, patient circumstances, treatment complexity, clinical protocol and other factors. Comparative treatment options are not necessarily clinically equivalent or interchangeable, and the appropriate course of treatment in any particular case is determined by the treating dental professional based on the patient’s individual clinical circumstances. Accordingly, actual results may differ materially and may be substantially lower than those illustrated. Source: Internal company estimates.
Clinical Results and Economic Evidence
The clinical performance and tolerability of our flagship Curodont® products have been extensively demonstrated. Our body of evidence spans over 250 scientific publications that include multiple peer-reviewed, randomized, controlled clinical trials, systematic reviews and meta-analyses, observational studies and in vitro studies. Curodont®’s ability to help safely repair early-stage cavities and enable the restoration of tooth structure has been published in highly reputed journals such as the Journal of the American Dental Association, the Journal of Dental Research, Scientific Reports and Clinical Oral Investigations.
Due to the significant academic and clinical interest in the treatment of early-stage cavities, the published body of evidence relating to our flagship Curodont® products includes studies sponsored by us (including our wholly owned subsidiary, Credentis AG), investigator-initiated studies conducted independently of us and studies evaluating earlier generations of the flagship Curodont® products. These studies were conducted over an extended period of time across different countries, clinical settings, patient populations, investigators and study designs. Accordingly, they were not all designed with the same endpoints, endpoint assessments, sample sizes, statistical powering or other methodological features. Nevertheless, we believe that, taken as a whole, this body of evidence provides a consistent and credible assessment of the clinical profile of Curodont®. The key clinical trials highlighted below were selected because we believe they are representative of this broader body of evidence and were conducted in accordance with rigorous scientific and ethical standards, including registration on public clinical trial databases, such as ClinicalTrials.gov, where applicable, and review by independent ethics committees.

Products marketed under the OTC Monograph framework are not subject to FDA pre-approval. As a result, when a product such as Curodont® Repair Fluoride Plus is marketed pursuant to the OTC monograph process, the FDA does not approve its labeled intended use under either an NDA or an ANDA based on the FDA’s independent assessment of safety and efficacy. Formal regulatory determinations regarding safety and effectiveness remain within the authority of the FDA and applicable foreign regulators. Accordingly, the authors’ analyses and conclusions should not be viewed as implying such a regulatory assessment or determination. At the same time, we believe the breadth and depth of published clinical evidence supporting Curodont® provides important scientific support for understanding its clinical performance and contributes meaningfully to the ongoing adoption of our flagship Curodont® products as the standard-of-care for early intervention in cavity management.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement
Godenzi et al., 2023 / Journal of American Dental Association
Authors: D. Godenzi, C. Bommer, M. Heinzel-Gutenbrunner, J. Horst Keeper and K. Peters

Institution: School Dental clinic (Schulzahnklinik), Chur, Switzerland

Timeframe: From May 2015 to October 2020

Study design: Retrospective cohort analysis

Sample size: 405 early-stage lesions in 219 pediatric patients (average age range: 10-19 years)

Description: The retrospective cohort analysis assessed, using bite-wing x-rays, the effect of Curodont® Repair on 405 early-stage cavities on proximal surfaces of permanent teeth in 219 patients in a public pediatric practice. The lesions were treated with Curodont® Repair followed by once-per-week application of one tube of Curodont® Protect. Changes in stage of cavitation and restoration were assessed over follow-ups ranging between 0.4 and

At the last available follow-up, no progression (reduction of or no change in severity) was seen in 93% of the treated lesions. Regression occurred in 37-40% of the lesions, with the rate of regression being similar regardless of its initial depth of the lesions. In lesions with a long term follow-up (>2 years), over 90% of the lesions did not cavitate. No serious adverse events were reported.

Authors included Claudine Bommer, a former employee of vVARDIS, and Jeremy Horst Keeper, who was director of clinical innovation at CareQuest Innovation Partners (“CareQuest”). CareQuest was party to a collaboration agreement with vVARDIS regarding deployment and access support for our products in the United States. Costs of statistical analysis, ethics committee fee and mailing costs were paid by vVARDIS.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement
5.5 years. Results were measured by radiographic assessment of lesion progression, regression and cavitation status using standardized bite-wing x-rays.

Bröseler et al., 2020 / Clinical Oral Investigations
Authors: F. Bröseler, C. Tietmann, C. Bommer, T. Drechsel, M. Heinzel-Gutenbrunner and S. Jepsen

Institution: Dental practice in Aachen, Germany

Timeframe: From October 2012 to October 2015

Study design: Randomized, controlled double-blinded split-mouth clinical trial

Sample size: 88 lesions in 36 patients (average age range: 15-27 years)

Description: The clinical trial compared the efficacy of Curodont® Repair to FV in the treatment of early-stage lesions on buccal surfaces of permanent teeth (“White Spot Lesions”). Subjects presenting at least two clinically affected teeth were treated at day 0 and day 90 with Curodont® Repair or FV (for the control group). At day 180, FV was applied on all study lesions. Cavity assessment was done with standardized photographs at days 0, 30, 90, 180 and 360 and blindly morphometrically assessed followed by

HLM analysis showed a significant difference between Curodont® Repair and FV at all follow-up visits, indicating a statistically significant decrease in sizes of lesions treated with Curodont® Repair and stabilization of control lesions (p = 0.001). More rapid and greater decrease in VAS scores was observed in the test group than in the control group, indicating cavity regression in the test group and a tendency of arrest with slight trend toward remineralization in the control group. Additionally, the second application of Curodont® Repair was found to provide no significant benefit, as the cavity regression primarily occurred in the first three months. The authors concluded that Curodont® Repair is the first cavity treatment approach aiming to regenerate decayed enamel by initiating the formation of de novo hydroxyapatite in the depth of early cavities, adding a new advanced therapy option for cavities. Adverse events were not monitored as a study endpoint in this study.

Credentis AG served as the primary sponsor of the study, providing monetary support and participating in the study’s plan and design.

Authors Frank Bröseler, Christina Tietmann and Monika Heinzel-Gutenbrunner received compensation from Credentis AG for the work performed within the clinical study in line with standard industry practice. Claudine Bommer was an employee of Credentis AG at the time of the study.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement

hierarchical linear modelling (“HLM”) to compare the decrease in size between test and control groups. The visual analog scale (“VAS”) and Global Impression of Change Questionnaire were used as clinical assessments.

Alkilzy et al., 2018 / Journal of Dental Research
Authors: M. Alkilzy, A. Tarabaih, R.M. Santamaria and C.H. Splieth

Institution: University of Greifswald, Germany

Timeframe: From February 2013 to April 2014

Study design: Randomized controlled clinical single-blinded trial

Sample size: 70 patients (average age range: 7-13 years)

Description: The clinical study investigated the safety and clinical efficacy of Curodont® Repair for treatment of early-stage cavities on occlusal surfaces of erupting permanent molars. Subjects were randomized to receive either Curodont® Repair and FV or FV alone. Cavities were assessed at baseline and at three and six months with laser fluorescence (“DiagnoDent”), a visual analog scale, the ICDAS system and Nyvad cavity activity criteria. Intention-to-treat analyses were performed, and

Compared with FV, Curodont® Repair and FV showed statistically significant improvement in all outcomes at three and six months. The laser fluorescence readings (p = 0.015) and visual analog scale scores (p < 0.0001) were significantly lower for Curodont® Repair and FV, showed regression in the ICDAS index (p = 0.018) and inactivation of lesions (80% with the test group and 34% in the control group; p < 0.0001). No adverse events occurred. Statistical significance was demonstrated across all primary and secondary endpoints.

The authors concluded that the biometric approach facilitated by Curodont® Repair and FV is a simple, safe and effective non-invasive treatment for early cavities that is superior to the presently used gold standard of fluoride alone. This could avoid additional loss of healthy hard tissue during invasive restorative treatments, potentially enabling longer tooth life and thereby lowering long-term health costs.
This work was financially supported in part by Credentis AG. Credentis AG had no role in study design, data collection, data analysis, data interpretation or writing of the report.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement
safety and clinical feasibility of the treatment approaches were assessed.
Shaalan et al., 2024 / Clinical Oral Investigations
Authors: O. Shaalan, K. Fawzy El-Sayed and E. Abouauf

Institution: Cairo University, Egypt

Timeframe: From October 2021 to June 2022

Study design: Randomized controlled double blind clinical trial

Sample size: 58 lesions in 28 patients (average age range: 18-25 years)

Description: The clinical trial compared the effect of Curodont® Repair Fluoride Plus to that of FV with calcium phosphate (“FV-CP”) on White Spot Lesions. Cavity assessment was done at one, three and six months using Diagnodent.

Laser fluorescence scores significantly improved in both groups over time (p < 0.05). At three and six months, Curodont® Repair Fluoride Plus demonstrated statistically lower laser fluorescence readings in comparison to FV-CP (p < 0.05). There was 60% less risk for cavities progression for Curodont® Repair Fluoride Plus when compared to FV-CP after six months. At six months, Curodont® Repair Fluoride Plus led to complete reduction in sizes of 65.5% of the treated lesions, while the rest showed reduction to a lower severity grade.

FV-CP led to complete reduction in 13.8% of cases, partial reduction in 82.8% of cases while 3.4% showed no change. Statistical significance was demonstrated (p < 0.05). Curodont® Repair Fluoride Plus showed a higher potential of restoring lost minerals in early cavities than FV over a six-month period. Adverse events were not monitored as a study endpoint in this study.
Credentis AG provided no financial or other support for this study.

Cowen et al., 2025 / Dental Advisors	Authors: M. Cowen, M. Gilmartin and J.M. Powers Institution: Dental advisor, United States	Within two weeks, a statistically significant increase in mineral density was seen (p<0.001), with an average increase in mineral density of 14.3%. Increase in mineral density was observed throughout	This research was financially supported by vVARDIS. vVARDIS also participated in the planning of the study including its design and review of the results.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement

Timeframe: From January 2025 to February 2025

Study design: In vitro study

Sample size: Three human enamel samples

Description: This study evaluating the effect of one application of Curodont® Repair Fluoride Plus on the average mineral density of artificial early-stage lesions using Micro-CT and Scanning Electron Microscopy. Lesions were measured at two weeks.

the full depth of the lesion. Using the Scanning Electron Microscopy analysis, crystals seen in depth and near the surface of the lesion appeared fully fused with sound enamel.

Adverse events were not monitored as a study endpoint in this study.

Welk et al., 2020 / Scientific Reports
Authors: A. Welk, A. Ratzmann, M. Reich, K.F. Krey and Ch. Schwahn

Institution: University of Greifswald, Germany

Timeframe: From September 2013 to January 2019

Study design: Randomized controlled split-mouth clinical trial

Sample size: 23 patients (average age: 15.4 years)

Description: The clinical trial aimed to evaluate the effect of Curodont® Repair for the treatment of post-orthodontic early cavities on White Spot Lesions in patients with at least two affected teeth. The test teeth were treated with Curodont® Repair on day 0 while the control

On the impedance measurements, significantly greater cavity regression was seen at all follow-up visits for the test group, than for the control group (p<0.001). At day 180, the cavities had regressed into the very outer enamel. On morphometric assessment, test group lesion sizes reduced significantly (p=0.004) more than that of those in the control group, at the end of six months (with responses adjusted for baseline values).

The authors concluded that the treatment of early cavities with Curodont® Repair leads to superior regression of the subsurface lesions compared with the control teeth. Statistical significance was demonstrated. Adverse
Credentis AG provided Curodont® Repair for use in the study.

Citation / Journal	Study Description	Study Conclusions	vVardis’ Role and Involvement

teeth received fluoride prophylaxis only. All teeth received fluoride prophylaxis at days 45, 90, and 180. The primary endpoint was the impedance measurement to assess cavities regression and progression. The secondary endpoint was the morphometric measurement of White Spot Lesions using a semi-automated approach to determine the White Spot Lesions size in mm2.
events were not monitored as a study endpoint in this study.

Additionally, in a fiscal impact analysis, that included the results of using Curodont® Repair Fluoride Plus in 1,717 early-stage cavities in a Medicaid population, a 96.4% drill-free tooth survival rate was reported one and two years after treatment, which was projected to remain at the same level through the third year. The analysis, as reported by the authors, modeled 11 scenarios for the management of 1,000 initial, non-cavitated lesions in permanent teeth over a three-year period and compared financial outcomes for clinics and payors against a 2022 practice model baseline in which 40% of initial lesions were treated with one- to three-surface restorations and 60% remained untreated. In the modeled Curodont® Repair Fluoride Plus scenario, 100% of initial lesions were assumed to be treated with Curodont® Repair Fluoride Plus, reflecting the authors’ view that the therapy had no surface-location contraindication. The model further assumed that treatment would be delivered by a dental hygienist rather than a dentist, with application time estimated at five minutes for the first anatomic area and 2.5 minutes for each additional area, and no additional time charged for extra teeth treated during the same visit. Material cost was assumed to be $30 per patient for one to three teeth and $45 per patient for four to six teeth, in each case plus 6.1% sales tax, and, because there was no established reimbursement code at the time, reimbursement was hypothesized by the authors using a deterministic model to identify a break-even range at which both clinic and payor outcomes improved, with the midpoint of that range, $37.31 per tooth, used as the modeled reimbursement rate. The analysis also assumed a single treatment application rather than annual repeat application and defined treatment survival as drill-free tooth survival after baseline.
Within modeled scenarios, non-invasive early-stage cavity therapy was associated with reduced need for invasive procedures and, in turn, increased payor savings, improved efficiency and profitability for dental clinics and economic benefits for patients. Specifically, based on the foregoing assumptions and the reported drill-free tooth survival data, the authors estimated that, at the modeled reimbursement midpoint, use of Curodont® Repair Fluoride Plus was associated with a 41% increase in clinic net profit and an approximately 10% reduction in payor costs relative to the 2022 practice baseline, as well as clinic net profit per chair-hour of approximately $172, which was more than four times that of the baseline practice model. The authors also reported estimated three-year clinic net profit of $17,553 on a deterministic basis, clinic cost of $26,594 and mean payor cost of $44,296, and projected drill-free tooth survival at three years of 896 out of 1,000 teeth. We believe these findings further demonstrate the potential clinical and economic value of our products for patients, dental providers and payors, which may support broader adoption.
Sales and Marketing
We have established a systematic, data-driven approach to market development, which centers on active engagement across all key stakeholders in the early cavity treatment paradigm: dental practitioners across private practices and DSOs and patients. Our commercial strategy, underpinned by our exclusive distribution partnership with Henry Schein, is currently focused on increasing awareness and driving the adoption of our Curodont® technology platform in the United States and the United Kingdom. While our initial commercial efforts have focused on DSOs, we are increasingly expanding our commercial organization to accelerate adoption across the single practice market.
The U.S. Dental Market
The U.S. dental market has undergone a meaningful structural transformation over the past decade, driven in significant part by the growth of DSOs—management entities that provide non-clinical administrative and operational support to affiliated dental practices, enabling group-level contracting, standardized clinical protocols and centralized purchasing decisions. In 2025, approximately 22% of U.S. dental offices were DSO-affiliated, according to data from our partners, with DSO affiliation expected to continue to increase over the next several years. As of April 4, 2026, we estimate that there were approximately 2,360 DSOs managing over 33,000 offices across the United States, ranging from small groups of fewer than 20 locations to large platforms of 300 or more locations, with the largest DSOs—including our existing customers Heartland, Aspen Dental, Pacific Dental Services and Smile Brands. DSOs are particularly significant for our business because they typically evaluate the clinical and economic case for new products and therapies at an enterprise level and make system-wide protocol decisions or preferred treatment approaches that can facilitate adoption across their affiliated dental practices, while individual dentists continue to exercise their independent clinical judgment based on each patient’s needs. DSOs also have data infrastructure and quality management systems to track clinical outcomes and consumption patterns at scale, enabling evidence generation and utilization monitoring that supports ongoing protocol reinforcement as well as reimbursement advocacy.
Sales
We commercialize our flagship Curodont® product in the United States through a hybrid model that leverages both our specialized direct sales force and Henry Schein’s extensive sales and distribution platform. While Henry Schein distributes our products and markets them through its sales organization, our internal sales representatives engage directly with DSOs and private practices to generate demand, educate clinicians and support adoption, with dental practices purchasing our products directly from Henry Schein, which processes and fulfills those orders. This model has led to rapid adoption in the United States, including deep account-level penetration (approximately 15% of private practices and 65% of DSOs for as of June 30, 2026). While we are further expanding our commercial reach by piloting targeted in-office and direct-to-patient marketing to accelerate patient-driven demand, we do not currently, and do not plan in the future to, engage in any direct-to-consumer sales. Instead, we sell our products only through distributors, including in the United States exclusively through Henry Schein, which process and fulfill all orders. We believe that, with increasing adoption and awareness, Curodont® has the potential to be established as a standard of care for the treatment of early-stage cavities.
Our commercialization strategy leverages differentiated approaches tailored to the distinct characteristics of our customers. For example, we leverage our partnerships with providers of AI-enabled diagnostic software in offering integrated solutions to independent dental practices that combine AI-assisted cavity detection with Curodont®, supporting both early-stage cavity identification and treatment adoption. We believe this approach is particularly well suited to such customers since their adoption of AI-enabled diagnostic technology remains in the earlier stages, whereas many larger DSOs have already implemented their own AI diagnostic solutions.
The direct sales component of our model in the United States is organized around key account managers who are responsible for the acquisition and onboarding of new dental practices. Once a new practice has been onboarded by the key account manager, our dedicated internal sales team focuses on converting the dental practice to a repeat customer while our clinical education specialists are dedicated to onsite and remote training and continuing education programs to support long-term consumption growth. We believe that these clinical education efforts are important because dentists evaluate new treatment approaches based on the available clinical evidence as well as their own experience treating patients, and positive patient outcomes may increase their confidence in adopting and continuing to use our products. As of June 30, 2026, our team consisted of 64 key account managers, 7 internal sales representatives, 11 clinical education specialists and a 9-person marketing team. We supplement our commercial efforts with a data-driven strategy to target dental practices, optimize the return on our commercial spend, and marketing and clinical education efforts through the use of AI and ML tools. We continue to strategically expand our U.S. commercial team to support our growth objectives or broad coverage across the approximately 110,000 general dental practices in the United States. To date, our rapid growth and market expansion was achieved with fewer than five sales representatives in 2024 and an average of 20 sales representatives in 2025.
Marketing and Clinical Education
Our marketing and clinical education strategy is focused on category creation and establishing a new standard of care. We believe dentistry is transitioning away from traditional, invasive treatments to earlier, non-invasive interventions that help preserve healthy tooth structure and improve long-term tooth durability. Despite the numerous benefits across all key stakeholders for Curodont®, awareness of our technology and treatment modality, while rapidly growing, remains limited.
We have established a cost-efficient patient acquisition model that begins with education and awareness of dental professionals. We are supporting professional-led education through engagement with KOLs, traditional and digital media campaigns, involvement with leading dental and hygiene schools that have integrated Curodont® into their curricula, and targeted in-office and direct-to-patient marketing. In addition, the fact that our co-founders, Dr. Haley Abivardi and Dr. Goly Abivardi, are internationally renowned dentists that have strong scientific and business track records with building their own DSO and owning their own dental hygienist school provides credibility among dental providers, key opinion leaders as well as other leading voices in the dental industry. We believe our customer acquisition efforts through large and small industry events, webinars including with our Founders and digital campaigns, have been a key driver of our growth.
Beyond strategically engaging dental practices, we are also piloting data-driven, disciplined direct-to-patient marketing strategies through targeted social media campaigns, in-office marketing and other methods, to further expand awareness of Curodont®. We believe this creates an accumulating flywheel effect, where increased awareness drives consumption at dental offices. For example, as a result of direct-to-patient pilot marketing efforts, we have observed significant increased consumer traffic to our online Curodontist® locator, which helps patients locate certified Curodontists®.
Curodontist® Movement
Globally, dentists are increasingly adopting our philosophy of preserving natural tooth structure. We believe this clinical shift aligns with the broader trend toward improved health, wellness, longevity and the growing awareness of the connection between oral health and overall health. We refer to such clinicians as “Curodontists®” in recognition of their commitment to a non-invasive, pain-free, biomimetic standard of care for early-stage cavities. This emerging global practitioner-led movement is driving awareness organically, with clinicians sharing their excitement on social media, in peer-to-peer groups, and with their own patients. This is supported by our “Save Teeth, Save Lives” global awareness campaign and the recognition that untreated cavities carry serious systemic health risks.
AI and Software Partnerships
To further accelerate adoption of our flagship Curodont® products, we have established partnerships with leading AI-enabled dental companies. These collaborations support AI-driven early-stage cavity detection, supporting higher treatment acceptance rates. Early data from our AI partnerships have demonstrated an approximately three-fold increase in the number of completed Curodont® cases per dental practice.
Our AI and software partnerships are an important component of our commercial strategy for independent dental practices. By integrating Curodont® with AI-enabled diagnostic solutions, we seek to streamline clinical workflows, increase early-stage cavity detection and improve treatment acceptance by patients. We believe these integrated offerings are particularly well suited to independent dental practices, where adoption of AI-enabled diagnostic software is in its early stages.

Reimbursement
We continue to explore expanding reimbursement coverage, leveraging our economic impact analysis and growing Medicaid and commercial insurance adoption to support increased payor acceptance. In the United States, Curodont® Repair Fluoride Plus is billable under CDT code D2991, a code created by the American Dental Association in January 2024 for which its descriptor is the “application of hydroxyapatite regeneration medicament per tooth,” and under which Curodont® Repair Fluoride Plus is currently the only solution that meets the definition. Importantly, CDT code D2991 recognizes the restorative nature of the treatment, distinguishing it from preventative treatments and arrest-only codes. The establishment of a CDT code represents a significant milestone, providing a reimbursement pathway for clinicians to actively treat early-stage dental decay before invasive intervention becomes necessary. Curodont® Repair Fluoride Plus is currently covered in part by Medicaid in 11 U.S. states and 9 commercial insurance providers.
Commercial Activities Outside of the United States
While the United States represents our current commercial focus in the near term, we believe Curodont® can offer compelling benefits to patients around the world. Internationally, we already have a presence in the United Kingdom and certain other European countries, where we are in the early stages of building our commercial infrastructure. We continue to evaluate various international markets in a disciplined manner with well-defined criteria. We plan to selectively pursue marketing authorizations and engage in market access initiatives in regions in which we see significant market opportunity.
Manufacturing and Supply
We operate an asset-light manufacturing model and do not own or operate manufacturing facilities. Instead, we utilize a network of specialized third-party manufacturers, suppliers and service providers for substantially all stages of production, including the manufacture of active ingredients and other key inputs, product processing, assembly, packaging, sterilization (to the extent required), warehousing and distribution. We believe this approach provides access to specialized technical expertise and established manufacturing infrastructure, allows us to efficiently scale production and enables us to focus our resources on research and development, clinical evidence generation, regulatory affairs, quality management and commercialization.
Our products are manufactured through a multi-step process that involves specialized suppliers and contract service providers located in the United States and Europe. We have established relationships with multiple qualified suppliers and contract manufacturers throughout our production process, and we are continuously evaluating and qualifying additional suppliers to further diversify and strengthen our supply chain. As we expand our product portfolio and scale our commercial operations, we expect to broaden our network of manufacturing partners, and we currently have a number of prospective suppliers in various stages of qualification and onboarding. Raw materials and components are sourced from qualified suppliers and undergo various manufacturing and processing steps before being assembled into finished products. Depending on the product and market, finished products may also undergo packaging and other post-production processes before being released for commercial distribution.
In particular, we source our peptides from a leading specialized contract development and manufacturing organization (“CDMO”). The peptide raw materials used in our products are supplied by this third-party CDMO, which also manufactures peptide materials to our specifications. We have an established and long-standing commercial relationship with this CDMO and currently obtain peptide supply through purchase orders and related quality and technical arrangements, rather than under a long-term exclusive supply agreement. We are in the process of qualifying additional manufacturing facilities within this CDMO’s network in order to enhance manufacturing redundancy and support continuity and sufficiency of supply as demand for our products grows. We are also evaluating and qualifying additional manufacturers as potential alternative sources of peptide materials. We also source certain coating materials from a single third-party provider and rely on a single third-party provider for certain coating- and applicator-related manufacturing activities. These arrangements are also generally conducted through purchase orders and related quality arrangements. Although we currently rely on a single provider for these coating- and applicator-related activities, we believe alternative providers exist and could be qualified if needed. Access to manufacturers with the requisite expertise and capacity to produce peptides of the quality and specification required for our products is limited, and we believe our existing relationship with our manufacturers and suppliers, together with our proprietary formulation expertise and the know-how we have developed regarding the complexity of manufacturing, storing and shipping peptides, represents a meaningful competitive advantage. This know-how includes expertise with respect to maintaining peptide stability, managing handling and storage requirements and ensuring product integrity through our supply and distribution chain.
Because our products are subject to different regulatory classifications in different jurisdictions, certain manufacturing, packaging and distribution activities are tailored to the regulatory requirements of the markets in which the products are sold. We maintain separate distribution channels supporting commercial operations in the United States and in Europe, including Switzerland and the United Kingdom, through third-party logistics and warehousing providers.
We maintain oversight of our manufacturing network through supplier qualification procedures, quality agreements, audits and ongoing performance monitoring designed to ensure compliance with applicable regulatory, commercial performance, reliability and quality standards. Our contract manufacturing partners operate facilities that are subject to applicable regulatory requirements, including current good manufacturing practice requirements applicable to products regulated as drug products in the United States and quality management system requirements applicable to medical devices in Europe and Switzerland. In addition, where appropriate, we enter into quality agreements and related technical documentation with third-party manufacturers and suppliers that relate to manufacturing controls, testing, batch documentation, investigations, deviations, change control and other quality-related matters.
Supply chain resiliency is an important component of our operating strategy. We seek to qualify multiple suppliers and service providers for critical manufacturing, packaging, sterilization and logistics activities whenever commercially and operationally feasible and maintain inventory and business continuity practices intended to support continuity of supply. We believe this approach minimizes operational risk and provides flexibility as demand for our products grows. For a discussion of risks associated with our reliance on third-party manufacturers and suppliers, including single-source suppliers for certain materials and manufacturing activities, see “Risk Factors—Risks Related to Our Business and Industry—We rely on third-party manufacturers and suppliers for the supply, manufacture and assembly of our products.”
Research and Development Activities
Our R&D activities are focused on developing clinically supported and differentiated solutions, including our Curodont® products, to address evolving customer needs and support improved outcomes and access for patients. A key foundation as well as objective of our R&D efforts is the continued development, expansion and protection of our intellectual property portfolio and proprietary peptide technology platform, which includes peptide formulations, manufacturing know-how and related scientific and technical expertise developed through years of research, development and commercialization activities. Our R&D organization oversees the product development cycle, drawing on industry insights, domain-specific development expertise and a detailed understanding of customer applications and usability to innovate in both new and marketed products.
A core focus of our R&D efforts is the continued advancement of our proprietary peptide technology platform, which is incorporated into our Curodont® products. This platform is designed to support the formation of hydroxyapatite within early-stage lesions using mineral ions, including calcium and phosphate ions present in the patient’s saliva. As a natural matter, calcium phosphate and fluoride ions are kinetically restrained from permeating beyond a superficial depth of a dental lesion, so that mineral deposition tends to concentrate at the lesion surface. When Curodont® Repair Fluoride Plus is applied to a dental lesion, the physical presence of the peptide P11-4 excipient creates an environment that helps overcome these kinetic restraints, so that mineral ions penetrate into the lesion body rather than depositing predominantly at its surface. We believe the scientific foundation of this platform, together with our formulation expertise, manufacturing know-how and clinical evidence base developed through more than a decade of research, development and commercialization activities, provides a differentiated basis for innovation across multiple oral health applications.

In addition to supporting our existing commercial products, our R&D activities are focused on leveraging our platform technology to continue innovation of Curodont® and expand into additional clinical indications and end markets. We are investing in staged research and development programs that build on our peptide science, formulation capabilities, manufacturing know-how and clinical evidence base. In addition to evaluating new indications for existing products, we are exploring opportunities to develop new products, formulations and peptide-based technologies both within and beyond oral health applications. These efforts are informed by our expanding knowledge base with respect to peptide functionality derived from clinical experience, research activities and data analysis. We believe this knowledge may enable the development of new formulations, peptide families and related intellectual property that could enhance performance, improve cost efficiencies and strengthen our competitive position over time. These opportunities include treatment of later-stage cavities and transformational hard and soft tissue oral health solutions. We believe these efforts may expand the clinical utility of our technology platform and support additional commercial opportunities over time.
Our innovation efforts are guided by a strategic framework that combines continued development of Curodont® and our existing technology, evaluation of next-generation peptide candidates, external research collaborations and commercial input from clinical affairs, marketing, manufacturing and supply chain. We use this cross-functional approach to prioritize projects that address significant clinical needs and have a clear path toward potential commercialization.
Our R&D team consisted of approximately 11 employees as of June 30, 2026, including research scientists, chemical engineers and data scientists. Our team collaborates with universities, research organizations, clinicians, dental professionals, key opinion leaders and dental schools to access specialized expertise, inform product development, support clinical validation and advance professional education relating to Curodont® and our other products. These relationships also help us evaluate potential new applications of our technology platform.
We believe our intellectual property portfolio, proprietary formulation science, manufacturing know-how, clinical evidence base and experience developing and commercializing peptide-based oral health products support the durability and extensibility of our technology platform. Our R&D organization plays a central role in maintaining and expanding these capabilities as we continue to invest in innovation and seek to broaden the clinical and commercial reach of Curodont® and our other existing and future products and technologies.
Competition
We believe, drawing on our industry experience, market understanding and extensive clinical evidence, that our Curodont® technology platform represents a paradigm-shifting, clinically validated, first-in-category approach to treating early-stage cavities—a condition for which there has historically not been an effective restorative treatment option. As discussed elsewhere in this “Business” section, existing professional treatment options for early-stage cavities generally consist of preventative interventions, such as SDF and FV, which are designed primarily to reduce the risk of future decay rather than reverse an established lesion, or invasive procedures, which are appropriate only after more extensive cavitation has occurred. As a result, since Curodont is designed to arrest or reverse an established early-stage lesion, we believe there are currently no commercially available products that directly compete with Curodont® in providing a clinically validated, non-invasive restorative treatment for early-stage cavities. While we are aware of certain product candidates in development that may seek to arrest or reverse early-stage cavities, to our knowledge, these product candidates are in earlier stages of development and are not currently commercialized. Based on the information available to us, we believe Curodont® is differentiated by its body of scientific and clinical evidence and our intellectual property portfolio, and we therefore do not currently consider these development-stage product candidates to be direct commercial competitors.
Notwithstanding this differentiated positioning, we operate in the highly competitive dental and medical technology industry and expect to face increasing competitive pressures over time. Although we believe our products currently occupy a distinct position, dental professionals ultimately determine the appropriate treatment approach for early-stage lesions and may continue to recommend preventative measures, patient monitoring or invasive procedures in lieu of our products. In addition, we may in the future compete with established dental and medical technology companies, specialized dental product manufacturers, start-up companies, academic institutions and other public and private research organizations that are developing or may develop new technologies and treatment approaches for early-stage cavities or other diseases that our products may in the future address. Our industry is characterized by continuous product innovation, technological advances and evolving standards of care, and existing or potential competitors may develop products or technologies that directly or indirectly compete with our products.
As awareness of our technology platform and its benefits grows, we expect to attract increasing attention from competitors, including companies with substantially greater financial, technical, manufacturing, marketing and distribution resources than we possess. These competitors may be better positioned to develop competing products or technologies, obtain regulatory approvals, expand their commercial reach or otherwise challenge our market position. Accordingly, we cannot assure you that we will be able to maintain any competitive advantage we may currently enjoy as awareness of our platform increases or as new technologies and treatment approaches emerge.
Intellectual Property
We believe that our intellectual property rights, including those in our proprietary technology, software, data, processes, know-how and brand, are important to the success of our business. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws in the United States and certain foreign jurisdictions, as well as contractual arrangements, to obtain, maintain, protect and enforce our intellectual property rights.
We strive to require all of our employees and third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share our confidential proprietary information to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable employee or third party to protect our trade secrets, proprietary know-how and other confidential proprietary information. However, we cannot guarantee that we have entered into agreements containing such obligations with each party that has been involved in the development of intellectual property for us or that has, or may have had, access to our trade secrets, proprietary know-how and other confidential proprietary information.
We have an ongoing trademark registration program pursuant to which we register our brand names and product names and a patent program to identify and protect a portion of our intellectual property in technologies relevant to our business to the extent we determine them to be appropriate and cost-effective. As of June 30, 2026, we owned (i) 20 registered trademarks and eight pending trademark applications in the United States, (ii) 167 foreign national registered trademarks and 27 pending foreign national trademark applications in eight foreign jurisdictions, (iii) 28 international trademark registrations, each designating in up to 23 countries, of which 310 designations are registered and 133 designations are still pending, (iv) seven issued patents and five pending patent applications in the United States, (v) 12 pending international or regional patent applications and (vi) 76 issued foreign national patents and 102 pending foreign national patent applications, in the case of both (v) and (vi), in 39 foreign jurisdictions. Our material patents and patent applications, each of which constitutes a utility patent, cover core aspects of our technology for the stable and ready-to-use composition of self-assembling peptides and a method of producing the same, a method of remineralizing a tooth surface or caries lesion with said self-assembling peptide formulations, a composition or kit for preventing secondary caries and for pulp capping and the respective methods of treatment, a method of treating periodontitis, peri-implantitis or gingivitis, a blister packaging for the stable and ready-to-use composition of self-assembling peptides, as well as novel self-assembling peptides. Our material patents, and any material patents that may issue from our pending patent applications, are expected to expire between 2033 and 2047.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. However, despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, reduced in scope, deemed unenforceable or otherwise challenged, and our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our trade secrets, proprietary know-how or other confidential proprietary information. The efforts undertaken to protect our intellectual property and confidential proprietary information may not be sufficient or effective. For more information regarding risks relating to intellectual property, see “Risk Factors—Risks Related to Intellectual Property, Data Privacy and Cybersecurity.”
Human Capital Resources
We have a long-tenured and diverse talent base with significant work experience, technical qualifications and dental and medical technology industry expertise. We foster a supportive environment such that our employees thrive and significantly contribute to our achievements.
As of June 30, 2026, December 31, 2025, and December 31, 2024, we had approximately 153, 137 and 67 full-time employees, respectively. As of June 30, 2026, we had approximately 39 full-time employees in Switzerland and 99 full-time employees in the United States.
As of June 30, 2026, none of our employees in Switzerland were affiliated with labor unions and workers councils, respectively. We believe we have a constructive relationship with these organizations, and we have not experienced a material strike, work stoppage or disputes leading to any form of downtime.
Government Regulation
We are subject to extensive government regulation in the markets in which we operate, including the United States, the EU, United Kingdom and Switzerland, relating to the development, manufacture, marketing, sale and distribution of our products. The laws, regulations, administrative orders, guidance, and other regulatory requirements applicable to our business are promulgated and enforced by governmental bodies in accordance with the laws in individual countries in which we operate and/or commercialize our products. They govern, among other things, the design, manufacture, packaging, labeling, storage, safety, handling, importation, marketing authorization, advertising and promotion, distribution, complaint handling, post-market surveillance, recalls, field actions and performance of our products. We are also subject to regulations related to anti-corruption and anti-bribery, export controls, privacy and data protection, environmental health and safety and other areas. These regulations are dynamic and apply to all facilities of our business that conduct the foregoing activities, as well as to the activities of most of our employees across sales and marketing, research and development, regulatory affairs, quality assurance and operations, and differ by country and region.
The following sections describe certain significant regulations applicable to our operations and are not intended to be an exhaustive description of all regulations that apply to our business. For a description of risks related to the regulations to which we are subject, see “Risk Factors—Risks Related to Government Regulation.”
Regulation of Our Products
Our Curodont® technology platform consists of distinct formulations that are commercialized across jurisdictions and that are, in certain cases, subject to different regulatory classifications depending on their composition and intended use. Our leading Curodont® products are Curodont® Repair, a fluoride-free formulation based on the P11-4 peptide, and Curodont® Repair Fluoride Plus, a distinct U.S. formulation that incorporates sodium fluoride as the active ingredient. Curodont® Repair Fluoride Plus is distributed in the United States, where it is regulated as an over-the-counter (“OTC”) drug product by the U.S. Food and Drug Administration (the “FDA”) on the basis of its sodium fluoride content. Curodont® Repair is marketed only in the United Kingdom, Switzerland, Italy, Germany, Poland and Czech Republic, where it is regulated as a medical device. Our portfolio in the UK, Switzerland and parts of the European Union also includes Curodont® Protect, a separately sold sodium monofluorophosphate containing home-care gel, where it is regulated as a cosmetic product and distributed through our regular distribution channels for Curodont® Repair. The applicable regulatory classification of each product depends on its composition, principal intended mode of action and the regulatory framework of the relevant market in which it is commercialized, as more fully described below.

United States
Curodont® Repair Fluoride Plus is regulated as an OTC drug product under the Federal Food, Drug and Cosmetic Act (the “FDCA”), with sodium fluoride as its declared active ingredient and the remaining constituents being inactive or ancillary components, including peptide P11-4, the physical presence of which serves as an excipient that facilitates the penetration and distribution of mineral ions into the lesion body. Sodium fluoride, the active pharmaceutical ingredient in Curodont® Repair Fluoride Plus, promotes mineral crystal formation, and enhances acid resistance of treated enamel, consistent with its recognized role under FDA OTC Monograph M021. Curodont® Repair Fluoride Plus is currently regulated and marketed in the United States as an OTC drug product under the FDCA on the basis of its sodium fluoride active ingredient and applicable intended use claims. The FDCA requires drug products to be safe and effective for their intended use and comply with FDA regulations governing manufacture, labeling, marketing and post-market oversight.
Certain OTC drug products are subject to FDA OTC monographs, which establish conditions under which OTC drugs in specified categories are generally recognized as safe and effective (GRASE) and may be marketed without pre-market approval of a new drug application (“NDA”) or abbreviated new drug application (“ANDA”) so long as such marketing is consistent with the requirements set forth in the monograph. We market Curodont® Repair Fluoride Plus under FDA OTC Monograph M021 (Anticaries Drug Products for Over-the-Counter Human Use). Sodium fluoride is an approved active ingredient under this monograph. Curodont® Repair Fluoride Plus has not been separately approved under an NDA or ANDA. As a result, the FDA has not made a product-specific determination through those pathways regarding the safety or efficacy of Curodont® Repair Fluoride Plus itself. Rather, its marketing in the United States is based on the OTC monograph framework, which permits marketing without such application-specific approval where the product satisfies the monograph’s requirements, including with respect to active ingredient, labeling, intended use and other applicable conditions. OTC monograph standards are supplemented by United States Pharmacopeia (USP) monographs, which establish quality standards applicable to OTC drug categories and are incorporated by reference into FDA’s regulatory framework for OTC drug products.
To be lawfully marketed under an OTC monograph, products must, among other things, be manufactured in compliance with FDA current good manufacturing practice (“cGMP”) requirements under 21 C.F.R. Parts 210 and 211. These regulations govern manufacturing methods, facilities and controls intended to ensure drug product quality and consistency. The FDA may inspect manufacturing facilities and those of contract manufacturers at any time. Failure to maintain cGMP compliance may result in FDA enforcement action. Failure to comply with OTC monograph conditions could result in a determination that the product is a “new drug” requiring approval under the NDA or ANDA pathways, or could require changes to formulation, labeling or manufacturing processes.
We are also subject to FDA facility registration and drug listing requirements, labeling and advertising regulations and post-market adverse event reporting obligations. We are required to monitor and report adverse events in accordance with applicable pharmacovigilance requirements. OTC drug products may not be promoted for uses outside those permitted under the applicable monograph.
Curodont® Repair Fluoride Plus is labeled for professional office use only and is administered in a dental office setting consistent with labeled conditions of use, which include application to one or more early cavities (with one product unit used for each cavity) as assessed by the treating dentist following prophylaxis treatment, by or under the supervision of a state licensed dental professional. The scope of permissible delegation of patient care to dental hygienists and auxiliary personnel from a licensed dental professional is governed by state dental practice laws, which vary by jurisdiction. We periodically engage with state dental boards regarding the scope of permissible delegated use.
The OTC monograph framework is subject to change. Under the CARES Act, enacted in 2020, the FDA has expanded authority to issue, revise or withdraw OTC monograph conditions through administrative orders. While there have been no such administrative orders issued to date regarding products regulated under OTC Monograph M021, the FDA may amend applicable monograph conditions, add data requirements, restrict permissible ingredients or claims or otherwise modify the conditions under which Curodont® Repair Fluoride Plus may be lawfully marketed without pre-market approval. Any such action could require reformulation, relabeling or pre-market approval of Curodont® Repair Fluoride Plus under an NDA or ANDA, which could disrupt or delay commercialization.
Curodont® Repair Fluoride Plus incorporates a carrier sponge as a packaging component that enables stable chairside delivery of the formulation’s excipient constituents to each dental-professional-identified cavity (with one co-packaged product/carrier sponge used per treated cavity) Physically distinct in the packaging from the liquid phase of the formulation, the active pharmaceutical ingredient is combined with the excipient constituents at the point of use by saturating the carrier sponge with the sodium fluoride rinse solution. We market Curodont® Repair Fluoride Plus as a drug product on the basis of its sodium fluoride active ingredient and applicable intended use claims and do not treat the carrier sponge as a device, nor as giving rise to a combination product under the FDA’s combination product regulations.
European Union
Curodont® Repair is the formulation of the Curodont® product line distributed in the European Union. It is marketed in the European Union under applicable directives and regulations as a medical device.
The principal intended mode of action in Curodont® Repair, which does not contain sodium fluoride or other components regulated in the EU as medicinal products, is attributable to the P11-4 peptide. Under EU law, classification of a product, such as Curodont® Repair, as a medical device or medicinal product depends primarily on the product’s principal intended mode of action. With respect to Curodont® Repair, the principal intended mode of action is physical: the P11-4 peptide creates an environment that enhances ion transport into the lesion. Due to this principal intended mode of action that is physical rather than pharmacological, immunological or metabolic, Curodont® Repair is regulated as a medical device in the EU. A product may be classified as a medical device even where it contains pharmacologically active constituents, provided the pharmacological action is ancillary to its principal physical mode of action.
Curodont® Repair bears CE marking as a medical device, first obtained in January 2012 following a conformity assessment by a notified body, the Swiss Association for Quality and Management Systems (SQS). CE marking indicates that, based on the applicable conformity assessment procedure, the manufacturer has declared conformity with applicable EU medical device requirements and may place the device on the EU market, subject to ongoing compliance obligations.
The EU medical device regulatory framework is governed by Regulation (EU) 2017/745 (the “EU MDR”), which replaced Council Directive 93/42/EEC (the “MDD”) and became directly applicable across all EU member states in May 2021. Unlike the MDD, which required transposition into national law, the EU MDR applies uniformly across the EU. The EU MDR imposes significantly more rigorous requirements than the MDD, including enhanced requirements relating to clinical evidence, post-market surveillance, notified body oversight, traceability and device registration through the EUDAMED database. Transitional provisions adopted in February 2023 extend certain legacy certification timelines to 2027 or 2028 depending on device risk classification. Compliance with EU MDR clinical evidence requirements may necessitate additional clinical data compared to the prior MDD framework, and failure to obtain or maintain a valid EU MDR certificate from a designated notified body would prevent continued commercialization of Curodont® Repair in the EU.
The EU MDR transition also places significant demands on notified body capacity. Notified bodies designated under the EU MDR may have limited capacity to conduct conformity assessments, review technical documentation, perform surveillance audits and renew or issue certificates within expected timelines. As a result, even where a manufacturer believes that its device satisfies applicable EU MDR requirements, delays in notified body review, requests for additional clinical, technical or post-market data, changes in notified body interpretation, or the inability to secure or maintain a timely conformity assessment agreement could delay, limit or prevent the issuance, renewal or maintenance of certificates required to continue placing Curodont® Repair on the EU market. Any such delay or failure could require us to suspend or limit commercialization in one or more EU member states, incur additional costs, modify our technical documentation, clinical evaluation or post-market surveillance activities, or pursue alternative regulatory or commercial arrangements.

Under the classification rules set forth in Annex VIII of the EU MDR, Curodont® Repair is classified as a Class IIa medical device. The EU MDR establishes four device classes (Class I, IIa, IIb and III) based on the intended purpose and associated risk of the device. Class IIa devices are medium-risk devices whose conformity assessment requires the involvement of a notified body. We are required to maintain a valid notified body certificate to affix the CE mark and place Curodont® Repair on the EU market. Notified body certificates are subject to periodic renewal and ongoing surveillance audits.
Ongoing EU MDR compliance obligations across the device life cycle include: (i) maintaining a clinical evaluation and post-market clinical follow-up plan supported by sufficient clinical data; (ii) implementing a proactive post-market surveillance system and submitting periodic safety update reports (PSURs) at required intervals; (iii) assigning a Unique Device Identifier (UDI) and registering device information in the EUDAMED database; (iv) designating a person responsible for regulatory compliance (PRRC); and (v) preparing and maintaining a publicly available summary of safety and clinical performance (SSCP).
Marketing of Other Curodont® Formulations in the United States or the EU
U.S. Regulation of Curodont® Repair or Curodont® Repair-similar Formulations
Neither Curodont® Repair nor Curodont® Repair-similar formulations are currently marketed in the United States. If we were to market Curodont® Repair or a product similar to Curodont® Repair in the United States, we would need to evaluate each product’s ingredients, manufacturing controls, use-specific risks and benefits, and existing regulatory precedents to assess the product’s regulatory classification and marketing pathway. Where a product, such as Curodont® Repair, acts physically to achieve its primary intended purpose, it is regulated under the FDCA in the United States as a medical device. Whether such a product is exempted from premarket authorization requirements and subject only to post-market controls, or requires premarket review for clearance, granting of a de novo classification, or approval depends on the risks and benefits presented by the product and its manufacturing processes.
European Regulation of Curodont® Repair Fluoride Plus or Curodont® Repair Fluoride Plus-similar Formulations
Neither Curodont® Repair Fluoride Plus nor Curodont® Repair Fluoride Plus-similar formulation are currently marketed outside the United States. Where a product, such as Curodont® Repair Fluoride Plus incorporates a substance that, if used separately, may be considered a medicinal product, the EU MDR requires the notified body to seek a scientific opinion from a competent medicines authority on the quality and safety of that substance as part of the conformity assessment. The EU MDR does not have a regulatory structure equivalent to the FDCA’s OTC monograph framework. Any future EU commercialization of Curodont® Repair Fluoride Plus or other Curodont® formulations containing sodium fluoride or other pharmacologically active substances could require assessment under the EU MDR ancillary medicinal substance provisions or could otherwise affect product classification, depending on the product’s composition, claims and principal intended mode of action. If a future EU formulation were determined to have a pharmacological rather than physical principal intended action, it could be classified as a medicinal product subject to marketing authorization requirements rather than as a medical device, which could significantly affect the applicable regulatory pathway and timeline.
Switzerland
Switzerland regulates therapeutic products, including medical devices, through the Federal Act on Medicinal Products and Medical Devices (the “Therapeutic Products Act” or the “TPA”) and the subordinate ordinances enacted thereunder, including the Medical Devices Ordinance (the “MedDO”), which entered into force on July 1, 2020. Swissmedic, the Swiss Agency for Therapeutic Products, is the competent regulatory and supervisory authority for medical devices in Switzerland under Arts. 68, 69 and 82 of the TPA. The MedDO implements the TPA’s requirements for medical devices and is closely aligned with the EU MDR, applying the same four-class classification structure (Class I, IIa, IIb and III), the same Medical Device Coordination Group (“MDCG”) classification guidelines and materially equivalent general safety and performance requirements. Curodont® Repair is classified as a Class IIa medical device in Switzerland, consistent with its EU classification. We are headquartered in Switzerland, and our principal regulatory, quality and product-development operations are located there, and certain of our principal third-party contract manufacturing operations; accordingly, we are subject to direct regulation by Swissmedic as a Swiss-domiciled manufacturer.
Switzerland is not a member of the European Union. The bilateral Mutual Recognition Agreement between Switzerland and the EU (the “MRA”) previously facilitated the mutual recognition of conformity assessments for medical devices. The MRA has not been updated to encompass the EU MDR, and Switzerland has accordingly become a third country for EU MDR purposes. Switzerland currently operates an independent regulatory framework under the MedDO. Conformity assessments conducted by EU-designated notified bodies and the resulting CE-marked status of devices constitute the primary basis for market access in Switzerland; however, because Switzerland is not party to the EU’s EUDAMED database or integrated market surveillance systems, Swissmedic conducts independent market surveillance and enforcement activities, and manufacturers must satisfy Swiss registration and vigilance reporting obligations separately from any EU obligations.
For Swiss-domiciled manufacturers such as ourselves, the MedDO applies directly. Foreign manufacturers placing medical devices on the Swiss market are required to appoint a Swiss Authorized Representative (“CH-REP”) domiciled in Switzerland, which assumes regulatory and vigilance reporting responsibilities within Switzerland on behalf of the foreign manufacturer; under Art. 47d(2) of the TPA, a manufacturer may be held jointly and severally liable with its CH-REP for harm caused by a defective medical device. As of the date of this prospectus, there are no Swiss-designated conformity assessment bodies—the Swiss equivalent of EU notified bodies—whose certificates are recognized by the EU for CE marking purposes. Accordingly, conformity assessment for Class IIa and higher devices must be conducted by EU notified bodies, with the resulting certificates used as the basis for Swiss market access. Registration of economic operators in swissdamed has been mandatory for Swiss-domiciled manufacturers since August 2024. Device registration in swissdamed has been available on a voluntary basis since August 2025 and became mandatory on July 1, 2026, with a transitional period until December 31, 2026 (subject to limited exceptions for devices subject to immediate vigilance reporting obligations). These registration obligations apply independently of any EU registration requirements.
Swissmedic exercises ongoing supervisory and enforcement authority, including authority to conduct inspections, require corrective actions and impose market restrictions. Swissmedic has announced a 2026 focus campaign specifically targeting post-market surveillance documentation for Class IIa, IIb and Class III devices, under which manufacturers and their CH-REPs may be required to submit post-market surveillance data, PSURs, post-market clinical follow-up data and vigilance documentation. We are required to maintain comprehensive post-market surveillance documentation and to make it available to Swissmedic upon request.
Regulatory requirements in Switzerland continue to evolve as a result of the absence of an updated MRA. Swiss Parliament has instructed the Federal Council to develop legislation to allow Swissmedic to recognize approvals by other trusted regulatory authorities, including the FDA; however, no such framework is currently in force, and CE marking remains the primary basis for medical device market access in Switzerland.
All Jurisdictions
The respective regulatory authorities in the various jurisdictions in which a Curodont® formulation is marketed could in the future disagree with or reassess the regulatory classification of the applicable Curodont® formulation(s) within its jurisdiction, including whether particular products qualify as medical devices, drug products or combination products. The applicable classification is a matter subject to regulatory consideration and could be revisited by competent authorities in any jurisdiction, and may be affected by claims made in labeling, instructions for use, websites, sales presentations, publications, training materials, social media, and distributor materials. Any such reassessment could result in additional regulatory requirements, delays, additional clinical data obligations or restrictions on commercialization. See “Risk Factors—Risks Related to Governmental Regulation—Regulatory authorities may disagree with the regulatory classification of our products, which could require us to pursue different regulatory pathways.”

Third-Party Distributors
We rely on third-party distributors and other commercial partners to market, sell and distribute our products in all markets where we operate. These third parties may perform functions that are subject to regulatory compliance, including registrations, importation, storage, handling, distribution, customer training, complaint intake, adverse-events, traceability, recall and field-action support, and dissemination of labeling, instructions for use and promotional materials. While the distributors and other commercial partners may be subject to independent obligations under the jurisdictions in which they operate, we remain responsible for compliance with many regulatory requirements, even where such activities are carried out by third parties.
If our distributors or other commercial partners fail to comply with applicable requirements, promote our products off label or as may otherwise be prohibited, use or disseminate noncompliant labeling or promotional materials, fail to maintain appropriate storage or handling conditions, delay reporting of complaints or adverse events, or fail to cooperate in recalls, field actions or regulatory inquiries, we could face adverse consequences, including enforcement actions, product holds, recalls or field actions, loss or suspension of certifications or registrations, commercialization restrictions, penalties, reputational harm or other adverse consequences.
Material Contracts
We are party to a certain material distribution agreement with Henry Schein in connection with the sale, distribution and marketing of Curodont® Repair Fluoride Plus in the United States.
On August 19, 2024, we and Henry Schein entered into a distribution agreement, as amended and restated on December 20, 2024, as further amended and restated on November 29, 2025 (such second amended and restated distribution agreement, the “Master Distribution Agreement”) to provide for the distribution and marketing of Curodont® Repair Fluoride Plus and Curodont® Protect (collectively, the “Applicable Curodont® Products”).
Under the terms of the Master Distribution Agreement, we granted to Henry Schein an exclusive distribution right with respect to the Applicable Curodont® Products in the United States, provided that Henry Schein meets certain minimum new customer thresholds. In addition, Henry Schein holds exclusive distribution rights for Curodont® Repair and Curodont® Protect in the United Kingdom through December 31, 2026. Outside of North America, and subject to any future exclusive arrangements negotiated between the parties, Henry Schein has nonexclusive distribution rights to the Applicable Curodont® Products in all countries where we have entered the market.
In distributing the Applicable Curodont® Products to end customers, Henry Schein has the right to purchase the Applicable Curodont® Products at a fixed price through January 1, 2027, at which point we may re-set the price at which we sell the Applicable Curodont® Products to Henry Schein, subject to six months’ advance written notice. Henry Schein is also entitled to the best available price granted to any similarly situated distributor (excluding direct sales to certain DSOs). During the period of Henry Schein’s exclusivity, Henry Schein agrees not to market, sell or distribute any products that compete with the Applicable Curodont® Products in the treatment of early cavities, provided that Henry Schein may continue to sell products that it was selling as of the date of the Master Distribution Agreement. The transaction price is due 45 days from the date of invoice. The Master Distribution Agreement provides for a prepayment for products, which is applied as a credit against future product purchases. In addition, it also provides volume-based rebates and payment-related discounts.
Upon execution of the Master Distribution Agreement Henry Schein paid us a sum in the mid-teens (in millions) of U.S. dollars, which will be credited to any orders by Henry Schein at any time from July 1, 2026, up to the mid-single-digit (in millions) in U.S. dollars per quarter. Upon the consummation of this offering and upon (i) an event of default by us; (ii) a change of control in our corporate ownership; (iii) the termination of the Master Distribution Agreement; (iv) our material breach of the Master Distribution Agreement, including a failure to honor Henry Schein’s exclusivity right; or (v) our failure to deliver the Applicable Curodont® Products sufficient to satisfy orders placed by Henry Schein within 15 days of receipt of a purchase order therefor, Henry Schein will have the right to accelerate for repayment any outstanding amounts not credited towards the purchase of our products in cash or in Applicable Curodont® Products, at Henry Schein’s election. The Master Distribution Agreement also provides Henry

Schein with rights to replacement products, credits or refunds in specified circumstances, including for defective or damaged products claimed within a stated period, incorrectly shipped products, recalled or non-compliant products and inventory with less than a specified remaining shelf life.
In addition to providing for the distribution of the Applicable Curodont® Products with Henry Schein, the Master Distribution Agreement also provides for our payment to Henry Schein of an annual flat, fixed and non-variable marketing fee in consideration for Henry Schein’s performance of marketing services for the Applicable Curodont® Products. For 2026, the annual marketing fee is in the mid-single-digit millions, payable in four equal quarterly installments. For any future year of the Master Distribution Agreement, the annual marketing fee will be subject to negotiation but will be at least in the high-single-digit millions. If the Master Distribution Agreement is terminated for any reason prior to a specified date, we are obligated to pay Henry Schein specified liquidated damages in recognition of Henry Schein’s upfront investment in marketing infrastructure.
The Master Distribution Agreement expires on December 31, 2028, but will automatically renew for one-year periods unless terminated by either party upon three months’ notice prior to the expiration of the then-current term. The Master Distribution Agreement may also be terminated by either party if the other party is in material breach of its obligations under the Master Distribution Agreement and the breaching party fails to cure such material breach within 60 days of receiving notice thereof, or immediately if the breaching party materially breaches the Master Distribution Agreement for a second time. The Master Distribution Agreement is governed by the laws of the State of Delaware.
A copy of the Master Distribution Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
Quality and Safety
The FDA and comparable regulatory authorities in other jurisdictions regulate the facilities and operational procedures used to manufacture our products. We are required to register our manufacturing facilities with applicable regulatory authorities. Our products must be manufactured in facilities that operate in accordance with applicable cGMP requirements, as described above with respect to our U.S. drug products, or equivalent manufacturing standards in the relevant jurisdiction. Regulatory authorities may inspect or audit our facilities, quality systems and records, as well as the facilities, quality systems and records of our contract manufacturers, distributors and other third-party partners, periodically or with respect to particular concerns.
Adverse inspection or audit findings involving us or our third-party manufacturers, distributors or other commercial partners could require corrective and preventative actions, changes to manufacturing, quality, labeling, storage, distribution, complaint-handling or post-market surveillance procedures, product testing, recalls, field safety notices, product holds or suspension of production or distribution. Regulatory authorities may also issue observations, warning letters, compliance or safety notices, fines, import or export restrictions or other sanctions, and notified bodies or approved bodies may suspend, restrict, refuse to renew or withdraw certificates required for commercialization. Any such actions could disrupt supply or sales, increase costs, damage our reputation or materially adversely affect our business.
We are required to establish and maintain quality systems to satisfy post-market surveillance requirements, including adverse event reporting. For drug products regulated in the United States, we are required to monitor and report adverse events to the FDA in accordance with applicable pharmacovigilance requirements. For medical products marketed and regulated in territories outside the United States we are required to report deaths and serious injuries that a device may have caused or contributed to, as well as device malfunctions that would be likely to cause or contribute to serious injury if the malfunction were to recur.
Global Healthcare Compliance
The marketing, promotion and sale of drug products and cosmetics is regulated in the U.S. by both the Food and Drug Administration for development, manufacturing, release, distribution, labeling, complaint handing, recalls and adverse event reporting (as outlined above) and, more broadly, by the U.S. Department of Health and Human Services, the FTC (with respect to advertising and promotional claims for OTC drug and cosmetic products), and equivalent U.S. state and non-U.S. agencies responsible for reimbursement and regulation of the delivery of healthcare items and services. These include laws and regulations relating to kickbacks, false claims and healthcare fraud and abuse, which may apply to our operations where our products are covered by, or procedures involving our products are submitted to, federal or state healthcare programs (including Medicaid) or commercial payors. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving anything of value to induce or reward referrals of items or services reimbursed by federal healthcare programs. Violations of the federal Anti-Kickback Statute may be established without providing specific intent to violate the statute, and may be punishable by civil, criminal and administrative fines and penalties, damages, imprisonment and/or exclusion from participation in federal healthcare programs. The federal civil False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false record or statement to get a false claim paid. A claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim. The False Claims Act also includes qui tam provisions that permit private individuals to bring suit on behalf of the government alleging violations of the statute and to share in any monetary recovery. Violations of the False Claims Act may result in significant financial penalties (including mandatory penalties on a per claim or statement basis), treble damages and exclusion from participation in federal healthcare programs. Medical product companies are subject to other federal false claim and statements laws, some of which extend to non-government health benefit programs. For example, the healthcare fraud provisions under the Health Insurance Portability and Accountability Act (“HIPAA”) impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of HIPAA fraud provisions may result in criminal, civil and administrative penalties, fines and damages, including exclusion from participation in federal healthcare programs. Similar requirements are imposed at the state level, including various state anti-kickback statutes, patient anti-brokering regulations, state false claims acts and state transparency and gift law requirements that may apply regardless of whether a federal healthcare program is involved. Similar requirements are imposed in many global markets.
We may be held responsible for, or be subject to adverse consequences arising from, the conduct of third-party distributors and other commercial partners, including if they provide improper payments or benefits, engage in noncompliant promotional activities, fail to observe transparency or reporting requirements, or otherwise violate healthcare fraud and abuse, anti-bribery, anti-corruption or similar laws.
The U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions generally prohibit companies from promising to pay money or anything of value to any government official for the purpose of obtaining or retaining business. These laws apply to many of our customer interactions, as healthcare professionals in many jurisdictions are, or are considered to be, government officials. Violations of the FCPA or analogous statutes can result in significant civil and criminal penalties, disgorgement of profits and reputational harm, and may require the implementation of compliance programs or the retention of a compliance monitor.
Data Privacy
Health Insurance Portability and Accountability Act and Other U.S. Laws and Regulations
Under HIPAA, the U.S. Department of Health and Human Services (the “HHS”) has issued privacy, security and breach notification regulations governing the use and disclosure of protected health information (“PHI”). HIPAA imposes privacy and security obligations on covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates—certain persons or entities that create, receive, maintain or transmit protected health information in connection with providing a specified service or performing a function on behalf of a covered entity. To the extent we receive or handle PHI in the ordinary course of our business—for example, in connection with clinical studies or interactions with healthcare provider customers—we may be subject to obligations under HIPAA regarding the use, disclosure and safeguarding of that information. The HIPAA privacy regulations restrict the use and disclosure of PHI and establish individual rights with respect to PHI, including the right to access and amend certain records. The HIPAA security regulations require covered entities and business associates to implement administrative, physical and technical safeguards to protect electronic PHI. HIPAA also has breach notification requirements, including the obligation to notify affected individuals and the HHS in the event of a breach of unsecured PHI. Violations of HIPAA can result in significant administrative, civil and criminal penalties. The HHS is authorized to conduct periodic compliance audits, and state attorneys general may file suit on behalf of state residents for certain HIPAA violations. We could potentially be subject to criminal penalties if we, our affiliates or our agents knowingly receive individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA, and subject to other civil and/or criminal penalties if we obtain, use or disclose information in a manner not permitted by other privacy and data security and consumer protection laws.
Various states impose additional privacy and security requirements that may be more stringent than, or broader in scope than, HIPAA. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), creates individual privacy rights for California consumers and imposes disclosure, data protection and opt-out obligations on covered businesses. The CCPA provides for civil penalties for violations and a private right of action for certain data breaches. State privacy laws are evolving rapidly, and additional states have enacted or are considering comprehensive consumer privacy legislation. Health-specific consumer privacy laws also are in effect in multiple states including Washington and Nevada. We intend to comply with all applicable federal and state laws regarding the protection of personal information through our policies, procedures and administrative, physical and technical safeguards.
The Federal Trade Commission (the “FTC”) also sets expectations for taking appropriate steps to safeguard consumers’ personal information, and requires entities to provide a level of privacy commensurate to promises they make to individuals regarding the same. The FTC expects a company’s data privacy and security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Failure to meet these standards may constitute unfair or deceptive acts or practices in violation of Section 5 of the Federal Trade Commission Act. The FTC also has the power to enforce the Health Breach Notification Rule, which imposes notification obligations on companies for breaches of certain health information contained in personal health records. Enforcement by the FTC under the Federal Trade Commission Act and Health Breach Notification Rule can result in civil penalties or enforcement actions.
General Data Protection Regulation and Other Foreign Laws and Regulations
As we operate globally, including in EU and EEA member states, the United Kingdom and Switzerland, we are subject to multiple data protection regimes governing the collection, use, storage and transfer of personal data, including health data.
In the EU and EEA, our processing of personal data is governed by the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”). The GDPR imposes a broad and detailed array of obligations on companies that collect or process personal data relating to individuals in the EU and EEA, including the following:
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Lawful basis for processing. Personal data may only be processed where a recognized legal basis applies, such as the data subject’s consent, the performance of a contract, compliance with a legal obligation or the legitimate interests of the controller, provided such interests are not overridden by the data subject’s rights.

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Transparency and information rights. Controllers must provide clear, accessible information to data subjects about how their personal data is collected, used, shared and retained, including the identity of the controller, the purposes and legal bases of processing and the data subject’s rights.

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Data subject rights. Individuals have various rights under the GDPR, including the right to access their personal data, to request rectification or erasure, to restrict or object to certain processing, and to receive their data in a portable format. Controllers must respond to such requests within prescribed timeframes.

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Data minimization and purpose limitation. Personal data must be relevant and limited to what is necessary for the specified legitimate purposes for which it is processed and may not be used in a manner incompatible with those purposes.

•	Storage limitation. Personal data may not be retained for longer than is necessary for the purposes for which it is processed.
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Security. Controllers and processors must implement appropriate technical and organizational measures to ensure a level of security appropriate to the risk of processing, including measures to protect against unauthorized or unlawful processing, accidental loss, destruction or damage.

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Breach notification. In the event of a personal data breach, controllers must notify the relevant supervisory authority without undue delay and, in certain cases, must also notify affected data subjects.

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Data transfers. Transfers of personal data outside the EEA are permitted only where an adequate level of protection is ensured, including through the use of standard contractual clauses approved by the European Commission, adequacy determinations, binding corporate rules or other recognized transfer mechanisms.

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Health data. The GDPR imposes heightened obligations on the processing of special categories of personal data, including health data, which may only be processed where an explicit legal basis and at least one additional condition under Article 9 of the GDPR applies.

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Data Protection Officers and impact assessments. Certain controllers and processors are required to designate a data protection officer and to conduct data protection impact assessments for processing activities that are likely to result in a high risk to the rights and freedoms of individuals.

EU and EEA member states have enacted implementing legislation that may supplement or further interpret GDPR requirements, and national supervisory authorities have broad investigative and enforcement powers. The GDPR authorizes administrative fines for certain violations of up to 4% of total worldwide annual revenue or €20 million, whichever is greater. Supervisory authorities may also impose temporary or permanent bans on processing, require remediation and issue public reprimands. Enforcement of the GDPR has intensified in recent years, with regulators across the EU and EEA pursuing investigations and imposing significant fines on companies across a range of industries, including healthcare and consumer products companies.
The United Kingdom has implemented its own version of the GDPR (the “U.K. GDPR”), which incorporates similar requirements to the EU GDPR into United Kingdom domestic law and took effect on January 1, 2021. The U.K. GDPR is enforced by the United Kingdom Information Commissioner’s Office and authorizes fines on similar terms to those available under the EU GDPR. To the extent we process personal data of individuals in the United Kingdom, we are subject to the U.K. GDPR in addition to the EU GDPR, which could expose us to two parallel regulatory regimes and enforcement actions.
In Switzerland, where we are headquartered, our processing activities are governed by the Swiss Federal Act on Data Protection (Datenschutzgesetz or the “FADP”), which provides for data protection requirements that are comparable to those set forth in the GDPR. The FADP applies to personal data processing activities carried out by private organizations in Switzerland and may extend to processing operations that take place outside of Switzerland. Sensitive personal data, including health data, are subject to stricter protective measures, including a requirement for express consent where consent is relied upon to justify a specific processing activity. The FADP provides for civil law actions of data subjects. In addition, the FDPIC may initiate investigations and order corrective measures. Violations of certain FADP provisions may result in criminal fines of up to CHF 250,000 imposed on responsible individuals, as well as fines of up to CHF 50,000 on the responsible data controller or processor. Such fines may be imposed in addition to penalties under other applicable data protection regimes.
The data protection landscape across all of these jurisdictions continues to evolve rapidly. Regulatory guidance, enforcement priorities and the interpretation of existing requirements are subject to change, and new legislation—including potential comprehensive federal privacy legislation in the United

States—may impose additional obligations on our business. Noncompliance with applicable data privacy and security laws can result in significant regulatory fines, civil liability, reputational harm and loss of customer trust, any of which could materially adversely affect our business, results of operations, financial condition and future prospects. See “Risk Factors—Risks Related to Intellectual Property, Data Privacy and Cybersecurity.”
Pricing
Our activities are subject to price control laws, regulations and government mandates in certain markets in which we operate. In certain jurisdictions, pricing for our products may be subject to prior approval, including where our products are subject to government reimbursement. In other markets, we may set prices for our products subject to applicable monitoring and regulatory oversight.
Environmental, Health and Safety
We are subject to various laws, regulations and industry standards relating to environmental, health and safety (“EHS”) matters in each jurisdiction in which we operate. These include requirements relating to, among other things, occupational health, safety and well-being; protection of the environment; handling, use, storage, transportation and disposal of hazardous materials and wastes; and procurement, importation and use of select materials and chemicals. EHS requirements vary by jurisdiction and are constantly evolving. Future EHS regulations may impose stricter compliance requirements on our industry. Failure to comply with such laws and regulations could subject us to: administrative, civil, or criminal penalties; obligations to pay damages or other costs; and injunctions and other orders.
We do not own or operate manufacturing facilities. Our products are manufactured by third-party contract manufacturers and suppliers. We seek to ensure through our contractual arrangements and supplier oversight processes that our contract manufacturers and suppliers maintain the standards necessary to satisfy applicable regulatory requirements; however, we are dependent on those manufacturers for compliance with EHS obligations at the manufacturing level.
We are also subject to chemical control regulations applicable to our products as placed on the market, including the EU Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) framework and comparable requirements in other jurisdictions, extended producer responsibility reporting requirements, and global requirements under the Globally Harmonized System of Classification and Labeling of Chemicals (GHS). We are subject to a broad range of foreign, federal, state and local laws and regulations relating to occupational health and safety. Our office and laboratory operations are subject to occupational health and safety requirements in Switzerland and in any other jurisdictions where we maintain personnel, including requirements governing workplace safety, recordkeeping and reporting.
Facilities
We do not own any real property. We lease office and laboratory space under operating leases with various expiration dates through 2030.
The table below sets forth the sizes and uses of our principal facilities as of June 30, 2026:

Location	Primary Function	Approximate Size
Zug, Switzerland	Office	555.5 m2
Schlieren, Switzerland	Laboratory	113.2 m2

We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire or lease additional facilities and/or dispose of existing facilities. We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this prospectus, we do not believe that we are party to any claim or litigation the outcome of which would, individually or in the aggregate, if determined adversely to us, would materially affect our business, results of operations, financial condition and future prospects.

MANAGEMENT
Executive Officers and Directors
This section presents information about our executive officers and directors upon the listing of our Class A ordinary shares on the NYSE. Unless otherwise indicated, their current business address is c/o vVARDIS Holding AG, Gubelstrasse 24, 6300 Zug, Switzerland.

Name	Position	Age
Haley Abivardi	Co-Chief Executive Officer, Co-Founder and Co-Chair	57
Goly Abivardi	Co-Chief Executive Officer, Co-Founder and Co-Chair	53
Thomas Rondot	Chief Financial Officer and Chief People Officer	53
Juergen Stark	Director	59
Clifford zur Nieden	Director	59

Note: Ages are as of June 30, 2026.
The following is a brief biography of each of our executive officers and directors:
Executive Officers
Dr. Haley Abivardi, DMD has served as Co-Chief Executive Officer, Co-Founder and Co-Chair of the Board of Directors of vVARDIS since its founding in 2020. A serial healthcare entrepreneur and University of Zurich-trained dentist with extensive experience building and scaling healthcare businesses, Haley led a public pediatric dental clinic, co-founded Switzerland’s first DSO, Swiss Smile, ran a dental hygienist school and built a global oral care brand. She leads our commercial strategy, global growth, business development and finance, expanding market access, forging strategic partnerships and delivering sustainable value creation.
Dr. Goly Abivardi, DMD has served as Co-Chief Executive Officer, Co-Founder and Co-Chair of the Board of Directors of vVARDIS since its founding in 2020. A serial healthcare entrepreneur and University of Zurich-trained dentist with extensive experience building and scaling healthcare businesses, Goly led a public pediatric dental clinic, co-founded Switzerland’s first DSO, Swiss Smile, ran a dental hygienist school, and built a global oral care brand. She leads our strategy, innovation, clinical development, operations and quality excellence, driving scientific leadership, accelerating clinical adoption and shaping the future of regenerative dentistry.
Thomas Rondot has served as Chief Financial Officer and Chief People Officer of vVARDIS since 2021. From 2020 to 2021, he served as Senior Vice President, Group Corporate Finance and Chief Financial Officer, Americas and Asia-Pacific at Coty Inc., a global beauty and fragrance company, where he was responsible for regional financial leadership across large-scale operations spanning multiple markets. From 2006 to 2019, Thomas held various finance and corporate development positions at Danone S.A., a multinational food and beverage company, most recently serving from 2017 to 2019 as Chief Financial Officer, North America, and previously serving as Vice President, Finance & Strategy, Africa Division (Cross Categories) from 2014 to 2017, Vice President, Finance – Indonesia Waters from 2011 to 2014, and Mergers & Acquisitions Director, Asia-Pacific from 2006 to 2011. Thomas holds a Master’s degree in Business Administration, Finance and International Management from the Catholic University of Louvain and completed international academic programs at the National University of Singapore and the National Taiwan Normal University.
Non-Executive Directors
Juergen Stark Juergen Stark has served as a member of the Board of Directors of vVARDIS since July 2025 and as Chairman of vVARDIS Inc. since October 2023. Juergen also served as an advisor to vVARDIS from October 2023 to December 2025. From September 2012 to June 2023, Juergen served as Chief Executive Officer of Turtle Beach Corporation, a global gaming audio accessory brand, and additionally served as Chairman of the Board from January 2020 to June 2023. From July 2003 to June 2012, Juergen held various positions at Motorola, Inc., a multinational telecommunications and consumer electronics company, most recently serving as Chief Operating Officer of the company’s mobile devices business. From December 1999 to July 2003, he served as Chief Executive Officer of Centerpost Corporation, a technology company he co-founded. From August 1990 to December 1999, Juergen served as a consultant with McKinsey & Company including as Principal from 1996. In addition to the Board of Directors of vVARDIS, Juergen has served as a member of the Board of Directors of Finally Quiet!, a dental technology company, since February 2026. Juergen holds a Master’s degree in Business Administration from Harvard Business School and a Bachelor of Science degree in Aerospace Engineering from the University of Michigan.
Clifford zur Nieden has served as member of the Board of Directors of vVARDIS since 2025. For the last 20 years, his career has centered on international business leadership in the Swiss oral care and medical device industries. From 2019 to 2025, he was responsible for the international business of Curaden AG—the Swiss oral care company behind the CURAPROX brand—across more than 90 countries. He has also served on Curaden’s Board of Directors since 2014. From 2008 to 2013, he served as Chief Executive Officer of Swiss Smile, Switzerland’s first DSO. From 2005 to 2007, he served on the Board of Directors and as CEO of MicroMed Cardiovascular, Inc., a medical device company. Clifford’s other professional activities include serving as Vice President and Partner of H2 Energy AG, a Swiss green hydrogen company, since 2016. He also co-founded bitExpert AG, a Zurich-based IT and management consulting firm in 2005 and has served as a member of the Board of Directors of bitExpert AG since 2018. Clifford holds a Diplom-Ingenieur degree (Dipl.-Ing., Master) from the Swiss Federal Institute of Technology (ETH Zurich).
Board of Directors
Our board of directors will be composed of     members immediately prior to the completion of this offering. Each director is elected for a one-year term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our first annual general meeting of shareholders as a public company in 2027, at which time reelection will be possible.
As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our board of directors, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that    ,     and    , representing     of the directors who will be serving immediately prior to the completion of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the NYSE rules.
Committees of Our Board of Directors
Our board of directors has established an Audit Committee and a Nomination and Compensation Committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by applicable law, shareholders’ meeting and our board of directors. Each committee will operate pursuant to a written charter that satisfies the applicable rules and regulations of the SEC and NYSE as well as the Swiss Code of Obligations (the “CO”). We will post these committee charters to our website at www.vvardis.com immediately prior to the listing of our Class A ordinary shares on the NYSE. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.
Audit Committee
The Audit Committee will assist the board in overseeing our and our subsidiaries’ accounting and financial reporting processes, internal and external control systems, risk management processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention, termination and oversight of the work of our independent registered public accounting firm.
The Audit Committee will consist of    ,     and    , with     serving as chairperson. Our board of directors has determined that    ,     and     meet the independence

requirements of Rule 10A-3 under the Exchange Act and under the listing standards of the NYSE (such requirements, the “audit committee independence requirements”) and    ,     and meet the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that     is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act.
Nomination and Compensation Committee
The Nomination and Compensation Committee will according to our Amended and Restated Articles of Association support our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The Nomination and Compensation Committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The Nomination and Compensation Committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the maximum aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. Commencing with our annual general meeting of shareholders in 2027, the members of the Nomination and Compensation Committee will be elected annually by our annual general meeting of shareholders. The board of directors determines the chair of the Nomination and Compensation Committee from among the elected members of the Nomination and Compensation Committee and fills any vacancies until the following annual general meeting of shareholders.
Our Nomination and Compensation Committee will consist of    ,     and    , with serving as chairperson. Our board of directors has determined that    ,     and     meet the independence requirements under the listing standards of the NYSE applicable to U.S. domestic issuers and      is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
Family Relationships
Our Co-Chief Executive Officers, Co-Founders and Co-Chairs are sisters. Other than that, there are no family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. At or prior to the completion of this offering, the Code of Conduct will be available on our website at www.vvardis.com. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider information on our website to be part of this prospectus or the registration statement of which it forms a part.
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we follow Swiss corporate governance rules in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between our Swiss corporate governance rules and the corporate governance requirements of the NYSE are set forth below:

•
exemption from the requirement that a majority of the board of directors be composed of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement;

•	exemption from the requirements that the compensation committee and the nomination and corporate governance committee be composed of independent directors. Swiss law does not have such requirements;
•	exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements;
•	exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement;
•
exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Swiss law does not require the adoption or disclosure of such guidelines;

•
exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards; and

•
exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our Amended and Restated Articles of Association will provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without reapproval by our shareholders, as well as Class B voting rights shares to our Founders under employee participation plans.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit restrictions under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Sections 13 and 16 of the Exchange Act and related SEC rules.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the United States (the “U.S. shareholder test”) and any of the following three circumstances (collectively, the “U.S. business contacts test”) apply:
•	the majority of our executive officers or directors are U.S. citizens or residents;
•	more than 50% of our assets are located in the United States; or
•	our business is administered principally in the United States.
For the purposes of the U.S. shareholder test, we will take into account all information available to us, including (i) records of our transfer agent and registrar, and of any clearance service or depositary or other nominee and (ii) reports of beneficial ownership provided to us, filed with the SEC or otherwise available publicly, including in jurisdictions other than the United States. Given our multi-class share capital structure, we intend to make this determination by reference to the voting power of all classes of our share capital (i.e., Class A ordinary shares and Class B voting rights shares) on a combined basis. Following this offering, we expect that we will remain a foreign private issuer under the U.S. business contacts test.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholders will control a majority of the combined voting power of our outstanding shares upon completion of this offering, and our controlling shareholders will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the NYSE corporate governance rules, including exemptions from the requirement that a majority of the directors on our board of directors be independent and the requirement that our Nomination and Compensation Committee consist entirely of independent directors.
The foreign private issuer exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.
If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Description of Share Capital and Articles of Association.”
Compensation of Directors and Executive Officers
For the year ended December 31, 2025, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities was $5,024,530.73.
For the year ended December 31, 2025, the aggregate compensation accrued or paid to our executive officers for services in all capacities was $3,742,375.59, including $1,736,984.43 in share-based compensation based on grant date fair value under the equity incentive plans summarized below. The amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers amounted to a total of $253,965.51 in the year ended December 31, 2025.
Pursuant to Swiss law, beginning at our annual general meeting of shareholders in 2027, we will be required to submit the maximum aggregate amount of compensation of our board of directors and the maximum aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders. Our board of directors will further be required to issue, on an annual basis, a written compensation report that must be reviewed by our auditors. If variable compensation is approved prospectively by the shareholders, our board of directors must submit the compensation report to a non-binding vote of the general meeting of shareholders. See “Description of Share Capital and Articles of Association.”
Equity Incentive Plans
We have equity compensation outstanding under the following plans: (i) the vVARDIS Holding AG 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), (ii) the vVARDIS Holding AG 2024 Share Option Plan (the “2024 Option Plan”) and (iii) the vVARDIS Holding AG 2025 Share Option Plan (the “2025 Option Plan” and, together with the 2024 Option Plan, the “Option Plans”). In connection with this offering, we intend to adopt the vVARDIS Holding AG 2026 Equity Incentive Plan (the “2026 Plan”). The 2024 Equity Incentive Plan and the Option Plans will be superseded by the 2026 Plan and no additional Awards will be granted pursuant to the 2024 Equity Incentive Plan or the Option Plans after the 2026 Plan becomes effective.
2024 Equity Incentive Plan
The 2024 Equity Incentive Plan was approved by our board of directors on March 28, 2024, and provides for the grant of options to acquire the Company’s Class A ordinary shares (“Options”), RSUs,

restricted stock awards, stock appreciation rights (“SAR”) and other stock-based award (collectively, “Awards”). U.S.-based employees, officers, directors and consultants of the Company and its affiliates are eligible to receive Awards. The terms of the 2024 Equity Incentive Plan are described in more detail below.
Plan Administration. The 2024 Equity Incentive Plan is administered by the Board.
Shares Outstanding Available for Issuance. As of June 30, 2026, there were 1,572,117 RSUs outstanding and 0 shares remaining available for issuance under the 2024 Equity Incentive Plan. If an Award is reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase, the Class A ordinary shares covered by the Award would again be available for issuance under the 2024 Equity Incentive Plan. Class A ordinary shares otherwise issuable that are withheld by the Company in payment of the purchase price, exercise price or withholding obligations would again be available for issuance under the 2024 Equity Incentive Plan. If an outstanding Option, RSU or SAR expires or is cancelled, forfeited or terminated, then the shares allocable to the unexercised or unsettled portion of such Award will remain available for issuance under the 2024 Equity Incentive Plan. To the extent an Award is settled in cash, the cash settlement will not reduce the number of shares remaining available for issuance under the 2024 Equity Incentive Plan.
Vesting. The majority of RSUs vest over three to four years on a quarterly basis with settlement into Class A ordinary shares occurring on the third or fourth anniversary of the grant. Other RSUs generally vest immediately. In connection with this offering, outstanding unvested RSUs will generally become vested, subject to the participant’s continued service through the completion of this offering.
Termination of Employment. Unvested RSUs are forfeited upon the participant’s termination of employment.
Amendment. The Company may (i) terminate or amend the 2024 Equity Incentive Plan in any respect, including without limitation amendment of any form of award agreement and (ii) terminate any and all outstanding Awards upon a dissolution or liquidation of the Company. The termination of the 2024 Equity Incentive Plan, or any amendment thereof, shall not affect any Class A ordinary shares previously issued or any outstanding Awards.
Option Plans
The Option Plans were approved by our board of directors on March 28, 2024 and November 19, 2025, respectively, and provide for the grant of Options. Employees, directors, advisors and agents of the Company and its subsidiaries are eligible to participate and receive grants of Options. The terms of the Option Plans are described in more detail below.
Plan Administration. The Option Plans are administered by the Board.
Shares Outstanding Available for Issuance. As of June 30, 2026, there were 163,010 Options outstanding under the 2024 Option Plan and 22,500 Options outstanding under the 2025 Option Plan. The 2024 Option Plan was superseded by the 2025 Option Plan and no additional Options will be or have been granted pursuant to the 2024 Option Plan since the 2025 Option Plan was adopted.
Vesting. The Options generally become exercisable immediately upon grant and expire 10 years from the grant date. The shares underlying exercised Options (“Restricted Shares”) generally vest immediately or over three years and in connection with this offering, Restricted Shares will generally become vested, subject to the applicable participant’s continued service through the completion of this offering.
Termination of Employment. In the event of a “good leaver” termination (as defined in the Option Plans), the participant may exercise their vested Options within one year from the date of termination of employment and all unvested Options or Restricted Shares will be forfeited. In the event of a “bad leaver” termination (as defined in the Option Plans), all of the participant’s Options, whether vested or unvested, and Restricted Shares will be forfeited.
Amendment. The Company may modify or amend the Option Plans, (i) to comply with or conform to applicable laws or (ii) to the extent such modification or amendment does not materially adversely affect the then accrued rights of the participants.

2026 Plan
In connection with this offering, we intend to adopt the 2026 Plan. The 2026 Plan will govern the issuances of equity incentive awards with respect to our Class A ordinary shares and Class B voting rights shares from and after the completion of this offering. We will provide additional details in a subsequent filing of this prospectus.
Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans and certain agreement also provide for equity incentive opportunities. These agreements may require advance notice of termination. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or clients during employment and for a period of one year following termination. In exchange, our executive officers are eligible for a lump sum payment that does not exceed the average remuneration for the last three financial years of the concerned executive officer, payable promptly after the termination. Some of our executive officers are eligible for a severance payment in the amount of one-year annual base salary under certain circumstances.
Clawback Policy
In connection with this offering, our Board adopted a clawback policy that provides for the recoupment of incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws. The clawback policy is designed to comply with Section 10D of the Exchange Act, the rules promulgated thereunder, and Section 303A.14 of the NYSE Listed Company Manual.
Directors’ and Officers’ Insurance
We have obtained and maintain civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.
Indemnification Agreements
In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to indemnification and expense reimbursement to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as a director or officer of any of our subsidiaries, to the fullest extent permitted by law. A form of the indemnification agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
Class A Ordinary Share Ownership
The Class A ordinary shares and other equity securities outstanding beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section titled “Principal Shareholders.”

PRINCIPAL SHAREHOLDERS
The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares as of    , 2026 by:
•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding Class A ordinary shares or Class B voting rights shares;
•	each of our executive officers and directors and persons nominated to serve in such positions; and
•	all executive officers, directors and persons nominated to serve in such positions as a group.
Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of     Class A ordinary shares and     Class B voting rights shares.
The number of Class A ordinary shares or Class B voting rights shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Class A ordinary shares or Class B voting rights shares over which the individual has sole or shared voting power or investment power as well as any such Class A ordinary shares or Class B voting rights shares that the individual has the right to acquire within 60 days of   , 2026 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B voting rights shares held by that person based on information provided to us by such person.
The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned before this offering is computed on the basis of the number of such Class A ordinary shares or Class B voting rights shares outstanding as of    , 2026. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of    , 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is c/o vVARDIS Holding AG, Gubelstrasse 24, 6300 Zug, Switzerland.
The percentage of Class A ordinary shares beneficially owned after this offering is based on Class A ordinary shares to be outstanding after the completion of this offering. The percentages assume no exercise by the underwriters of their over-allotment option to purchase additional Class A ordinary shares.
As of    , 2026, to our knowledge,     U.S. record holders held approximately    % of our Class A ordinary shares.

	Shares Beneficially Owned Prior to the Offering						Shares Beneficially Owned After the Offering
Shareholder	Class A Ordinary Shares	%	Class B Voting Shares	%	% of Total Voting Power Prior to the Offering†	% of Total Economic Ownership Prior to the Offering	Class A Ordinary Shares	%	Class B Voting Shares	%	% of Total Voting Power After the Offering†	% of Total Economic Ownership After the Offering
Executive Officers:
Haley Abivardi(1)
Goly Abivardi(2)
Thomas Rondot(3)

	Shares Beneficially Owned Prior to the Offering						Shares Beneficially Owned After the Offering
Shareholder	Class A Ordinary Shares	%	Class B Voting Shares	%	% of Total Voting Power Prior to the Offering†	% of Total Economic Ownership Prior to the Offering	Class A Ordinary Shares	%	Class B Voting Shares	%	% of Total Voting Power After the Offering†	% of Total Economic Ownership After the Offering
Non-Executive Directors:
Clifford zur Nieden
Juergen Stark(5)
All directors, director nominees and executive officers as a group ( persons)
5% or Greater Shareholders:
vVardis Investment Holding AG(6)
Cerebro Equity GmbH(7)
Curo Bidco Limited(8)
Heartland Dental, LLC(9)
Entities affiliated with OrbiMed Advisors LLC(10)
H21 STRATEGIC GROWTH L-QIF KMGK

*	Represents beneficial ownership or outstanding total voting power, as applicable, of less than 1%.
†
Percentage of total voting power represents voting power with respect to all our Class A ordinary shares and Class B voting rights shares, as a single class. Holders of our Class A ordinary shares and holders of Class B voting rights shares are each entitled to one vote per share, irrespective of par value. Since the par value of the Class B voting rights shares is ten times lower than the par value of the Class A ordinary shares, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. See “Description of Share Capital and Articles of Association.”

RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers, directors, director nominees or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as “related parties,” other than compensation arrangements which are described under “Management.”
Transactions
Shareholder Loans
During 2024, the Founders extended various loans to us with an interest rate of 8.000% per annum, consistent with overall market rates. Those loans were fully repaid as of December 31, 2024.
As part of the repayment of the 2029 PIK Loan, the Founders acquired our existing obligation under such loan from the lender, amounting to $48.0 million, using funds provided by us pursuant to a loan extended from us to our Founders. These reciprocal debts were then offset against each other, resulting in the 2029 PIK Loan being fully extinguished. As of December 31, 2025, the shareholder loan balance amounted to $61.0 thousand. This balance was settled subsequent to December 31, 2025.
Related Party Sublease
On November 1, 2023, we entered into a sublease agreement with an entity that is a related party to Haley Abivardi, one of our executive officers, for the office space on the 14th floor in Zug Park Tower, Gubelstrasse 24 6300, Zug. Rent is paid quarterly, beginning on July 1, 2024. We were entitled to a rent-free period from November 1, 2023 until June 30, 2024. Monthly rent amounts to $12.0 thousand. As of December 31, 2024, the current operating lease liability related to this lease was $66 thousand, noncurrent operating lease liability was $0 and operating lease right-of-use asset was $65 thousand.
During 2025, the sublease agreement expiration date was extended from September 25, 2025, to September 30, 2030. From October 1, 2025, to September 30, 2028, the annual rent is $529 thousand, and from October 1, 2028, to September 30, 2030, the annual rent will be $548 thousand. As of June 30, 2026, the current operating lease liability related to this lease was $414 thousand ($470 thousand as of December 31, 2025), noncurrent operating lease liability was $1,334 thousand ($1,904 thousand as of December 31, 2025), and operating lease right-of-use asset was $1,734 thousand ($2,374 thousand as of December 31, 2025).
Related Party Transaction Policy
In connection with this offering, we have adopted a new related party transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our Audit Committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
Employment Agreements
We have entered into employment agreements with certain of our executive officers. See “Management.”
Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our Amended and Restated Articles of Association require us to indemnify our executive officers and directors to the fullest extent permitted by law. See “Management.”

Shareholders’ Agreement
We entered into the Class B Shareholders’ Agreement with our Founders in connection with this offering. See “Description of Share Capital and Articles of Association—Class B Shareholders’ Agreement.”

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
General
We are incorporated as a corporation (Aktiengesellschaft) under the laws of Switzerland and our affairs are governed by the provisions of our articles of association, and, immediately prior to the completion of this offering, our Amended and Restated Articles of Association, as amended and restated from time to time, our organizational regulations and the provisions of applicable Swiss law. The articles of association in effect at the date of this prospectus are dated     , 2026.
As provided in Article 2 of our Amended and Restated Articles of Association, our purpose is to acquire, hold, manage, exploit and sell, directly or indirectly, participations in enterprises in Switzerland and abroad. Subject to Swiss law, we have full capacity to carry on or undertake any business or activity and do any act or enter into any transaction, and, for such purposes, have full rights, powers and privileges in relation to our purpose. Our registered office is Gubelstrasse 24, 6300 Zug, Switzerland.
We intend to list our Class A ordinary shares on the NYSE under the symbol “VVVV.”
Initial settlement of our Class A ordinary shares will take place on the closing date of this offering through The Depository Trust Company (“DTC”) in accordance with its customary settlement procedures for equity securities. Each person owning Class A ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A ordinary shares.
The following is a summary of the material provisions of our share capital and our Amended and Restated Articles of Association, which will become effective upon the registration of the Amended and Restated Articles of Association with the Commercial Register immediately prior to the completion of this offering. When we refer to our “Articles of Association” in this section, we refer to our Amended and Restated Articles of Association as they will be in effect immediately prior to the completion of this offering.
Share Capital
Issued Share Capital
Immediately prior to the completion of this offering,     Class A ordinary shares will be issued and registered with the Commercial Register, of which     Class A ordinary shares will be outstanding, and     Class B voting rights shares will be issued, fully paid and outstanding. Upon the completion of this offering, we will have     Class A ordinary shares issued and outstanding, assuming the underwriters do not elect to exercise their over-allotment option for additional Class A ordinary shares, and we will have     Class B voting rights shares issued and outstanding.
For information regarding the ownership of our Class A ordinary shares and Class B voting rights shares, see “Principal Shareholders.”
Dual Share Class Structure
Our Amended and Restated Articles of Association will provide for two share classes: Class A ordinary shares with a par value of CHF 0.006 each and Class B voting rights shares with a par value of CHF 0.0006 each. Because each of our shares will carry one vote in our general meeting of shareholders, irrespective of the par value of the shares, Class B voting rights shares will provide for ten times the voting power of Class A ordinary shares for each CHF of capital invested in the Company.
Class B voting rights shares will be subject to transfer restrictions under our Amended and Restated Articles of Association as well as additional transfer restrictions under the Class B Shareholders’ Agreement (see “—Class B Shareholders’ Agreement”). Pursuant to the Class B Shareholders’ Agreement, Class B voting rights shares will only be transferable between the Founders or trusts, nonprofit or other corporations or partnerships controlled by them (a “founder family entity”).
If a Founder wishes to sell Class B voting rights shares to any person or entity other than the other Founder or a founder family entity, our Founders will be required to request and/or to vote, as applicable, for the conversion of the relevant number of Class B voting rights shares into Class A ordinary shares. Under Swiss law, any such conversion requires the consent of the concerned Class B shareholder(s) the approval of the general meeting of shareholders and a corresponding amendment of the articles of association.
Pursuant to the terms of the Class B Shareholders’ Agreement, our Founders will be required to request and/or to vote, as applicable, for the conversion of all the Class B voting rights shares into Class A ordinary shares following the occurrence of certain “individual sunset events,” each as described under “—Shareholders’ Agreement.”
In each case, such Founder (or such Founder’s heirs) will be required to offer her Class B voting rights shares for sale to the other Founder or request or vote for, as applicable, a conversion of the Class B voting rights shares into Class A ordinary shares no sooner than 13 months and no later than 24 months following the occurrence of such individual sunset event. See “—Class B Shareholders’ Agreement.”
Conversion of Class B voting rights shares into Class A ordinary shares requires approval of all concerned Class B shareholders and the general meeting of shareholders. If such conversion is approved, ten Class B voting rights shares will be converted into one Class A ordinary share. The conversion ratio is strictly based on the different par value of the shares and there will be no separate consideration for the increased voting right power of the Class B voting rights shares.
No additional Class B voting rights shares may be issued after this offering except (i) in connection with a share split or share dividend on the Class B voting rights shares in which the Class A ordinary shares are similarly split or receives a similar dividend or (ii) to our Founders under our equity participation and incentive plans described elsewhere in this prospectus or which may be adopted following the offering.
The economic rights of our Class A ordinary shares and Class B voting rights shares differ because, under Swiss law, dividends and other distributions are determined by reference to the nominal value of the shares. Accordingly, if we declare a dividend or make another distribution, the amount payable in respect of each share will reflect its par value. Because the par value of each Class B voting rights share is lower than the par value of each Class A ordinary share, each Class B voting rights share will be entitled to a proportionately smaller dividend or other distribution than each Class A ordinary share. As a result, the holders of Class B voting rights shares will hold a greater proportion of the voting power of our share capital than of the economic interests represented by our outstanding shares.
The Class B voting rights shares are not being registered as part of this offering.
Class B Shareholders’ Agreement
We and our Founders entered into the Class B Shareholders’ Agreement in connection with this offering, which is expected to become effective upon the commencement of trading of our Class A ordinary shares on the NYSE. Pursuant to the terms of the Class B Shareholders’ Agreement, our Founders have agreed to vote together on those matters that will be put to a vote at our shareholders’ meetings. In particular, if, with regard to a specific matter, both Founders resolve to vote in a specific manner, each Founder would be required to vote at the applicable shareholders’ meeting accordingly. If the Founders do not agree on how to vote on a particular matter, the Founders would be required to vote (i) in favor of the motions of our board of directors at the applicable shareholders’ meeting as set forth in the notice of such meeting or (ii) if a motion is proposed by a shareholder, in accordance with the recommendations of our board of directors (except for elections to the board of directors, as to which the Founders may vote individually).
Moreover, pursuant to the terms of the Class B Shareholders’ Agreement, the Founders are required to request or vote, as applicable, in favor of a conversion of such Class B voting rights shares (of the concerned Founder(s)) into Class A ordinary shares no sooner than 13 months and no later than 24 months following the occurrence of any of the following events, which we refer to as the “individual sunset events”:
•	a Founder ceases to hold at least % of the number of Class B voting rights shares held by such Founder directly or indirectly immediately following this offering; and

•
a Founder dies or becomes permanently incapacitated in a manner that causes such Founder to permanently, but not temporarily, be unable to perform such Founder’s function as an executive officer or member of our board of directors.

In each case, the concerned Founder (or such Founder’s heirs or legal representative, as applicable) would be required to offer such Founder’s Class B voting rights shares for sale to the other Founder under a right of first refusal or, to the extent not so purchased, request conversion of the Class B voting rights shares into Class A ordinary shares no sooner than 13 months and no later than 24 months following the occurrence of such individual sunset event. In addition, each Founder has a right of first refusal to purchase Class B voting rights shares proposed to be sold or transferred by the other Founder, subject to certain exceptions.
The Class B Shareholders’ Agreement provides that, for so long as a Founder continues to hold at least 20% of the number of Class B voting rights shares held by such Founder immediately following this offering, such Founder shall be entitled to a seat on our board of directors, and the Founders undertake to vote in favor of such Founder’s election or re-election, as applicable, to our board of directors, subject to limited exceptions, including in the case of certain criminal convictions.
Conversion of Class B voting rights shares into Class A ordinary shares requires approval of all concerned Class B shareholders and the general meeting of shareholders. If such conversion is approved, ten Class B voting rights shares will be converted into one Class A ordinary share. The conversion ratio is strictly based on the different par value of the shares, and there will be no separate consideration for the enhanced voting power of the Class B voting rights shares. If the conversion is not approved by the general meeting of shareholders, the holder of the Class B voting rights shares may sell such shares to any third party, subject to compliance with applicable law.
As of the date of this prospectus, all of our current shareholders are party to a shareholders’ agreement, which primarily governs transfer restrictions, rights of first refusal and similar transfer-related matters relating to our shares. Such shareholders’ agreement will terminate upon the listing of our shares on the NYSE.
Articles of Association
Ordinary Capital Increase, Capital Range and Conditional Share Capital
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months of the respective general meeting in order to become effective. Under our Amended and Restated Articles of Association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by a majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory preemptive subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the majority of the par value of the shares represented is required.
Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the majority of the par value of the shares represented, may authorize our board of directors to issue shares in the form of:
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conditional share capital (bedingtes Aktienkapital) in the aggregate amount of up to 50% of the share capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or contractors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or

•	in the form of capital range (Kapitalband), which may include also a conditional share capital based on the capital range, empower our board of directors to increase and/or decrease our share capital by up to 50% of the share capital, by issuing or canceling shares, or by increasing or decreasing the par value of shares; such capital range is to be utilized by the board of directors within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval.
Pre-Emptive and Advance Subscription Rights
Pursuant to the CO, shareholders have pre-emptive subscription rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of such conversion rights, convertible bonds or similar debt instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the voting rights represented and the majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights and/or advance subscription rights in certain circumstances.
If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.
Our Capital Range
Under our Amended and Restated Articles of Association, we have a capital range, which includes a conditional share capital based on the capital range for financing, acquisitions and other purposes, ranging from 50% of our share capital immediately after completion of the offering (lower limit) to 150% of our share capital immediately after completion of the offering (upper limit). Our board of directors is authorized within the capital range to increase or decrease our share capital once or several times and in any amounts and to acquire or dispose of shares, directly or indirectly until   . The capital increase or reduction may be effected by (i) issuing fully paid-in Class A ordinary shares and Class B voting rights shares with a par value of CHF 0.006 each and CHF 0.0006 each, respectively, and cancelling Class A ordinary shares and Class B voting rights shares with a par value of CHF 0.006 each and CHF 0.0006 each, respectively, as applicable, or by increasing or reducing the par value of the existing Class A ordinary shares and Class B voting rights shares within the limits of the capital range, or by simultaneous reduction and re-increase of the share capital and (ii) with regard to the conditional share capital based on the capital range for financing, acquisitions and other purposes, issuing fully paid-in Class A ordinary shares with a par value of CHF 0.006 each, and cancelling Class A ordinary shares with a par value of CHF 0.006 each, or by increasing or reducing the par value of the existing Class A ordinary shares within the limits of the capital range, or by simultaneous reduction and re-increase of the share capital. If our share capital increases as a result of a share issue from conditional capital outside of the capital range (see next subsection), the upper and lower limits of the capital range will increase in an amount corresponding to such increase.
In the event of a capital increase within the capital range, the board of directors has to determine the date of the issuance of the new shares, type of contributions, the issue price, the conditions for the exercise of pre-emptive rights and the date on which the dividend entitlement starts. In the event of a capital reduction within the capital range, the board of directors has to determine the use of the reduction amount, to the extent necessary.
In a capital increase within the capital range, the board of directors is authorized by our Amended and Restated Articles of Association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:
•	if the issue price of the new shares is determined by reference to the market price;
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for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders;

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for the acquisition of companies, parts of companies, participations or of tangible or intangible assets by, or for investment projects of, the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

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for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	for purposes of granting an over-allotment option of up to 15% of the shares to be placed or sold in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
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for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of, the Company or any of its group companies;

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for the defense of an actual, threatened or potential takeover bid, that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders; or

•	for the exchange against shares of the respective other share category.
The above authorization is exclusively linked to our capital range. If the capital range lapses for any reasons, such as if an ordinary capital increase is completed, the authorization under the capital range, including the authorization with regard to the conditional share capital based on the capital range for financing, acquisitions and other purposes, to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such ordinary capital increase.
Our Conditional Share Capital
Our nominal share capital may be increased (i) within our capital range by the maximum amount corresponding to 50% of our share capital immediately after completion of the offering by issuing     fully paid-up Class A ordinary shares on the basis of option and conversion rights granted in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or one of our subsidiaries (ii) outside our capital range by the maximum amount corresponding to 30% of our share capital immediately after completion of the offering by issuing fully paid-up Class A ordinary shares on the basis of option and conversion rights granted in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or one of our subsidiaries or (iii) outside our capital range by the maximum amount corresponding to 20% of our share capital immediately after completion of the offering by issuing fully paid-up Class A ordinary shares or fully paid-up Class B voting rights shares upon exercise of rights that are given to members of the board of directors, member of the executive committee, employees, or contractors or consultants, of the Company or of affiliated companies or other persons providing services to the Company or a subsidiary.
With respect to the issuance of new shares out of our conditional capital, the shareholders’ statutory advance subscription rights are excluded. The acquisition of Class A ordinary shares or Class B voting rights shares, as applicable, through the exercise of option rights and the further transfer of shares is subject to the applicable transfer restrictions under our Amended and Restated Articles of Association.
Form of Shares
Our shares are in the form of uncertificated securities (Wertrechte) within the meaning of Article 973c of the CO. In accordance with Article 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time convert uncertificated securities into share certificates (individual or global certificates), one kind of certificate into another, or share certificates (individual or global certificates) into uncertificated securities. A shareholder may at any time request from us a written confirmation regarding his or her shares as reflected in our share register (Aktienbuch). Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders
Ordinary/Extraordinary Meetings, Powers
The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of each financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.
According to our Amended and Restated Articles of Association, a general meeting of shareholders may take place in or outside Switzerland and at different places simultaneously if the votes of the participants are immediately transmitted to all meeting venues (“multilocal shareholders’ meeting”). The board of directors may allow shareholders that are not present at the meeting venue of the general meeting of shareholders to participate and exercise their rights electronically (“hybrid shareholder meeting”). Our Amended and Restated Articles of Association also allow for general meetings of shareholders without a physical meeting venue but that takes place using electronic means (“virtual shareholder meeting”).
According to our Amended and Restated Articles of Association, the following powers are vested exclusively in the general meeting of shareholders:
•	adopting and amending the Amended and Restated Articles of Association, including changing the company’s purpose or domicile;
•
electing and removing of the members of the board of directors, the co-chairs or chair, as applicable, of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the annual report and the annual statutory and consolidated financial statements and determining the allocation of profits shown on the balance sheet, in particular with regard to dividends;
•	determining the interim dividend and approving the requisite interim financial statements;
•	resolving on the repayment of the statutory capital reserve (gesetzliche Kapitalreserve);
•	approving the maximum aggregate amount of compensation for the members of the board of directors and the executive committee;
•	discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business;
•	resolving on the delisting of the company’s equity securities;
•	approving the report on non-financial matters, if applicable; and
•
deciding matters reserved for the general meeting of shareholders by law (including the dissolution of the company with or without liquidation) or the Amended and Restated Articles of Association or, subject to art. 716a CO, submitted by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by our auditors, liquidators or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of the share capital or of the voting rights of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. Further, the board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures in case of imminent insolvency as well as capital loss, i.e. if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves (meaning statutory capital reserves (gesetzliche Kapitalreserve) that are not repayable to the shareholders and the statutory retained earnings (gesetzliche Gewinnreserve)) are not covered by our assets less the liabilities and a contemplated restructuring measure falls within the competence of the general meeting of shareholders.

Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the majority of voting rights represented at the general meeting of shareholders, unless otherwise stipulated by law or our Amended and Restated Articles of Association.
Under Swiss law and our Amended and Restated Articles of Association, a resolution of the general meeting of the shareholders passed by two-thirds of the voting rights represented at the meeting and the majority of the par value of the shares represented is required for:
•	amending the Company’s corporate purpose;
•	creating voting right shares;
•	cancelling or amending the transfer restrictions of shares;
•	creating conditional share capital or the introduction of a capital range;
•	increasing share capital out of equity, against contributions in-kind, by set-off against a claim or granting specific benefits;
•	limiting or withdrawing shareholders’ pre-emptive subscription rights;
•	changing the currency of the share capital;
•	introducing a casting vote of the chairperson at the general meeting of shareholders;
•	introducing a provision in the articles of association concerning the conduct of a general meeting of shareholders abroad;
•	the removal of any member of the board of directors or of its (co-)chairperson before the end of his or her term of office;
•	changing the Company’s registered office;
•	dissolving or liquidating the Company;
•	resolving on the consolidation of shares (reverse split);
•	delisting of the Company’s equity securities; and
•	introduction of a statutory arbitration clause.
The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of October 3, 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association—Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our Amended and Restated Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders.
Notice
The board of directors must notify the shareholders at least 20 days before the date of the general meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce, or by including the notice in a proxy statement. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the date, the starting and end time, the form and location of the meeting, the items on the agenda, the motions of the board of directors or any shareholders including a short explanation, the name and address of the independent proxy (unabhängiger Stimmrechtsvertreter), and, in case of elections, the names of the nominated candidates. A resolution on a matter that is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders, to initiate a special investigation or to appoint an external auditor, regarding which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.
Agenda Requests
Pursuant to Swiss law and our Amended and Restated Articles of Association, one or more shareholders whose combined shareholdings represent 0.5% of the voting rights or of our share capital may request that an item be included in the agenda for a general meeting of shareholders or that a proposal relating to an agenda item be included in the notice convening the general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 90 calendar days in advance of the meeting.
The request must be made in writing and contain, for each of the agenda items, the following information:
•	a brief description of the business desired to be brought before the general meeting of shareholders;
•	the motions regarding the agenda item;
•	the name and address, as they appear in the share register, of the shareholder(s) proposing such business;
•
the number of shares which are beneficially owned by such shareholder(s), and the dates upon which the shareholder(s) acquired such shares (including documentary support of such beneficial ownership); and

•	all other information required under the applicable laws and stock exchange rules.
In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with applicable SEC rules.
Our annual report, the compensation report, the auditor’s report and the report on non-financial matters, if applicable, must be made available for inspection by the shareholders no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.
Minutes
We are required to make available the resolutions and election results (with details of the exact percentage of votes) of our general meeting of shareholders electronically within 15 calendar days after the meeting. In addition, each shareholder may request that the minutes be made available to them within 30 calendar days after the meeting.
Voting Rights
Each of our shares entitles a holder to one vote in the general meeting of the shareholders, irrespective of par value of such shares. Our shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register prior to the applicable cut-off date to be determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by a representative of their choice, with written authorization to act as proxy. The chairperson of the general meeting of the shareholders has the power to decide whether to recognize a power of attorney.
Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules. Our Amended and Restated Articles of Association provide that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.
Voting rights may be exercised only after a shareholder has been entered in the share register with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “—Articles of Association—Voting Rights.”
Inspection of Books and Records
Under the CO, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Shareholders holding in the aggregate at least 5% of our nominal share capital or of our voting rights have the right to inspect our ledgers and files, subject to the safeguarding of our business secrets and other legitimate interests. Our board of directors is required to decide on an inspection request within four months after receipt of such request. Denial of the request will need to be justified in writing. If an inspection request is denied by the board of directors, shareholders may request the order of an inspection by the court within thirty days. See “Comparison of Swiss Corporate Law and U.S. Corporate Law—Inspection of books and records.”
Special Investigation
If a shareholder has exercised its information or inspection rights, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Zug, Canton of Zug, Switzerland) to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of our share capital or voting rights may request that the court appoint a special examiner. The court will issue such an order if the petitioners can prima facie demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our Amended and Restated Articles of Association and thereby likely caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.
Shareholders’ Rights to Bring Actions for the Benefit of the Company
According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.
Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the voting rights represented at a general meeting of shareholders and the majority of the par value of the shares represented.
If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such a transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation.
In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the voting rights represented at a general meeting of shareholders and the majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:
•	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•	our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the Amended and Restated Articles of Association; and
•
the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.

A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash), receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. The action must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. The filing of the action will not prevent completion of the merger or demerger. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.
Board of Directors
Our Amended and Restated Articles of Association provide that the board of directors shall consist of at least two and not more than seven members.
The members of the board of directors and the co-chairs are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.
Powers
The board of directors has the following nondelegable and inalienable powers and duties:
•	the ultimate direction of the business of the Company and issuing of the relevant directives;
•	determining the organization of the Company;
•	formulating accounting procedures, financial controls and financial planning;
•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;
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the ultimate supervision of those persons entrusted with the management of the Company, with particular regard to adherence to law, our Amended and Restated Articles of Association and regulations and directives of the Company;

•	issuing the annual report, the compensation report and, if applicable, the report on non-financial matters and any other reports as required by law;
•	preparing for the general meeting of shareholders and carrying out its resolutions;

•
adopting resolutions on the change of the share capital or the currency of the share capital, to the extent that such power is vested in the board of directors, and ascertaining of capital changes, the preparation of the report on the capital increase, and the respective amendments of the articles of association (including deletions);

•	the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act;
•	submitting a petition for debt-restructuring moratorium and informing the court in case of over-indebtedness; and
•	other powers and duties reserved to the board of directors by law or our Amended and Restated Articles of Association.
The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members or committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our Amended and Restated Articles of Association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational rules established by the board of directors.
Indemnification of Executive Officers and Directors
Subject to Swiss law, our Amended and Restated Articles of Association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See “Comparison of Swiss Corporate Law and U.S. Corporate Law—Indemnification of directors and executive officers and limitation of liability.”
Conflict of Interest, Management Transactions
The members of the board of directors and the executive committee are required to immediately and fully inform the board of directors about conflicts of interest concerning them. The board of directors is furthermore required to take measures in order to protect the interests of the company. More generally, the CO requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.
Our board of directors has adopted a Code of Business Conduct and Ethics and other policies that cover a broad range of matters, including the handling of conflicts of interest. If in connection with the entering into a contract (except relating to daily business matters for a value of up to CHF 1,000) we are represented by the person with whom we are entering into the contract, such contract must be in writing.
Principles of the Compensation of the Board of Directors and the Executive Committee
Pursuant to Swiss law, our shareholders must annually approve the maximum aggregate amount of compensation of the board of directors and the persons whom the board of directors has, fully or partially,

entrusted with the management (which we refer to as our “executive committee”) of the Company. All of our executive officers named in the section of this prospectus titled “Management” are deemed to be members of our executive committee.
The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditors. The compensation report must disclose, among other things, all compensation granted by the Company, directly or indirectly, to current members of the board of directors and the executive committee and, to the extent related to their former role within the Company or not on customary market terms, to former members of the board of directors and former executive officers.
The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive committee, respectively, as well as the particular amount for each member of the board of directors and for the highest-paid executive officer, specifying the name and function of each of these persons. If variable compensation is approved prospectively, our board of directors must submit the compensation report to a non-binding vote of the general meeting of shareholders.
We are prohibited from granting certain forms of compensation to members of our board of directors and executive committee, such as:
•
severance payments that are contractually agreed or provided for in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•
compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;

•	remuneration paid on conditions other than the customary market conditions connected with a previous activity as a corporate body of the company;
•	joining bonuses that do not compensate for a verifiable financial disadvantage;
•	advance compensation;
•	incentive fees / commission for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being directly or indirectly controlled by us;
•
loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the Amended and Restated Articles of Association; and

•	equity-based compensation not provided for in the Amended and Restated Articles of Association.
Compensation to members of the board of directors and the executive committee for activities in entities that are directly or indirectly controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Company’s Amended and Restated Articles of Association do not provide for it or (iii) the compensation has not been approved by the general meeting of shareholders.
Beginning in 2027, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:
•	the maximum aggregate amount of compensation of the board of directors for the term of office until the next annual general meeting of shareholders;
•	the maximum aggregate amount of compensation of the executive committee (including our executive directors) for the following financial year; and
•	specific compensation elements for other compensation periods.
The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

If at the general meeting of shareholders the shareholders do not approve a compensation proposal of the board of directors, the board of directors must prepare a new proposal, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders at a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.
If we appoint new members of the executive committee after the general meeting of shareholders has approved the compensation of the executive committee for the relevant period and such compensation is insufficient to also cover the new members’ compensation, our Amended and Restated Articles of Association allow us to pay the new member(s) a supplementary amount per compensation period not exceeding 40% of the aggregate amount of (maximum) compensation (including fixed and variable compensation) of the executive committee last approved.
In addition to fixed compensation, the members of the executive committee (including executive directors) may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values as well as their achievement.
Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.
Dividends and Other Distributions
Our board of directors may propose to shareholders that a dividend or interim dividend or other distribution be paid, but cannot itself authorize distributions. Dividend and interim dividend payments require a resolution passed by a majority of the voting rights represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Amended and Restated Articles of Association.
Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous or current business year or have brought forward profits from previous business years, or if we have distributable reserves, each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and by the articles of association have been deducted.
Under the CO at least 5% of our annual profit must be retained as statutory profit reserve (gesetzliche Kapitalreserve). If there is a loss carried forward, such loss must be eliminated before allocation to the statutory profit reserve. The statutory profit reserve shall be accumulated until it reaches, together with the statutory capital reserve, 20% of our share capital recorded in the Commercial Register. In addition, we have to allocate, among other things, the net proceeds in excess of the nominal value and the issuance costs of share issuances to the statutory capital reserve. The CO permits us to accrue additional reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.
Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of an ordinary capital reduction or within a capital range that (also) allows for a capital reduction (see “Description of Share Capital and Articles of Association—Articles of Association—Ordinary Capital Increase, Capital Range and Conditional Share Capital”). An ordinary capital reduction requires a resolution passed by a majority of the voting rights represented at a general meeting of shareholders. The board of directors must publish a call to creditors in the Swiss Official Gazette of Commerce in which creditors are advised that they may request, subject to certain conditions, security for their claims within 30 days of the publication of the creditor call. A licensed audit expert must then confirm, based on the results of the call to creditors, that the claims of the creditors remain fully covered despite the reduction in our share capital recorded in the Commercial Register. If all requirements for an ordinary capital reduction have been met, the board of directors has to amend the articles of association in a public deed. Our share capital may be reduced to a level below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. An ordinary capital reduction must be completed within six months after the resolution of the general meeting of shareholders.
Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the dividend payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments.
For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax.”
Borrowing Powers
Neither Swiss law nor our Amended and Restated Articles of Association restrict our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.
Repurchases of Shares and Purchases of Own Shares
The CO limits our ability to repurchase and hold our own shares. We and our subsidiaries may repurchase shares only to the extent that (i) we have freely distributable reserves in the amount of the purchase price, and (ii) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.
Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive subscription rights in the case of share capital increases.
In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may, subject to applicable law, purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to balance variances in the market price of shares.
Notification and Disclosure of Substantial Share Interests
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange.
Mandatory Bid Rules
The obligation of any person or group of persons that acquires more than one-third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.
Transfer Agent and Registrar of Shares
Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our Class A ordinary shares and Class B voting rights shares, usufructuaries therein and/or nominees subject to the limitations set forth in Article 6 of our Amended and Restated Articles of Association. See “—Voting Rights” for further information. Swiss law does not recognize fractional share interests.

COMPARISON OF SWISS CORPORATE LAW AND U.S. CORPORATE LAW
The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Obligationenrecht) and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware and does not compare rights of a shareholder of a Swiss stock corporation to rights of a shareholder of a corporation incorporated in any United States jurisdiction other than the State of Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, Swiss law and our governing Amended and Restated Articles of Association, organizational regulations and committee charters (in each case, as in effect immediately following the first day of trading of our Class A ordinary shares).

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Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the majority of the par value of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity who are entitled to vote shall approve the merger agreement.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors, officers or liquidators for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. In addition, to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction, a class action may be available.

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Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he or she acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Pursuant to Swiss law, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the maximum aggregate amount of compensation of the members of the board of directors, of the executive committee and of the advisory boards (if any). If variable compensation is approved for a future period rather than for a past period, the compensation report is subject to a non-binding / advisory vote of the general meeting of shareholders.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the board of directors, the (co-) chairperson(s) of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

One year terms of office until the next ordinary general meeting of shareholders are mandatory under Swiss law for listed companies.

Classified boards are not permitted.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors and certain officers (“covered officers”) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director or covered officer for:

 •
any breach of a director’s or covered officer’s duty of loyalty to the corporation or its shareholders;

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares

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 •
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 •
statutory liability for unlawful payment of dividends or unlawful share purchase or redemption against a director; or

 •
any transaction from which the director or covered officer derived an improper personal benefit;

 •
any claim brought by or on behalf of the corporation (i.e., derivative claims) against a covered officer.

in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Covered officers eligible for exculpation include any individual who (i) is or was president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) is or was a named executive officer identified in the corporation’s SEC filings; or (iii) has by written agreement with the corporation consented to be identified as an officer for purposes of accepting service of process.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

 •
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

 •
by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions. Our Amended and Restated Articles of Association (which will come into force immediately prior to the completion of this offering) provide for such indemnification.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

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 •
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

 •
by the shareholders.

Moreover, a Delaware corporation may not
indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

• the duty of care; and

•
the duty of loyalty.

The duty of care requires that a director act in good
faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive committee based on organizational rules. However, there are several non-transferable duties of the board of directors:

 •
the overall management of the corporation and the issuing of all necessary directives;

 •
determination of the corporation’s organization;

 •
the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

 •
the appointment and dismissal of persons entrusted with managing and representing the corporation;

 •
the overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

 •
the compilation of the annual report, the compensation report, the report on non-financial matters and any other reports required by law, the preparation for the general meeting of the shareholders and implementation of its resolutions; and

 •
the filing of an application for a debt

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that the transaction was of fair value to the corporation.
restructuring moratorium and notification of the court in the event that the company is over-indebted.

The members of the board of directors must
perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances.

Members of the board of directors and the executive committee are required to immediately and fully disclose any conflict of interest to the board of directors. The duty of loyalty requires directors to safeguard the interests of the corporation, putting aside their own interests where necessary. Where a risk of conflict exists, the board of directors must take appropriate measures to ensure that the interests of the company are duly protected.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

The Swiss Federal Supreme Court has established a doctrine that restricts its review of a business decision if the decision has been taken following proper preparation, on an informed basis and without conflicts of interest.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.
Shareholders of a Swiss corporation may exercise their voting rights in a general meeting of shareholders. Shareholders can only act by written consents if no shareholder requests a general meeting of shareholders. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

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Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders, any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified; exceptions to this are motions to convene an extraordinary general meeting or to carry out a special audit and to appoint an external auditor. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

 •
shareholders together representing at least 5% of the share capital or voting rights may demand that a general meeting of shareholders be called for specific agenda items and specific proposals; and

 •
shareholders together representing shares with a par value of at least 0.5% of the share capital or the voting rights may demand that an agenda item including a specific proposal, or a proposal with respect to an existing agenda item, be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate lead time.

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting or (iv) request that the general meeting of shareholders resolve to appoint an examiner to carry out a special examination (Sonderuntersuchung).

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single

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candidates. An annual individual election of (i) all members of the board of directors, (ii) the (co-) chairperson(s) of the board of directors, (iii) the members of the compensation committee and (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the maximum aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies. Re-election is permitted.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda. The articles of association may require the approval by a supermajority of the voting rights represented at a meeting for the removal of a director. Our Amended and Restated Articles of Association provide for such supermajority.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.
No such rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the majority of the par value of shares represented at such general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution. Our Amended and Restated Articles of Association do not provide for such higher threshold.

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Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the voting rights represented at the general meeting of shareholders. Where a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights (such as our Class B voting rights shares) are not regarded as preference shares for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of a capital range and conditional capital and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and a majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of, list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under Swiss law, any shareholder may request access to the minutes within 30 days following the general meeting. A corporation’s annual report, compensation report and the auditors’ reports must be made available for inspection by shareholders at least 20 calendar days prior to each annual general meeting of shareholders. If the documents are not electronically accessible, (i) any shareholder may request that they be sent to them in good time and (ii) any shareholder may for one year following the general meeting request that they be sent the annual report in the form approved

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by the general meeting together with the audit reports.

At the general meeting, any shareholder is entitled to information from the board of directors on the affairs of the company and information from the external auditors on the methods and results of their audit.

Shareholders of a Swiss corporation holding in the aggregate at least 5% of the nominal share capital or voting rights have the right to inspect books and records, subject to the safeguarding of the company’s business secrets and other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder. The board of directors has to decide on an inspection request within four months after receipt of such request. Denial of the request will need to be justified in writing. If the board of directors denies an inspection request, shareholders may request the order of an inspection by the court within 30 days.

A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

 •
out of its surplus; or

 •
in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize
capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Dividend (including interim dividend) payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.
Payments out of a Swiss corporation’s share capital (in other words, the aggregate par value of the corporation’s shares) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous or current business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the articles of association have been deducted.

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Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Any creation of shares requires a shareholders’ resolution. The creation of a capital range or conditional share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and a majority of the par value of shares represented at such meeting. The board of directors may issue or cancel shares out of the capital range during a period of up to five years by a maximum amount of 50% (in either direction) of the current share capital. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the board of directors may grant to shareholders, creditors of bonds or similar debt instruments, employees, contractors or consultants, directors of the company or another group company or third parties.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A ordinary shares, and we cannot predict the effect, if any, that market sales of our Class A ordinary shares, or the availability of our Class A ordinary shares for sale, will have on the market price of our Class A ordinary shares prevailing from time to time. Future sales of our Class A ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price prevailing from time to time. As described below, only a limited number of our Class A ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, we will have a total of     Class A ordinary shares outstanding. Of these outstanding shares, the     Class A ordinary shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding ordinary shares will be, and shares underlying outstanding options and warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if their resale is registered under the Securities Act or if their resale qualifies for an exemption from registration, for example under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the market standoff and lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, our Class A ordinary shares will be available for sale in the public market as follows:
Market Standoff and Lock-Up Agreements
We, our executive officers and directors and substantially all the holders of our share capital have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days, or 270 days in the case of our Co-Founders and their affiliated entities, after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.
Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed below. For a further description of these lock-up and market standoff agreements, please see “Underwriting.”
Rule 144
In general, a person who has beneficially owned our Class A ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with, certain of the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.
Persons who have beneficially owned our Class A ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of our Class A ordinary shares then outstanding, which will equal approximately     Class A ordinary shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional Class A ordinary shares; or

•	the average weekly trading volume of our Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.
Sales of our Class A ordinary shares made in reliance upon Rule 144 by our affiliates or persons selling our Class A ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register resales of our outstanding Class A ordinary shares underlying RSUs, options and warrants issued, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and the ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements.
Regulation S
Regulation S under the Securities Act (“Regulation S”) provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Class A ordinary shares may be sold outside the United States under certain circumstances without registration in the United States being required.
Rule 701
Rule 701 generally allows a shareholder who purchased ordinary shares of our company pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these ordinary shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of such shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

TAXATION
The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Swiss Tax Considerations
Withholding Tax
Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds, bonus shares and taxable repurchases of Class A ordinary shares as described above) are subject to Swiss federal withholding tax (the “Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution. The repayment of the par value of the Class A ordinary shares and any repayment of qualifying additional paid-in capital (reserves from capital contributions, Reserven aus Kapitaleinlagen), within the limitations accepted by the legislation in force when such dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax.
Swiss resident individuals who hold their Class A ordinary shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Class A ordinary shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they, inter alia, duly report the underlying income in their income statements or income tax return, as the case may be.
Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.
Swiss Federal Stamp Duties
To the extent the Class A ordinary shares offered in the Offering are newly issued shares, the Company will bear the Swiss federal issuance stamp duty (Emissionsabgabe) on the issuance of such Class A ordinary shares of 1% of the offering price, net of certain deductions. The delivery of newly issued Class A ordinary shares against payment of the offering price is not subject to Swiss federal securities transfer stamp duty (Umsatzabgabe).
To the extent the Class A ordinary shares offered in the Offering are existing shares currently held by certain existing shareholders of the Company, the sale and delivery of any such existing shares will, subject to statutory exemptions, be subject to Swiss federal securities transfer stamp duty (Umsatzabgabe) at an aggregate tax rate of up to 0.15% of the consideration paid on such sale and will be borne (or compensated) by the current holders of such existing Class A ordinary shares.
Any subsequent transactions in Class A ordinary shares in the secondary markets are subject to Swiss securities transfer stamp duty at an aggregate rate of 0.15% of the consideration paid for such Class A ordinary shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of Class A ordinary shares. The same generally applies for capital gains on the sale of Class A ordinary shares. For Withholding Tax consequences, see “—Swiss Tax Considerations—Withholding Tax.”
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the par value of Class A ordinary shares or, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital (reserves from capital contributions, Reserven aus Kapitaleinlagen), are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Class A ordinary shares to a third party will generally be a tax-free private capital gain or a non tax-deductible capital loss, as the case may be.
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, Class A ordinary shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Class A ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of ordinary shares) for such taxation period.
Swiss Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders holding Class A ordinary shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of Class A ordinary shares.
Resident Private Shareholders
Resident Private Shareholders are required to report the market value of their Class A ordinary shares at the end of each tax period as part of their private wealth and such market value is subject to cantonal and communal wealth tax.
Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their Class A ordinary shares as part of their business wealth or taxable capital, as defined, which is subject to cantonal and communal wealth or annual capital tax.

Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is based on Article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of the Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.
Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Class A ordinary shares of the Company, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On June 27, 2024, Switzerland and the United States signed a new FATCA agreement. The new agreement provides for a different model for the exchange of financial account data. If the agreement is implemented, the current direct-notification-based regime will be replaced by a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The exchange of information will also be mutual and automatic. Implementation of the new FATCA agreement requires national law to be amended. According to the current schedule, Switzerland’s change of model should come into force on January 1, 2029.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of Class A ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares.
This section applies only to a U.S. Holder that purchases shares of our Class A ordinary shares in this offering and holds such shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any minimum tax consequences, rules conforming the timing of income accruals with respect to the Class A ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships or S corporations for U.S. federal income tax purposes;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;
•	real estate investment trusts or regulated investment companies;
•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•	persons holding Class A ordinary shares in connection with a trade or business conducted outside of the United States.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A ordinary shares.
This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the Switzerland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this section.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Class A ordinary shares, who is eligible for the benefits of the Treaty and who is:
•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares and the application of the Treaty in their particular circumstances.
Except as described below, this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”), as described below.
Taxation of Distributions
We do not currently expect to make distributions on our Class A ordinary shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on Class A ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distributions exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax free return of a U.S. Holder’s tax basis in the Class A ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distributions will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us or an applicable withholding agent in respect of Swiss income taxes. The dividend will be treated as foreign-source income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any such foreign currency gain or loss will be treated as ordinary income or loss, and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be U.S. source income or loss for foreign tax credit limitation purposes.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Swiss income taxes withheld from dividends on Class A ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Swiss taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Taxation—Swiss Tax Considerations—Withholding Tax” for a discussion of how to obtain the applicable treaty rate. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale, Redemption or Other Disposition of Class A ordinary shares
Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Class A ordinary shares exceeds one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company Rules
In general, we will be a PFIC for any taxable year in which, after the application of certain “look through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.
Based on the expected market price of our Class A ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2026 taxable year or in the foreseeable future. Even if we determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2026 or any future taxable year is uncertain. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion regarding our PFIC status in 2026 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid mark-to-market election or QEF election, both as described below, or elects to recognize gain, which will be taxed under the following rules.
If we were a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for Class A ordinary shares would not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Our Class A ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. The Class A ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE on which the Class A ordinary shares are to be listed, is a qualified exchange for this purpose. If we were a PFIC and a U.S. Holder made the mark-to-market election, the holder would recognize as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the Class A ordinary shares would be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a Lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our Class A ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

UNDERWRITING
The company and the underwriters named below have entered into an underwriting agreement with respect to the Class A ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A ordinary shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
UBS Securities LLC
Deutsche Bank Securities Inc.
Apollo Global Securities, LLC
Total

The underwriters are committed to take and pay for all of the Class A ordinary shares being offered, if any are taken, other than the Class A ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional       Class A ordinary shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any Class A ordinary shares are purchased pursuant to this option, the underwriters will severally purchase Class A ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional Class A ordinary shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $   per share from the initial public offering price. After the initial offering of the Class A ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the Class A ordinary shares by the underwriters is subject to their receipt and acceptance of the Class A ordinary shares being offered and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors and holders of substantially all of our share capital have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our share capital or securities convertible into or exchangeable for our share capital during (collectively, the “Lock-Up Securities”) the period from the date of this prospectus continuing through the date 180 days, or 270 days in the case of our Co-Founders and their affiliated entities, after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
The restrictions described in the immediately preceding paragraph do not apply to the officers, directors and holders of substantially all of our share capital or securities convertible into or exchangeable for our share capital with respect to transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company, corporation or other entity of which the lock-up party or the immediate family of the lock-up party are the legal or beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) or (vi), (vi) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the lock-up party, or to any investment fund, vehicle, account, portion of a fund, vehicle or account or other entity, which fund or entity is controlled or managed by, under common control with, or shares the same investment adviser as, the lock-up party or affiliates of the lock-up party (including where the undersigned is a partnership, to its general partner, a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition by the lock-up party to its stockholders, partners, members, any investment fund controlled, managed or advised by any affiliate of the lock-up party or other equity holders or to the estate of any such stockholders, partners, members, other equity holders or any investment fund controlled, managed or advised by any affiliate of the undersigned, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or order from a court or an applicable regulatory body, (viii) to us from one of our current or former employees upon death, disability or termination of employment, in each case, of such employee, (ix) if the lock-up party is not one of our officers or directors, in connection with a sale of the lock-up party’s ordinary shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the lock-up period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted share units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a share incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the registration statement of which this prospectus forms a part, the preliminary prospectus relating to the Class A ordinary shares included in the registration statement of which this prospectus forms a part immediately prior to the time the underwriting agreement is executed and this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement, (xi) in “sell to cover” or similar open market transactions during the lock-up period solely to the extent necessary to satisfy any exercise price or tax withholding obligations as a result of the vesting, settlement or exercise of restricted share units, options, warrants or other rights to purchase ordinary shares held by the lock-up party and in all such cases pursuant to equity awards granted under a share incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in registration statement of which this prospectus forms a part, the preliminary prospectus relating to the Class A ordinary shares included in the registration statement of which this prospectus forms a part immediately prior to the time the underwriting agreement is executed and this prospectus; provided that any such ordinary shares not disposed of by the lock-up party after giving effect to this provision shall be subject to the terms of the lock-up agreement, (xii) with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters or (xiii) in connection with any recapitalization, share split, reverse share split, subdivision, consolidation, combination, reclassification, redesignation, creation of a new class or series of our share capital, conversion or any other change in our share capital, including any sales, transfers and other dispositions of any fractional ordinary shares, or fractional entitlements with respect thereto, in each case effectuated, or to be effectuated, in connection with this offering and as described in the registration statement of which this prospectus forms a part, the preliminary prospectus relating to the Class A ordinary shares included in the registration statement of which this prospectus forms a part immediately prior to the time the underwriting agreement is executed and this prospectus; provided that (A) in the case of clauses (i), (ii), (iii), (iv), (v), and (vi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (i), (ii), (iii), (iv), (v), (vi), and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in the form of the lock-up agreement in respect of the remainder of the lock-up period applicable to such securities prior to the transfer or distribution, (C) in the case of clauses (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (i), (vi), (vii), (viii), (ix), (x), (xi), and (xiii) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a sale, transfer or distribution pursuant to clauses (i), (vi) or (vii) above, that the donee, devisee, purchaser, transferee or distributee (in each case, other than us), has agreed to be bound by a lock-up agreement in the form of the lock-up agreement in respect of the remainder of the lock-up period applicable to such securities prior to the transfer or distribution.
In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made (whether by or on behalf of the lock-up party, us or any other party) regarding, or that otherwise discloses, the establishment of such plan during the lock-up period, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period; (b) (i) transfer the lock-up party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our share capital involving a change of control of our company, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or those of the surviving entity); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement; (c) convert Class B voting rights shares into Class A ordinary shares, provided that any Class A ordinary shares received upon such conversion shall be subject to the terms of the lock-up agreement; (d) exercise outstanding options, settle restricted share units or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the provisions of the lock-up agreement; and (e) convert outstanding preferred shares, warrants to acquire preferred shares or convertible securities into Class A ordinary shares or warrants to acquire Class A ordinary shares; provided that any such Class A ordinary shares or warrants received upon such conversion shall be subject to the provisions of the lock-up agreement.
The restrictions on transfers or other dispositions described above do not apply to us with respect to (a) the Class A ordinary shares to be issued or sold pursuant to this offering; (b) Class A ordinary shares or any securities (including without limitation options, warrants or other rights to purchase Ordinary Shares) convertible into, or exercisable for, Class A ordinary shares pursuant to any share incentive plan or other equity award plan, including as a result of any amendment, restructuring or “roll up” of such plans, or similar award or otherwise in equity compensation arrangements in effect as of the completion of this offering (the “Existing Plans”); (c) the grant or settlement of awards pursuant to the Existing Plans; (d) facilitating the establishment of a trading plan on behalf of one of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A ordinary shares issued or sold pursuant to this offering; provided that (A) such plan does not provide for the transfer of Class A ordinary shares issued or sold pursuant to this offering during the 180 days following the date of this prospectus and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required by or on behalf of one of our shareholders, officers or directors or by us regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no transfer, sale or other disposition of Class A ordinary shares issued or sold pursuant to this offering may be made under such plan during the 180 days after the date of this prospectus; (e) the filing of any registration statement on Form S-8 or a successor form relating to the securities issued or to be issued pursuant to the Existing Plans or any assumed incentive compensation plans or agreements pursuant to an acquisition or similar strategic transaction; (f) the offer or issuance of Class A ordinary shares in connection with an acquisition, joint venture, commercial or collaborative relationship (including, without limitation, third party vendors or our service providers) or our acquisition or license of the securities, business property or other assets of another person or entity or pursuant to any employee benefit plan as assumed by us in connection with any such acquisition; provided that the aggregate number of Class A ordinary shares that the Company may offer or issue pursuant to this exemption (f) shall not exceed 5% of the total number of Class A ordinary shares issued and outstanding immediately following the completion of this offering and any recipient of Class A ordinary shares issued or sold pursuant to this offering pursuant to exemption (f) shall enter into a lock-up agreement for the remainder of the 180 days following the date of this prospectus; (g) the exchange or conversion (or other means by which shares of one class or series become another class or series) of any class or series of our share capital for any other class or series of shares of our share capital; and (h) the confidential submission of a registration statement with the SEC by us under the Securities Act of 1933 relating to any Lock-Up Securities; provided that, with respect to this exemption (h), (i) no public filing with the SEC or any other public announcement may be made during the 180 days following the date of this prospectus in relation to such registration statement, (ii) Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC must have received prior written notice from us of a confidential submission of a registration statement with the SEC during the 180 days following the date of this prospectus at least three (3) business days prior to such submission and (iii) such registration statement shall not result in an offer, sale, contract to sell, pledge, option to purchase, share sale or other transfer or disposition of, directly or indirectly, any Class A ordinary shares during the 180 days following the date of this prospectus.
Prior to the offering, there has been no public market for the Class A ordinary shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the Class A ordinary shares on the NYSE under the symbol “VVVV.”
In connection with the offering, the underwriters may purchase and sell Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . We have also agreed to reimburse the underwriters for up to $      for their counsel fees and other expenses related to this offering. In accordance with FINRA Rule 5110, the underwriters’ reimbursed fees and expenses are deemed underwriting compensation for this offering.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Class A ordinary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any Class A ordinary shares may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any Class A ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;
(ii)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of Class A ordinary shares shall result in a requirement for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Class A ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any Class A ordinary shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class A ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A ordinary shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This prospectus has been prepared on the basis that the offering of the Class A ordinary shares falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.
An offer to the public of any Class A ordinary shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any Class A ordinary shares may be made at any time under the following exemptions:
(i)	at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(ii)
at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(iii)	at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A ordinary shares.
Notice to Prospective Investors in Canada
The Class A ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant

Obligations. Any resale of the Class A ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The Class A ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Class A ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Class A ordinary shares may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Class A ordinary shares, be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Notice to Prospective Investors in Japan
The Class A ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Class A ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the Class A ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The Class A ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A ordinary shares should conduct their own due diligence on the Class A ordinary shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in the United Arab Emirates
The Class A ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.
Notice to Prospective Investors in Switzerland
Neither the Class A ordinary shares nor the Class B voting rights shares may be publicly offered directly or indirectly in or into Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), except under the following exemptions under the FinSA:
(i)	to any investor that qualifies as a professional client within the meaning of the FinSA;
(ii)	to fewer than 500 investors (other than professional clients within the meaning of the FinSA);
(iii)	in any other circumstances falling within article 36 of the FinSA;

provided, in each case, that no such offer of the Class A ordinary shares and/or Class B voting rights shares referred to in (i) through (iii) above shall require the publication of a prospectus pursuant to the FinSA.
Neither the Class A ordinary shares nor the Class B voting rights shares will be listed or admitted to trading on any trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A ordinary shares, the Class B voting rights shares, the offering or us constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to Class A ordinary shares, the Class B voting rights shares, the offering or us may be distributed or otherwise made available in Switzerland in a manner which would require the publication of a prospectus pursuant to the FinSA in Switzerland.
Notice to Prospective Investors in Brazil
The offer and sale of the Class A ordinary shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The Class A ordinary shares may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the Class A ordinary shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these Class A ordinary shares on regulated securities markets in Brazil is prohibited.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	*
FINRA listing fee	*
NYSE listing fee	*
Transfer agent’s fees and expenses	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous fees and expenses	*
Total	$*

*	To be provided by amendment.
All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.
LEGAL MATTERS
The validity of the Class A ordinary shares and certain other matters of Swiss law will be passed upon for us by Homburger AG, Zurich, Switzerland and for the underwriters by Lenz & Staehelin, Zurich, Switzerland. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Covington & Burling LLP, New York, New York.
EXPERTS
The financial statements of vVARDIS Holding AG as of December 31, 2025 and 2024, and for the years then ended, included in this prospectus, have been audited by Deloitte AG, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The registered business address of Deloitte AG is Pfingstweidstrasse 11, 8005 Zurich, Switzerland.

ENFORCEMENT OF JUDGMENTS
We are organized under the laws of Switzerland and our registered office and domicile is located in Zug, Switzerland. Moreover, a number of our directors and executive officers reside in Switzerland, and all or a substantial portion of the assets of such persons are located in Switzerland. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel, Homburger AG, that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law of December 18, 1987, as amended (the “PILA”). The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland are governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•	the non-Swiss court had jurisdiction pursuant to the PILA;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•
no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Further, our principal shareholders, but not our executive officers and directors, are also exempt from Section 16’s reporting requirements. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.vvardis.com. We have included our website address in this prospectus solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider information on our website to be part of this prospectus or the registration statement of which it forms a part.

Unaudited Condensed Consolidated Balance Sheets	F-38
Unaudited Condensed Consolidated Statements of Operations	F-40
Unaudited Condensed Consolidated Statements of Comprehensive Loss	F-41
Unaudited Condensed Consolidated Statements of Mezzanine Equity and Shareholders’ Equity (Deficit)	F-42
Unaudited Condensed Consolidated Statements of Cash Flows	F-44
Notes to Unaudited Condensed Consolidated Financial Statements of vVARDIS Holding AG and Subsidiaries	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of vVARDIS Holding AG
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of vVARDIS Holding AG and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, mezzanine equity and shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte AG
Zurich, Switzerland
July 2, 2026 (September 15, 2026 as to the effects of the share split described in Note 19)
We have served as the Company’s auditor since 2021.

vVARDIS Holding AG and Subsidiaries
Consolidated Balance Sheets

(In thousands of U.S. Dollars, except per share data)

	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$17,470	$2,343
Accounts receivable, net of allowances of $202 and $176, respectively	3,042	2,037
Inventories	8,616	8,334
Advances to Suppliers	2,065	47
Prepaid expenses	624	289
Other current assets	1,703	1,088
Total current assets	33,520	14,138
Property and equipment, net	829	142
Operating lease right-of-use assets	2,456	65
Intangible assets, net	31,823	29,748
Goodwill	13,387	11,751
Deferred tax assets	—	1
Restricted cash	211	62
Other non-current assets	1,002	—
Total assets	$83,228	$55,907
Liabilities and shareholders’ (deficit) equity
Accounts payable	$6,857	$4,653
Loans, current - due to related party	1,390	280
Current operating lease liabilities	522	66
Deferred revenue, current	7,500	—
Accrued compensation and benefits	4,149	2,382
Accrued operating expenses	4,482	2,566
Other current liabilities	2,373	1,026
Total current liabilities	27,273	10,972
Non-current operating lease liabilities	1,935	—
Deferred revenue, non-current	7,500
Convertible loans, non-current	17,236	16,264
Loans, non-current	85,974	56,399
Liability for pension benefits	1,126	1,229
Deferred tax liabilities	2,501	2,544
Total liabilities	143,545	87,408
Commitments and contingencies (Note 17)
Mezzanine equity:(1)
Redeemable Series A convertible preferred shares, CHF 0.006 par value; 6,856,795 shares authorized, issued and outstanding as of December 31, 2025 and 2024, respectively	44,472	44,472
Shareholder’s (deficit) equity:
Ordinary shares, CHF 0.006 par value; 66,131,140 shares authorized, 31,822,153 and 31,731,320 shares issued and outstanding as of December 31, 2025 and 2024, respectively	209	208
Additional paid-in capital	126,398	97,518
Accumulated deficit	(228,515)	(172,068)
Accumulated other comprehensive loss	(1,748)	(603)
Total shareholders’ deficit attributable to owners of vVARDIS Holding AG	(103,656)	(74,945)
Non-controlling interests	(1,133)	(1,028)
Total shareholder’s (deficit) equity	(104,789)	(75,973)
Total liabilities, mezzanine equity and shareholders’ equity	$83,228	$55,907

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the consolidated financial statements

vVARDIS Holding AG and Subsidiaries
Consolidated Statements of Operations

(In thousands of U.S. Dollars, except per share data)

	Year Ended December 31,
	2025	2024
Net revenue	$30,209	$12,157
Cost of goods sold	(7,792)	(8,269)
Research and development expense	(4,575)	(2,641)
Selling, general and administrative expense	(59,925)	(32,213)
Loss from operations	(42,084)	(30,966)
Interest expense	(11,753)	(3,942)
Loss on loans measured at fair value	(1,647)	(412)
Loss on term loan extinguishment	(1,628)	—
Other income / (expense)	298	184
Loss before income taxes	(56,813)	(35,135)
Income tax benefit	366	398
Net loss	$(56,447)	$(34,737)
Net loss attributable to:
Owners of vVARDIS Holding AG	(56,494)	(34,737)
Non-controlling interests	48	—
Loss per ordinary share
Basic(1)	$(1.60)	$(1.11)
Diluted(1)	$(1.60)	$(1.11)
Weighted average shares outstanding
Basic and diluted	35,345,300	31,351,517

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the consolidated financial statements

vVARDIS Holding AG and Subsidiaries
Consolidated Statements of Comprehensive Loss

(In thousands of U.S. Dollars)

	Year Ended December 31,
	2025	2024
Net loss	$(56,447)	$(34,737)
Other comprehensive (loss)/gain, net of tax:
Foreign currency translation adjustments, net of tax, $0	(1,577)	(1,447)
Net actuarial gain /(loss) on defined benefit pension plans, net of tax, $0	327	(581)
Total other comprehensive loss	$(1,250)	$(2,028)
Comprehensive loss	$(57,697)	$(36,765)
Comprehensive loss attributable to:
Owners of vVARDIS Holding AG	(57,592)	(36,784)
Non-controlling interests	(105)	19

See accompanying notes to the consolidated financial statements

vVARDIS Holding AG and Subsidiaries
Consolidated Statements of Mezzanine Equity and Shareholders’ Equity (Deficit)

(In thousands of U.S. Dollars, except share data)

	Redeemable Series A Convertible Preferred Shares			Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain/(loss)	Total shareholders’ equity (deficit)	Non- controlling interests	Total equity (deficit)
	Shares(1)	Par value	Amount	Shares(1)	Par value
Balance as of January 01, 2024	6,856,795	$45	$44,472	30,335,222	$199	$90,569	$(137,331)	$1,444	$(45,118)	$(1,047)	$(46,166)
Net loss	—	—	—	—	—	—	(34,737)	—	(34,737)	—	(34,737)
Other comprehensive gain	—	—	—	—	—	—	—	(2,047)	(2,047)	19	(2,028)
Share-based compensation	—	—	—	—	—	6,948	—	—	6,948	—	6,948
Issuance of ordinary shares	—	—	—	1,396,098	9	—	—	—	9	—	9
Balance as of December 31, 2024	6,856,795	$45	$44,472	31,731,320	$208	$97,518	$(172,068)	$(603)	$(74,945)	$(1,028)	$(75,973)
Net loss	—	—	—	—	—	—	(56,447)	—	(56,447)	—	(56,447)
Other comprehensive gain	—	—	—	—	—	—	—	(1,145)	(1,145)	(105)	(1,250)
Share-based compensation	—	—	—	—	—	13,879	—	—	13,879	—	13,879
Issuance of warrants	—	—	—	—	—	15,001	—	—	15,001	—	15,001
Issuance of ordinary shares	—	—	—	90,833	1	—	—	—	1	—	1
Balance as of December 31, 2025	6,856,795	$45	$44,472	31,822,153	$209	$126,398	$(228,515)	$(1,748)	$(103,656)	$(1,133)	$(104,789)

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the consolidated financial statements

vVARDIS Holding AG and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(56,447)	$(34,737)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to fair value in debt	1,656	476
Loss on term loan extinguishment	1,488	—
Depreciation and amortization	3,956	3,895
Amortization of debt issuance costs	1,089	48
Deferred income taxes	(370)	(415)
Pension benefits	(256)	640
Non-cash interest expense	5,988	3,626
Share-based compensation	13,672	6,957
Non-cash lease expense	—	182
Unrealized loss on foreign exchange	(2,782)	(1,535)
Provision for credit losses	(16)	69

Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	(937)	353
Decrease (increase) in inventories	723	909
Decrease (increase) in advances to suppliers	(1,908)	995
Decrease (increase) in prepaid expenses	(416)	306
Decrease (increase) in other current assets	(12)	(633)
Decrease (increase) in other non-current assets	(937)	—
Increase (decrease) in accounts payable	88	(4,183)
Increase (decrease) in deferred revenue	15,000	—
Increase (decrease) in accrued compensation and benefit	1,508	(752)
Increase (decrease) in accrued operating expenses	1,610	(401)
Increase (decrease) in other current liabilities	971	600
Increase (decrease) in operating lease liabilities	(1)	(197)
Net cash used in operating activities	(16,333)	(23,797)

Cash flows from investing activities:
Acquisition of property and equipment	(760)	(47)
Acquisition of intangible assets	(2,045)	(278)
Net cash used in investing activities	(2,805)	(325)

Cash flows from financing activities:
Proceeds from issuance of loans, current - due to related party	542	10,367
Proceeds from issuance of convertible loans	—	16,338
Proceeds from issuance of loans, non-current	66,453	15,000
Proceeds from issuance of warrants	15,715	—
Repayment of long-term debt	(48,000)	(2,793)
Repayment of loans, current - due to related party	(483)	(11,787)
Debt issuance costs	(2,250)	—
Proceeds from issuance of share capital	1	9
Net cash provided by financing activities	31,978	27,134

See accompanying notes to the consolidated financial statements

	Year Ended December 31,
	2025	2024
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,436	(888)

Cash, cash equivalents and restricted cash:
Net change during the period	15,276	2,124
Balance, beginning of period	2,405	281
Cash, cash equivalents and restricted cash at end of year	$17,681	$2,405

Supplemental cash flow information:
Interest paid	6,452	492
Debt issuance costs not yet paid	1,500	—

Right-of-use assets obtained in exchange for operating lease obligations	2,230	—

	December 31, 2025	December 31, 2024
Total presented in the Statements of Cash Flows	$17,681	$2,405
Of which in the Balance Sheets:
- Cash and cash equivalents	17,470	2,343
- Restricted cash	211	62
Total	$17,681	$2,405

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements of vVARDIS Holding AG and Subsidiaries
(in thousands of U.S. Dollars except per share amounts)
Note 1. Description of the Business
vVARDIS Holding AG and its subsidiaries (collectively, the “Company” or the “Group”) engages in research and development as well as business activities to manufacture, sell and distribute dental care products.
The Company finances itself through cash generated from operating activities, by obtaining equity financing from outside investors, funding from existing shareholders, as well as obtaining loans from third party institutions. These funds are then injected into the Group as needed.
The Company is organized under the laws of Switzerland, with its headquarters in Zug, Switzerland. The Company’s principal executive offices are located in Zug, Switzerland. The Company primarily derives its revenues from customers in the United States.
The Company has incurred recurring losses since inception and has an accumulated deficit of $228,515 as of December 31, 2025. For the year ended December 31, 2025, the Company incurred a net loss of $56,447 and used $16,333 of cash in operating activities. The Company’s operations have been financed through a combination of equity contributions, convertible debt, and other borrowings.
In accordance with ASC 205-40, Presentation of Financial Statements — Going Concern, management has evaluated whether conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these consolidated financial statements are issued. Based on the Company’s current cash position, expected operating cash flows, and available financing arrangements, management has concluded that substantial doubt about the Company’s ability to continue as a going concern does not exist.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying financial statements of the Company are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.
The Company consolidates entities where the Company has the ability to control.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
Significant accounting estimates include, among others, the determination of the fair value of share-based payment awards, the measurement of pension benefit obligations, the valuation of intangible assets and goodwill for impairment testing, the estimation of rebate accruals and variable consideration, and the assessment of the realizability of deferred tax assets, including related valuation allowances. Management evaluates these estimates and assumptions on an ongoing basis using historical experience and other relevant factors, including the current economic environment, and adjusts such estimates when facts and circumstances change. Because future events and their effects cannot be determined with precision, actual results could differ materially from these estimates. Changes in estimates are recognized in the period in which they become known.
Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of balances with banks.

Restricted Cash
Restricted cash represents funds that are not readily available for general purpose cash needs due to contractual limitations. Restricted cash is classified as either a long-term asset or current asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. The restricted cash balance primarily provides collateral for certain bank guarantees on rent. Restricted cash is included as a component of Cash, cash equivalents, and restricted cash in the Consolidated Statement of Cash Flows.
Accounts Receivable
Accounts receivables are stated net of current expected credit losses, which is based on the evaluation of the accounts receivable aging specific exposure, and historical trends. The Group reviews its allowances by assessing factors such as an individual trade receivable aging. Trade receivables are written off on a case-by-case basis, net of any amounts that may be collected.
Inventories
Inventories include items considered saleable or usable in future periods and are stated at the lower of cost or net realizable value. Cost is determined using the standard cost method, which approximates actual cost on a first-in, first-out basis, with standard cost variances allocated between inventory and cost of sales.
During the year ended December 31, 2025, the Group changed its inventory costing method from the weighted average cost method to the standard cost method. Management believes the new method is preferable as it better reflects the Group’s operational processes and enhances cost control and financial reporting consistency. The impact of the change in accounting method had an immaterial effect on the Consolidated Financial Statements for the years ended December 31, 2025 and 2024.
Costs include direct materials and contract manufacturer fees to produce finish goods (refer to Note 5). The Group classifies inventories into various categories based upon their stage in the product life cycle.
The Company assesses whether an inventory obsolescence reserve is required, which represents the excess of the cost of the inventory over its net realizable value, based on various product sales projections and on products expiration dates. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. In addition, and as necessary, the Group may establish specific reserves for future known or anticipated events.
Advances to Suppliers
The Company enters into prepayment arrangements with certain suppliers to secure production capacity, ensure supply continuity, and, in some cases, obtain favourable pricing terms. These arrangements are applied against future inventory deliveries. As of December 31, 2025 and 2024, current supplier advances amounted to $2,065 and $47, respectively. As of December 31, 2025 and 2024, $1,002 and zero supplier advances, respectively, were included in other non-current assets, as the related inventory is expected to be received in 2027 and 2028.
Prepaid Expenses
Prepaid expenses represent amounts recorded for services to be received in future periods, including marketing, consulting, rent, insurance, and other operating expenses. These amounts are recognized as expenses as the related services are received. Prepaid expenses are classified as current assets as the Company expects to receive the related services within the next 12 months.
Other Current Assets
Balances presented under other current assets are mainly driven by value-added tax receivables which amounted to $1,534 and $356 as of December 31, 2025 and 2024, respectively, as well as other miscellaneous receivables.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives:

Description	Estimated Useful Life
Office Equipment	3 years
Laboratory Equipment	5 years

Leases
The Company is a lessee in two non-cancelable operating leases for real estate assets. The Group does not have finance leases.
A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To determine this, the Company assesses whether, throughout the period of use, it has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. Leases are classified as either finance or operating, with the classification determining the pattern of expense recognition in the Consolidate Statement of Operations. Lease expense for operating leases is recorded on a straight-line basis over the lease term.
Long-term leases (leases with terms greater than 12 months) are recorded in the Consolidated Balance Sheets at the commencement date of the lease based on the present value of the minimum lease payments. The present value of the lease payments is determined by using the interest rate implicit in the lease if available. As most of the Company’s leases do not provide an implicit rate, the Company’s incremental borrowing rate is used for most leases. After commencement, the lease liability is measured on an amortized cost basis. The lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.
The lease term for all of the Company’s leases includes the noncancelable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. The Company’s lease terms extend up to 2030.
The right-of-use (ROU) asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Intangible Assets
The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods. The estimated useful lives of intangible assets with finite useful lives are as follows:

Description	Estimated Useful Life
Patents	3-13 years
Trademark	10 years
Internet Domain	3 years
Software and website development costs	5 years

Long-lived assets, including tangible and intangible assets with finite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment charge would be recorded for the excess of the carrying value over the fair value. The Company estimates fair value based on the best information available, including discounted cash flows and/or the use of third-party valuations.
Goodwill
Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is not amortized but evaluated for impairment annually or more often if indicators of a potential impairment are present.
Impairment of Goodwill
The Company tests goodwill impairment at the reporting unit level. A reporting unit is generally an operating segment or one level below an operating segment (a “component”) if the component constitutes a business for which discrete financial information is available and regularly reviewed by segment management.
When changes occur in the composition of one or more reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values. The Company reviews its reporting unit structure each year as part of its annual goodwill impairment test, or more frequently based on changes in its structure.
The Company tests its goodwill for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in the Company’s expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and the Company’s consolidated financial results.
When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing its qualitative assessment, the Company considers the extent to which unfavourable events or circumstances identified, such as changes in economic conditions, industry and market conditions or company specific events, could affect the comparison of the reporting units’ fair value with its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a quantitative impairment test.
Quantitative impairment testing for goodwill is based upon the fair value of a reporting unit as compared to its carrying value. The Company makes certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. To determine fair value of the reporting unit, the Company uses the income approach. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill.
The Company performs its annual goodwill impairment test as of December 31 of each year. For the years ended December 31, 2025 and 2024, the Company performed a quantitative impairment assessment using the income approach. In both years, no impairment charge was recognized.
Pension Plans
The Company’s net benefit obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The actuarial assumptions on which the calculations are based are determined by market expectations, at the end of the reporting period, for the period over which the obligations are to be settled.
Actuarial gains and losses and the return on plan assets (excluding interest), are recognized immediately in OCI. The expected return on plan assets is determined by applying the expected long-term rate on return on plan assets to the market-related value of the plan assets at the beginning of the period.
Interest costs are determined by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the defined benefit liability at the beginning of the annual period. Interest costs are recognized in profit or loss.
To the extent that actuarial gains and losses are greater than 10% of the value of the benefit obligation, they are amortized over the average remaining service life of the Group’s active employees and presented as “Net actuarial gain /(loss) on defined benefit pension plans” in the Consolidated Statements of Comprehensive Loss.
Loans and Borrowings
Loans and borrowings are recognized initially based on the proceeds received, net of transaction costs incurred. Loans and borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in net income (loss) as finance costs over the period of the borrowings using the effective interest method, unless related to a qualifying asset. For certain debt instruments, the Company has elected the fair value option in accordance with ASC 825, Financial Instruments, whereby the instrument is measured at fair value with changes in fair value recognized in the Consolidated Statements of Operations. The determination of fair value for such instruments may require significant management judgment, as discussed below under “—Fair Value Measurements.”
Share-based Compensation
The Company accounts for share-based compensation using the fair-value recognition provisions. Under these provisions, for its awards of restricted share-units and share options, the Company recognizes share-based compensation expenses in an amount equal to the fair market value of the underlying share on the grant date of the respective reward. The Company recognizes this expense on a straight-line basis over the requisite service period. Forfeitures are accounted for in the period in which they occur.
Revenue Recognition
Revenue includes sales of dental care products. Revenue is recognized using a five-step model in accordance ASC 606, Revenue from Contracts with Customers. These steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to each performance obligation; and (v) recognize revenue as the performance obligations are satisfied. The Company sells its dental care products through distributors, which are the Company’s customers under the applicable contracts under ASC 606. The Company’s contracts with customers generally include a single performance obligation to provide specified dental care products. Revenue is recognized at a point in time when control of the product is transferred to the customer, which occurs based on the contractually agreed shipping terms, either upon shipment or delivery, as applicable. Shipping and handling activities performed after control transfers to the customer are accounted for as fulfillment activities rather than separate performance obligations. Costs related to shipping and handling are classified in cost of goods sold in the Consolidated Statements of Operations.
Revenue is measured based on the consideration specified in a contract with a customer. The Company has volume-based rebate programs in place with its distributors under which, the Company calculates an average sales price for each shipment made. The rebates are determined retrospectively based on sell-through volumes achieved under the applicable program terms and are settled through credit notes that are applied against future product purchases. Rebate accruals are estimated and recognized as a reduction of revenue in the same period as the related product sales. The Company estimates these amounts for each shipment based on historical experience, current contractual terms, and forecasted sales volumes. Variable consideration is included in the transaction price only to the extent that a significant reversal of cumulative revenue recognized is not expected. The Company updates these estimates as additional information becomes available, including actual distributor sell-through data and claims activity. Rebate estimates are reassessed quarterly and adjusted when the expected amount of variable consideration changes. These estimates are sensitive to changes in distributor sell-through levels and payment timing. There were no material changes in our estimates of variable consideration during 2025 or 2024 based on actual and expected sales activity. Based on historical returns experience and current expectations, estimated product returns were immaterial, and no provision for estimated returns was established as of December 31, 2025 and 2024. Payment terms for the majority of distributors generally range from 30 to 45 days from the invoice date. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component when the period between transfer of the product and customer payment is one year or less. The Company records accounts receivable when it has an unconditional right to consideration. The Company records contract liabilities, including deferred revenue, when consideration is received or due before control of promised products transfers to the customer. The Company did not have material contract assets as of December 31, 2025 or 2024.
Deferred Revenue
Deferred revenue represents advance payments received from customers for product sales expected to occur in future periods. The Company records deferred revenue as a liability on the balance sheet until the related performance obligations are satisfied and revenue can be recognized. Revenue related to deferred revenue is recognized at a point in time when control of the products transfers to the customer based on the contractually agreed shipping terms, either upon shipment or delivery, as applicable. Deferred revenue is classified as current or non-current based on the timing of expected revenue recognition.
Cost of Goods Sold
Cost of goods sold consists primarily of the cost of finished goods sold, including raw materials, and assembly costs. It also includes logistics and distribution expenses, such as freight and storage costs.
Research and Development Expenses
Research and development expenses include activities for ongoing efforts to enhance existing products and develop new treatment solutions. Research and development expenses also include costs related to clinical studies, product development, regulatory activities and consulting services as well as lab expenses and cost of raw materials used for development.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include advertising and promotional costs as well as depreciation and amortization of tangible and intangible assets. Also included in selling, general and administrative expenses are personnel related expenses, rent on operating leases and professional fees.
Income Taxes
Income taxes are computed in accordance with the provisions of ASC 740, Income Taxes. Deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are recognized for the expected future tax consequences of events that have been included in the financial statements. DTAs and DTLs are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.
Income tax expense, current and deferred, is recognized in profit or loss unless it relates to items recognized in OCI or in equity in which case the tax expense is also recognized in in OCI or equity, respectively.

DTAs are recognized to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carry back potential if permitted under the tax law, and results of recent operations. If the Company determines that it would be able to realize DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.
Uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, as a component of income tax expense. As of December 31, 2025 and 2024, no interest or penalties have been accrued.
Earnings Per Share
Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares includes ordinary shares outstanding during the period and, certain instruments exercisable or issuable for little or no consideration that are considered outstanding for purposes of computing basic loss per ordinary share.
Diluted loss per ordinary share is computed using the treasury stock method. Potential ordinary shares are included in diluted earnings per ordinary share when their effect is dilutive.
Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, specifies a fair value hierarchy based upon the observable inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy as disclosed in Note 8:
•	Level 1 — Quoted prices in active markets for identical assets and liabilities.
•
Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

Foreign Currency
The Group’s reporting currency is the U.S. dollar ($). The functional currency for each of the Group’s subsidiaries is the currency of the primary economic environment in which the entity operates, which is usually the currency of the country of residency.
Accordingly, transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. As of each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the Consolidated Statements of Comprehensive Loss.
For the Company’s non-U.S. dollar functional currency subsidiaries, assets and liabilities are translated into U.S. dollars using fiscal year-end exchange rates. Sales and expenses are translated at average monthly exchange rates. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within equity. Gains and losses resulting from foreign currency transactions are included in earnings.
Concentration of Credit Risk
The Company’s cash and cash equivalents and accounts receivable are potentially subject to concentration of credit risk.
Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. The Group therefore limits its exposure to credit loss by depositing its cash with high credit quality financial institutions and monitoring their financial stability.
The Group’s accounts receivable include concentration of credit risk with two customer representing $2,062 (68%) as of December 31, 2025 and $1,282 (63%) as of December 31, 2024, of the total accounts receivable balance, respectively.
Recently Adopted Accounting Standards
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about significant segment expenses and other segment items and requires companies to provide all annual disclosures about segments in interim periods. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU is effective for the Group’s Consolidated Financial Statements for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. This standard was adopted for the Group’s Consolidated Financial Statements for fiscal year 2024.
Recently Issued Accounting Standards Not Yet Adopted
The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 13(a) of the Securities Exchange Act of 1934, as provided in Section 7(a)(2)(B) of the Securities Act of 1933, which allows emerging growth companies to delay adoption of new or revised accounting standards until such time as those standards apply to private companies.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The ASU requires disaggregated disclosure of certain costs and expenses in the notes of the financial statements. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The ASU should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of this standard on their disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. The update introduces targeted improvements to ASC 350-40, modernizing the guidance to better align with current software development practices. The ASU eliminates references to project stages, establishing a principles-based capitalization model: costs are capitalized when management commits funding and it’s probable the software will be completed and used (by evaluating key uncertainties around technology or requirements). The new guidance is effective for the Company for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact of this guidance on the consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual period presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. The Company chose to adopt the guidance for the fiscal year ending December 31, 2026.
Note 3. Segment Information
The Company operates in one operating segment and one reportable segment that encompasses the manufacturing, sale and distribution of dental care products. Operating performance measures are provided directly to the Company’s Co-CEOs, who are considered to be the Company’s Chief Operating Decision Maker (CODM). The CODM periodically reviews consolidated net loss to make business decisions on resource allocation, growth capital resources, assess the performance of the business, and monitor budget versus actual results.
The CODM does not evaluate reportable segment using asset information and, accordingly, the Company does not report asset information by segment.
Information about segment revenue and significant segment expenses is below:

	Year Ended December 31,
	2025	2024
Net revenue	$30,209	$12,157
Cost of goods sold	(7,309)	(7,882)
Logistical expenses	(483)	(386)
Research and development expense	(4,575)	(2,641)
SG&A expenses - people costs*	(37,324)	(18,582)
SG&A expenses - non-people costs**	(12,015)	(6,698)
SG&A expenses - restructuring and other advisory costs***	(725)	(593)
Marketing expenses	(5,905)	(2,445)
Depreciation and amortization	(3,958)	(3,895)
Other financial income / (expense)	298	184
Interest expense	(11,753)	(3,942)
Loss on loans measured at fair value	(1,647)	(412)
Loss on term loan extinguishment	(1,628)	—
Income tax benefit	366	398
Net loss	$(56,447)	$(34,737)

*	Related to personnel expenses such as payroll, bonus and other employee benefits
**	Related to professional fees and services and office related cost (including rent, utilities and other general administrative expenses)
***	Represents costs incurred in connection with restructuring initiatives, including legal, advisory and employee-related costs, as well as advisory costs related to other strategic activities
For net revenue by geographic region, refer to Note 4. For long-lived assets by geographic region, refer to Note 6.

Note 4. Revenue
Segment data by primary geographical markets
The Company disaggregates its revenue from contracts with customers by geographic region based on the primary billing address of the customer.

	Year Ended December 31,
	2025	2024
Net revenues:
United States	$28,737	$10,938
Italy	354	288
United Kingdom	225	136
Switzerland	583	451
Others	310	344
Total	$30,209	$12,157

In 2025, the Company’s largest customer accounted for 72% of total sales and in 2024 accounted for 70% of total sales. The second largest customer accounted for 13% of total sales in 2025 (2024: 8%).
The following table represents accounts receivable and the related allowance for credit losses:

	December 31, 2025	December 31, 2024
Accounts receivable, gross	$3,244	$2,213
Less: Allowance for credit losses	(202)	(176)
Accounts receivable, net	$3,042	$2,037

The table below presents a roll forward of the trade receivable allowance for credit losses for the year ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance, beginning of the period	$176	$113
Expected credit losses	17	144
Write-offs	—	(75)
Foreign exchange effects	9	(6)
Balance, end of the period	$202	$176

Revenue is attributed to individual countries based on the destination to which the goods are shipped. Once shipped, the goods remain in the destination country, and there is no subsequent reallocation or transfer to other regions. Accordingly, revenue is recognized and reported based on the country of final shipment.
Deferred revenue:
Deferred revenue represents an advance payment received from a distributor for product sales expected to occur in 2026 and 2027. Revenue is recognized when control of the products transfers to the distributor.
As of December 31, 2025 total deferred revenue amounted to $15,000, of which $7,500 is expected to be recognized within the next 12 months and $7,500 thereafter. Recognition of revenue related to this contract liability will commence in 2026. There was no deferred revenue as of December 31, 2024.
Note 5. Inventories
The Group purchases raw materials which are further processed, and components that require assembly/formulation, into finished goods prior to shipment to customers. As the production process is performed by a third party, raw materials are recorded as finished goods once the third party confirmed the end of the production process. Other products are purchased as finished goods ready to be shipped to customers.

Inventories consisted of the following as at the indicated dates:

	December 31, 2025	December 31, 2024
Raw materials and components	$3,534	$3,171
Work in process	3,176	3,450
Finished goods	2,185	5,629
Total inventories, gross	$8,895	$12,250
Less: Provision for excess & obsolescence	(279)	(3,916)
Total inventories, net	$8,616	$8,334

The Group uses a specific identification method to determine excess and obsolete inventory, comparing current quantities on-hand to forecasted consumption levels. The Group records the provision for excess & obsolete inventory within cost of goods sold on the consolidated statement of operations. During the year ended December 31, 2025, the provision for excess and obsolete inventory decreased from $3,916 as of December 31, 2024 to $279 as of December 31, 2025. The decrease was primarily attributable to the physical scrapping and disposal of previously reserved inventory during the year.
During the year ended December 31, 2025, the Company changed its inventory costing method from the weighted average cost method to the standard cost method. The impact of the change was not material to the Company’s consolidated financial statements.
Note 6. Property and Equipment

	December 31, 2025	December 31, 2024
Laboratory equipment	$803	$501
Other equipment	188	—
Total property and equipment, gross	992	501
Less: accumulated depreciation	(163)	(359)
Total property and equipment, net	$829	$142

During the year ended December 31, 2025, the Company retired approximately $358 of fully depreciated assets, that were no longer in use. Those assets were primarily related to laboratory equipment.
Depreciation expense of property and equipment was $200 and $316 for the years ended December 31, 2025 and 2024, respectively. Depreciation expense is recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not recognize any impairment charges relating to property and equipment during the years ended December 31, 2025 and 2024.
The majority of long-lived assets are held in Switzerland. For long-lived assets, a major country is defined as a group of subsidiaries within a country with combined long-lived assets greater than 10% of consolidated long-lived assets or as otherwise deemed significant. Long-lived assets include property and equipment, operating lease right-of-use assets, intangible assets and deferred tax assets.

Note 7. Intangible Assets
Intangible Assets

	Year Ended December 31, 2024
	Weighted Average Remaining Lives	Cost	Accumulated Amortization	Net
Finite-lived Intangible Assets:
Trademark	8 yrs	$7,341	$(3,019)	$4,322
Patents	9 yrs	47,640	(22,428)	25,212
Internet domain	—	608	(608)	—
Software	—	394	(180)	214
Total intangible assets		$55,983	$(26,235)	$29,748

	Year Ended December 31, 2025
	Weighted Average Remaining Lives	Cost	Accumulated Amortization	Net
Finite-lived Intangible Assets:
Trademark	7 yrs	$8,363	$(4,275)	$4,088
Patents	8 yrs	54,270	(28,602)	25,668
Software	5 yrs	2,268	(201)	2,067
Total intangible assets		$64,901	$(33,078)	$31,823

As of December 31, 2025, the expected remaining amortization associated with intangible assets for the next five years was as follows:

2026	4,302
2027	4,302
2028	4,302
2029	4,302
2030	4,219

The increase in the carrying amount of intangible assets during the year ended December 31, 2025 is attributable to additions to software assets and foreign currency translation effects. There were no additions to patents or trademarks during the period. A significant portion of the Company’s intangible assets are denominated in Swiss francs, and therefore their carrying amounts are impacted by changes in the CHF/USD exchange rate. One software asset was placed in service during the fourth quarter of 2025 and therefore only partially amortized during the period.
Goodwill
The goodwill recognized on the Company’s consolidated balance sheet, together with the acquired patents and trademarks included within intangible assets in the table above, relates to the acquisition of Credentis AG, a Swiss oral care and dental products company, completed in 2020, which was accounted for as a business combination under ASC 805.
The following table presents the changes in carrying value of goodwill for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance as of beginning of the year	$11,751	$12,615
Foreign currency translation	1,636	(864)
Balance as of the end of the year	$13,387	$11,751

Note 8. Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Group’s financial instruments. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	Level	December 31, 2025	December 31, 2024
Financial Assets:
Cash and cash equivalents	1	17,470	2,343
Restricted cash	2	211	62
Accounts receivable	2	3,042	2,037
Other current assets	2	1,703	1,424
Financial liabilities:
Accounts payable	2	6,859	4,651
Loans, non-current	2	85,974	56,599
Loans, current - due to related party	2	1,390	1,132
Convertible Loans, non-current	3	17,236	15,412
Other current liabilities and accrued expenses (Note 11)	2	11,004	5,974

The carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions.
The fair values of the financial instruments shown in the above table as of December 31, 2025 and 2024 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Group’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Group based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
The carrying amounts of the financial assets and liabilities mentioned in the table above except for long-term debt approximate fair value because of the short maturity of these instruments. The fair value of the Company’s long-term debt is determined by discounting future contractual cash flows using term-specific and risk-adjusted market interest rates derived from quoted market prices for similar instruments and other observable market data. The fair value of outstanding long-term debt as of December 31, 2025 and 2024 excludes the impact of debt issuance costs, which are recorded as a direct deduction from the carrying amount of the related debt in the consolidated balance sheets. Warrants issued in connection with the long-term debt are classified as equity and are therefore not included in the fair value measurement of the long-term debt. The valuation of long-term debt is categorized within level 2 of the fair value hierarchy as it is based on observable market inputs, including market interest rates, for similar instruments.
The 2027 Convertible Loan issued during the year ended December 31, 2024, is classified as level 3 because its valuation relies on unobservable inputs. The change in fair value is recorded in “loss on loans measured at fair value” in the Consolidated Statements of Operations. The fair value of this convertible loan was determined using a valuation model incorporating discounted cash flows and probability-weighted scenarios of potential equity conversion.

The following table presents a roll forward of the Company’s level 3 financial liabilities measured at fair value on a recurring basis for the year ended December 31, 2025:

	Year Ended December 31,
	2025	2024
Balance as of January 1	$15,412	$—
Issuances	—	15,000
Change in fair value recognized	1,824	412
Balance as of December 31	$17,236	$15,412

The Company did not have any transfers into or out of level 1, level 2, and level 3 category of measurements during either the years ended December 31, 2025 or 2024.
Note 9. Leases
The Group leases office and laboratory space under operating leases. The Group’s lease has initial terms of respectively 5 and 2 years.
Operating lease costs are included within selling, general and administrative expense in the consolidated statements of operations. The components of lease cost were as follows:

	Year Ended December 31,
	2025	2024
Operating lease cost	$259	$186
Total lease cost	$259	$186

Amounts reported in the consolidated balance sheet were as follows:

	December 31, 2025	December 31, 2024
Operating leases:
Total operating lease ROU assets	$2,456	$65
Non-current portion of operating lease liabilities	1,935	—
Current portion of operating lease liabilities	522	66
Total operating lease liabilities	$2,457	$66

Other information related to operating leases is as follows:

	December 31, 2025	December 31, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	(389)	(199)
Weighted average remaining lease term (in months)	56	9
Weighted average discount rate (in percent)	3%	3%

The maturities associated with the Company’s operating lease liabilities as of December 31, 2025 are as follows:

2026	$590
2027	568
2028	537
2029	537
2030	404
Thereafter	—
Total undiscounted lease payments	2,635
Less imputed interest	178
Total lease liabilities	$2,457

As of December 31, 2025, the Company had no additional significant operating leases that had not yet commenced.
Note 10. Loans
The following table summarizes the carrying value of current and non-current loans as of December 31, 2025, and 2024, respectively:

	Effective Interest Rates	Maturities	December 31, 2025	December 31, 2024
2026 Convertible Loan 6% - due to related party	6%	Dec – 2026	$320	$280
2026 Convertible Loan 4% - due to related party	4%	Dec – 2026	1,009	852
2027 Convertible Loan	7%	Jun – 2027	17,236	15,412
Shareholder Loan - due to related party	8%		61	—
2029 PIK Loan	8%	Mar – 2029	—	41,287
2026 Term Loan Tranche I*	8%	Jun – 2027	11,135	10,300
2026 Term Loan Tranche II*	8%	Jun – 2027	5,419	5,012
2030 Term Loan Tranche I	11%	Feb – 2030	36,300	—
2030 Term Loan Tranche II	16%	Feb – 2030	52,179	—
Less: unamortized discounts and issuance costs			(19,059)	(200)
Total loans			$104,600	$72,943
Less: current maturities			(1,390)	(280)
Total loans, non-current			$103,210	$72,663

*
In accordance with the applicable accounting standards, a current debt obligation should be excluded from current liabilities if the entity has both the intent and ability to refinance the obligation on a long-term basis. Such intent and ability is evidenced by a post-balance-sheet-date issuance of a long-term obligation. As of December 31, 2025, 2026 Term Loan Tranche I and 2026 Term Loan Tranche II had maturities of August 2026 and December 2026, respectively. In January 2026, both maturity dates were extended to June 2027, with no other material modifications to the terms of the agreements. As a result, these obligations are classified as non-current in the accompanying Consolidated Balance Sheets. Refer to Note 19 for additional details.

Convertible Loans
In April 2024, the Group entered into a convertible loan agreement of $554, with an interest rate of 4% and maturity date of December 2026 (maturity date has been extended by one year during the financial year 2025). In June 2024, the loan was increased by an additional $276 through an incremental advance from the same lender under the existing convertible loan agreement (together, the “2026 Convertible Loan 4% - due to related party”). The incremental advance did not result in the settlement or replacement of the April 2024 convertible loan, and the arrangement continues to be governed by the original contractual terms, as amended. As of December 31, 2025 and 2024, total accrued interest and amortization amounted to $38 and $22, respectively.
In November 2024, the Group entered into another convertible loan agreement of $277. This loan has an annual interest rate of 6.00% per annum and a maturity date of December 2026, which can be repaid upon request within a 30-day notice period (“2026 Convertible Loan 6% - due to related party”). Interest payments are due quarterly. Total accumulated interest as of December 31, 2025 amounted to $3.
The 2026 Convertible Loan 4% and the 2026 Convertible Loan 6% were converted to equity and repaid during the share capital increase in April 2026. Refer to Note 19.
Shareholder Loan – due to related party
In 2024 the total outstanding loan has been repaid to the shareholders. During 2025 the net loan received from the shareholders was $61 including calculated interest (8%). Refer to Note 18 for further discussion.
2029 PIK Loan
In March 2022, the Group entered into a long-term PIK (payment-in-kind) loan agreement for a principal amount of CHF 30,000 ($33,219 as of December 31, 2024). The loan has an interest rate of 8% per annum and with a maturity date of March 2029. As of June 30, 2025, the principal value of the loan was $37,842 and total accrued interest and amortization amounted to $11,121 ($8,200 as of December 31, 2024). This loan and accrued interest was repaid on June 30, 2025 resulting in a debt extinguishment loss of $192 for the year ended December 31, 2025. The loss represents the write-off of all unamortized deferred debt issuance costs that were related to the 2029 PIK Loan. The debt extinguishment loss is included within loss on term loan extinguishment in the accompanying Consolidated Statement of Operations. Refer to Note 18 for further discussion.
2026 Term Loan Tranche I and II
In August 2024 the Group entered into a loan agreement for $10,000 with 8% annual interest rate and maturity date of August 2026 (“2026 Term Loan Tranche I”). In December 2024 the Group entered into another loan agreement for $5,000 with 8% annual interest rate and maturity date of December 2026 (“2026 Term Loan Tranche II”). Total accumulated interest as of December 31, 2025 for these loans was $1,135 and $419, respectively ($300 and $12 as of December 31, 2024). In January 2026 both of those agreements were extended until June 2027.
2030 Term Loan Tranche I and II
In February 2025, the Group entered into a credit agreement with an investor for $35,000 (“2030 Term Loan Tranche I”). The 2030 Term Loan Tranche I has a maturity date of February 2030 and an interest rate of 7.5% plus the greater of the reference rate being one-month term Secured Overnight Financing Rate (“SOFR”) or 3.5%. Further, the investor received warrants for 727,990 ordinary shares with a $0.006 strike price for 1.75% of the fully diluted capitalization of the Company at the closing date. As part of this transaction, the Company incurred $1,750 in transaction fees.
In June 2025, the Group and the investor amended the credit agreement (“2030 Term Loan Tranche II”), increasing the amount by $50,000 to $85,000. The additional $50,000 has an interest rate of 12.5% plus the greater of the reference rate being one-month term SOFR or 3.5%. The maturity date is the same as 2030 Term Loan Tranche I. Further, the investor received additional warrants for 1,090,938 ordinary shares with a $0.006 strike price for 2.5% of the fully diluted (as defined) capitalization of the Company at closing date. As part of the transaction, the Company incurred $2,000 in transaction fees. A portion of the funds were then immediately used to settle the 2029 PIK Loan, which amounted to $48,584 (including accrued interest) as of June 30, 2025.
In connection with the debt amendment of 2030 Term Loan Tranche II, the Group recorded a debt extinguishment loss of $1,491 for the year ended December 31, 2025. The loss represents the write-off of all unamortized deferred debt issuance costs that were related to the 2030 Term Loan Tranche I. The debt extinguishment loss is included within loss on term loan extinguishment in the accompanying Consolidated Statement of Operations.
The Group’s 2030 Term Loan Tranche I and 2030 Term Loan Tranche II (collectively, the “2030 Term Loan Tranches”) contain financial covenants, including a minimum liquidity requirement, as well as customary affirmative and negative covenants. These covenants, subject to agreed-upon exceptions and certain revenue thresholds, restrict, among other things, the Group’s ability to incur additional indebtedness, grant liens, engage in mergers, asset sales, investments, or transactions with affiliates, and make restricted payments.
As of December 31, 2025 and 2024, the Group was in compliance with or received a waiver or consent on all of the required covenants. Refer to Note 19 for additional information regarding subsequent waivers received after December 31, 2025.
2027 Convertible Loan
In June 2024, the Group issued a $15,000 principal amount unsecured convertible promissory note due June 2027 (“2027 Convertible Loan”) in a private placement pursuant to, and governed by, a convertible promissory note purchase agreement dated June 2024. Further, the lender received warrants to purchase 1,562,081 ordinary shares of the Company. The 2027 Convertible Loan accrued interest at 6% per annum. In February 2025, the terms of the 2027 Convertible Loan were modified to increase the interest rate from 6% to 7% per annum, and accrued interest was capitalized to the unpaid principal balance as the Group elected not to settle interest in cash. The modification did not result in the settlement or replacement of the existing instrument.
Upon issuance, the Group made an irrevocable accounting policy election to account for the 2027 Convertible Loan as a single hybrid instrument under the Fair Value Option (“FVO”). Under the FVO, the 2027 Convertible Loan was initially recognized as a liability measured at issue-date estimated fair value and will subsequently be re-measured at estimated fair value on a recurring basis at each reporting date prior to conversion with the change in fair value recognized in loss on loans measured at fair value in the Consolidated Statements of Operations. As of December 31, 2025 and 2024, the fair value of the 2027 Convertible Loan was $17,236 and $15,412, respectively, as included in non-current convertible loans on the Consolidated Balance Sheets.
The 2027 Convertible Loan was converted to equity during the share capital increase in April 2026. Refer to Note 19.
Future Maturities of Non-Current Debt
Aggregate annual future maturities of non-current debt, excluding unamortized debt discounts, issuance costs and fair value adjustments, at December 31, 2025 were as follows:

2026	1,322
2027	29,991
2028	—
2029	—
2030	88,479
Thereafter	—
Total	$119,792

Note 11. Other Current Liabilities and Accrued Operating Expenses

	December 31, 2025	December 31, 2024
Accrued compensation and benefits
Accrued bonus expense	$3,018	$2,095
Accrued other personnel expenses	1,131	287
Total accrued compensation and benefits	$4,149	$2,382
Accrued operating expenses
Accrued consulting and other services	$2,455	$2,566
Accrued marketing expenses	514	—
Customer credit balance	1,513	—
Total accrued operating expenses	$4,482	$2,566
Other current liabilities
Accrued rebate	$1,358	$260
Accrued inventory purchases	1,015	169
Other current liabilities	—	597
Total Other current liabilities	$2,373	$1,026

Note 12. Income Taxes
(a) Income Taxes
Loss from continuing operations before income taxes consists of the following:
	Year Ended December 31,
	2025	2024
Switzerland	$(39,564)	$(26,294)
Foreign	(17,249)	(8,841)
	$(56,813)	$(35,135)
Current income tax (expense) / benefit attributable to income / (loss) from continuing operations consists of:
	Year Ended December 31,
	2025	2024
Switzerland	$(4)	$(17)
Foreign	—	—
	$(4)	$(17)
Deferred income tax (expense) / benefit attributable to income / (loss) from continuing operations consists of:
	Year Ended December 31,
	2025	2024
Switzerland	$370	$415
Foreign	—	—
	$370	$415
The significant components of deferred income tax expense attributable to income from operations for the periods below are as follows:
	Year Ended December 31,
	2025	2024
Deferred tax benefit (exclusive of the effects of other components below)	$1,677	$415
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	(1,307)	—
	$370	$415
(b) Tax Rate Reconciliation
In preparing the consolidated financial statements, the Company is required to determinate income taxes in each of the jurisdictions (including each Canton and City) in which the Company operates. The Company’s income tax benefit is reconciled from the applicable Swiss tax rate (including Cantonal and City tax rates) as follows:

	Year Ended December 31,
	2025	2024
Loss before income taxes	$(56,813)	$(35,135)
Applicable tax rate	11.85%	11.85%
Tax benefit at the applicable tax rate	6,732	4,163
Permanent differences	270	458
Effect of foreign tax rate differential	2,587	2,062
Change in valuation allowance	(7,916)	(6,286)
Tax rate adjustment	(1,307)	—
Income tax benefit	$366	$398
Effective tax rate	0.65%	1.13%

(c) Significant Components of Deferred Taxes
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as below:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Intangible assets	$118	$120
Accounts receivable	—	274
Property and equipment	6	13
Operating lease liabilities	288	—
Pension liability	132	146
Accrued expenses	202	35
Other	542	93
Net operating loss carry forwards	32,534	23,620
Total gross deferred tax assets	$33,822	$24,301
Less valuation allowance	(31,985)	(23,045)
Net deferred tax assets	$1,837	$1,256
Deferred tax liabilities:
Intangible assets	(3,483)	(3,500)
Other	(854)	(299)
Total gross deferred liabilities	$(4,338)	$(3,799)
Net deferred tax liability	$(2,501)	$(2,543)

As of December 31, 2025 and December 31, 2024, net operating loss carry forwards was $220,770 and $155,547, respectively which are available to offset future taxable income. The table below details the net operating loss carry forwards and their related year of expiration.

Jurisdiction and expiry in:	December 31, 2025	December 31, 2024
Switzerland - One year	$2,334	$824
Switzerland - Two to five years	111,706	78,671
Switzerland - More than five years	52,336	43,579
United States - No expiry	50,831	29,863
Other jurisdictions - No expiry	3,563	2,610
Total	$220,770	$155,547

(d) Unrecognized Tax Benefits
As of December 31, 2025 and December 31, 2024, the Company has not identified any unrecognized tax benefits. As of December 31, 2025, the Company has been assessed in Switzerland for the tax period 2022. For the United States, the earliest significant open tax period that is subject to examination is 2021.
Note 13. Earnings per Share
The following table presents the calculation of basic and diluted loss per share for periods below (in thousands, except share and per share amounts):

	Year Ended December 31,
	2025	2024
Net loss	$(56,447)	$(34,737)
Weighted average of ordinary shares used for basic and diluted loss per share computation(1)	35,345,300	31,351,517
Loss per share
Basic and diluted	$(1.60)	$(1.11)

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.

In periods when the Company reported a net loss, diluted net loss per ordinary share is the same as basic net loss per ordinary share because the effects of potentially dilutive items were anti-dilutive. For the periods presented, the weighted average of ordinary shares included ordinary shares outstanding during the reporting period, including ordinary shares issued under the Company’s equity long-term incentive plans, weighted for the portion of the period outstanding. In addition, the weighted average of ordinary shares included (i) outstanding warrants exercisable for little or no consideration and (ii) vested RSUs. In addition, the weighted average of ordinary shares included (i) outstanding warrants issued in connection with our debt financing (as disclosed in Note 14) that were issued for little or no cash consideration such that the warrants were considered outstanding ordinary shares and included in the computation of basic EPS and (ii) vested RSUs.
The following table presents the potentially dilutive shares that were excluded from the computation of diluted loss per share because their effect was anti-dilutive:

	Year Ended December 31,
	2025	2024
Redeemable Series A convertible preferred shares(1)	6,856,795	6,856,795
Share options(1)	892,777	315,000
Share-based awards(1)	994,288	617,398
Total potential dilutive securities not included in loss per share(1)	8,743,860	7,789,193

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
Further, in January 2026, the 2030 Term Loan Tranche I was amended and as part of this amendment, the lender received warrants for ordinary shares with a $0.006 strike price for 1.5% of the fully diluted (as defined) capitalization of the Company at the closing date.
Note 14. Mezzanine Equity and Shareholder’s Equity
Share Capital
Ordinary shares and preferred shares rank equally in terms of voting rights. Each share has one vote and there are no preferences in terms of voting rights attached to ordinary shares or preferred shares.
Series A Convertible Preferred Shares
The Company has 6,856,795 authorized shares of Series A convertible preferred shares, CHF 0.006 par value, of which 6,856,795 shares are issued and outstanding as of December 31, 2025 and December 31, 2024. The Company initially recognized the Series A convertible preferred shares at fair value at the issuance date, net of issuance costs.
The preferred shares have preferential rights with respect to dividend payments and liquidation proceeds versus ordinary shares. If the general meeting of the shareholders resolves to declare a dividend in cash, in kind or otherwise, such dividend is allocated in the first priority to the holders of preferred shares pro rata to their respective holdings in the class of preferred shares up to the preference amount (aggregate subscription amount for each shareholder multiplied by a factor of 2.0x) as of December 31, 2025 and December 31, 2024. In the second priority, and to the extent the preference amount has been fully paid, dividends are paid to holders of ordinary shares pro rata to their holdings in their class of ordinary shares. The Company did not declare a dividend during the years ended December 31, 2025 and 2024.
Upon a liquidation event, including a sale or other change-of-control transaction, holders of Series A convertible preferred shares are entitled to receive a liquidation preference prior to any distribution to ordinary shareholders. The Series A convertible preferred shares are also convertible into ordinary shares in accordance with the terms of the shareholders’ agreement.
Each holder of Series A convertible preferred shares has the right, at any time, to request the voluntary conversion of all or a portion of its Series A convertible preferred shares into ordinary shares at a 1:1 conversion ratio by providing written notice to the Company and the other shareholders. Upon such notice, the preferential rights attaching to the converted Series A preferred shares terminate automatically, and the holder is thereafter treated as a holder of ordinary shares with respect to those converted shares.

In addition, all Series A preferred shares are subject to mandatory conversion immediately prior to the consummation of an initial public offering or a SPAC transaction, at a 1:1 conversion ratio into ordinary shares, upon written notice given by the main investors acting jointly or, in the case of an IPO or SPAC transaction that qualifies as a qualified exit event, by any director. If no IPO or SPAC transaction closes within 30 calendar days following the conversion, each holder of Series A preferred shares has the right to require the share structure and preference rights to be re-established as they existed prior to the conversion.
While the shares are not mandatorily redeemable and do not contain a fixed redemption date or holder put right, they are contingently redeemable upon the occurrence of a deemed liquidation event, including a sale or change-of-control, which is not solely within the Company’s control. Accordingly, the Series A convertible preferred shares are classified as mezzanine equity pursuant to the guidance in ASC 480 and ASC 480-10-S99.
As of December 31, 2025 and 2024, the shares are not currently redeemable, and such events are not considered probable; therefore, no adjustment to the maximum redemption amount has been recorded. If the shares become currently redeemable or redemption becomes probable, the Company will subsequently measure them at the greater of their carrying amount or maximum redemption amount at each reporting date in accordance with its accounting policy under ASC 480-10-S99.
Ordinary Shares
The Company has 66,131,140 authorized ordinary shares, CHF 0.006 par value, as of December 31, 2025 and as of December 31, 2024 of which 31,822,153 and 31,731,320 shares are issued and outstanding as of December 31, 2025 and 2024. The Company issued 90,833 and 1,396,098 ordinary shares during the years ended December 31, 2025 and 2024, respectively, as part of the equity long-term incentive plans.
Warrants
On June 20, 2024, in connection with entering into the 2027 Convertible Loan for gross proceeds of $15,000, the investment firm received warrants to purchase 1,562,081 ordinary shares of the Company. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
On February 6, 2025, in connection with entering into the 2030 Term Loan Tranche I for gross proceeds of $35,000, the investment firm received warrants to purchase 727,990 ordinary shares representing 1.75% of the Company’s fully diluted capitalization (as defined in the agreement) at the transaction date. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
On June 30, 2025, the Group amended the credit agreement to enter into the 2030 Term Loan Tranche II, increasing the loan balance by an additional $50,000. As part of this amendment, the investment firm received additional warrants to purchase 1,090,938 ordinary shares representing 2.5% of the Company’s fully diluted capitalization at the transaction date. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
The Company evaluated such pre-funded warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The Company concluded that the warrants are indexed to its own ordinary shares and meet the criteria for equity classification because they require physical settlement and the Company has sufficient authorized and unissued shares available to settle the warrants. Accordingly, the warrants were recorded within additional paid-in capital in the consolidated balance sheets. The warrants were considered outstanding ordinary shares and included in the computation of basic EPS (see Note 13).
Dividends
Pursuant to Swiss corporate law, the payment of dividends is limited to certain amounts of unappropriated retained earnings and is subject to shareholder approval. No dividends have been distributed to the shareholders so far.

Note 15. Pension Plans
The Group only has one pension plan in Switzerland which qualifies as a defined benefit plan.
The Group companies based in Switzerland are affiliated to a collective foundation administrating the pension plan of various unrelated employers. The pension plan of the concerned Group companies is fully segregated from the ones of other participating employers.
The most senior governing body of the collective foundation is the board of trustees that consists of an equal number of employers, and employees, representatives of the affiliated entities. The responsibilities of the board of trustees include, among others, the determination of and changes to the pension plan regulations and determination of the financing. The board of trustees has an obligation to act solely in the interests of the plan beneficiaries.
Plan beneficiaries, their spouses and children are insured against the financial consequences of old age, death, and disability. The benefits are defined in the pension plan regulations that comply with the minimum requirements stipulated by the BVG. Retirement benefits are based on the accumulated retirement savings capital and can either be drawn as a life-long pension or as a lump sum payment. The pension upon retirement is calculated by multiplying the balance of the retirement savings capital with the applicable conversion rate. The retirement savings capital results from the yearly savings contributions by both employer and employee until retirement and carries interest thereon. The savings contributions are defined in the pension plan regulations. Minimum contributions and minimum interest are defined by the BVG and the Federal Council respectively.
To the extent that actuarial gains and losses are greater than 10% of the value of the benefit obligation, they are amortized over the average remaining service life of the Group’s active employees and booked in the Consolidated Statement of Comprehensive Loss.
The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status:

	December 31, 2025	December 31, 2024
	Pension benefits	Pension benefits
Benefit obligation	$(12,333)	$(7,945)
Fair value of plan assets	11,207	6,716
Funded status	$(1,126)	$(1,229)
Amounts recognized in the balance sheet consist of:
Pension liability	(1,126)	(1,229)
Accumulated other comprehensive gain/(loss)	$374	$47

Amounts recognized in accumulated other comprehensive gain/ (loss) consist of:

	Year Ended December 31,
	2025	2024
Net actuarial (loss)/gain	$327	$(581)
	$327	$(581)

The accumulated benefit obligation for the pension plan was $12,070 as of December 31, 2025 (as of December 31, 2024: $7,762). Net periodic benefit cost recognized and other changes in plan assets and benefit obligations recognized in AOCI in 2025 and 2024 were:

	Year Ended December 31,
	2025	2024
	Pension benefits	Pension benefits
Net periodic benefit cost recognized	$(884)	$(671)

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive gain/(loss):

Net actuarial gain	$327	$(581)
Total recognized in accumulated other comprehensive gain	327	(581)
Total recognized in net periodic benefit cost and accumulated other comprehensive gain/(loss)	$(557)	$(1,252)

The net loss for the defined benefit pension plan that will be amortized from AOCI into net periodic benefit cost over the next fiscal year is $0. The assumptions used in accounting for the defined benefit plans were as follows:

	December 31, 2025	December 31, 2024
	Pension benefits	Pension benefits
Discount rate	1.3%	1.1%
Rate of compensation increase	1.0%	1.0%
Expected long-term rate of return on assets for net periodic pension income	2.5%	2.5%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.
The Group measured benefit obligations using the most recent BVG 2020 GT mortality tables in selecting mortality assumptions as of December 31, 2025 and 2024.
The following table summarizes benefit costs, employer contributions, plan participants, contributions and benefits paid during below periods:

	2025	2024
Change in benefit obligation:
Benefit obligation as of January 1,	$1,229	$644
Interest cost	107	106
Service cost	991	661
Benefits and administrative expenses paid by employer	(813)	(606)
Actuarial (gains) losses	(332)	640
Expected return on plan assets	(209)	(161)
Foreign currency translation	153	(55)
Benefit obligation as of December 31,	$1,126	$1,229

The fair value of plan assets and the projected benefit obligation changed as follows:

	2025	2024
Fair value of plan assets as of January 1,	$6,716	$6,679
Actual return on plan assets	935	268
Contributions by the employer	813	606
Contributions by plan participants	349	260
Pensions (paid)	(57)	(54)
Termination Benefits / Withdrawals (paid)	(793)	(1,104)
Benefits deposited	2,081	528
Currency translation	1,162	(466)
Fair value of plan assets as of December 31,	$11,207	$6,716

The Group’s pension plan assets are reported at fair value. Refer to Note 2 for the description of the fair value hierarchy.

The asset allocations of the Group’s pension benefits for the other plan were as follows:

	Fair value measurements
	December 31, 2025	December 31, 2024
Equity instruments	$4,440	$2,321
Debt instruments	3,055	2,259
Properties not occupied by and not used by the company	2,694	1,617
Liquid assets	233	105
Others	784	414
Total other plan assets at fair value	$11,207	$6,716

These assets are reported at fair value and measured using quoted prices in active markets for identical assets (level 1) except for the category “Others” which is measured using significant unobservable inputs (level 3).
The Group’s asset allocation for this plan is as follows:

	Target allocation
	December 31, 2025	December 31, 2024
Equity instruments	40%	35%
Debt instruments	27%	34%
Properties not occupied by and not used by the company	24%	24%
Liquid assets	2%	2%
Others	7%	6%
Total allocation	100%	100%

The changes in level 3 pension plan assets for the periods below as follows:

Others
Balance as of January 1, 2025	$414
Actual return on plan assets	41
Purchase sales, settlements, net	329
Balance as of December 31, 2025	$784

Others
Balance as of January 1, 2024	$309
Actual return on plan assets	19
Purchase sales, settlements, net	86
Balance as of December 31, 2024	$414

The Group expects to contribute $973 to its pension plan in 2026.
The benefits expected to be paid from the pension plan in each year 2026-2030 are $70, $80, $91, $102, $113 respectively. The aggregate benefits expected to be paid in the five years from 2031-2035 are $3,259. The expected benefits are based on the same assumptions used to measure the Group’s benefit obligation as of December 31, 2025 and include estimated future employee service.
Note 16. Share-Based Compensation
On March 28, 2024, the Group approved the 2024 Equity Long-Term Incentive Plan (the “2024 Plan”). During 2025, the 2025 Equity Long-Term Incentive Plan (the “2025 Plan) was approved. The 2024 Plan and 2025 Plan provide for the granting of equity awards including share options and RSUs as a form of share-based compensation to employees and nonemployee directors for their services as directors. The total number of shares authorized by the Board to be issued under the 2024 Plan and 2025 Plan was 5.8 million shares as of December 31, 2025 and 2024.

The Group also grants share options and RSUs to consultants from time to time in exchange for services performed for the Company. In general, these awards vest over the contractual period of the consulting arrangement. The fair value of share options held by consultants is recorded as operating expenses over the vesting term of the respective equity awards.
The following table summarizes the total compensation costs charged against income for these plans in the Consolidated Statement of Operations:

	Year Ended December 31,
	2025	2024
Research and development expense	$409	$164
Selling, general and administrative expense	13,475	5,726
Total Share-based compensation expense	$13,884	$5,890

Further, the income tax benefit related to share-based compensation expense amounted to $1,652 and $701 as of December 31, 2025 and December 31, 2024, respectively.
Service-based RSU Awards
Time-vested RSUs are awarded to eligible employees and entitle the grantee to receive ordinary shares after settlement, subject to the employee’s continuing employment. The majority of RSU vest over three years on a quarterly basis with settlement into shares occurring on the anniversary of the three-year period, subject to continued service and potential acceleration upon a qualifying liquidity event, including an initial public offering. Some of the RSUs vest immediately. All RSUs are expensed on a straight-line basis over the requisite service period.
The following table summarizes information about service-based RSU as of and for the year ended December 31, 2024 and December 31, 2025:

	Service-based RSU
	Number of units(1)	Weighted-average grant date fair value ($, per unit)
Non-vested as of January 1, 2024	78,128	$6.77
Granted	1,042,632	6.77
Vested	(425,233)	6.77
Forfeited	(78,128)	6.77
Non-vested as of December 31, 2024	617,398	$6.77

Non-vested as of January 1, 2025	617,398	$6.67
Granted	1,115,818	14.71
Vested	(697,817)	11.38
Forfeited	(41,112)	6.77
Non-vested as of December 31, 2025	994,288	$12.77

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
As of December 31, 2025, $12,695 of total unrecognized compensation cost related to non-vested share awards is expected to be recognized over a weighted-average period of 3 years. As of December 31, 2024, $4,183 of total unrecognized compensation cost related to non-vested awards is expected to be recognized over a weighted-average period of 2 years. The total recognized tax benefit related thereto was $0 for fiscal year 2025 (2024: $0).
For the 2025 Plan, the Group determined the grant date fair value of the units is based the equity value of the Company as of December 31, 2025. The equity value was determined using a discounted cash flow valuation approach, which requires management to make assumptions regarding projected future cash flows and an appropriate discount rate. No dividends were assumed, as the Company does not currently expect to pay dividends. For the 2024 Plan, the Group determined the grant date fair value of the units based on the per share market price of the Group at the last financing round performed in fiscal year 2023. The Company recognizes the expense relating to these awards, on a straight-line basis over the vesting period. Forfeitures are accounted for during the period in which they occur.
Share Options
The Group provides share options as a form of employee compensation, which are primarily time-vested. The share options are expensed on a straight-line basis over the requisite service period. The majority of time-vested options vest in equal instalments on each of the first three anniversaries of the grant date and generally expire 10 years from the grant date, subject to continued service and potential acceleration upon a qualifying liquidity event, including an initial public offering.
A summary of the Group’s share option activities under all share plans for the year ended December 31, 2024 and December 31, 2025 is as follows:

	Number of shares(1)	Weighted- Average Exercise Price(1)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2024	—
Granted	1,711,667
Exercised	(1,396,667)	0.006	2	9,449
Outstanding, December 31, 2024	315,000	0.006	2	2,133
Vested and expected to vest, December 2024	315,000	0.006	2	2,133

Outstanding, January 1, 2025	315,000
Granted	668,610
Exercised	(90,833)	0.006	3	(1,336)
Outstanding, December 31, 2025	892,777	0.006	3	13,130
Vested and expected to vest, December 2025	892,777	0.006	3	13,130

(1)	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
During the year ended December 31, 2025, the Group granted options with a fair value of $9,838, with a weighted-average grant date fair value of $14.71. As of December 31, 2025, the Group had $10,391 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted-average period of 3 years.
During the year ended December 31, 2024, the Group granted options with a fair value of $11,594, with a weighted-average grant date fair value of $6.77. As of December 31, 2024, the Group had $6,423 of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted-average period of 2 years.
The fair value of the 2025 Plan awards was determined on the grant-date based on the equity value of the Company as of December 31, 2025. The equity value was determined using a discounted cash flow valuation approach, which requires management to make assumptions regarding projected future cash flows and an appropriate discount rate. No dividends were assumed, as the Company does not currently expect to pay dividends.
The fair value of the 2024 Plan awards was determined on the grant-date based on the per share market price of the Group at the last financing round performed during the year ended December 31, 2023.
The following table summarizes the key inputs used in the valuation of the Group’s share-based compensation awards during the year ended December 31, 2025:

Unobservable Inputs	Year Ended December 31, 2025
Expected term in years	5
Discount rate	30%
Terminal growth rate	2%

The expected term represents the average estimated time that a recipient will be an employee of the Company and thus eligible to participate fully in the applicable equity incentive plan. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment.
Note 17. Commitments and Contingencies
Legal Proceedings
The Company may be subject, from time to time, to certain legal proceedings and claims arising in the ordinary course of business, which cover product liability, contracts, patent and trademark matters, labour and employment matters and tax. The Company recognizes a liability for any contingency that is probable of occurrence and reasonably estimable. The Company continually assesses the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses. However, the outcomes of legal proceedings and claims brought against the Company are subject to uncertainty and future developments could cause these actions or claims, individually or in the aggregate, to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows of a particular reporting period. No material matters occurred during the years ended December 31, 2025 and 2024.
Note 18. Related Party Transactions
Transactions with related parties consisted of the following:
Shareholder Loan
During 2024, the main shareholders of the Company granted various loans to the Company with a nominal interest rate of 8%, consistent with overall market rates. Those loans were fully repaid as of December 31, 2024.
As part of the repayment of the 2029 PIK Loan during the current fiscal year, the main shareholders acquired the Company’s existing obligation under the loan from the lender, amounting to $48,000, using funds provided by the Company under a shareholder loan, creating a mutual obligation between the parties. These reciprocal debts were then offset against each other, resulting in the 2029 PIK Loan being fully extinguished. The above represented a non-cash transaction as funds were transferred directly from the 2030 Term Loan Tranche II lender to the 2029 PIK Loan lender. As of December 31, 2025, the loan balance amounts to $61 (refer to Note 10).
Management Convertible Loans
During the year ended December 31, 2024, the Company entered into convertible loan agreements with members of the extended management team. The outstanding balance amounted to $1,329 and $1,132 as of December 31, 2025 and December 31, 2024, respectively. The loans bear interest between 4%-6%, consistent with overall market rates (refer to Note 10). All convertible loan agreements were converted to equity or repaid in 2026 (refer to Note 19).
Related Party Sublease
On November 1, 2023, the Company entered into a sublease agreement with an entity that is a related party to one of the executive officers of the Company, for the office space on the 14th floor in Zug Park Tower, Gubelstrasse 24 6300, Zug. Rent is paid quarterly, beginning on July 1, 2024. The Company was entitled to a rent-free period from November 1st, 2023 until June 30, 2024. The contract ends without notice on the 25th of September 2025, unless extended. Monthly rent amounts to $12. As of December 31, 2024, the current operating lease liability related to this lease was $66, non-current operating lease liability was $0, and operating lease right-of-use asset was $65.
During 2025, the sublease agreement was extended to September 30, 2030. From October 1, 2025 to September 30, 2028, the annual rent will be $529, and from October 1, 2028 to September 30, 2030, the annual rent will be $548. As of December 31, 2025, the current operating lease liability related to this lease was $470, non-current operating lease liability was $1,904, and operating lease right-of-use asset was $2,374.

Note 19. Subsequent Events
With the exception of the 2026 Share Split (as defined below), the Company has evaluated subsequent events through July 2, 2026, which is the date the consolidated financial statements were available to be issued.
2026 Share Split
On August 24, 2026, the shareholders of the Company approved and on September 15, 2026, the Company effected a five-for-three forward share split of its authorized, issued, and outstanding ordinary shares (the “2026 Share Split”). The conversion rate of the Company’s convertible preferred shares and other share-based instruments, as applicable, were proportionally adjusted to factor in the 2026 Share Split. All share and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the 2026 Share Split for all periods presented.
2030 Term Loan Amendment
In January 2026, the 2030 Term Loan Tranches were amended, whereby the revenue conditions that the Company was required to achieve in fiscal year 2025 were waived and a new revenue condition as of March 31, 2027, was established. As part of this amendment, the lender received warrants for ordinary shares with a $0.006 strike price for 1.5% of the fully diluted (as defined) capitalization of the Company at the closing date.
2026 Term Loan Extensions
In January 2026, the 2026 Term Loans with a previous maturity of August 2026 and December 2026, respectively were extended to June 30, 2027. No other material changes occurred as part of this extension.
Share Capital Increase
In April 2026, the Company entered into an equity financing transaction with a global investment firm, whereby the investment firm invested $32,000 (CHF 24,900) as part of the Company’s Series B equity round. As part of this round, the investment firm received 1,129,816 of newly issued Series B convertible preferred shares with dividend and liquidation preferences ranking senior to the existing Series A convertible preferred shares and ordinary shares.
Further, the 2027 Convertible Loan was converted into the newly issued Series B convertible preferred shares. Specifically, at the time of the conversion the loan principal of $15,000 and accrued interest of $1,837 amounting to a total of $16,837, was converted into 598,570 shares. Also, the 1,562,081 warrants issued were converted into 1,562,081 ordinary shares. A subscription agreement was entered into between the lender and the Company in April 2026, stipulating the above terms and amending certain terms of the initial agreement.
Finally, the 2026 Convertible Loan 4% and 2026 Convertible Loan 6% were converted into ordinary shares. Specifically, a total balance of $1,014 of the 2026 Convertible Loan 4% and a total balance of $253 of the 2026 Convertible Loan 6% was converted into 133,773 and 33,333 ordinary shares, respectively. The remaining outstanding debt balance of $5 and $64, respectively, was repaid to the lenders.
In April 2026, the Company increased its share capital by issuing 726,110 ordinary shares in relation to share options exercised. Such shares have been issued out of already authorized shares.

vVARDIS Holding AG and Subsidiaries
Unaudited Condensed Consolidated Financial Statements

vVARDIS Holding AG and Subsidiaries
Condensed Consolidated Balance Sheets

(In thousands of U.S. Dollars, except per share data)
(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$28,974	$17,470
Accounts receivable, net of allowances of $201 and $202, respectively	7,220	3,042
Inventories	10,711	8,616
Advances to Suppliers	2,813	2,065
Prepaid expenses	5,232	624
Other current assets	3,437	1,703
Receivable – due from related parties	61	—
Total current assets	58,447	33,520
Property and equipment, net	812	829
Operating lease right-of-use assets	2,156	2,456
Intangible assets, net	29,076	31,823
Goodwill	13,123	13,387
Deferred tax assets	—	—
Restricted cash	207	211
Other non-current assets	982	1,002
Total assets	104,803	83,228

Liabilities, mezzanine equity and shareholder’s (deficit) equity
Accounts payable	$6,876	$6,857
Loans, current - due to related party	—	1,390
Loans, current	17,204	—
Current operating lease liabilities	512	522
Deferred revenue, current	15,000	7,500
Accrued compensation and benefits	4,081	4,149
Accrued operating expenses	8,900	4,482
Other current liabilities	8,613	2,373
Total current liabilities	61,186	27,273
Non-current operating lease liabilities	1,649	1,935
Deferred revenue, non-current	—	7,500
Convertible loans, non-current	—	17,236
Loans, non-current	67,003	85,974
Liability for pension benefits	1,119	1,126
Deferred tax liabilities	2,042	2,501
Derivative liabilities, non-current	31,409	—
Total liabilities	164,408	143,545
Commitments and contingencies (Note 15)	—	—
Mezzanine equity:
Redeemable Series A convertible preferred shares, CHF 0.006 par value; 6,856,795 shares authorized, issued and outstanding as of June 30, 2026 and December 31, 2025	44,472	44,472

See accompanying notes to the unaudited condensed consolidated financial statements.

	June 30, 2026	December 31, 2025
Redeemable Series B convertible preferred shares, CHF 0.006 par value; 1,728,390 shares authorized, issued and outstanding as of June 30, 2026 and nil as of December 31, 2025	14,425	—
Shareholder’s (deficit) equity[1]:

Ordinary shares, CHF 0.006 par value; 72,046,318 shares authorized, 34,186,620 and 31,822,153 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	227	209
Additional paid-in capital	140,379	126,398
Accumulated deficit	(256,322)	(228,515)
Accumulated other comprehensive loss	(1,576)	(1,748)
Total shareholders’ deficit attributable to owners of vVARDIS Holding AG	(117,292)	(103,656)
Non-controlling interests	(1,210)	(1,133)
Total shareholder’s (deficit) equity	(118,502)	(104,789)
Total liabilities, mezzanine equity and shareholders’ equity	$104,803	$83,228

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the unaudited condensed consolidated financial statements.

vVARDIS Holding AG and Subsidiaries
Condensed Consolidated Statements of Operations

(In thousands of U.S. Dollars, except per share data)
(Unaudited)

	Six Months Ended June 30,
	2026	2025
Net revenue	$28,558	$9,088
Cost of goods sold	(3,885)	(4,417)
Research and development expense	(7,159)	(2,002)
Selling, general and administrative expense	(35,064)	(26,750)
Loss from operations	(17,550)	(24,081)
Interest expense	(9,015)	(4,061)
Loss on loans measured at fair value	(1,205)	(1,474)
Gain on loan conversion	1,613	—
Loss due to change in the fair value of derivative liabilities	(8)	—
Loss on term loan extinguishment	(1,580)	(1,245)
Other income / (expense), net	(412)	(1,169)
Loss before income taxes	(28,157)	(32,030)
Income tax benefit / (expense)	350	(26)
Net loss	$(27,807)	$(32,057)
Net loss attributable to:
Owners of vVARDIS Holding AG	(27,807)	(32,057)
Non-controlling interests	—	—
Loss per ordinary share
Basic[1]	$(0.70)	$(0.93)
Diluted[1]	$(0.70)	$(0.93)
Weighted average shares outstanding
Basic and diluted	39,948,137	34,619,819

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the unaudited condensed consolidated financial statements.

vVARDIS Holding AG and Subsidiaries
Condensed Consolidated Statements of Comprehensive Loss

(In thousands of U.S. Dollars)
(Unaudited)

	Six Months Ended June 30,
	2026	2025
Net loss	$(27,807)	$(32,057)
Other comprehensive (loss)/gain, net of tax:
Foreign currency translation adjustments, net of tax, $0	56	147
Net actuarial gain on defined benefit pension plans, net of tax, $0	38	291
Total other comprehensive (loss)/gain	$94	$439
Comprehensive loss	$(27,713)	$(31,618)
Comprehensive loss attributable to:
Owners of vVARDIS Holding AG	(27,634)	(31,757)
Non-controlling interests	(77)	139

See accompanying notes to the unaudited condensed consolidated financial statements.

vVARDIS Holding AG and Subsidiaries
Condensed Consolidated Statements of Mezzanine Equity and Shareholders’ Equity (Deficit)

(In thousands of U.S. Dollars, except share data)
(Unaudited)

	Redeemable Series A Convertible Preferred Shares			Redeemable Series B Convertible Preferred Shares			Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain/(loss)	Total shareholders’ equity (deficit)	Non- controlling interests	Total equity (deficit)
	Shares[1]	Par value	Amount	Shares[1]	Par value	Amount	Shares[1]	Par value
Balance as of January 1, 2026	6,856,795	$45	$44,472	—	$—	$—	31,822,153	$209	$126,398	$(228,515)	$(1,748)	$(103,656)	$(1,133)	$(104,789)
Net loss	—	—	—	—	—	—	—	—	—	(27,807)	-	(27,807)	—	(27,807)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	171	171	(77)	94
Share-based compensation	—	—	—	—	—	—	—	—	4,007	—	—	4,007	—	4,007
Issuance of ordinary shares	—	—	—	—	—	—	2,197,361	17	—	—	—	17	-	17
Issuance of preferred shares (net of derivate liability and issuance costs)	—	—	—	1,129,820	8	10,594	—	—	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—	—	—	8,675	—	—	8,675	—	8,675
Conversion of convertible loans	—	—	—	598,570	5	5,445	167,106	1	1,300	—	—	1,301	—	1,301
Equity issuance cost	—	—	—	—	—	(1,614)	—	—	—	—	—	—	—	—
Balance as of June 30, 2026	6,856,795	$45	$44,472	1,728,390	$13	$14,425	34,186,620	$227	$140,379	$(256,322)	$(1,576)	$(117,292)	$(1,210)	$(118,502)

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the unaudited condensed consolidated financial statements.

	Redeemable Series A Convertible Preferred Shares			Redeemable Series B Convertible Preferred Shares			Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain/(loss)	Total shareholder’s equity (deficit)	Non- controlling interests
	Shares[1]	Par value	Amount	Shares[1]	Par value	Amount	Shares[1]	Par value						Total equity (deficit)
Balance as of January 1, 2025	6,856,795	$45	$44,472	—	—	—	31,731,320	$208	$97,518	$(172,068)	$(603)	$(74,945)	$(1,028)	$(75,973)
Net loss	—	—	—	—	—	—	—	—	—	(32,057)	—	(32,057)	—	(32,057)
Other comprehensive gain	—	—	—	—	—	—	—	—	—	—	300	300	139	439
Share-based compensation	—	—	—	—	—	—	—	—	6,358	—	—	6,358	—	6,358
Issuance of warrants	—	—	—	—	—	—	—	—	15,001	—	—	15,001	—	15,001
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2025	6,856,795	$45	$44,472	—	—	—	31,731,320	$208	$118,877	$(204,125)	$(303)	$(85,343)	$(890)	$(86,233)

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
See accompanying notes to the unaudited condensed consolidated financial statements.

vVARDIS Holding AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)
(Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(27,807)	$(32,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to fair value in debt	1,202	1,337
Gain on loan conversion	(1,613)	—
Loss / (gain) due to change in the fair value of derivative liabilities	8	—
Loss on term loan extinguishment	1,574	1,429
Depreciation and amortization	2,293	1,815
Amortization of debt issuance costs	1,584	283
Deferred income taxes	(414)	42
Pension costs / (benefits)	15	(222)
Non-cash interest expense	3,976	2,499
Share-based compensation	4,056	6,198
Non-cash lease expense	259	(52)
Unrealized gain / (loss) on foreign exchange	1,707	(2,370)

Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	(4,437)	(1,130)
Decrease (increase) in inventories	(2,319)	2,085
Decrease (increase) in advances to suppliers	(811)	(1,533)
Decrease (increase) in prepaid expenses	(4,562)	(87)
Decrease (increase) in other current assets	(1,671)	176
Increase (decrease) in accounts payable	27	(1,425)
Increase (decrease) in accrued compensation and benefit	(3)	(274)
Increase (decrease) in accrued operating expenses	4,624	(233)
Increase (decrease) in other current liabilities	6,247	716
Increase (decrease) in operating lease liabilities	(253)	48
Net cash used in operating activities	(16,317)	(22,755)

Cash flows from investing activities:
Acquisition of property and equipment	—	(78)
Acquisition of intangible assets	—	(169)
Net cash used in investing activities	—	(247)

Cash flows from financing activities:
Proceeds from issuance of shareholder loans	—	57
Proceeds from issuance of term loans	—	66,453
Proceeds from issuance of warrants	—	15,715
Repayment of long-term debt	—	(48,000)
Repayment of convertible loans	(66)	—
Repayment of shareholder loans	(65)	—
Debt issuance costs	—	(2,250)
Equity issuance costs	(1,612)	—
Proceeds from issuance of share capital	11	—

See accompanying notes to the unaudited condensed consolidated financial statements.

	Six Months Ended June 30,
	2026	2025
Proceeds from issuance of Series B preferred shares	31,656	—
Net cash provided by financing activities	29,924	31,975
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,107)	3,825

Cash, cash equivalents and restricted cash:
Net change during the period	11,500	12,798
Balance, beginning of period	17,681	2,405
Cash, cash equivalents and restricted cash at end of period	29,181	15,203

Supplemental disclosure of non-cash investing and financing activity:
Conversion of 2027 Convertible Loan into Series B convertible preferred shares	16,837	—
Conversion of management convertible loans into ordinary shares	1,280	—
Bifurcation of embedded derivative liabilities from Series B convertible preferred shares at issuance	31,401	—

	June 30, 2026	June 30, 2025
Total presented in the Statements of Cash Flows	$29,181	$15,203
Of which in the Balance Sheets:
- Cash and cash equivalents	28,974	15,119
- Restricted cash	207	84
Total	$29,181	$15,203

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of vVARDIS Holding AG and Subsidiaries (in thousands of U.S. Dollars except per share amounts)
Note 1. Description of the Business
vVARDIS Holding AG and its subsidiaries (collectively, the “Company” or the “Group”) engage in research and development as well as business activities to manufacture, sell and distribute dental care products.
The Company finances itself through cash generated from operating activities, by obtaining equity financing from outside investors, funding from existing shareholders, as well as obtaining loans from third party institutions. These funds are then injected into the Group as needed.
The Company is organized under the laws of Switzerland, with its headquarters in Zug, Switzerland. The Company’s principal executive offices are located in Zug, Switzerland. The Company primarily derives its revenues from customers in the United States.
The Company has incurred recurring losses since inception and has an accumulated deficit of $256,322 as of June 30, 2026. For the six months ended June 30, 2026, the Company incurred a net loss of $27,807 and used $16,317 of cash in operating activities. The Company’s operations have been financed through a combination of equity contributions, convertible debt, and other borrowings.
On August 24, 2026, the shareholders of the Company approved and on September 15, 2026, the Company effected a five-for-three forward share split of its authorized, issued, and outstanding ordinary shares (“2026 Share Split”). The conversion rate of the Company’s convertible preferred shares and other share-based instruments, as applicable, were proportionately adjusted to factor in the 2026 Share Split. All share and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the 2026 Share Split for all periods presented.
In accordance with ASC 205-40, Presentation of Financial Statements — Going Concern, management has evaluated whether conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these unaudited condensed consolidated financial statements are issued. Based on the Company’s current cash position, expected operating cash flows, and available financing arrangements, management has concluded that substantial doubt about the Company’s ability to continue as a going concern does not exist.
Note 2. Summary of Significant Accounting Policies
Except for the updates noted below, see the Company’s audited consolidated financial statements and notes as of and for the year ended December 31, 2025, included elsewhere in this registration statement, for a detailed discussion of the Company’s significant accounting policies. Based on the Company’s current cash position, expected operating cash flows, and available financing arrangements, management has concluded that substantial doubt about the Company’s ability to continue as a going concern does not exist.
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed interim financial statements of the Company are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.
The Company consolidates entities where the Company has the ability to control.
The accompanying unaudited condensed consolidated financial statements include all adjustments that are of a normal recurring nature and necessary for the fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for the full year.
Certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, these unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2025, included elsewhere in this registration statement.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because future events and their effects cannot be determined with precision, actual results could differ materially from these estimates.
Emerging Growth Company Status
Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. While we have not historically delayed the adoption of new or revised accounting standards until such time as those standards would apply to private companies, we have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements in the future may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, accounting, consulting, and other fees related to our planned initial public offering (“IPO”) are capitalized in Other current assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be immediately expensed in the consolidated statements of operations. There were no deferred offering costs recorded as of December 31, 2025. As of June 30, 2026, there was $2,148 of deferred offering costs recorded within Other current assets on the unaudited condensed consolidated balance sheets.
Revenue Recognition
Revenue includes sales of dental care products. Revenue is recognized using a five-step model in accordance with ASC 606, Revenue from Contracts with Customers. These steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to each performance obligation; and (v) recognize revenue as the performance obligations are satisfied. The Company sells its dental care products through distributors, which are the Company’s customers under the applicable contracts under ASC 606. The Company’s contracts with customers generally include a single performance obligation to provide specified dental care products. Revenue is recognized at a point in time when control of the product is transferred to the customer, which occurs based on the contractually agreed shipping terms, either upon shipment or delivery, as applicable. Shipping and handling activities performed after control transfers to the customer are accounted for as fulfillment activities rather than separate performance obligations. Costs related to shipping and handling are classified in cost of goods sold in the Consolidated Statements of Operations.
Revenue is measured based on the consideration specified in a contract with a customer. The Company has volume-based rebate programs in place with its distributors under which, the Company calculates an average sales price for each shipment made. The rebates are determined retrospectively based on sell-through volumes achieved under the applicable program terms and are settled through credit notes that are applied against future product purchases. Rebate accruals are estimated and recognized as a reduction of revenue in the same period as the related product sales. The Company estimates these amounts for each shipment based on historical experience, current contractual terms, and forecasted sales volumes. Variable consideration is included in the transaction price only to the extent that a significant reversal of cumulative revenue recognized is not expected. The Company updates these estimates as additional information becomes available, including actual distributor sell-through data and claims activity. Rebate estimates are reassessed quarterly and adjusted when the expected amount of variable consideration changes. These estimates are sensitive to changes in distributor sell-through levels and payment timing. There were no material changes in the Company’s estimates of variable consideration during the six months ended June 30, 2026, or the year ended December 31, 2025, based on actual and expected sales activity. Based on historical returns experience and current expectations, estimated product returns were immaterial, and no provision for estimated returns was established as of June 30, 2026, or December 31, 2025. Payment terms for the majority of distributors generally range from 30 to 45 days from the invoice date. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component when the period between transfer of the product and customer payment is one year or less. The Company records accounts receivable when it has an unconditional right to consideration. Payments for slotting, listing fees, or other marketing or promotional activities, where legally permitted, are recorded as a reduction in revenue unless a distinct good or service is received in exchange. Accordingly, the amounts paid or payable to the distributors represent consideration payable to a customer and are recorded as a reduction of revenue under ASC 606. The Company records contract liabilities, including deferred revenue, when consideration is received or due before control of promised products transfers to the customer. The Company did not have material contract assets as of June 30, 2026, or December 31, 2025.
Earnings per share
Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. When participating securities are outstanding, the Company applies the two-class method. Participating securities that are entitled to participate in dividends but are not contractually required to participate in losses are not allocated losses under the two-class method.
The weighted average number of ordinary shares includes ordinary shares outstanding during the period and shares that are considered outstanding for basic earnings per share purposes under ASC 260, including certain shares issuable for little or no consideration.
Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised, converted, or settled into ordinary shares. Diluted earnings (loss) per ordinary share is computed using the treasury stock method, if-converted method, or other applicable methods prescribed by ASC 260, as appropriate for the respective instruments. Potential ordinary shares are excluded from diluted earnings per ordinary share when their effect is antidilutive. For periods in which the Company reports a net loss, potentially dilutive securities are excluded from the computation of diluted loss per ordinary share because their inclusion would be antidilutive.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, specifies a fair value hierarchy based upon the observable inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy as disclosed in Note 7:
•	Level 1—Quoted prices in active markets for identical assets and liabilities.
•
Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

Recently Adopted Accounting Standards
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual period presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. The Company adopted ASU 2023-09 as of January 1, 2026, on a prospective basis, and it did not have a material impact on the unaudited condensed consolidated financial statements. The Company will apply the new disclosure requirements with the Company’s consolidated financial statements for the fiscal year ending December 31, 2026.
Recently Issued Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The ASU requires disaggregated disclosure of certain costs and expenses in the notes of the financial statements. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The ASU should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of this standard on their disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. The update introduces targeted improvements to ASC 350-40, modernizing the guidance to better align with current software development practices. The ASU eliminates references to project stages, establishing a principles-based capitalization model: costs are capitalized when management commits funding and it’s probable the software will be completed and used (by evaluating key uncertainties around technology or requirements). The new guidance is effective for the Company for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact of this guidance on the consolidated financial statements.
Note 3. Segment Information
The Company operates in one operating segment and one reportable segment that encompasses the manufacturing, sale and distribution of dental care products. Operating performance measures are provided directly to the Company's Co-CEOs, who are considered to be the Company’s Chief Operating Decision Maker (CODM). The CODM periodically reviews consolidated net loss to make business decisions, including evaluation of business performance and allocation of resources.
The CODM does not evaluate the reportable segment using asset information and, accordingly, the Company does not report asset information by segment.
A reconciliation of significant segment expenses to net loss is below:

	Six Months Ended June 30,
	2026	2025
Net revenue	$28,558	$9,088
Cost of goods sold	(3,582)	(4,235)
Logistical expenses	(303)	(182)
Research and development expense	(7,159)	(2,002)
SG&A expenses - people costs*	(19,876)	(16,082)
SG&A expenses - non-people costs**	(8,037)	(5,617)
SG&A expenses – restructuring and other advisory costs***	(605)	—
Marketing expenses	(4,253)	(3,236)
Depreciation and amortization	(2,293)	(1,815)
Other income / (expense), net	(412)	(1,169)

	Six Months Ended June 30,
	2026	2025
Interest expense	(9,015)	(4,061)
Gain / (loss) on loans measured at fair value	408	(1,474)
Loss due to change in the fair value of derivative liabilities	(8)	—
Loss on term loan extinguishment	(1,580)	(1,245)
Income tax benefit / (expense)	350	(26)
Net loss	$(27,807)	$(32,057)

*	Related to personnel expenses such as payroll, bonus and other employee benefits
**	Related to professional fees and services and office related cost (including rent, utilities and other general administrative expenses)
***	Represents costs incurred in connection with restructuring initiatives, including legal, advisory and employee-related costs, as well as advisory costs related to other strategic activities
For net revenue by geographic region, refer to Note 4.
Note 4. Revenue
Segment data by primary geographical markets
The Company disaggregates its revenue from contracts with customers by geographic region based on the primary billing address of the customer.

	Six Months Ended June 30,
	2026	2025
Net revenues:
United States	$27,138	$7,972
Italy	533	261
United Kingdom	442	—
Switzerland	317	635
Others	128	220
Total	$28,558	$9,088

For the six months ended June 30, 2026, the Company’s largest customer accounted for 90% of total sales and for the six months ended June 30, 2025, accounted for 62% of total sales. The second largest customer accounted for 5% of total sales during the six months ended June 30, 2026 (six months ended June 30, 2025: 13%).
The following table represents accounts receivable and the related allowance for credit losses:

	June 30, 2026	December 31, 2025
Accounts receivable, gross	$7,421	$3,244
Less: Allowance for credit losses	(201)	(202)
Accounts receivable, net	$7,220	$3,042

The table below presents a roll forward of the trade receivable allowance for credit losses for the six months ended June 30, 2026, and the year ended December 31, 2025:

	June 30, 2026	December 31, 2025
Balance, beginning of the period	$202	$176
Expected credit losses	—	17
Write-offs	—	—
Foreign exchange effects	(1)	9
Balance, end of the period	$201	$202

Revenue is attributed to individual countries based on the destination to which the goods are shipped. Once shipped, the goods remain in the destination country, and there is no subsequent reallocation or transfer to other regions. Accordingly, revenue is recognized and reported based on the country of final shipment.
Deferred revenue:
Deferred revenue represents an advance payment received from a distributor for product sales expected to occur in 2026 and 2027. Revenue is recognized when control of the products transfers to the distributor.
As of June 30, 2026, and December 31, 2025, total deferred revenue amounted to $15,000, of which $15,000 is classified as current as of June 30, 2026, and $7,500 was classified as current and $7,500 as non-current as of December 31, 2025. Amounts classified as current are expected to be recognized within twelve months. Recognition of revenue related to this contract liability will commence during the third quarter of 2026. During the six months ended June 30, 2026, the Company did not recognize revenue which was previously deferred as of December 31, 2025.
Note 5. Inventories
Inventories consisted of the following as at the indicated dates:

	June 30, 2026	December 31, 2025
Raw materials and components	$6,142	$3,534
Work in process	2,875	3,176
Finished goods	2,116	2,185
Total inventories, gross	$11,133	$8,895
Less: Provision for excess & obsolescence	(422)	(279)
Total inventories, net	$10,711	$8,616

The Group uses a specific identification method to determine excess and obsolete inventory, comparing current quantities on-hand to forecasted consumption levels. The Group records the provision for excess & obsolete inventory within cost of goods sold on the consolidated statement of operations. The Company uses the standard cost method to value inventory.
Note 6. Intangible Assets

	As of June 30, 2026
	Weighted Average Remaining Lives	Cost	Accumulated Amortization	Net
Finite-lived Intangible Assets:
Trademark	6 yrs	$8,198	$(4,601)	$3,597
Patents	7 yrs	53,200	(29,534)	23,666
Software	4 yrs	2,223	(411)	1,813
Total intangible assets		$63,621	$(34,546)	$29,076

	As of December 31, 2025
	Weighted Average Remaining Lives	Cost	Accumulated Amortization	Net
Finite-lived Intangible Assets:
Trademark	7 yrs	$8,363	$(4,275)	$4,088
Patents	8 yrs	54,270	(28,602)	25,668
Software	5 yrs	2,268	(201)	2,067
Total intangible assets		$64,901	$(33,078)	$31,823

Goodwill
The Group performed an annual test for goodwill impairment as of December 31, 2025, and had determined that goodwill was not impaired. No circumstances arose after December 31, 2025, that indicated impairment existed at June 30, 2026. The Company has monitored events and conditions since December 31, 2025, and has determined that no triggering event has occurred that would require goodwill to be tested for impairment. Goodwill is allocated to the Company’s single reporting unit, which is both its sole operating segment and only reportable segment. The carrying amount of the Company’s goodwill is $13,123 and $13,387 at June 30, 2026, and at December 31, 2025, respectively. The increase in the carrying amount of goodwill of $264 during the six months ended June 30, 2026, was attributable solely to foreign currency translation adjustments.
Note 7. Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Group’s financial instruments. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	Level	June 30, 2026	December 31, 2025
Financial Assets:
Cash and cash equivalents	1	28,974	17,470
Restricted cash	2	207	211
Accounts receivable	2	7,220	3,042
Other current assets	2	3,437	1,703
Receivable – due from related parties	2	61	—
Financial liabilities:
Accounts payable	2	6,876	6,857
Loans, current	2	17,204	—
Loans, non-current	2	67,003	85,974
Loans, current - due to related party	2	—	1,390
Convertible Loans, non-current	3	—	17,236
Derivative liabilities, non-current	3	31,409	—
Other current liabilities and accrued expenses (Note 9)	2	21,594	11,004

The carrying amounts shown in the table are included in the unaudited condensed consolidated balance sheets under the indicated captions.
The fair values of the financial instruments shown in the above table as of June 30, 2026, and December 31, 2025 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Group’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Group based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
The carrying amounts of the financial assets and liabilities mentioned in the table above except for long-term debt and derivative liabilities, non-current, approximate fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt is determined by discounting future contractual cash flows using term-specific and risk-adjusted market interest rates derived from quoted market prices for similar instruments and other observable market data. The fair value of the outstanding long-term debt that is carried at amortized costs and measured using Level 2 inputs, excludes, as of June 30, 2026 and December 31, 2025, the impact of debt issuance costs, which are recorded as a direct deduction from the carrying amount of the related debt in the unaudited condensed consolidated balance sheets. The 2027 Convertible Loan was classified as level 3 for the year ended December 31, 2025, because its valuation relies on unobservable inputs. The change in fair value is recorded in “gain / (loss) on loans measured at fair value” in the unaudited condensed consolidated statements of operations. The fair value of this convertible loan was determined using a valuation model incorporating discounted cash flows and probability-weighted scenarios of potential equity conversion. The 2027 Convertible Loan was converted into Series B Preferred Shares during April 2026 and there is no outstanding amount as of June 30, 2026 (Refer to Note 12).
The derivative liabilities associated with the Class B Preferred Shares is classified within Level 3 of the fair value hierarchy because its valuation is based on significant unobservable inputs. The fair value is estimated using a Monte Carlo simulation within an option-pricing framework and a with-and-without methodology. Under this approach, the fair value of the derivative liability is determined as the difference between the value of the Class B Preferred Shares with and without the bifurcated embedded derivative features, including the conversion, redemption, and exit-related features identified in the bifurcation analysis. The valuation incorporates two probability-weighted scenarios: a high-probability near-term IPO exit and a low-probability default outcome based on the Company's expected exit strategy, as of the valuation date. Key assumptions include the expected timing of an IPO-related exit event, equity value, contractual conversion and payoff terms, volatility, risk-free rates, discount for lack of marketability and other market participant assumptions.
The derivative liability is presented as a separate non-current liability in the unaudited condensed consolidated balance sheets. Changes in the fair value of the derivative liability are recognized in the unaudited condensed consolidated statements of operations. Refer to Note 12 for further information on the Class B Preferred Shares.
The following assumptions were used within the Monte Carlo option-pricing model to determine the fair value of the derivative liabilities associated with the Class B Preferred Shares:

Valuation Assumptions	April 22, 2026 (issuance)	June 30, 2026
Expected volatility	46%	42%
Risk-free interest rate	0.02%	-0.01%
Dividend yield	0%	0%
Expected term (in years)	0.7	0.8

These assumptions and estimates were determined as follows:
Expected volatility - As there was no public market for the Company's shares, the expected volatility was determined based on observed equity volatility and implied volatility for guideline public companies in the dental and medical device industries over a period commensurate with the expected term. To account for differences in capital structure between the Company and the guideline public companies, the observed equity volatilities were first unlevered to derive asset volatility and then relevered based on the Company's specific financial leverage using the Merton model.
Risk-free interest rate - The risk-free interest rate is based on the Swiss CHF Overnight Index Swap (OIS) curve with a maturity commensurate with the expected term, sourced from Bloomberg.
Dividend yield - The expected dividend yield is assumed to be zero, as the Company has never declared or paid dividends on its shares and has no current plans to do so.
Expected liquidity term - The expected term represents the Company's estimate of the period to a near-term IPO-related exit event as of the valuation date.

The following table represents the change in the fair value of the derivative liabilities for the six months ended June 30, 2026, and December 31, 2025, presented as “Derivative liabilities, current” in the unaudited condensed consolidated balance sheets:

Derivative liabilities	June 30, 2026	December 31, 2025
Balance, beginning of the period	$—	$—
Additions to derivative liabilities	31,401	—
Loss due to change in the fair value of derivative liabilities	8	—
Balance, end of the period	$31,409	$—

Note 8. Loans
The following table summarizes the carrying value of current and non-current loans as of June 30, 2026, and as of December 31, 2025, respectively:

	Yield	Maturities	June 30, 2026	December 31, 2025
2026 Convertible Loan 6% - due to related party	6%	Dec – 2026	$—	$320
2026 Convertible Loan 4% - due to related party	4%	Dec – 2026	—	1,009
2027 Convertible Loan	7%	Jun – 2027	—	17,236
Shareholder Loan – due to related party	8%		—	61
2026 Term Loan Tranche I*	8%	Jun – 2027	11,568	11,135
2026 Term Loan Tranche II*	8%	Jun – 2027	5,636	5,419
2030 Term Loan Tranche I	12%	Feb – 2030	37,485	36,300
2030 Term Loan Tranche II	17%	Feb – 2030	55,125	52,179
Less: unamortized discounts and issuance costs			(25,607)	(19,059)
Total loans			$84,207	$104,600
Less: current maturities			(17,204)	(1,390)
Total loans, non-current			$67,003	$103,210

*
As of December 31, 2025, 2026 Term Loan Tranche I and 2026 Term Loan Tranche II had contractual maturities of August 2026 and December 2026, respectively. However, in January 2026, both maturity dates were extended to June 2027, with no other material modifications to the terms of the agreements. Accordingly, as of December 31, 2025, the Company classified these obligations as non-current based on its intent and ability to refinance the debt on a long-term basis, as evidenced by the post-balance-sheet-date maturity extension. As of June 30, 2026, these obligations are classified as current because the extended June 2027 maturity date falls within twelve months of the balance sheet date.

Convertible Loans
In April 2024, the Group entered into another convertible loan agreement of $554. This loan has an annual interest rate of 4% and maturity date of December 2026 (maturity date has been extended by one during the financial year 2025). In June 2024, the loan was increased by an additional $276 through an incremental advance from the same lender under the existing convertible loan agreement (together, the “2026 Convertible Loan 4% - due to related party”).
In November 2024, the Group entered into a convertible loan agreement of $277, with a 6.00% interest rate per annum and a maturity date of December 2026, which can be repaid upon request within a 30-day notice period (“2026 Convertible Loan 6% - due to related party”). Interest payments are due quarterly.
The 2026 Convertible Loan 6% - due to related party and the 2026 Convertible Loan 4% - due to related party were converted to equity and repaid during the share capital increase in April 2026. Accordingly, as of June 30, 2026, there were no outstanding balances under either the 2026 Convertible Loan 6% - due to related party or the 2026 Convertible Loan 4% - due to related party. As of December 31, 2025, accrued interest and unamortized financing costs related to these loans totaled $38. Refer to Note 12 for further information.

Shareholder Loan - due to related party
During 2024, the main shareholders of the Company granted various loans to the Company with a nominal interest rate of 8%, consistent with overall market rates. As part of the repayment of the 2029 PIK Loan during the fiscal year 2025, the main shareholders acquired the Company’s existing obligation under the loan from the lender, amounting to $48,000, using funds provided by the Company under a shareholder loan, creating a mutual obligation between the parties. These reciprocal debts were then offset against each other, resulting in the 2029 PIK Loan being fully extinguished. The above represented a non-cash transaction as funds were transferred directly from the 2030 Term Loan Tranche II lender to the 2029 PIK Loan lender. As of December 31, 2025, the loan balance amounted to $61.
During the six months ended June 30, 2026, the Company made payments on behalf of the shareholders. These payments were applied against the outstanding shareholder loan balance, resulting in no amounts being payable under the shareholder loan arrangement as of June 30, 2026. The excess of such payments over the outstanding shareholder loan balance resulted in a receivable from the shareholders of $61, which is presented in current assets. As of June 30, 2026, there were no outstanding balances under these shareholder loans.
2026 Term Loan Tranche I and II
In August 2024 the Group entered into a loan agreement for $10,000 with 8% annual interest rate and maturity date of August 2026 (“2026 Term Loan Tranche I”). In December 2024 the Group entered into another loan agreement for $5,000 with 8% annual interest rate and maturity date of December 2026 (“2026 Term Loan Tranche II”). In January 2026, both of these agreements were extended to June 30, 2027, and were reclassified from non-current to current as of June 30, 2026. Total accumulated interest as of June 30, 2026, for these loans was $1,568 and $636, respectively ($1,135 and $419 as of December 31, 2025).
2030 Term Loan Tranche I and II
In February 2025, the Group entered into a credit agreement with an investor for $35,000 (“2030 Term Loan Tranche I”). The 2030 Term Loan Tranche I has a maturity date of February 2030 and an interest rate of 7.5% plus the greater of the reference rate being one-month term Secured Overnight Financing Rate (“SOFR”) or 3.5%. Further, the investor received warrants for 727,990 ordinary shares with a $0.006 strike price for 1.75% of the fully diluted capitalization of the Company at the closing date.
In June 2025, the Group and the investor amended the credit agreement (“2030 Term Loan Tranche II”), increasing the amount by $50,000 to $85,000. The additional $50,000 has an interest rate of 12.5% plus the greater of the reference rate being one-month term SOFR or 3.5%. The maturity date is the same as 2030 Term Loan Tranche I. Further, the investor received additional warrants for 1,090,938 ordinary shares with a $0.006 strike price for 2.5% of the fully diluted (as defined) capitalization of the Company at closing date. A portion of the funds were then immediately used to settle the 2029 PIK Loan, which amounted to $48,584 (including accrued interest) as of June 30, 2025.
The Group evaluated the amendment in accordance with U.S. GAAP and concluded that the amended debt was substantially different from the original debt. Accordingly, the transaction was accounted for as an extinguishment of the original debt and the issuance of new debt. As a result of the extinguishment accounting, the Group recognized a loss on extinguishment of debt of $1,245 during the six months ended June 30, 2025, representing the write-off of the then-remaining unamortized third-party debt issuance costs as well as fees paid to the lender related to the debt extinguishment.
The Group’s 2030 Term Loan Tranche I and 2030 Term Loan Tranche II (collectively, the “2030 Term Loan Tranches”) contain financial covenants, including a minimum liquidity requirement, as well as customary affirmative and negative covenants. These covenants, subject to agreed-upon exceptions and certain revenue thresholds, restrict, among other things, the Group’s ability to incur additional indebtedness, grant liens, engage in mergers, asset sales, investments, or transactions with affiliates, and make restricted payments.
As of June 30, 2026, the Company was not in compliance with certain credit-related covenants under the 2030 Term Loan agreement in connection with the liquidation of two subsidiaries. In September 2026, the

Company obtained a waiver from the lender, whereby as of June 30, 2026, the lender waived the resulting event of default and its right to accelerate or demand repayment of the loans as a consequence of such noncompliance for a period extending until March 14, 2027. As a result of the waiver, the related debt continues to be classified as non-current. Refer to Note 17.
In January 2026, the 2030 Term Loan Tranches were amended, whereby the revenue conditions that the Company was required to achieve in fiscal year 2025 were waived and a new revenue condition as of March 31, 2027, was established. As part of this amendment, new warrants were issued to the lender (refer to Note 12). The Group evaluated the amendment in accordance with U.S. GAAP and concluded that the amended debt was substantially different from the original debt. Accordingly, the transaction was accounted for as an extinguishment of the original debt and the issuance of new debt. As a result of the extinguishment accounting, the Group recognized a loss on extinguishment of debt of $1,580 during the six months ended June 30, 2026, representing the write-off of the then-remaining unamortized third-party debt issuance costs as well as fees paid to the lender related to the debt extinguishment.
The same amendment further required the Company to obtain at least $5,000 of cash proceeds from the issuance and sale of ordinary shares by February 27, 2026. The Company did not satisfy this requirement by the specified date and incurred a waiver fee equal to 1% of the outstanding aggregate principal amount of loans, amounting to $898.
In April 2026, the Company entered into the Fourth Amendment, pursuant to which the lender waived the covenant violation. Pursuant to the terms of the Fourth Amendment, the 1% fee was paid-in-kind and capitalized onto the outstanding aggregate principal amount of the loans. The Group evaluated the Fourth Amendment under ASC 470-50 and concluded that the change in present value of cash flows did not exceed 10%; accordingly, the Fourth Amendment was accounted for as a debt modification. In accordance with ASC 470-50-40-17, the fee paid to the lender was recognized as an adjustment to the carrying amount of the 2030 Term Loan Tranches, and a new effective interest rate was determined based on the adjusted carrying amount and the remaining contractual cash flows as of the modification date. The effective interest rate on outstanding borrowings under the 2030 Term Loan Tranche I and 2030 Term Loan Tranche II was 24.6% and 31.8%, respectively, as of June 30, 2026.
2027 Convertible Loan
In June 2024, the Group issued a $15,000 principal amount unsecured convertible promissory note due June 2027 (“2027 Convertible Loan”) in a private placement pursuant to, and governed by, a convertible promissory note purchase agreement. Further, the lender received warrants to purchase 1,562,081 ordinary shares of the Company. The 2027 Convertible Loan accrued interest at 6% per annum. In February 2025, the terms of the 2027 Convertible Loan were modified to increase the interest rate from 6% to 7% per annum, and accrued interest was capitalized to the unpaid principal balance as the Group elected not to settle interest in cash. The modification did not result in the settlement or replacement of the existing instrument.
Upon issuance, the Group made an irrevocable accounting policy election to account for the 2027 Convertible Loan as a single hybrid instrument under the Fair Value Option (“FVO”). Under the FVO, the 2027 Convertible Loan was initially recognized as a liability measured at issue-date estimated fair value and will subsequently be re-measured at estimated fair value on a recurring basis at each reporting date prior to conversion with the change in fair value recognized in loss on loans measured at fair value in the unaudited condensed consolidated statements of operations. The Company elected the fair value option because the 2027 Convertible Loan contained embedded derivatives that otherwise would have been required to be bifurcated and accounted for separately.
The 2027 Convertible Loan’s fair value was $17,236 as of December 31, 2025. During the six months ended June 30, 2026, the 2027 Convertible Loan was converted into 598,570 Series B convertible preferred shares as part of the April 2026 share capital increase. Additionally, the 1,562,081 warrants issued in connection with the 2027 Convertible Loan were converted into 1,562,081 ordinary shares. Accordingly, no liability remained outstanding as of June 30, 2026, under the 2027 Convertible Loan. Refer to Note 12.

Future Maturities of Non-Current Debt
Aggregate annual future maturities of non-current debt, excluding unamortized debt discounts, issuance costs and fair value adjustments, at June 30, 2026, were as follows:

2027	—
2028	—
2029	—
2030	92,610
Thereafter	—
Total	$92,610

Note 9. Other Current Liabilities and Accrued Operating Expenses

	June 30, 2026	December 31, 2025
Accrued compensation and benefits
Accrued bonus expense	$1,951	$3,018
Accrued other personnel expenses	2,130	1,131
Total accrued compensation and benefits	$4,081	$4,149
Accrued operating expenses
Accrued consulting and other services	$8,288	$2,455
Accrued marketing expenses	477	514
Customer credit balance	135	1,513
Total accrued operating expenses	$8,900	$4,482
Other current liabilities
Accrued rebate	$5,359	$1,358
Accrued inventory purchases	2,905	1,015
Other current liabilities	349	—
Total Other current liabilities	$8,613	$2,373

Note 10. Income Taxes
For interim tax reporting, the Company calculates its income tax provision using an estimated annual effective tax rate based on facts and circumstances known at each interim reporting date, applied to year-to-date ordinary income. Entities for which no tax benefit can be recognized due to a valuation allowance are excluded from the annual effective tax rate and assessed separately. The Company continues to maintain full valuation allowances on net deferred tax assets where realization is not considered more likely than not.
For the six months ended June 30, 2026, the Company recorded income tax benefit of $350 on loss from continuing operations before income taxes. This compares to income tax expense of $26 on loss from continuing operations before income taxes in the six months ended June 30, 2025. The effective tax rates for the six months ended June 30, 2026 and 2025 were 1.24% and (0.08)%, respectively, which differ from the Swiss statutory tax rate because the Company continues to maintain full valuation allowances against deferred tax assets in certain jurisdictions. The effective tax rates are also affected by differences in tax rates across the jurisdictions in which the Company operates.

Note 11. Earnings per Share
The following table presents the calculation of basic and diluted loss per share for periods below (in thousands, except share and per share amounts):

	Six Months Ended June 30,
	2026	2025
Net loss	$(27,807)	$(32,057)
Weighted average of ordinary shares used for basic and diluted loss per share computation[1]	39,948,137	34,619,819
Loss per share
Basic and diluted	$(0.70)	$(0.93)

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
For the periods presented, the weighted-average number of ordinary shares included ordinary shares outstanding during the reporting period, including ordinary shares issued under the Company's equity long-term incentive plans, weighted for the portion of the period outstanding. In addition, the weighted-average number of ordinary shares included (i) outstanding warrants issued in connection with the Company's debt financing (as disclosed in Note 12) that were exercisable for little or no consideration and therefore considered outstanding ordinary shares for purposes of computing basic loss per ordinary share and (ii) vested RSUs.
The following table presents the potentially dilutive shares that were excluded from the computation of diluted loss per share because their effect was anti-dilutive:

	Six Months Ended June 30,
	2026	2025
Redeemable Series A convertible preferred shares[1]	6,856,795	6,856,795
Redeemable Series B convertible preferred shares[1]	1,728,390	—
Share options[1]	192,065	915,277
Share-based awards[1]	268,868	1,436,062
Total potential dilutive securities not included in loss per share	9,046,118	9,208,133

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
The Redeemable Series B Convertible Preferred Shares are participating securities but are not contractually obligated to participate in losses. Accordingly, earnings are allocated to the Series B Convertible Preferred Shares under the two-class method when applicable, while losses are not allocated to such shares. The Redeemable Series A Convertible Preferred Shares are not participating securities.
For purposes of diluted loss per ordinary share, the Redeemable Series B Convertible Preferred Shares are evaluated using the more dilutive of the two-class method or the if-converted method, while the Redeemable Series A Convertible Preferred Shares are evaluated using the if-converted method. Share options and share-based awards are evaluated using the treasury stock method. Because the effect of all potentially dilutive securities was antidilutive for each of the periods presented, such securities were excluded from the computation of diluted loss per ordinary share and basic and diluted loss per ordinary share were the same.
Note 12. Mezzanine Equity and Shareholder’s Equity
Share Capital
Ordinary shares and preferred shares rank equally in terms of voting rights. Each share has one vote and there are no preferences in terms of voting rights attached to ordinary shares or preferred shares.

Mezzanine Equity - Redeemable Convertible Preferred Shares
Mezzanine equity consists of the Company's redeemable convertible preferred shares. As of June 30, 2026, and December 31, 2025, the Company had two and one classes of redeemable convertible preferred shares, respectively.
As of June 30, 2026, the Company's redeemable convertible preferred shares consisted of the following (in thousands, except per share amounts):

	Shares Authorized[1]	Shares Issued and Outstanding[1]		Issuance Price Per Share[1]	Carrying Value		Aggregate Liquidation Preference
As of June 30, 2026
Series A Convertible Preferred Shares	6,856,795	6,856,795	CHF	6.00	$44,472	CHF	64,204
Series B Convertible Preferred Shares	1,728,390	1,728,390		22.04	14,425		114,271
Total	8,585,185	8,585,185			$58,897		178,475

[1]	Amounts have been retrospectively adjusted to account for the share split that was approved on August 24, 2026, and effective September 15, 2026.
Series A Convertible Preferred Shares
The Company has authorized 6,856,795 Series A convertible preferred shares, with a par value of CHF 0.006, all of which are issued and outstanding as of both June 30, 2026, and December 31, 2025. The Company initially recognized the Series A convertible preferred shares at fair value at the issuance date, net of issuance costs.
The preferred shares have preferential rights with respect to dividend payments and liquidation proceeds versus ordinary shares. If the general meeting of the shareholders resolves to declare a dividend in cash, in kind or otherwise, such dividend is allocated in the first priority to the holders of Series B convertible preferred shares (if outstanding), in second priority to the holders of Series A convertible preferred shares pro rata to their respective holdings up to the Class A Preference Amount (aggregate subscription amount for each shareholder multiplied by a factor of 2.0x) as of June 30, 2026 and December 31, 2025. In the third priority, and to the extent the preference amount has been fully paid, dividends are paid to holders of ordinary shares pro rata to their holdings in their class of ordinary shares. The Company did not declare a dividend during the six months ended June 30, 2026, and 2025.
Upon a liquidation event, including a sale or other change-of-control transaction, holders of Series A convertible preferred shares are entitled to receive the Class A Preference Amount (2.0x the aggregate subscription amount) prior to any distribution to ordinary shareholders. The Series A convertible preferred shares rank junior to the Series B convertible preferred shares in the liquidation waterfall. Each holder of Series A convertible preferred shares has the right, at any time, to request the voluntary conversion of all or a portion of its Series A convertible preferred shares into ordinary shares at a 1:1 conversion ratio by providing written notice to the Company and the other shareholders. Upon such notice, the preferential rights attaching to the converted Series A preferred shares terminate automatically, and the holder is thereafter treated as a holder of ordinary shares with respect to those converted shares.
In addition, all Series A preferred shares are subject to mandatory conversion immediately prior to the consummation of an initial public offering or a SPAC transaction, at a 1:1 conversion ratio into ordinary shares, upon written notice given by the main investors acting jointly or, in the case of an IPO or SPAC transaction that qualifies as a qualified exit event, by any director. If no IPO or SPAC transaction closes within 30 calendar days following the conversion, each holder of Series A preferred shares has the right to require the share structure and preference rights to be re-established as they existed prior to the conversion.

While the shares are not mandatorily redeemable and do not contain a fixed redemption date or holder put right, they are contingently redeemable upon the occurrence of a deemed liquidation event, including a sale or change-of-control, which is not solely within the Company’s control. Accordingly, the Series A convertible preferred shares are classified as mezzanine equity.
As of June 30, 2026, and December 31, 2025, the shares were not redeemable, and such events are not considered probable; therefore, no adjustment to the redemption amount has been recorded. If the shares become redeemable or redemption becomes probable, the Company will accrete change in the redemption amount over time from the date that it becomes probable that the instrument will become redeemable to the earliest redemption date of the instrument date using the effective yield method.
Series B Convertible Preferred Shares
The Company has authorized 1,728,390 Series B convertible preferred shares, with a par value of CHF 0.006, all of which were issued and outstanding as of June 30, 2026 (none as of December 31, 2025).
In April 2026, the Company completed a Series B financing pursuant to which a global investment firm invested CHF 24,900 and received 1,129,816 newly issued Series B convertible preferred shares. Additionally, 598,570 Series B convertible preferred shares were issued to an existing lender upon conversion of the 2027 Convertible Loan (principal of $15,000 and accrued interest of $1,837) (refer to Note 8). The Company initially recognized the Series B convertible preferred shares at fair value on the issuance date, net of issuance costs.
The Series B convertible preferred shares rank senior to the Series A convertible preferred shares and ordinary shares with respect to dividend distributions and distributions upon liquidation. If the general meeting of shareholders declares a dividend in cash, in kind or otherwise, holders of Series B convertible preferred shares are entitled to receive, in priority to all other classes of shares, the Class B Preference Amount. The Class B Preference Amount is equal to the higher of (i) three times the original subscription amount per Series B convertible preferred share, less the amount of any distributions already received by the holder (the “MOIC Target”, representing a minimum multiple on invested capital of 3.0x), or (ii) the amount that would have been payable to the holder had all preferred shares been converted into ordinary shares immediately prior to the relevant distribution, less any amounts attributable to prior distributions on an as-converted basis. After payment of the Class B Preference Amount in full, dividends are distributed to holders of Series A convertible preferred shares up to the applicable Series A Preference Amount, with any remaining distributions made to holders of ordinary shares on a pro rata basis. The dividend preference terminates automatically upon completion of an IPO or SPAC transaction. No dividends were declared during the six months ended June 30, 2026.
Upon a liquidation event, including a sale or other change-of-control transaction, holders of Series B convertible preferred shares are entitled to receive the applicable Class B Preference Amount prior to any distribution to holders of Series A convertible preferred shares or ordinary shares. Following satisfaction of the Series B liquidation preference, holders of Series A convertible preferred shares are entitled to receive the applicable Series A liquidation preference before any remaining proceeds are distributed to holders of ordinary shares. Both the dividend preference and the liquidation preference terminate automatically upon completion of an IPO or SPAC transaction.
Each Series B convertible preferred share is convertible into one ordinary share at the option of the holder. The Series B convertible preferred shares are also subject to mandatory conversion immediately prior to the consummation of a qualified initial public offering or SPAC transaction. Although the initial conversion ratio is 1:1, the conversion terms may be adjusted in certain circumstances, including in connection with an IPO or SPAC transaction, to ensure that the resulting ordinary shares are, in aggregate, at least equal in value to the Class B Min Crystalized Value (defined as the MOIC Target less any proceeds already received). To the extent the value of the ordinary shares issuable upon the 1:1 conversion is insufficient to satisfy the Class B Min Crystalized Value, the conversion ratio is adjusted upward without cap, or alternatively, the Company may settle the shortfall in cash. The Series B convertible preferred shares are not mandatorily redeemable and do not contain a fixed redemption date. However, to the extent the investor continues to hold Series B convertible preferred shares and no exit event has previously occurred, the investor has the following exit rights: (i) by the 4th anniversary of the investment date, the investor may require the Company and its majority shareholders to actively engage in facilitating an exit for the investor, including by assisting in identifying a prospective purchaser for the investor's Series B convertible preferred shares, subject to the investor realizing at least the MOIC Target (or, in the case of an IPO, the Class B Min Crystalized Value); (ii) by the 5th anniversary, the investor may require the Company to incur third-party debt financing and use the proceeds to redeem or repurchase all of the Series B convertible preferred shares then held by investor at the higher of the MOIC Target (3.0x) or the fair market value of such shares (or otherwise facilitate the provision of such proceeds in any other legally feasible manner); and (iii) by the 6th anniversary, the investor may require the Company to explore, initiate and pursue in good faith a process to effect an exit, subject to a minimum net equity valuation of USD 625,000,000, and appoint a reputable investment bank to advise on, manage and facilitate such exit process.
Because the Series B convertible preferred shares are contingently redeemable upon the occurrence events, that are not solely within the Company's control including a sale or change-of-control, the investor's debt-financed repurchase right, and certain other exit mechanisms, the host component of Series B convertible preferred shares are classified as mezzanine equity. As of June 30, 2026, the outstanding shares of Series B convertible preferred shares were not redeemable and the Company determined that it is not probable that these shares will become redeemable. Accordingly, no adjustment to the maximum redemption amount has been recorded. If the Series B convertible preferred shares become currently redeemable or redemption becomes probable, the Company will subsequently measure the shares at the greater of (i) their carrying amount or (ii) maximum redemption amount at each reporting date.
The Company assessed the above features to determine whether any features are required to be bifurcated and separately accounted for as an embedded feature. The Company concluded that, the conversion features, inclusive of all settlement outcomes where the pay-off is indexed to the if-converted value, and the redemption and exit-related features, inclusive of all settlement outcomes where the pay-off is indexed to a fixed monetary value, meet the requirements to be separately accounted for as a bifurcated derivative. As a result, the Company bifurcated the Series B convertible preferred shares between (i) the host contract, which is accounted for within mezzanine equity as described above, and (ii) the bifurcated derivative liability related to the embedded conversion, redemption, and exit-related features. The proceeds from issuance were first allocated to the fair value of the bifurcated derivative, with the residual being allocated to the host contract. The bifurcated derivative is remeasured to fair value at each reporting period, with changes in fair value recorded in the unaudited condensed consolidated statements of operations. As of June 30, 2026, the Company remeasured the derivative liability for Series B convertible preferred shares fair value of $31,409. The derivative liability was initially recognized at fair value of $31,401 on April 22, 2026, with the residual amount allocated to the host contract in mezzanine equity. During the six months ended June 30, 2026, the Company recognized a loss of $8 related to changes in the fair value of the derivative liability in the unaudited condensed consolidated statements of operations. The derivative liability is presented as a non-current liability in the unaudited condensed consolidated balance sheets.
Shareholders' Equity
Ordinary Shares
The Company has 72,046,318 authorized ordinary shares, with a par value of CHF 0.006, as of June 30, 2026, and as of December 31, 2025, of which 34,186,620 and 31,822,153 shares are issued and outstanding as of June 30, 2026, and December 31, 2025, respectively. The Company issued 635,277 and 90,833 ordinary shares during the six months ended June 30, 2026, and during the year ended December 31, 2025, as part of the equity long-term incentive plans.
Further, the 2026 Convertible Loan 4% - due to related party and 2026 Convertible Loan 6% - due to related party (together, “the Management Convertible Loans”) were partially converted into ordinary shares. Specifically, a total balance of $1,025 of the 2026 Convertible Loan 4% and a total balance of $255 of the 2026 Convertible Loan 6% was converted into 133,773 and 33,333 ordinary shares, respectively, both at an issue price of CHF 6.01. The remaining outstanding debt balances were repaid to the lenders in cash. The conversion of the Management Convertible Loans into ordinary shares was accounted for as an extinguishment of debt. Because these instruments were carried at amortized cost and converted at book value, no gain or loss was recognized upon conversion. Refer to Note 8.

Further, as part of the amendment of the 2030 Term Loan Tranches, the 1,562,081 warrants issued in connection with the 2027 Convertible Loan were converted into 1,562,081 ordinary shares with a nominal value of CHF 0.006 each at an exercise price of CHF 0.006 per ordinary share. Refer to the section “Warrants” below.
Warrants
On June 20, 2024, in connection with entering into the 2027 Convertible Loan for gross proceeds of $15,000, the lender received warrants to purchase 1,562,081 ordinary shares of the Company. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
The 1,562,081 warrants issued were converted into 1,562,081 ordinary shares with a nominal value of CHF 0.006 each at an exercise price of CHF 0.006 per ordinary share. A subscription agreement was entered into between the lender and the Company in April 2026, stipulating the above terms and amending certain terms of the initial agreement. Upon exercise, the carrying amount of the warrants previously recognized in additional paid-in capital was reclassified to share capital and additional paid-in capital, together with the cash proceeds received from the exercise. No gain or loss was recognized upon the exercise of the warrants. Refer to Note 8 for further details.
On February 6, 2025, in connection with entering into the 2030 Term Loan Tranche I for gross proceeds of $35,000, the lender received warrants to purchase 727,990 ordinary shares representing 1.75% of the Company’s fully diluted capitalization (as defined in the agreement) at the transaction date. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
On June 30, 2025, the Group amended the credit agreement to enter into the 2030 Term Loan Tranche II, increasing the loan balance by an additional $50,000. As part of this amendment, the lender received additional warrants to purchase 1,090,938 ordinary shares representing 2.5% of the Company’s fully diluted capitalization at the transaction date. The warrants have an exercise price of $0.006 per share, are exercisable immediately, and remain outstanding until exercised in full.
On January 9, 2026, the Group further amended the credit agreement (refer to Note 8). As part of this amendment, the lender received additional warrants for 671,528 ordinary shares with a CHF 0.006 strike price for 1.5% of the fully diluted capitalization of the Company at the closing date. The warrants have a ten-year term, expiring on January 9, 2036. The warrants are subject to customary anti-dilution adjustments upon reorganizations, stock splits, and similar events, and contain provisions for an increase in warrant shares upon certain future dilutive financing transactions.
The Company evaluated the warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The Company concluded that the warrants are indexed to its own ordinary shares and meet the criteria for equity classification because they require physical settlement and the Company has sufficient authorized and unissued shares available to settle the warrants. Given the nominal exercise price, the fair value of the warrants approximates the fair value of the underlying ordinary shares. The fair value of the warrants was determined to be $14.71 per share, based on an independent third-party valuation performed as of December 31, 2025, using a market approach. Management determined that the December 31, 2025, valuation date was appropriate for the January 9, 2026, issuance date, as no material events occurred between the valuation date and the issuance date that would have significantly affected the Company's share price or the fair value of the warrants. Accordingly, the warrants were recorded within additional paid-in capital in the unaudited condensed consolidated balance sheets. The warrants were considered outstanding ordinary shares and included in the computation of basic EPS (see Note 11).
Dividends
Pursuant to Swiss corporate law, the payment of dividends is limited to certain amounts of unappropriated retained earnings and is subject to shareholder approval. No dividends have been distributed to the shareholders so far.

Note 13. Pension Plans
The Group only has one pension plan in Switzerland which qualifies as a defined benefit plan. The Company’s practice is to fund amounts sufficient to meet the requirements set forth in the applicable pension plan regulations.
Net periodic benefit costs recognized include the following components:

	Six Months Ended June 30,
	2026	2025
Interest cost	$86	$45
Service cost	616	473
Expected return on plan assets	(156)	(87)
Gain recognized in net periodic pension cost	(3)	(3)
Total Net periodic benefit costs	$543	$428

Note 14. Share-Based Compensation
On March 28, 2024, the Group approved the 2024 Equity Long-Term Incentive Plan (the “2024 Plan”). During 2025, the 2025 Equity Long-Term Incentive Plan (the “2025 Plan) was approved. The 2024 Plan and 2025 Plan provide for the granting of equity awards including share options and restricted share units (“RSU”) as a form of share-based compensation to employees and nonemployee directors for their services as directors. Under the 2024 Plan and 2025 Plan, the RSUs and share options vest over three years on a quarterly basis with settlement into Class A ordinary shares occurring on the third anniversary of the grant, and are subject to continued service and potential acceleration upon a qualifying liquidity event, including an initial public offering. The total number of shares authorized by the Board to be issued under the 2024 Plan and 2025 Plan was 5.8 million shares as of June 30, 2026, and 2025.
The Group also grants share options and RSUs to consultants from time to time in exchange for services performed for the Company. In general, these awards vest over the contractual period of the consulting arrangement. The fair value of share options held by consultants is recorded as operating expenses over the vesting term of the respective equity awards.
The following table summarizes the total compensation costs charged against income for the Equity Long Term Incentive plans in the Consolidated Statement of Operations:

	Six Months Ended June 30,
	2026	2025
Research and development expense	$204	$198
Selling, general and administrative expense	3,803	6,160
Total Share-based compensation expense	$4,007	$6,358

Further, the income tax benefit related to share-based compensation expense amounted to $477 and $757 as of June 30, 2026, and June 30, 2025, respectively.
Note 15. Commitments and Contingencies
Legal Proceedings
The Company may be subject, from time to time, to certain legal proceedings and claims arising in the ordinary course of business, which cover product liability, contracts, patent and trademark matters, labour and employment matters and tax. The Company recognizes a liability for any contingency that is probable of occurrence and reasonably estimable. The Company continually assesses the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses. However, the outcomes of legal proceedings and claims brought against the Company are subject to uncertainty and future developments could cause these actions or claims, individually or in the aggregate, to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows of a particular reporting period. No material matters occurred during the six months ended June 30, 2026, and during the year ended December 31, 2025.

Note 16. Related Party Transactions
Transactions with related parties consisted of the following:
Receivable – due from related parties
As part of the repayment of the 2029 PIK Loan during the fiscal year 2025, the main shareholders acquired the Company’s existing obligation under the loan from the lender, amounting to $48,000, using funds provided by the Company under a shareholder loan, creating a mutual obligation between the parties. These reciprocal debts were then offset against each other, resulting in the 2029 PIK Loan being fully extinguished. The above represented a non-cash transaction as funds were transferred directly from the 2030 Term Loan Tranche II lender to the 2029 PIK Loan lender.
During the six months ended June 30, 2026, the Company made a payment on behalf of the shareholders. This payment was applied against the balance of $61 which was outstanding as of December 31, 2025. Accordingly, as of June 30, 2026, there were no amounts payable under the shareholder loan. The excess of such payments over the outstanding shareholder loan balance resulted in a related-party receivable of $61, which is included within current assets (see also Note 8).
Management Convertible Loans
During the year ended December 31, 2024, the Company entered into convertible loan agreements with management. The loans bear interest between 4%-6%, consistent with overall market rates (refer to Note 8). All convertible loan agreements were converted to equity or repaid in 2026 (refer to Note 12).
Related Party Sublease
On November 1, 2023, the Company entered into a sublease agreement with an entity that is a related party to one of the executive officers of the Company, for the office space on the 14th floor in Zug Park Tower, Gubelstrasse 24, 6300, Zug. Rent is paid quarterly, beginning on July 1st, 2024. The Company was entitled to a rent-free period from November 1st, 2023, until June 30, 2024. The contract ended without notice on the 25th of September 2025. Monthly rent amounts to $12.
During 2025, the sublease agreement was extended to September 30, 2030. From October 1, 2025, to September 30, 2028, the annual rent will be $529, and from October 1, 2028, to September 30, 2030, the annual rent will be $548. As of June 30, 2026, the current operating lease liability related to this lease was $414 ($470 as of December 31, 2025), non-current operating lease liability was $1,334 ($1,904 as of December 31, 2025), and operating lease right-of-use asset was $1,743 ($2,374 as of December 31, 2025).
Convertible Loan and Commercial Arrangement
In April 2026, in connection with the Company’s Series B financing, the holder of the 2027 Convertible Loan converted the outstanding loan principal of $15.0 million and accrued interest of $1.8 million into 598,570 Series B convertible preferred shares. In addition, 1,562,081 warrants previously issued in connection with the convertible loan were converted into ordinary shares. Following these transactions, the holder became a significant shareholder of the Company. Refer to Note 12 for additional information regarding the Series B financing and Note 8 for the 2027 Convertible Loan.
In April 2026, the Company also entered into a discounted pricing support agreement with the same shareholder. The agreement provides for discounted pricing on certain Company products, volume-based rebates and minimum purchase commitments. During the six months ended June 30, 2026, the Company did not recognize revenue under the arrangement.
Note 17. Subsequent Events
The Company has evaluated subsequent events through September 15, 2026, which is the date the unaudited condensed consolidated financial statements were available to be issued.
2026 Share Split
On August 24, 2026, the shareholders of the Company approved and on September 15, 2026, the Company effected a five-for-three forward share split of its authorized, issued, and outstanding ordinary shares. The conversion rate of the Company’s convertible preferred shares and other share-based instruments, as applicable, were proportionately adjusted to factor in the 2026 Share Split. All share and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the 2026 Share Split for all periods presented.
2030 Term Loan Waiver on Entity Liquidations
As of June 30, 2026, the Company was not in compliance with certain covenants under the 2030 Term Loan credit agreement. In September 2026, the Company obtained a waiver from the lender, whereby as of June 30, 2026, the lender waived the resulting event of default and its right to accelerate or demand repayment of the loans as a consequence of such noncompliance for a period extending until March 14, 2027. The outstanding principal amount of the loans subject to the waiver was $92,610. As a result of the waiver, the related debt continues to be classified as non-current.
Receivable – due from Related Parties
In September 2026, the shareholders repaid the outstanding related party receivable balance of $61 thousand. As of June 30, 2026, this amount was presented as “Receivable - due from related parties” on the Company’s balance sheet. The receivable has been fully settled.

Shares

Class A Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan
William Blair
UBS Investment Bank
Deutsche Bank Securities
Apollo Global Securities
Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.	Indemnification of Directors and Officers
Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.
Subject to Swiss law, our Amended and Restated Articles of Association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
In the underwriting agreement that we will enter into in connection with the sale of the Class A ordinary shares being registered hereby, a form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
In connection with this offering, we have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters.
In addition, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as a director or officer of any of our subsidiaries, to the fullest extent permitted by law.
Certain of our nonemployee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Item 7.	Recent Sales of Unregistered Securities
Since January 1, 2023, we have issued and sold the securities described below without registering the securities under the Securities Act.

Name or Class of Purchaser	Date of Issuance	Title of Security	Number, or Principal Amount, of Securities	Consideration(1)
Founders	December 2023	Ordinary shares	3,457,087	CHF 34,640,016.43 ($43,687,749)
Founders	December 2023	Ordinary shares	2,257,097	CHF 22,616,109.59 ($28,523,281)
Other Investor	December 2023	Ordinary shares	237,998	CHF 2,384,750.68 ($3,007,631)
Institutional investor	December 2023	Ordinary shares	48,208	CHF 483,050.00 ($609,219)
Directors, officers and employees	January to December 2024	Options	1,711,667	—(2)
Directors, officers and employees	January to December 2024	RSUs		—(2)
Directors, officers and employees	January to December 2025	Options		—(2)
Directors, officers and employees	January to December 2025	RSUs		—(2)
Directors, officers and employees	January to September 2026	Options		(2)
Directors, officers and employees	January to September 2026	RSUs		(2)
Institutional investor	June 2024	Warrants		CHF 9,372.49 ($11,820)
Institutional investor	August 2024	Promissory note	$10,000,000	—
Institutional investor	December 2024	Promissory note	$5,000,000	—
Institutional investor	February 2025	Promissory note	$35,000,000	—
Institutional investor	February 2025	Warrants		—(3)
Institutional investor	June 2025	Warrants		—(3)
Institutional investor	January 2026	Warrants		—(3)
Institutional investor	April 2026	Class B preferred shares		CHF 13,191,854.79 ($16,637,476)
Employee	April 2026	Ordinary shares		CHF 200,400.00 ($252,743)
Employee	April 2026	Ordinary shares		CHF 804,246.58 ($1,014,310)
Institutional investor	April 2026	Class B preferred shares		CHF 24,900,000.00 ($31,403,708)

(1)
Solely for presentation purposes, where applicable, the applicable consideration paid has been converted into U.S. dollars using the USD/CHF exchange rate of 0.7929 (i.e., $1.2612 per CHF) in effect as of December 31, 2025, based on the Euro Foreign Exchange Reference Rates published by the European Central Bank on December 31, 2025.

(2)
Refers to equity awards granted at various times pursuant to our existing equity incentive plans, as more fully described under “Management—Equity Incentive Plans” in the prospectus which forms part of this registration statement.

(3)
Refers to warrants to acquire our ordinary shares issued to OrbiMed in connection with entry into, or amendment to, the OrbiMed Credit Agreement, as more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” in the prospectus which forms part of this registration statement.

The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the securities were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Capitalized terms used in this Item and not otherwise defined have the meanings ascribed to them in the prospectus which forms part of this registration statement.
Item 8.	Exhibits and Financial Statement Schedules
(a)	Exhibits.
The Exhibit index attached hereto is incorporated herein by reference.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Articles of Association of vVARDIS Holding AG, to be in effect immediately prior to the consummation of this offering.
5.1*	Opinion of Homburger AG, Swiss counsel of vVARDIS Holding AG, as to the validity of the Class A ordinary shares.
10.1*	Form of Shareholders’ Agreement by and among vVARDIS Holding AG and the Founders.
10.2.1**
Credit Agreement and Guaranty, dated as of February 6, 2025, by and among vVARDIS AG, vVARDIS Holding AG, certain subsidiaries of vVARDIS Holding AG from time to time party thereto, the Lenders from time to time party thereto and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders.†#

10.2.2**
Amendment No. 1 to Credit Agreement and Guaranty, dated as of June 30, 2025, by and among vVARDIS AG, vVARDIS Holding AG, certain subsidiaries of vVARDIS Holding AG from time to time party thereto, the Lenders from time to time party thereto and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders.†#

10.2.3**
Waiver and Amendment No. 2 to Credit Agreement and Guaranty, dated as of November 28, 2025, by and among vVARDIS AG, vVARDIS Holding AG, certain subsidiaries of vVARDIS Holding AG from time to time party thereto, the Lenders from time to time party thereto and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders.†#

10.2.4**
Amendment No. 3 to Credit Agreement and Guaranty, dated as of January 9, 2026, by and among vVARDIS AG, vVARDIS Holding AG, certain subsidiaries of vVARDIS Holding AG from time to time party thereto, the Lenders from time to time party thereto and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders.†#

10.2.5**
Acknowledgment, Consent and Amendment No. 4 to Credit Agreement and Guaranty, dated as of February 27, 2026, by and among vVARDIS AG, vVARDIS Holding AG, certain subsidiaries of vVARDIS Holding AG from time to time party thereto, the Lenders from time to time party thereto and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders.†#

10.3.1**	Secured Promissory Note, issued on August 19, 2024, by vVARDIS Inc. to Henry Schein, Inc. †#
10.3.2**	Amendment No. 1 to Secured Promissory Note (August 19, 2024), dated as of January 13, 2026, by and between vVARDIS Inc. and Henry Schein, Inc.
10.4**	Second Amended and Restated Distribution Agreement, dated as of November 29, 2025, between vVARDIS Inc., vVARDIS Holding AG and Henry Schein, Inc.†#
10.5.1**	Secured Promissory Note, issued on December 20, 2024, by vVARDIS Inc. to Henry Schein, Inc. †#
10.5.2**	Amendment No. 1 to Secured Promissory Note issued on December 20, 2024, dated as of January 13, 2026, by and between vVARDIS Inc. and Henry Schein, Inc.

Exhibit No.	Description
10.6.1**	vVARDIS Holding AG 2024 Equity Incentive Plan, adopted on March 28, 2024.§
10.6.2**	First Amendment to the vVARDIS Holding AG 2024 Equity Incentive Plan, adopted on November 19, 2025.§
10.7**	vVARDIS Holding AG Share Option Plan 2025, adopted on November 19, 2025.§#
10.8*	Form of Indemnification Agreement with directors and officers entered into in connection with this offering.§
10.9*	vVARDIS Holding AG 2026 Equity Incentive Plan, adopted on , 2026.§
21.1**	List of Subsidiaries.
23.1*	Consent of Deloitte AG.
23.2*	Consent of Homburger AG (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page to the registration statement).
107*	Filing Fee Table.

*	To be filed by amendment.
**	Filed previously
§	Indicates management contract or compensatory plan or arrangement.
†
Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

#
Certain annexes to this agreement have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will furnish copies of such annexes to the U.S. Securities and Exchange Commission upon request.

(b)	Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 9.	Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the municipality of Zug, Switzerland on    , 2026.

vVARDIS HOLDING AG

By:
	Name:	Haley Abivardi
	Title:	Co-Chief Executive Officer, Co-Founder & Co-Chair

By:
	Name:	Goly Abivardi
	Title:	Co-Chief Executive Officer, Co-Founder & Co-Chair

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Haley Abivardi, Goly Abivardi, Thomas Rondot and Keith Koford, and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons on    , 2026 in the capacities indicated:

Name	Title	Date

Co-Chief Executive Officer, Co-Founder & Co-Chair (Principal Executive Officer)
Haley Abivardi

Co-Chief Executive Officer, Co-Founder & Co-Chair (Principal Executive Officer)
Goly Abivardi

Chief Financial Officer & Chief People Officer (Principal Financial Officer and Principal Accounting Officer)
Thomas Rondot

Director
Juergen Stark

Director
Clifford zur Nieden

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of vVARDIS Holding AG, has signed this registration statement or amendment thereto on   , 2026.

VVARDIS INC., as Authorized U.S. Representative

By:
Name:
Title: